     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2012.
                                                            FILE NOS. 333-
                                                                       811-09003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER

                          THE SECURITIES ACT OF 1933                         [X]


                            Pre-Effective Amendment No.                          [ ]

                            Post-Effective Amendment No.                         [ ]


                                     and/or

                             REGISTRATION STATEMENT
                                      UNDER

                      THE INVESTMENT COMPANY ACT OF 1940                     [X]


                                   Amendment No.                                 [ ]


                        (Check Appropriate Box or Boxes)

                                  ------------

                         VARIABLE ANNUITY ACCOUNT SEVEN
                           (Exact Name of Registrant)


                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               (Name of Depositor)


                              2727-A ALLEN PARKWAY,
                              HOUSTON, TEXAS 77019

              (Address of Depositor's Principal Offices) (Zip Code)


        Depositor's Telephone Number, including Area Code: (800) 871-2000



                         AMERICAN HOME ASSURANCE COMPANY
                               (Name of Guarantor)

                                175 WATER STREET
                               NEW YORK, NY 10038
              (Address of Guarantor's Principal Offices) (Zip Code)

        Guarantor's Telephone Number, including Area Code: (212) 770-7000



                               MANDA GHAFERI, ESQ.


                             AIG LIFE AND RETIREMENT


                            1999 AVENUE OF THE STARS

                       LOS ANGELES, CALIFORNIA 90067-6121
 (Name and Address of Agent for Service for Depositor, Registrant and Guarantor)


Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.


Title of Securities Being Registered: (i) Units of interest in Variable Annuity Account Seven of American General Life Insurance Company under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         VARIABLE ANNUITY ACCOUNT SEVEN

                              CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
1.   Cover Page..............................   Cover Page
2.   Definitions.............................   Glossary
3.   Synopsis................................   Highlights; Fee Tables; Portfolio
                                                Expenses; Examples
4.   Condensed Financial Information.........   Appendix - Condensed Financial
                                                Information
5.   General Description of Registrant,
     Depositor and Portfolio Companies.......   The Polaris Plus Variable Annuity;
                                                Other Information
6.   Deductions..............................   Expenses
7.   General Description of Variable Annuity
     Contracts...............................   The Polaris Plus Variable Annuity;
                                                Purchasing a Polaris Plus Variable
                                                Annuity; Investment Options
8.   Annuity Period..........................   Annuity Income Options
9.   Death Benefit...........................   Death Benefits
10.  Purchases and Contract Value............   Purchasing a Variable Annuity
                                                Contract
11.  Redemptions.............................   Access To Your Money
12.  Taxes...................................   Taxes
13.  Legal Proceedings.......................   Legal Proceedings
14.  Table of Contents of Statement of
     Additional Information..................   Table of Contents of  Statement of
                                                Additional Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
15.  Cover Page..............................   Cover Page
16.  Table of Contents.......................   Table of Contents
17.  General Information and History.........   The Polaris Plus Variable Annuity
                                                (P);
                                                Separate Account; General Account
                                                (P);
                                                Investment Options (P);
                                                Other Information (P)
18.  Services................................   Other Information (P)
19.  Purchase of Securities Being Offered....   Purchasing a Polaris Plus Variable
                                                Annuity (P)
20.  Underwriters............................   Distribution of Contracts
21.  Calculation of Performance Data.........   Performance Data
22.  Annuity Payments........................   Annuity Income Options (P);
                                                Income Payments; Annuity Unit Values
23.  Financial Statements....................   Depositor: Other Information (P);
                                                Financial Statements; Registrant:
                                                Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                             [THE POLARIS PLUS LOGO]
                                VARIABLE ANNUITY
                                   PROSPECTUS
                                 JANUARY 2, 2013

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                               issued by Depositor

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               in connection with
                         VARIABLE ANNUITY ACCOUNT SEVEN


This variable annuity has several investment choices -- Variable Portfolios (which are subaccounts of the separate account) and available Fixed Account options. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Underlying Funds are part of the Anchor Series Trust ("AST") and SunAmerica Series Trust ("SAST").


UNDERLYING FUNDS:                    MANAGED BY:
     Aggressive Growth               Wells Capital Management Incorporated
     Alliance Growth                 AllianceBernstein L.P.
     Asset Allocation                Edge Asset Management, Inc.
     Balanced                        J.P. Morgan Investment Management Inc.
     Capital Appreciation            Wellington Management Company, LLP
     Cash Management                 BofA Advisors, LLC
     Corporate Bond                  Federated Investment Management Company
     Davis Venture Value             Davis Selected Advisers, L.P.
     "Dogs" of Wall Street(1)        SunAmerica Asset Management Corp.
     Emerging Markets                J.P. Morgan Investment Management Inc.(2)
     Equity Index                    SunAmerica Asset Management Corp.
     Equity Opportunities            OppenheimerFunds, Inc.
     Fundamental Growth              Wells Capital Management Incorporated
     Global Bond                     Goldman Sachs Asset Management International
     Global Equities                 J.P. Morgan Investment Management Inc.
     Government and Quality Bond     Wellington Management Company, LLP
     Growth                          Wellington Management Company, LLP
     Growth-Income                   J.P. Morgan Investment Management Inc.
     High-Yield Bond                 PineBridge Investments LLC
     International Diversified       Morgan Stanley Investment Management Inc.
       Equities
     International Growth & Income   Putnam Investment Management, LLC
     Real Estate                     Davis Selected Advisers, L.P.
     Small Company Value             Franklin Advisory Services, LLC
     Telecom Utility                 Massachusetts Financial Services Company
     Total Return Bond               Pacific Investment Management Company LLC



(1) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income.


(2) On or about January 14, 2013, the investment manager of the Emerging Markets Variable Portfolio will change from Putnam Investment Management, LLC to J.P. Morgan Investment Management Inc.


This contract is no longer available for new sales.

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated January 2, 2013. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-7862 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

VARIABLE ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



GLOSSARY...................................................................      3
HIGHLIGHTS.................................................................      4
FEE TABLE..................................................................      5
     Maximum Owner Transaction Expenses....................................      5
     Contract Maintenance Fee..............................................      5
     Separate Account Annual Expenses......................................      5
     Additional Optional Feature Fee.......................................      5
       Optional Income Protector Fee.......................................      5
     Underlying Fund Expenses..............................................      5
MAXIMUM AND MINIMUM EXPENSE EXAMPLES.......................................      6
THE POLARIS PLUS VARIABLE ANNUITY..........................................      7
PURCHASING A POLARIS PLUS VARIABLE ANNUITY.................................      7
     Allocation of Purchase Payments.......................................      8
     Accumulation Units....................................................      9
     Right to Examine......................................................      9
     Exchange Offers.......................................................     10
     Important Information for Military Servicemembers.....................     10
INVESTMENT OPTIONS.........................................................     10
     Variable Portfolios...................................................     10
       Anchor Series Trust.................................................     10
       SunAmerica Series Trust.............................................     10
     Substitution, Addition or Deletion of Variable Portfolios.............     12
     Fixed Accounts........................................................     12
     Dollar Cost Averaging Fixed Accounts..................................     12
     Dollar Cost Averaging Program.........................................     12
     Transfers During the Accumulation Phase...............................     13
     Automatic Asset Rebalancing Program...................................     15
     Voting Rights.........................................................     16
ACCESS TO YOUR MONEY.......................................................     16
     Withdrawal Restrictions...............................................     16
     Texas Optional Retirement Program.....................................     16
     Systematic Withdrawal Program.........................................     17
     Loans.................................................................     17
     Free Withdrawal Amount................................................     17
     Minimum Contract Value................................................     17
     Qualified Contract Owners.............................................     17
DEATH BENEFIT..............................................................     17
EXPENSES...................................................................     18
     Separate Account Expenses.............................................     18
     Withdrawal Charges....................................................     18
     Exceptions to Withdrawal Charge.......................................     19
     Income Protector Program Fee..........................................     19
     Underlying Fund Expenses..............................................     19
     Transfer Fee..........................................................     20
     Premium Tax...........................................................     20
     Income Taxes..........................................................     20
     Reduction or Elimination of Fees, Expenses and
            Additional Amounts Credited....................................     20
PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT...................     20
ANNUITY INCOME OPTIONS.....................................................     21
     Annuity Date..........................................................     21
     Annuity Income Options................................................     22
     Fixed or Variable Annuity Income Payments.............................     22
     Annuity Income Payments...............................................     23
     Transfers During the Income Phase.....................................     23
     Deferment of Payments.................................................     23
     Optional Income Protector Program.....................................     23
TAXES......................................................................     25
     Annuity Contracts in General..........................................     25
     Tax Treatment of Distributions -
            Non-Qualified Contracts........................................     26
     Tax Treatment of Distributions -
            Qualified Contracts............................................     26
     Required Minimum Distributions........................................     27
     Tax Treatment of Death Benefits.......................................     28
     Contracts Owned by a Trust or Corporation.............................     28
     Gifts, Pledges and/or Assignments of a Contract.......................     28
     Diversification and Investor Control..................................     28
OTHER INFORMATION..........................................................     29
     The Distributor.......................................................     29
     The Company...........................................................     29
     The Separate Account..................................................     30
     The General Account...................................................     30
     Financial Statements..................................................     31
     Administration........................................................     31
     Legal Proceedings.....................................................     31
     Registration Statements...............................................     31
CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION............................     32
APPENDIX A - CONDENSED FINANCIAL INFORMATION...............................    A-1
APPENDIX B - HYPOTHETICAL EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR
  PROGRAM..................................................................    B-1
APPENDIX C - THE GUARANTEE FOR CONTRACTS ISSUED BY SUNAMERICA ANNUITY PRIOR
  TO DECEMBER 29, 2006.....................................................    C-1
APPENDIX D - STATE CONTRACT AVAILABILITY
  AND/OR VARIABILITY.......................................................    D-1
APPENDIX E - DEATH BENEFITS FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 24,
  2003.....................................................................    E-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your Contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your Contract during the Accumulation Phase.

ANNUITANT(S) - The person(s) on whose life (lives) we base annuity payments. For a Contract issued pursuant to IRC Section 403(b), the Participant must be the Annuitant. Under an IRA the owner is always the Annuitant.

ANNUITY DATE - The date on which annuity income payments are to begin, as selected by you.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your Contract during the Income Phase.

BENEFICIARY (IES) - The person(s) you designate to receive any benefits under the Contract if you or in the case of a non-natural Owner, the Annuitant dies. If your contract is jointly owned, you and the joint Owner are each other's Primary Beneficiary.


COMPANY - Refers to American General Life Insurance Company ("AGL"), the insurer that issues this Contract. The term "we," "us" and "our" are also used to identify the issuing Company.



CONTRACT - The variable annuity contract issued by American General Life Insurance Company ("AGL"). This includes any applicable group master contract, certificate and endorsement.



CONTRACTHOLDER - The party named as the Contractholder on the annuity Contract issued by AGL. The Contractholder may be an Employer, a retirement plan trust, an association or any other entity allowed under the law.


EMPLOYER - The organization specified in the Contract which offers the Plan to its employees.

ERISA - Employee Retirement Income Security Act of 1974 (as amended).

FIXED ACCOUNT - An account, if available, in which you may invest money and earn a fixed rate of return. Fixed Accounts are obligations of the General Account.

GOOD ORDER - Fully and accurately completed forms, including any necessary supplementary documentation, applicable to any given transaction or request received by us.

INCOME PHASE - The period during which we make annuity income payments to you.

INSURABLE INTEREST - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when a person has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.

IRA - An Individual Retirement Annuity qualified under and issued in accordance with the provisions of Section 408(b) of the IRC.

IRC - The Internal Revenue Code of 1986, as amended, and all regulations thereto.

IRS - The Internal Revenue Service.

MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

NYSE - New York Stock Exchange

OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.

PARTICIPANT - An employee or other person affiliated with the Contractholder on whose behalf an account is maintained under the terms of the Contract.

PLAN - A retirement program offered by an Employer to its employees for which a Contract is used to accumulate funds which may or may not be regulated by ERISA.

PURCHASE PAYMENTS - The money you give us to buy the Contract, as well as any additional money you give us to invest in the Contract after you own it.

QUALIFIED (CONTRACT) - A Contract purchased with pretax dollars. These Contracts are generally purchased under a pension plan, specially sponsored program or IRA.

SEPARATE ACCOUNT - A segregated asset account maintained separately from the Company's regular portfolio of investment and general accounts. The Separate Account is established by the Company to purchase and hold the Variable Portfolios.

TRUSTS - Refers to the Anchor Series Trust and the SunAmerica Series Trust.

TSA - A tax sheltered annuity qualified under and issued in accordance with the provisions of Section 403(b) of the IRC.

UNDERLYING FUND - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.

VARIABLE PORTFOLIO(S) - The variable investment options available under the Contract. Each Variable Portfolio has its own investment objective and is invested in the Underlying Funds of the Trusts.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   HIGHLIGHTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The Polaris Plus Variable Annuity is a Contract between you and the Company. It is designed primarily for IRC 403(b) and IRA Contract investments to help you meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a Contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts. Like all deferred annuities, the Contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your Contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.


FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever longer period is required in your state), and not be charged a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payments. We will return your original Purchase Payments if required by law. PLEASE SEE FREE LOOK IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the Contract. Each year we deduct separate account charges, which equal a maximum of 1.25% annually of the average daily net asset value of your Contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios. If you elect optional features available under the Contract we may charge additional fees for these features. A separate withdrawal charge schedule applies to each Purchase Payment, depending on your employment status at the time the Contract is issued. The maximum amount of the withdrawal charge declines over time. After a Purchase Payment has been in the Contract for six complete years, or five complete years if you were separated from service at the time the Contract was issued, withdrawal charges no longer apply to that Purchase Payment. PLEASE SEE FEE TABLE, PURCHASING A POLARIS PLUS VARIABLE ANNUITY AND EXPENSES IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

DEATH BENEFIT: A death benefit feature is available under the contract which is payable to your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you switch to the Income Phase, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.

PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR STATE SPECIFIC INFORMATION.

THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE INFORMATION REGARDING HOW MONEY IS SHARED AMONG OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT ARE APPLICABLE TO THE CONTRACT AND WHEN YOU TRANSFER CONTRACT VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT. IF APPLICABLE, YOU MAY ALSO BE SUBJECT TO STATE PREMIUM TAXES.(1)

MAXIMUM OWNER TRANSACTION EXPENSES

MAXIMUM WITHDRAWAL CHARGES (AS A PERCENTAGE
OF EACH PURCHASE PAYMENT)(2)................   6%



TRANSFER FEE..............................  None(3)



THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE................................................... None

SEPARATE ACCOUNT ANNUAL EXPENSES
(deducted from the average daily ending net asset value allocated to the Variable Portfolios)

Mortality and Expense Risk Fee...........   1.10%
Distribution Expense Fee.................   0.15%
                                            -----
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES...   1.25%




ADDITIONAL OPTIONAL FEATURE FEE

The Income Protector is an optional guaranteed minimum income benefit. You may elect either Income Protector option described below.

OPTIONAL INCOME PROTECTOR FEE
(Calculated as a percentage of your Contract value on the date of your effective enrollment in the program and then each subsequent Contract anniversary, plus Purchase Payments made since the prior Contract anniversary, less proportional withdrawals, and fees and charges applicable to those withdrawals)

OPTION                                   ANNUAL FEE(4)
------                                   -------------
Income Protector Plus.................       0.15%
Income Protector Max..................       0.30%


UNDERLYING FUND EXPENSES
(AS OF JANUARY 31, 2012)


THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.

TOTAL ANNUAL UNDERLYING FUND
EXPENSES                            MINIMUM  MAXIMUM
----------------------------        -------  -------
(expenses that are deducted from
Trust assets, including management
fees, other expenses and 12b-1
fees, if applicable)..............   0.51%    1.33%


FOOTNOTES TO THE FEE TABLE:

(1) State premium taxes of up to 3.5% of your Purchase Payments may be deducted when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE PREMIUM TAX AND STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW.

(2) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines as follows:

YEARS SINCE RECEIPT OF PURCHASE PAYMENT:..................    1     2     3     4     5     6     7+
Schedule A*...............................................    6%    6%    5%    5%    4%    0%    0%
Schedule B**..............................................    6%    6%    5%    5%    4%    4%    0%



   * This Withdrawal Charge Schedule applies to participants who are separated from service at the time of Contract issue. Please see EXPENSES below.

  ** This Withdrawal Charge Schedule applies to all other participants.

(3) We reserve the right to charge $25 per transfer after the first 15 transfers in any contract year in the future.

(4) The fee is deducted from your Contract value annually.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES
(assuming maximum separate account annual expense of 1.25%, election of the optional Income Protector Max (0.30%), and investment in the Underlying Fund with total expenses of 1.33%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $891      $1,392     $1,918     $3,204


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $291       $892      $1,518     $3,204




MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual expense of 1.25%, no optional features are elected and investment in the Underlying Fund with total expenses of 0.51%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $779      $1,054     $1,354     $2,073


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $179       $554       $954      $2,073


EXPLANATION OF EXPENSE EXAMPLES

1. The purpose of the Expense Examples is to show you the various expenses you would incur directly and indirectly by investing in the variable annuity contract. The Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Expense Examples.

3. Examples reflecting application of optional features and benefits use the highest fees and charges at which those features are being offered. The fee for the Income Protector feature is not calculated as a percentage of your daily net asset value but on other calculations more fully described in the prospectus.

4. If you elected optional features, you do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

CONDENSED FINANCIAL INFORMATION APPEARS IN THE CONDENSED FINANCIAL INFORMATION APPENDIX OF THIS PROSPECTUS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        THE POLARIS PLUS VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We issue the Polaris Plus variable annuity to certain groups and/or individuals which qualify to purchase Contracts to fund their Tax Sheltered Annuity ("TSA") pursuant to Section 403(b) of the Internal Revenue Code ("IRC") or IRA retirement savings investments pursuant to Section 408(b) of the IRC. For TSA Contracts, the Contract may be issued to a group Contractholder (usually your employer or plan trustee) for the benefit of the Participants in the group (you and other employees in the group).

As a Participant under a group Contract you will receive a certificate which explains your rights under the Contract. In certain situations an individual Contract will be issued directly to you.

A TSA Polaris Plus participant may choose to convert their 403(b) to an IRA if they separate from service. Generally, all of the same features, charges and benefits will apply to a Contract converted to an IRA, as was applicable to a participant's TSA, so long as no conflict arises with the appropriate provisions of the IRC. We will only specifically address IRAs in this Prospectus to the extent that applicable IRC provisions and/or any other state or federal laws, require different treatment.

Generally, an annuity is a Contract between you and an insurance company. For Plans governed by Employee Retirement Income Security Act of 1974 ("ERISA"), the Contract may be owned by Plan Sponsor, Trustee or some other employee association. Your retirement plan allows you to invest money on which you have not already paid taxes and your earnings grow tax deferred. In addition, funding that Plan with a variable annuity provides certain benefits. You should decide whether the benefits are right for you. Among other features the Contract offers:

     - Investment Options: Various investment options available in one Contract, including both variable and fixed-rate investing.

     - Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime if elected, or another available period you select.

We developed this variable annuity to help you contribute to your retirement savings. Your contributions may come from payroll deductions arranged through your employer for TSAs. Contracts may also be funded by direct transfers or direct rollovers from other retirement savings plans. Existing Polaris Plus 403(b) Contracts may be converted to an IRA upon a separation from service. Additionally, those IRA Contract holders may make on-going contributions subject to restrictions set forth in the IRC.

This Contract has two stages, the Accumulation Phase and the Income Phase. Your Contract is in the Accumulation Phase when you make payments into the Contract. During the Accumulation Phase, generally you have the advantage of making Purchase Payments before paying taxes on the contributions. In addition, as a function of IRC provisions, taxes on your earnings are deferred until withdrawal. The Income Phase begins when you request that we start making annuity income payments to you out of the money accumulated in your Contract.

The Contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your Contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the Contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, PLEASE SEE INVESTMENT OPTIONS BELOW.

As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. PLEASE SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, PLEASE SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   PURCHASING A POLARIS PLUS VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

A Purchase Payment is the money you give us to buy a Contract. Any additional money you give us to invest in your Contract after purchase is a subsequent Purchase Payment. You make payments into your Contract in two ways:

     - salary reduction contributions, arranged through your employer; and/or

     - direct transfer or direct rollover from an existing retirement plan.

If you enter into a salary reduction agreement with your employer to make Purchase Payments, there is no minimum initial payment. If you do not establish such a salary reduction agreement, and only contribute through direct transfer or direct rollover, the minimum initial Purchase Payment is $2,000.

We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. We reserve the right to change the amount at which pre-approval is required at any time. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, The United States Life Insurance Company in the City of New York, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

NON-NATURAL OWNERSHIP

A trust, corporation or other non-natural entity may only purchase this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. FOR MORE INFORMATION ON NON-NATURAL OWNERSHIP, PLEASE SEE TAXES BELOW.

MAXIMUM ISSUE AGE

In general, we will not issue a TSA or IRA contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. Upon proof satisfactory to us that minimum distribution requirements are being satisfied or are not yet required, we may issue a contract to anyone under age 81. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

TERMINATION FOR FRAUD

The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance of the contract.

JOINT OWNERSHIP

We allow this contract to be jointly owned. We require that the joint Owners be spouses except in states that allow non-spouses to be joint Owners. The age of the older Owner is used to determine the availability of most age driven benefits. The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.

Certain states require that the benefits and features of the contract be made available to domestic or civil union partners ("Domestic Partners") who qualify for treatment as, or are equal to, spouses under state law. Other states allow same-sex partners to marry ("Same-Sex Spouses"). There are also states that require us to issue the contract to non-spousal joint Owners. However, Domestic Partners, Same-Sex Spouses and non-spousal joint Owners who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the IRC. Therefore, the ability of Domestic Partners, Same-Sex Spouses and non-spousal joint Owners to fully benefit from certain benefits and features of the contract, such as optional living benefit(s), if applicable, that guarantee withdrawals over two lifetimes may be limited by the conflict between certain state and federal laws.

ASSIGNMENT OF THE CONTRACT/CHANGE OF OWNERSHIP

You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We will not be bound by any assignment until written notice is processed by us at our Annuity Service Center and you have received confirmation. We are not responsible for the validity, tax or other legal consequences of any assignment. An assignment will not affect any payments we may make or actions we may take before we receive notice of the assignment.

We reserve the right not to recognize any assignment if it changes the risk profile of the owner of the contract, as determined in our sole discretion, if no Insurable Interest exists or if not permitted by the Internal Revenue Code. PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR DETAILS ON THE TAX CONSEQUENCES OF AN ASSIGNMENT. You should consult a qualified tax adviser before assigning the contract.

ALLOCATION OF PURCHASE PAYMENTS

In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us. You assume any risk in market fluctuations if you submit your Purchase Payment directly to a broker-dealer that is not deemed our agent, should there be a delay in that broker-dealer delivering your Purchase Payment to us. Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that deems the broker-dealer an agent of the Company.

An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the

Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two NYSE business days after the next NYSE business day. We allocate your initial Purchase Payment as of the date such Purchase Payment is priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within five NYSE business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.

Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next NYSE business day. We invest your subsequent Purchase Payments in the Variable Portfolios and available Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the Purchase Payment according to your allocation instructions on file. PLEASE SEE INVESTMENT OPTIONS BELOW.

Purchase Payments submitted by check can only be accepted by the Company at the Payment Center at the following address:


American General Life Insurance Company
P.O. Box 100330
Pasadena, CA 91189-0330


Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.

Overnight deliveries of Purchase Payments can only be accepted at the following address:


American General Life Insurance Company
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0330


Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.

ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we process your Purchase Payment, as described under ALLOCATION OF PURCHASE PAYMENTS above, if before that day's Market Close, or on the next business day's unit value if we process your Purchase Payment after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

RIGHT TO EXAMINE

You may cancel your contract within ten days after receiving it. We call this a "free look." Your state may require a longer free look period. Please check your contract or with your financial representative. To cancel, you must mail the contract along with your written free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, generally we will refund to you the value of your contract on the day we receive your request in Good Order at the Annuity Service Center. Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look.

If your contract was issued either in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract on the day we receive your request in Good Order at the Annuity Service Center. With respect to these contracts, we reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period. If we place your money in the Cash Management Variable Portfolio during the free look period, we will allocate your money according to your instructions at the end of the applicable free look period. PLEASE SEE THE STATE

CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR INFORMATION ABOUT THE FREE LOOK PERIOD IN YOUR STATE.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

IMPORTANT INFORMATION FOR MILITARY SERVICEMEMBERS

If you are an active duty full-time servicemember, and are considering the purchase of this contract, please read the following important information before investing. Subsidized life insurance is available to members of the Armed Forces from the Federal Government under the Servicemembers' Group Life Insurance program (also referred to as "SGLI"). More details may be obtained on-line at the following website: www.insurance.va.gov. This contract is not offered or provided by the Federal Government and the Federal Government has in no way sanctioned, recommended, or encouraged the sale of this contract. No entity has received any referral fee or incentive compensation in connection with the offer or sale of this contract, unless that entity has a selling agreement with the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

VARIABLE PORTFOLIOS

The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.


The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.


We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We offer Underlying Funds of the Anchor Series Trust and SunAmerica Series Trust at least in part because they are managed by SunAmerica Asset Management Corp. ("SAAMCo"), a wholly-owned subsidiary of AGL.


From time to time, certain Variable Portfolio names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Variable Portfolio's prior name.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

During periods of low short-term interest rates, and in part due to contract fees and expenses, the investment return of the Cash Management Variable Portfolio may become extremely low and possibly negative. In the case of negative returns, your investment in the Cash Management Variable Portfolio will lose value.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     ANCHOR SERIES TRUST - CLASS 1 SHARES

     SAAMCo is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").

     SUNAMERICA SERIES TRUST - CLASS 1 SHARES

     SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST").

               (SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

UNDERLYING FUNDS                      MANAGED BY:                                     TRUST    ASSET CLASS
----------------                      -----------                                     -----    -----------
Aggressive Growth                     Wells Capital Management Incorporated           SAST     STOCK
Alliance Growth                       AllianceBernstein L.P.                          SAST     STOCK
Asset Allocation                      Edge Asset Management, Inc.                     AST      BALANCED
Balanced                              J.P. Morgan Investment Management Inc.          SAST     BALANCED
Capital Appreciation                  Wellington Management Company, LLP              AST      STOCK
Cash Management                       BofA Advisors, LLC                              SAST     CASH
Corporate Bond                        Federated Investment Management Company         SAST     BOND
Davis Venture Value                   Davis Selected Advisers, L.P.                   SAST     STOCK
"Dogs" of Wall Street                 SunAmerica Asset Management Corp.               SAST     STOCK
Emerging Markets                      J.P. Morgan Investment Management Inc.          SAST     STOCK
Equity Index                          SunAmerica Asset Management Corp.               SAST     STOCK
Equity Opportunities                  OppenheimerFunds, Inc.                          SAST     STOCK
Fundamental Growth                    Wells Capital Management Incorporated           SAST     STOCK
Global Bond                           Goldman Sachs Asset Management International    SAST     BOND
Global Equities                       J.P. Morgan Investment Management Inc.          SAST     STOCK
Government and Quality Bond           Wellington Management Company, LLP              AST      BOND
Growth                                Wellington Management Company, LLP              AST      STOCK
Growth-Income                         J.P. Morgan Investment Management Inc.          SAST     STOCK
High-Yield Bond                       PineBridge Investments LLC                      SAST     BOND
International Diversified Equities    Morgan Stanley Investment Management Inc.       SAST     STOCK
International Growth & Income         Putnam Investment Management, LLC               SAST     STOCK
Real Estate                           Davis Selected Advisers, L.P.                   SAST     STOCK
Small Company Value                   Franklin Advisory Services, LLC                 SAST     STOCK
Telecom Utility                       Massachusetts Financial Services Company        SAST     STOCK
Total Return Bond                     Pacific Investment Management Company LLC       SAST     BOND



YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS, INCLUDING EACH UNDERLYING FUND'S INVESTMENT OBJECTIVE AND RISK FACTORS. YOU MAY OBTAIN AN ADDITIONAL COPY OF THESE PROSPECTUSES FOR THE TRUSTS BY CALLING OUR ANNUITY SERVICE CENTER AT (800) 445-7862 OR BY VISITING OUR WEBSITE AT WWW.SUNAMERICA.COM. YOU MAY ALSO OBTAIN INFORMATION ABOUT THE UNDERLYING FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

If applicable, your Plan may limit the Underlying Funds available under your Contract.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the guaranteed minimum interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account, if available, or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial rollover Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600 and for the 12-month DCA Fixed Account is $1,200. Purchase Payments less than these minimum amounts will automatically be allocated to Variable Portfolios according to your instructions or your current allocation instruction on file.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. PLEASE SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Portfolios over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to the Variable Portfolios. Therefore, the actual effective yield will be less than the stated annual crediting rate. Please note, for administrative reasons, we accumulate all subsequent Purchase Payments made in a given month into a single trade, and apply the fixed rate of interest available at that time. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in available investment options at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, available Fixed Account or DCA Fixed Account ("source account") to any available investment options ("target account"). Fixed Accounts are not available as target accounts for the DCA program. Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or available Fixed Account into a DCA Fixed Account.


If you choose to allocate subsequent Purchase Payments to an active DCA program with an available Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply. Further, we will begin transferring that subsequent Purchase Payment into your target account allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).


You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

     EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

----------------------------------------------------------------
     MONTH        ACCUMULATION UNIT VALUE      UNITS PURCHASED
----------------------------------------------------------------

       1                  $ 7.50                     100
       2                  $ 5.00                     150
       3                  $10.00                      75
       4                  $ 7.50                     100
       5                  $ 5.00                     150
       6                  $ 7.50                     100
----------------------------------------------------------------


     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

TRANSFERS DURING THE ACCUMULATION PHASE

Subject to our rules, restrictions and policies described below, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any available Fixed Accounts by telephone (800) 445-7862, through the Company's website (www.sunamerica.com), by U.S. Mail addressed to our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. If your contract was issued in the state of New York, we may accept transfers by telephone if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We cannot guarantee that we will be able to accept telephone, fax and/or internet transfer instructions at all times. Any telephone, fax or computer system, whether it is yours, your broker-dealer's, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time. If telephone, fax and/or internet access is unavailable, you should make your transfer request in writing by U.S. Mail to our Annuity Service Center.

Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.

Funds already in your contract cannot be transferred into the DCA Fixed
Accounts.

You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio or Fixed Account after a transfer, that amount must be transferred as well.

SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.

All transfer requests in excess of 15 transfers within a rolling 12-month look-back period ("12-Month Rolling Period") must be submitted by United States Postal Service first-class mail ("U.S. Mail"). Once a contract triggers this "Standard U.S. Mail Policy," all transfer requests must be submitted by U.S. Mail for 12 months from the date of the triggering transfer.

For example, if you made a transfer on August 16, 2012 and within the previous twelve months (from August 17, 2011 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2012 must be submitted by U.S. Mail (from August 17, 2012 through August 16,
2013).

We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer. All transfers made on the same day prior to Market Close are considered one transfer request. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy.

We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request;
(4) terminate your transfer privileges; and/or (5) request that you surrender your contract. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.

Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all Owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.


The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.

UNDERLYING FUNDS' SHORT-TERM TRADING POLICIES

Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

Many investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund. If an Underlying Fund believes that an omnibus order we submit may reflect transfer requests from owners engaged in Short-Term Trading, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

AUTOMATIC ASSET REBALANCING PROGRAM

Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing Program, you may elect to have your investments in the Variable Portfolios and/or Fixed Accounts, if applicable, periodically rebalanced to return your allocations to the percentages given at your last instructions for no additional charge. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make such transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or Fixed Accounts, if applicable, resulting from your transfer which will replace any previous rebalancing instructions you may have provided ("Default Rebalancing Instructions"). You may change any applicable Default Rebalancing Instructions at any time by contacting the Annuity Service Center.

Automatic Asset Rebalancing typically involves shifting a portion of your money out of investment options which had higher returns into investment options which had lower returns. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You can access money in your Contract in three ways:

     - by receiving annuity income payments during the Income Phase, PLEASE SEE ANNUITY INCOME OPTIONS BELOW; or

     - by taking a loan in accordance with the provisions of your Plan and/or this Contract (TSA only); or

     - subject to the restrictions described below, by making a partial or total withdrawal.

Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.

Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal before the end of the withdrawal charge period. If you made a total withdrawal, we also deduct premium taxes, if applicable.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of Contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account option. Such deferrals are limited to no longer than six months.

We may establish certain minimum withdrawal amounts or require that a minimum amount remain in a Variable Portfolio upon withdrawal. Please contact the Annuity Service Center for additional information. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each Variable Portfolio and each Fixed Account option in which you are invested.

WITHDRAWAL RESTRICTIONS

Withdrawals under Section 403(b) Contracts are subject to the limitations under
Section 403(b)(11) of the IRC and any applicable Plan document. Section 403(b) provides that salary reduction contributions deposited and earnings credited on any salary reduction contributions after December 31, 1988 may only be withdrawn upon (1) death; (2) disability; (3) reaching age 59 1/2; (4) separation from service; or (5) occurrence of a hardship. Amounts accumulated in one Section 403(b)(1) Contract may be transferred to another Section 403(b)(1) Contract or
Section 403(b)(7) custodial account without a penalty under the IRC. Amounts accumulated in a Section 403(b)(7) custodial account and deposited in a Contract will be subject to the same withdrawal restrictions as are applicable to post-1988 salary reduction contributions. PLEASE SEE TAXES BELOW.

If your Plan is subject to Title I of ERISA, your withdrawal request must be authorized by the Contractholder on your behalf. All withdrawal requests will require the Contractholder's written authorization and written documentation specifying the portion of your Contract value which is available for distribution to you.


If your Plan is not subject to Title I of ERISA and you own a TSA, you must certify to AGL that, one of the events listed in the IRC has occurred (and provide supporting information, if requested) and that AGL may rely on such representation in granting such a withdrawal request. The above does not apply to transfers to other Qualified investment alternatives. PLEASE SEE TAXES BELOW. You should consult your tax adviser as well as review the provisions of any applicable Plan before requesting a withdrawal.


In addition to the restrictions noted above, a Plan may contain additional withdrawal or transfer restrictions.

Early withdrawals from a TSA or IRA, as defined under Section 72(q) and 72(t) of the IRC, may be subject to 10% penalty tax.

TEXAS OPTIONAL RETIREMENT PROGRAM

If you participate in the Texas Optional Retirement Program ("ORP") you must obtain a certificate of termination from your employer before you can redeem your Contract. We impose this requirement on you because the Texas Attorney General ruled that participants in ORP may redeem their Contract only upon termination of their employment by Texas public institutions of higher education, or upon retirement death or total disability.

SYSTEMATIC WITHDRAWAL PROGRAM

If you elect the Systematic Withdrawal program and the terms of any applicable Plan and/or the IRC allow, then we use money in your Contract to pay your monthly, quarterly, semiannual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. However, any such payments you elect to receive are subject to all applicable withdrawal charges, market value adjustments, income taxes, tax penalties and other withdrawal restrictions affecting your Contract. The minimum amount of each withdrawal is $50. There must be at least $500 remaining in your Contract at all times. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2 at the time of withdrawal. There is no additional charge for participating in this program.

The program is not available to everyone. Please contact our Annuity Service Center, which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

WITHDRAWAL CHARGES, INCOME TAXES, TAX PENALTIES AND CERTAIN WITHDRAWAL RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE, INCLUDING SYSTEMATIC WITHDRAWALS.

LOANS


If you own a TSA and, if applicable, your Plan permits, you may take a loan from your Contract during the Accumulation Period. You may apply for a loan under the Contract by completing a loan application available from AGL. Loans are secured by a portion of your Contract Value. More information about loans, including interest rates, restrictions, terms of repayment and applicable fees and charges is available in the Certificate, the Endorsement and the Loan Agreement as well as from AGL's Annuity Service Center.


FREE WITHDRAWAL AMOUNT

If your Contract is subject to withdrawal charge schedule A, you may be able to withdraw 15% of your Purchase Payments each Contract year, free of a contractual withdrawal charge. The amount available for free withdrawal each year is reduced by the amount of any Purchase Payment previously withdrawn in that Contract year. However, upon a full surrender of your Contract, any previous free withdrawals would be subject to a surrender charge, if any is applicable at the time of surrender (except in the State of Washington).

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. PLEASE SEE TAXES BELOW for a more detailed explanation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  DEATH BENEFIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

If you should die during the Accumulation Phase of your Contract, we pay a death benefit to your Beneficiary. The death benefit (unless limited by your Plan) equals the greater of:

     1. Total Purchase Payments reduced by the amount of any loan(s) outstanding plus accrued interest and reduced for withdrawals (and any fees and charges applicable to those withdrawals) in the same proportion that each withdrawal reduced Contract Value on the date of the withdrawal, or;

     2. Contract value.

We do not pay the death benefit if you die after you switch to the Income Phase. However, if you die during the Income Phase your Beneficiary receives any remaining guaranteed annuity income payments (or a portion thereof) in accordance with the annuity income option you selected. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

You name your Beneficiary. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. Plans subject to Title 1 of ERISA may impose additional restrictions on Beneficiary designation which are discussed in the Beneficiary Designation Form.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. If the death benefit request is not received by us in Good Order or if notification of the death is made by the Beneficiary prior to submitting all required paperwork and satisfactory proof of death, the Beneficiary may have the option of transferring the entire contract value to the Cash Management Variable Portfolio or available Fixed Account by contacting the Annuity Service Center. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

For contracts in which the aggregate of all Purchase Payments in contracts issued by the Company or its affiliate, The United States Life Insurance Company in the City of New York, to the same Owner/Annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

The death benefit must be paid by December 31st of the calendar year containing the fifth anniversary of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin on or before December 31st of the calendar year immediately following the year of your death.

If the Beneficiary is the Participant's surviving spouse, the surviving spouse may elect to receive the entire death benefit in equal or substantially equal payments over their life or over a period not longer than their life expectancy, commencing at any date prior to the later of:

      (i) December 31st of the calendar year immediately following the calendar year in which the Participant died, and

     (ii) December 31st of the calendar year in which the Participant would have attained age 70 1/2.

Certain death benefits are either no longer offered or have changed since first being offered. IF YOUR CONTRACT WAS ISSUED PRIOR TO NOVEMBER 24, 2003, PLEASE SEE APPENDIX E FOR DETAILS REGARDING THOSE FEATURES.

Payments must begin under the selected annuity income option no later than the first anniversary of death for Non-Qualified contracts or December 31st of the year following the year of death for IRAs. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an annuity income option.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXPENSES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

There are fees and expenses associated with your contract which reduce your investment return. We will not increase certain contract fees, such as mortality and expense charges or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease. Some states may require that we charge less than the amounts described below. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX FOR STATE-SPECIFIC EXPENSES.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The annualized Separate Account expense is 1.25% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

We apply a withdrawal charge against each Purchase Payment you contribute to the Contract if you seek withdrawal of that payment prior to the end of a specified period.

If applicable, the withdrawal charge equals a percentage of the Purchase Payment you take out of the Contract. The withdrawal charge percentage may decline over time for each Purchase Payment in the Contract. The applicable withdrawal charge schedule will appear on your Contract Data Page.

SEPARATED FROM SERVICE AT CONTRACT ISSUE
(SCHEDULE A)

-------------------------------------------------------------------------
 YEARS SINCE PURCHASE
 PAYMENT RECEIPT              1       2       3       4       5       6
-------------------------------------------------------------------------
 WITHDRAWAL CHARGE           6%      6%      5%      5%      4%      0%
-------------------------------------------------------------------------


EMPLOYED AT CONTRACT ISSUE
(SCHEDULE B)

---------------------------------------------------------------------------------
 YEARS SINCE PURCHASE
 PAYMENT RECEIPT              1       2       3       4       5       6       7
---------------------------------------------------------------------------------
 WITHDRAWAL CHARGE           6%      6%      5%      5%      4%      4%      0%
---------------------------------------------------------------------------------


You may obtain information as to the withdrawal charge applicable to your Contract by contacting your Plan Sponsor, Employer, financial representative or by consulting your Contract Data page.

When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your Contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments.

Whenever possible, we deduct the withdrawal charge from the money remaining in your Contract. If you withdraw all of your Contract value, we deduct any applicable withdrawal charge from the amount withdrawn.

We calculate charges due on a total withdrawal as of the day after we receive your request and your Contract. We return your Contract value less any applicable fees and charges. You will not receive the benefit of any available and prior free withdrawal amounts (applicable only to those subject to withdrawal charge Schedule A) if you make a complete withdrawal of your Contract.

Both the insurance charges and the withdrawal charges may vary by Plan and/or group Contract based on certain objective factors. PLEASE SEE REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED BELOW.

EXCEPTIONS TO WITHDRAWAL CHARGE

A withdrawal charge is not applicable to withdrawals requested in the following situations:

     - Annuitization (except if under the Income Protector Program), PLEASE SEE ANNUITY INCOME OPTIONS BELOW;

     - Death Benefits, PLEASE SEE DEATH BENEFIT ABOVE;

     - After your 10th Contract anniversary;

     - If you are subject to withdrawal charge Schedule A, 15% of your Purchase Payments each Contract year;

     - Disability occurring after Contract issue;

     - Hardship occurring after Contract issue;

     - After separation from service occurring after Contract issue;

     - loans in accordance with the requirements of ERISA and/or the IRC, the Plan and the Contract; or

     - to avoid Federal Income Tax penalties or satisfy income tax rules applicable to the Contract from which the withdrawal is made.

Additionally, upon conversion to an IRA from an existing Polaris Plus 403(b) Contract, IRA Contractholders will receive credit for time served in their prior Polaris Plus TSA variable annuity investment. This means we will carry over the 403(b) Purchase Payment history with respect to any potential withdrawal charges under the IRA.

Withdrawals made prior to age 59 1/2 may result in tax penalties. PLEASE SEE TAXES BELOW.

INCOME PROTECTOR PROGRAM FEE

We charge a fee for the Income Protector program, as follows:

--------------------------------------------------------
                              ANNUAL FEE AS A % OF YOUR
           OPTION                INCOME BENEFIT BASE
--------------------------------------------------------
   Income Protector Plus                0.15%
--------------------------------------------------------
    Income Protector Max                0.30%
--------------------------------------------------------


Since the Income Benefit Base is only a calculation and does not provide a Contract value, we deduct the fee from your actual Contract value beginning on the Contract anniversary on which your enrollment in the program becomes effective. If you elect to participate in the Income Protector program at Contract issue, we begin deducting the annual fee for the Plus or Max option when your participation becomes effective. If you elect to participate in the Income Protector program after Contract issue, we begin deducting the annual fee on the Contract anniversary following election of the Income Protector program. We will deduct this charge from your Contract value on every Contract anniversary up to and including your Income Benefit Date. PLEASE SEE OPTIONAL INCOME PROTECTOR PROGRAM BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Fund. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.

FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, PLEASE REFER TO THE TRUST PROSPECTUSES.

TRANSFER FEE

We currently permit an unlimited number of transfers between investment options, every year. We reserve the right to limit the number of transfers to 15 per year, in the future, for both new and existing Contractholders. If we do impose such a limit you will be charged $25 for each transfer over that limit. PLEASE SEE INVESTMENT OPTIONS ABOVE.

PREMIUM TAX

Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states permit us to either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW for a listing of the states that charge premium taxes, the percentage of the tax and distinctions in impact on Qualified and Non-Qualified contracts.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
            PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.

COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and SunAmerica Capital Services, Inc. ("SACS"), the distributor of the contracts. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 5.25% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value annually.

The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives' compensation.

ADDITIONAL CASH COMPENSATION. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation ("revenue sharing"). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.

These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm's registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.

We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.

If allowed by his or her selling firm, a registered representative or other eligible person may purchase a contract on a basis in which an additional amount is credited to the contract. PLEASE SEE REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED ABOVE.

We provide a list of firms to whom we paid annual amounts greater than $5,000 under these revenue sharing arrangements in 2011 in the Statement of Additional Information which is available upon request.

We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.

Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.

NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.

PAYMENTS WE RECEIVE

We may directly or indirectly receive revenue sharing payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds) that make such payments to us. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all Trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.

We generally receive two kinds of payments described below.


ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds or wholly from the assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from SAAMCo, a wholly-owned subsidiary of AGL, are not expected to exceed 0.50% annually based on assets under management.


OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisers, subadvisers and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the adviser's, subadviser's or distributor's participation.

In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             ANNUITY INCOME OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ANNUITY DATE

During the Income Phase, we use the money accumulated in your Contract to make regular annuity income payments to you. You may switch to the Income Phase any time. You must provide us with a written request of the date you want annuity income payments to begin and send your request to the Annuity Service Center. Your annuity date is the first day of the month you select annuity income payments to begin ("Annuity Date"). You may change your Annuity Date by sending a written request to the Annuity Service

Center, so long as you do so at least seven days before the annuity income payments are scheduled to begin. Once you begin receiving annuity income payments, you cannot change your annuity income option. Except as indicated under Option 5, once you begin receiving annuity income payments, you cannot otherwise access your money through withdrawal or surrender.

Generally, for Qualified Contracts, the Annuity Date may be any day after you reach age 59 1/2 but not later than your 75th birthday. However, you may be required to begin taking required minimum distributions by April 1 following the later of, the year in which you turn age 70 1/2 or the calendar year in which you retire. PLEASE SEE TAXES BELOW.

As to TSAs and IRAs, an annuity income payment is generally considered a withdrawal. Therefore, IRC withdrawal restrictions may limit the time at which annuity income payments may begin. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.

Annuity income payments must begin on or before your Latest Annuity Date. If you do not choose an Annuity Date, your annuity income payments will begin on the Latest Annuity Date. If the Annuity Date is past your 85th birthday, your Contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences.

ANNUITY INCOME OPTIONS

Currently, this Contract offers five standard annuity income options. Other payout options may be available. Contact the Annuity Service Center for more information. If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments will be made in accordance with Option 4 for a period of 10 years. For annuity income payments selected for joint lives, we pay according to Option 3 for a period of 10 years.

We base our calculation of annuity income payments on the life of the Annuitant and the annuity rates set forth in your Contract. Under a TSA you, as the Participant, are always the Annuitant. Under an IRA you, as the contract owner, must always be the Annuitant. UNDER CERTAIN QUALIFIED CONTRACTS THE ANNUITY INCOME OPTION YOU SELECT MAY NOT EXCEED YOUR LIFE EXPECTANCY.

ANNUITY INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

ANNUITY INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

ANNUITY INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 years. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10, 15 OR 20 YEARS GUARANTEED

This option is similar to Option 1 above with an additional guarantee of payments for at least 10, 15 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account separate account charges which includes a mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please see the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE ANNUITY INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both Fixed Accounts and Variable Portfolios when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life income options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. PLEASE SEE ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

OPTIONAL INCOME PROTECTOR PROGRAM

If elected, this program provides a future "safety net" in the event that, when you choose to begin receiving annuity income payments, your contract has not performed within a historically anticipated range. The Income Protector program offers you the ability to receive a guaranteed fixed minimum retirement annuity income upon annuitization. With the Income Protector program you know the level of minimum annuity income that will be available to you if, when you chose to begin the income phase of your Contract, down markets have negatively impacted your contract value. We reserve the right to modify, suspend or terminate the Income Protector program at any time.

The Income Protector program provides two levels of minimum retirement annuity income. The two available options are the Income Protector Plus and Income Protector Max. If you enroll in the Income Protector program, we charge a fee based on the level of protection you select. The amount of the fee and how to enroll are described below. In order to utilize the benefit of the program you must follow the provisions discussed below.

Certain IRC restrictions on annuity income options available to Qualified retirement investors may have an impact on your ability to benefit from this feature. Qualified investors should read NOTE TO QUALIFIED CONTRACTHOLDERS below.

HOW WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED ANNUITY INCOME

We base the amount of minimum annuity income available to you if you take annuity income payments using the Income Protector program upon a calculation we call the Income Benefit Base. At the time your enrollment in the Income Protector program becomes effective, your Income Benefit Base is equal to your contract value. Your participation becomes effective on either the date of issue of the Contract (if elected at the time of application) or on the contract anniversary following your enrollment in the program.

The Income Benefit Base is only a calculation. It does not represent a contract value, nor does it guarantee performance of the Variable Portfolios in which you invest.

Your Income Benefit Base increases if you make subsequent Purchase Payments and decreases if you withdraw money from your Contract. The exact Income Benefit Base calculation is equal to (a) plus (b) minus (c) where:

     (a) is,

          - for the first year of calculation, your contract value on the date your participation in the program became effective, or;

          - for each subsequent year of calculation, the Income Benefit Base on the prior contract anniversary, and;

     (b) is the sum of all Purchase Payments made into the Contract since the last contract anniversary, and;

     (c) is all withdrawals and applicable fees and charges since the last contract anniversary in an amount proportionate to the amount by which such withdrawals decreased your contract value.

The Income Benefit Base accumulates at one of the following annual growth rates from the date your enrollment becomes effective through your election to begin receiving annuity income under the program:

--------------------------------------------------------
             OPTIONS                    GROWTH RATE*
--------------------------------------------------------
    The Income Protector Plus              3.25%
--------------------------------------------------------
     The Income Protector Max              5.25%
--------------------------------------------------------


* If you elect the Plus or Max feature on a subsequent anniversary, the growth rates may be different.

The growth rates for the Plus or Max features cease on the contract anniversary following the Annuitant's 90th birthday.

ENROLLING IN THE INCOME PROTECTOR PROGRAM

If you decide that you want the protection offered by the Income Protector program, you must elect the option of your choice by completing the Income Protector Election Form available through our Annuity Service Center. You may only elect one of the options, you can not change your election once made, and you can not terminate your enrollment. In order to obtain the benefit of the Income Protector program you may not begin the Income Phase for at least seven years following your enrollment.

STEP-UP OF YOUR INCOME BENEFIT BASE

You may also have the opportunity to "Step-Up" your Income Benefit Base. The Step-Up feature allows you to increase your Income Benefit Base to the amount of your contract value on your contract anniversary. You can only elect to Step-Up within the 30 days before the next Contract anniversary. The seven year waiting period required prior to electing annuity income payments through the Income Protector program is restarted if you step-up your Income Benefit Base.

You must complete the appropriate portion of the Income Protector Election Form to effect a Step-Up.

ELECTING TO RECEIVE ANNUITY INCOME PAYMENTS

You may elect to begin the Income Phase of your contract using the Income Protector Program ONLY within the 30 days after the seventh or later contract anniversary following the later of,

     - the effective date of your enrollment in the Income Protector program, or

     - the contract anniversary of your most recent Step-Up.

The contract anniversary prior to your election to begin receiving annuity income payments is your Income Benefit Date. This is the date as of which we calculate your Income Benefit Base to use in determining your guaranteed minimum fixed retirement annuity income. To arrive at the minimum guaranteed fixed retirement annuity income available to you, we apply the annuity rates stated in your Income Protector Endorsement for the annuity income option you select to your final Income Benefit Base.

You then choose if you would like to receive that annuity income annually, quarterly or monthly for the time guaranteed under your selected annuity income option. Your final Income Benefit Base is equal to (a) minus (b) where:

     (a) is your Income Benefit Base as your Income Benefit Date, and;

     (b) is any partial withdrawals of contract value and any charges applicable to those withdrawals and any withdrawal charges otherwise applicable, calculated as if you fully surrender your contract at the Income Benefit Date, and any applicable premium taxes.

The annuity income options available when using the Income Protector program to receive your retirement annuity income are:

     - Life Annuity with 10 Year Period Certain; or

     - Joint and 100% Survivor Annuity with 20 Year Period Certain

At the time you elect to begin the Income Phase, we will calculate your annual annuity income using both your final Income Benefit Base and your contract value. We will use the same annuity income option for each calculation, however, the annuity factors used to calculate your annuity income under the Income Protector program will be different. You will receive whichever provides a greater stream of annuity income. If you take annuity income payments using the Income Protector program, your annuity income payments will be fixed in amount. You are not required to use the Income Protector program to receive your annuity income payments. The general provisions of your Contract provide other annuity income options. However, we will not refund fees paid for the Income Protector program if you begin taking annuity income payments under the general provisions of your Contract. YOU MAY NEVER NEED TO RELY

UPON THE INCOME PROTECTOR PROGRAM, IF YOUR CONTRACT PERFORMS WITHIN A HISTORICALLY ANTICIPATED RANGE. HOWEVER, PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

NOTE TO QUALIFIED CONTRACTHOLDERS

Qualified Contracts generally require that you select an annuity income option which does not exceed your life expectancy. That restriction may limit the benefit of the Income Protector program. To utilize the Income Protector program, you must take annuity income payments under one of two annuity income options. If those annuity income options exceed your life expectancy you may be prohibited from receiving your guaranteed fixed income under the Income Protector program. If you own a Qualified Contract to which this restriction applies and you elect the Income Protector program, you may pay for this minimum guarantee and not be able to realize the benefit. You should consult your tax advisor for information concerning your particular circumstances.

FEES ASSOCIATED WITH THE INCOME PROTECTOR PROGRAM

We charge a fee for the Income Protector program, as follows:

--------------------------------------------------------
                                 ANNUAL FEE AS A % OF
           OPTION              YOUR INCOME BENEFIT BASE
--------------------------------------------------------
   Income Protector Plus                0.15%
--------------------------------------------------------
    Income Protector Max                0.30%
--------------------------------------------------------


Since the Income Benefit Base is only a calculation and does not provide a contract value, we deduct the fee from your actual contract value beginning on the contract anniversary on which your enrollment in the program becomes effective.

If you elect to participate in the Income Protector program at Contract issue, we begin deducting the annual fee for the Plus or Max option when your participation becomes effective. If you elect to participate in the Income Protector program at some time after Contract issue, we begin deducting the annual fee on the contract anniversary of or following election. We will deduct this charge from your contract value on every contract anniversary up to and including your Income Benefit Date.

After a Step-Up, the fee for the Income Protector Max or Plus will be based on your Stepped-Up Income Benefit Base, and will be deducted from your contract value beginning on the effective date of the step-up.

The Income Protector program may not be available in your state. Please consult your financial representative for information regarding availability. PLEASE SEE APPENDIX B FOR AN EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR PROGRAM.

--------------------------------------------------------------------------------
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                                      TAXES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS BASED ON THE INTERNAL REVENUE CODE ("IRC"), TREASURY REGULATIONS AND INTERPRETATIONS EXISTING AS OF THE DATE OF THIS PROSPECTUS AND GENERALLY DOES NOT ADDRESS STATE OR LOCAL TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE, NOR DOES IT INCLUDE ALL THE FEDERAL TAX RULES THAT MAY AFFECT YOU AND YOUR CONTRACT. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES FROM A QUALIFIED TAX ADVISOR. WE DO NOT GUARANTEE THE TAX STATUS OR TREATMENT OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. FEDERAL INCOME TAX TREATMENT OF THE CONTRACT IS SOMETIMES UNCERTAIN AND CONGRESS, THE INTERNAL REVENUE SERVICE ("IRS") AND/OR THE COURTS MAY MODIFY TAX LAWS AND TREATMENT RETROACTIVELY. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The IRC provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investment arrangements that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules and tax treatment apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under an employer-sponsored retirement plan, or an Individual Retirement Account or Annuity ("IRA"), your contract is referred to as a Non-Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your Non-Qualified contract.

If you purchase your contract under a qualified employer-sponsored retirement plan or an IRA, your contract is referred to as a Qualified contract.

Examples of qualified plans or arrangements are: traditional (pre-tax) IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) deferred compensation plans. Typically, for employer plans and tax deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

AGGREGATION OF CONTRACTS

Federal tax rules generally require that all Non-Qualified contracts issued after October 21, 1988 by the same company to the same policyholder during the same calendar year will be treated as one annuity contract for purposes of determining the taxable amount upon distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - under an immediate annuity contract;

     - when attributable to Purchase Payments made prior to August 14, 1982.

On March 30, 2010, the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person (see Contracts Owned by a Trust or Corporation). This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

A transfer of contract value to another annuity contract generally will be tax reported as a distribution unless we have sufficient information to confirm that the transfer qualifies as an exchange under IRC Section 1035 (a "1035 exchange").

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax amounts permitted under the employer's plan.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for qualifying higher education expenses or first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA) contract. Generally, withdrawals can only be made when an Owner: (1) reaches age 59 1/2; (2) severs employment with the employer;
(3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA contract as of December 31, 1988 are not subject to these restrictions except as otherwise imposed by the plan.

Qualifying transfers (including intra-plan exchanges) of amounts from one TSA contract or account to another TSA contract or account, and qualifying transfers to a state defined benefit plan to purchase service credits, where permitted under the employer's plan, generally are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred to a contract with lesser IRC withdrawal limitations than the account from which it is transferred, the more restrictive withdrawal limitations will continue to apply.

Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the plan, the Code, regulations, IRS pronouncements, and other applicable legal authorities.

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that were largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. Subsequent IRS guidance and/or the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. Effective January 1, 2009, the Company no longer accepts new premiums (including contributions, transfers and exchanges) into new or existing 403(b) contracts. You may wish to discuss the new regulations and/or the general information above with your tax adviser.

Withdrawals from other Qualified contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

REQUIRED MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 70 1/2. If you choose to delay your first distribution until the year after the year in which you reach 70 1/2 or separate from service, as applicable, then you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31.

If you own more than one IRA, you may be permitted to take your annual distributions in any combination from your IRAs. A similar rule applies if you own more than one TSA. However, you cannot satisfy this distribution requirement for your IRA contract by taking a distribution from a TSA, and you cannot satisfy the requirement for your TSA by taking a distribution from an IRA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax adviser for more information. You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax adviser concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

IRS regulations require that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and/or living benefits. As a result, if you request a minimum distribution calculation, or if one is otherwise required to be provided, in those specific circumstances where this requirement applies, the calculation may be based upon a value that is greater than your contract value, resulting in a larger required minimum distribution. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax adviser.

TAX TREATMENT OF DEATH BENEFITS

The taxable amount of any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefit is paid as lump sum or annuity income payments. Estate taxes may also apply.

Enhanced death benefits are used as investment protection and are not expected to rise to any adverse tax effects. However, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2, unless another exception applies.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation or other owner that is not a natural person ("Non-Natural Owner") that is considering purchasing this contract should consult a tax adviser.

Generally, the IRC does not confer tax-deferred status upon a Non-Qualified contract owned by a Non-Natural Owner for federal income tax purposes. Instead in such cases, the Non-Natural Owner pays tax each year on the contract's value in excess of the owner's cost basis, and the contract's cost basis is then increased by a like amount. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the Underlying Funds must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-Qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-Qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

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                                OTHER INFORMATION
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THE DISTRIBUTOR

SunAmerica Capital Services, Inc. ("SACS"), Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. SACS, an affiliate of the Company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). No underwriting fees are retained by SACS in connection with the distribution of the contracts.

THE COMPANY




American General Life Insurance Company ("AGL") is a stock life insurance company organized under the laws of the state of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.



Effective December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), an affiliate of AGL, merged with and into AGL ("Merger"). Before the Merger, contracts in all states except New York were issued by SunAmerica Annuity. Upon the Merger, all contractual obligations of SunAmerica Annuity became obligations of AGL. Accordingly, all references in the prospectus to SunAmerica Annuity as the issuer of the Contracts and owner of the separate account assets are amended to refer to AGL.



The Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from SunAmerica Annuity to AGL. You will receive a contract endorsement from AGL that reflects the change from SunAmerica Annuity to AGL. The Merger also did not result in any adverse tax consequences for any contract Owners.



Until we update all the forms to reflect the SunAmerica Annuity merger into AGL, we may provide you with forms, statements or reports that still reflect SunAmerica Annuity as the issuer. You may also contact AGL at its Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone
Number: (800) 445-7862.


OWNERSHIP STRUCTURE OF THE COMPANY


AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.



AGL is regulated for the benefit of policy owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's operations.



AIG is a leading international insurance organization serving customers in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.



On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the NY Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the facility was terminated. As a result of the Recapitalization, AIG was controlled by the Department of Treasury. As of December 14, 2012, the Department of Treasury sold its remaining shares of AIG Common Stock.

The transactions described above do not alter our obligations to you. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. For information on how to locate these documents, SEE FINANCIAL STATEMENTS, BELOW.

OPERATION OF THE COMPANY


The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial and insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial and insurance products and the relative value of such brands.



The Company is exposed to market risk, interest rate risk, contract owner behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the Company's financial and insurance products, as well as reduced fee income in the case of assets held in separate accounts, where applicable. These guaranteed benefits are sensitive to equity market and other conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets or as a result of other factors. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.


The Company is regulated for the benefit of contract owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company's operations.

THE SEPARATE ACCOUNT


Before December 31, 2012, Variable Annuity Account Seven was a separate account of SunAmerica Annuity, originally established under Arizona law on August 28, 1998. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, Variable Annuity Account Seven was transferred to and became a separate account of AGL under Texas law. It may be used to support the contract and other variable annuity contracts, and used for other permitted purposes.


The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.


You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract Owners.


THE GENERAL ACCOUNT

Obligations that are paid out of the Company's general account ("General Account") include any amounts you have allocated to available Fixed Accounts, including any interest credited thereon, and amounts owed under your contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios. The obligations and guarantees under the contract are the sole responsibility of the Company. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.

The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters.

CONTRACTS ISSUED ON OR PRIOR TO DECEMBER 29, 2006 WERE ISSUED WITH A GUARANTEE (THE "GUARANTEE") BY AMERICAN HOME ASSURANCE COMPANY (THE "GUARANTOR"). PLEASE SEE APPENDIX C FOR MORE INFORMATION.


FINANCIAL STATEMENTS

The financial statements described below are important for you to consider. Information about how to obtain these financial statements is also provided below.

THE COMPANY AND SEPARATE ACCOUNT

The financial statements of the Company and the Separate Account are required to be made available because you must look to those entities directly to satisfy our obligations to you under the Contract. If your contract is covered by the Guarantee, financial statements of the Guarantor are also provided in relation to its ability to meet its obligations under the Guarantee; please see Appendix C for more information.

INSTRUCTIONS TO OBTAIN FINANCIAL STATEMENTS

The financial statements of the Company, Separate Account, Guarantor, if applicable, and AIG are available by requesting a free copy of the Statement of Additional Information by calling (800) 445-7862 or by using the request form on the last page of this prospectus.


We encourage both existing and prospective contract Owners to read and understand the financial statements.


You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

By Mail:
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 445-7862

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 445-7862, if you have any comments, questions or service requests.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions for your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error. If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you to have ratified the transaction.

LEGAL PROCEEDINGS


The Company has received industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In the three months ended September 30, 2012, the Company, together with its life insurance company affiliates, worked to resolve multi-state examinations relating to the handling of unclaimed property and the use of the Social Security Administration Death Master File ("SSDMF") to identify death claims that have not been submitted to the Company or its insurance company affiliates, as the case may be, in the normal course of business. The final settlement of these examinations was announced on October 22, 2012. The Company is taking enhanced measures to, among other things, routinely match policyholder records with the SSDMF to determine if its insured parties, annuitants, or retained account holders have died and locate beneficiaries when a claim is payable.



Although the Company has reached final settlement on the multi-state examinations, it is possible that the settlement remediation requirements and/or remaining inquiries and other regulatory activity could result in the payment of additional death claims and additional escheatment of funds deemed abandoned under state laws. The Company believes that it has adequately reserved for such claims as of December 31, 2012, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.



In addition, the state of West Virginia has two lawsuits pending against the Company relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by the Company and by American General Life and Accident Insurance Company (which merged into the Company on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.



In addition, the Company invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. The Company received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against the Company and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme.



There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. As of December 31, 2012, the Company believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of the Company.


REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

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                                   CONTENTS OF
                       STATEMENT OF ADDITIONAL INFORMATION
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--------------------------------------------------------------------------------

Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-7862. The table of contents of the SAI is listed below.


Separate Account and the Company

General Account

Performance Data

Annuity Income Payments

Annuity Unit Values

Taxes

Broker-Dealer Firms Receiving Revenue Sharing Payments

Distribution of Contracts

Financial Statements

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                  APPENDIX A - CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  FISCAL        FISCAL     FISCAL     FISCAL     FISCAL     FISCAL     FISCAL     FISCAL    FISCAL
                                   YEAR          YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR      YEAR
                                   ENDED        ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED     ENDED
VARIABLE PORTFOLIOS               4/30/02      4/30/03    4/30/04    4/30/05    4/30/06    4/30/07    4/30/08    4/30/09   4/30/10
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

AGGRESSIVE GROWTH - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV.............  (a)     17.202     13.067     10.587     12.923     14.167     17.412     19.606     15.857    8.598
                              (b)      6.660      5.079      4.131      5.063      5.573      6.877      7.774      6.313    3.437
  Ending AUV................  (a)     13.067     10.587     12.923     14.167     17.412     19.606     15.857      8.598   12.762
                              (b)      5.079      4.131      5.063      5.573      6.877      7.774      6.313      3.437    5.122
  Ending Number of AUs......  (a)    893,284    812,929    790,356    693,354    535,535    437,327    363,501    300,673  277,689
                              (b)        980        288        310         22         12         12         12         12       12
----------------------------------------------------------------------------------------------------------------------------------

ALLIANCE GROWTH - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV.............  (a)     35.913     28.657     24.004     26.836     27.116     34.464     35.163     34.958   23.916
                              (b)      7.072      5.666      4.756      5.349      5.426      6.924      7.093      7.080    4.863
  Ending AUV................  (a)     28.657     24.004     26.836     27.116     34.464     35.163     34.958     23.916   32.067
                              (b)      5.666      4.765      5.349      5.426      6.924      7.093      7.080      4.863    6.547
  Ending Number of AUs......  (a)  2,724,668  2,424,504  2,306,310  1,847,707  1,400,581  1,082,445    873,281    722,991  667,171
                              (b)      3,136      1,984      2,006      2,006      1,916      1,916      1,916      1,916    1,867
----------------------------------------------------------------------------------------------------------------------------------

ASSET ALLOCATION - AST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 9/19/05)
  Beginning AUV.............  (a)     19.099     18.333     17.703     20.967     22.195     24.400     26.984     26.899   20.967
                              (b)                                                 13.223     13.939     15.437     15.390   12.003
  Ending AUV................  (a)     18.333     17.703     20.967     22.195     24.400     26.984     26.899     20.967   26.771
                              (b)                                                 13.939     15.437     15.390     12.003   15.343
  Ending Number of AUs......  (a)    602,916    571,196    662,512    566,460    480,138    417,975    364,188    290,132  256,963
                              (b)                                                      7         22         22         22       22
----------------------------------------------------------------------------------------------------------------------------------

BALANCED - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV.............  (a)     16.396     14.298     12.956     14.239     14.670     15.657     17.453     16.708   12.818
                              (b)      8.067      7.063      6.426      7.091      7.335      7.860      8.796      8.454    6.512
  Ending AUV................  (a)     14.298     12.956     14.239     14.670     15.657     17.453     16.708     12.818   16.415
                              (b)      7.063      6.426      7.091      7.335      7.860      8.796      8.454      6.512    8.373
  Ending Number of AUs......  (a)  4,592,956  4,022,365  3,723,491  2,949,416  2,192,601  1,710,123  1,424,818  1,080,942  961,958
                              (b)      2,546        837        837        630        630        630        524        524      524
----------------------------------------------------------------------------------------------------------------------------------

CAPITAL APPRECIATION - AST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV.............  (a)     37.392     31.686     27.782     34.031     34.158     43.027     47.003     50.969   33.199
                              (b)      8.575      7.295      6.422      7.899      7.960     10.067     11.041     12.021    7.861
  Ending AUV................  (a)     31.686     27.782     34.031     34.158     43.027     47.003     50.969     33.199   47.916
                              (b)      7.295      6.422      7.899      7.960     10.067     11.041     12.021      7.861   11.392
  Ending Number of AUs......  (a)    939,065    872,982    849,975    718,778    552,955    457,173    398,515    320,932  289,313
                              (b)      3,904      2,897      2,025      1,009      1,009      1,009        926        926      926
----------------------------------------------------------------------------------------------------------------------------------
CASH MANAGEMENT - SAST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 1/26/01)
  Beginning AUV.............  (a)     13.012     13.185     13.171     13.080     13.092     13.373     13.858     14.162   14.073
                              (b)     10.325     10.505     10.536     10.505     10.557     10.827     11.265     11.558   11.531
  Ending AUV................  (a)     13.185     13.171     13.080     13.092     13.373     13.858     14.162     14.073   13.888
                              (b)     10.505     10.536     10.505     10.557     10.827     11.265     11.558     11.531   11.425
  Ending Number of AUs......  (a)  1,839,033  1,553,588  1,210,503  1,115,235    734,314    728,402    700,672    539,768  416,237
                              (b)      3,026      3,497      3,497      3,497          0         30         30         30       30
----------------------------------------------------------------------------------------------------------------------------------

                                         FISCAL
                              8 MONTHS    YEAR
                                ENDED     ENDED
VARIABLE PORTFOLIOS           12/31/10  12/31/11
------------------------------------------------
------------------------------------------------

AGGRESSIVE GROWTH - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV.............    12.762  $ 13.714
                                 5.122  $  5.518
  Ending AUV................    13.714  $ 13.275
                                 5.518  $  5.363
  Ending Number of AUs......   263,970   240,000
                                    12        12
------------------------------------------------

ALLIANCE GROWTH - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV.............    32.067  $ 34.008
                                 6.547  $  6.961
  Ending AUV................    34.008  $ 32.813
                                 6.961  $  6.744
  Ending Number of AUs......   607,397   530,178
                                 1,867     1,867
------------------------------------------------

ASSET ALLOCATION - AST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 9/19/05)
  Beginning AUV.............    26.771  $ 28.566
                                15.343  $ 16.414
  Ending AUV................    28.566  $ 28.473
                                16.414  $ 16.420
  Ending Number of AUs......   240,440   212,131
                                    22        22
------------------------------------------------

BALANCED - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV.............    16.415  $ 17.264
                                 8.373  $  8.830
  Ending AUV................    17.264  $ 17.438
                                 8.830  $  8.954
  Ending Number of AUs......   878,526   760,988
                                   524       524
------------------------------------------------

CAPITAL APPRECIATION - AST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV.............    47.916  $ 54.119
                                11.392  $ 12.901
  Ending AUV................    54.119  $ 49.680
                                12.901  $ 11.890
  Ending Number of AUs......   270,056   244,867
                                   926       926
------------------------------------------------
CASH MANAGEMENT - SAST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 1/26/01)
  Beginning AUV.............    13.888  $ 13.750
                                11.425  $ 11.342
  Ending AUV................    13.750  $ 13.542
                                11.342  $ 11.215
  Ending Number of AUs......   367,410   336,087
                                    30        30
------------------------------------------------




                 AUV - Accumulation Unit Value
                 AU - Accumulation Units
                 (a) Reflecting 1.25% Separate Account expenses.
                 (b) Reflecting 0.85% Separate Account expenses.

                 Effective December 31, 2010, the Separate Account has changed its fiscal year end from April 30 to December 31.

                                FISCAL        FISCAL     FISCAL     FISCAL     FISCAL     FISCAL     FISCAL     FISCAL     FISCAL
                                 YEAR          YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR
                                 ENDED        ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED
VARIABLE PORTFOLIOS             4/30/02      4/30/03    4/30/04    4/30/05    4/30/06    4/30/07    4/30/08    4/30/09    4/30/10
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

CORPORATE BOND - SAST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 4/6/01)
  Beginning AUV...........  (a)     13.649     14.359     15.637     16.594     17.235     17.476     18.754     19.340     18.660
                            (b)      9.958     10.517                           12.777     13.007     14.014     14.510     14.056
  Ending AUV..............  (a)     14.359     15.637     16.594     17.235     17.476     18.754     19.340     18.660     23.636
                            (b)     10.517                                      13.007     14.014     14.510     14.056     17.877
  Ending Number of AUs....  (a)    685,610    679,219    634,989    500,897    368,666    299,842    264,197    212,736    201,210
                            (b)        255                                           0          0          0          0          0
----------------------------------------------------------------------------------------------------------------------------------

DAVIS VENTURE VALUE - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV...........  (a)     28.201     25.682     22.336     29.081     31.579     36.641     41.733     40.096     25.481
                            (b)      9.864      9.019      7.875     10.294     11.223     13.074     14.951     14.422      9.202
  Ending AUV..............  (a)     25.682     22.336     29.081     31.579     36.641     41.733     40.096     25.481     34.970
                            (b)      9.019      7.875     10.294     11.223     13.074     14.951     14.422      9.202     12.680
  Ending Number of AUs....  (a)    876,039    837,110    860,682    736,735    611,559    640,930    513,330    410,122    370,936
                            (b)      4,088      1,413      1,375      1,204      1,168      1,168        952        952        952
----------------------------------------------------------------------------------------------------------------------------------

"DOGS" OF WALL STREET - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 1/15/04)
  Beginning AUV...........  (a)      9.436     10.177      8.758     10.912     11.108     11.749     13.680     12.748      8.704
                            (b)                           11.646     11.804     12.064     12.811     14.977     14.024      9.642
  Ending AUV..............  (a)     10.177      8.758     10.912     11.108     11.749     13.680     12.748      8.704     11.924
                            (b)                           11.804     12.064     12.811     14.977     14.024      9.642     13.303
  Ending Number of AUs....  (a)    657,864    647,923    609,287    496,507    377,380    301,715    247,179    204,780    177,753
                            (b)                                8          8          4          4          4          4          4
----------------------------------------------------------------------------------------------------------------------------------

EMERGING MARKETS - SAST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 10/24/00)
  Beginning AUV...........  (a)      6.741      7.366      6.102      9.107     11.202     18.302     21.277     25.638     13.652
                            (b)      9.120     10.010                           15.408     25.275     29.501     35.690     19.081
  Ending AUV..............  (a)      7.366      6.102      9.107     11.202     18.302     21.277     25.638     13.652     20.801
                            (b)     10.010                                      25.275     29.501     35.690     19.081     29.190
  Ending Number of AUs....  (a)    599,115    518,892    680,531    544,013    595,058    466,456    439,706    364,153    341,570
                            (b)        797                                           0          0          0          0          0
----------------------------------------------------------------------------------------------------------------------------------

EQUITY INDEX - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 1/19/01)
  Beginning AUV...........  (a)      9.277      7.965      6.794      8.190      8.555      9.708     10.984     10.293      6.560
                            (b)      8.357      7.203                            7.831      8.921     10.134      9.536      6.101
  Ending AUV..............  (a)      7.965      6.794      8.190      8.555      9.708     10.984     10.293      6.560      8.950
                            (b)      7.203                                       8.921     10.134      9.536      6.101      8.359
  Ending Number of AUs....  (a)  5,912,696  5,344,702  5,140,659  4,114,983  3,059,876  2,345,019  1,882,083  1,426,489  1,249,940
                            (b)        907                                           0          0          0          0          0
----------------------------------------------------------------------------------------------------------------------------------

EQUITY OPPORTUNITIES - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) N/A)
  Beginning AUV...........  (a)     17.333     15.940     13.207     16.286     17.263     19.241     21.474     19.756     13.388
                            (b)                                                      0          0          0          0          0
  Ending AUV..............  (a)     15.940     13.207     16.286     17.263     19.241     21.474     19.756     13.388     17.713
                            (b)                                                      0          0          0          0          0
  Ending Number of AUs....  (a)    477,854    463,108    428,881    329,288    225,546    175,835    144,341    128,495    120,947
                            (b)                                                      0          0          0          0          0
----------------------------------------------------------------------------------------------------------------------------------

                                         FISCAL
                             8 MONTHS     YEAR
                              ENDED       ENDED
VARIABLE PORTFOLIOS          12/31/10   12/31/11
-------------------------------------------------
-------------------------------------------------

CORPORATE BOND - SAST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 4/6/01)
  Beginning AUV...........     23.636  $   24.669
                               17.877  $   18.707
  Ending AUV..............     24.669  $   25.925
                               18.707  $   19.739
  Ending Number of AUs....    194,282     169,566
                                    0           0
-------------------------------------------------

DAVIS VENTURE VALUE - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV...........     34.970  $   37.103
                               12.680  $   13.489
  Ending AUV..............     37.103  $   35.092
                               13.489  $   12.809
  Ending Number of AUs....    341,410     291,549
                                  952         952
-------------------------------------------------

"DOGS" OF WALL STREET - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 1/15/04)
  Beginning AUV...........     11.924  $   12.809
                               13.303  $   14.366
  Ending AUV..............     12.809  $   14.255
                               14.366  $   16.097
  Ending Number of AUs....    165,676     158,911
                                    4           4
-------------------------------------------------

EMERGING MARKETS - SAST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 10/24/00)
  Beginning AUV...........     20.801  $   23.996
                               29.190  $   33.762
  Ending AUV..............     23.996  $   17.516
                               33.762  $   24.744
  Ending Number of AUs....    300,171     244,751
                                    0           0
-------------------------------------------------

EQUITY INDEX - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 1/19/01)
  Beginning AUV...........      8.950  $    9.513
                                8.359  $    8.907
  Ending AUV..............      9.513  $    9.542
                                8.907  $    8.970
  Ending Number of AUs....  1,144,865   1,008,160
                                    0           0
-------------------------------------------------

EQUITY OPPORTUNITIES - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) N/A)
  Beginning AUV...........     17.713  $   19.296
                                    0           0
  Ending AUV..............     19.296  $   19.036
                                    0           0
  Ending Number of AUs....    105,232      91,230
                                    0           0
-------------------------------------------------




                 AUV - Accumulation Unit Value
                 AU - Accumulation Units
                 (a) Reflecting 1.25% Separate Account expenses.
                 (b) Reflecting 0.85% Separate Account expenses.

                 Effective December 31, 2010, the Separate Account has changed its fiscal year end from April 30 to December 31.

                                   FISCAL        FISCAL     FISCAL     FISCAL     FISCAL     FISCAL     FISCAL    FISCAL   FISCAL
                                    YEAR          YEAR       YEAR       YEAR       YEAR       YEAR       YEAR      YEAR     YEAR
                                    ENDED        ENDED      ENDED      ENDED      ENDED      ENDED      ENDED     ENDED    ENDED
VARIABLE PORTFOLIOS                4/30/02      4/30/03    4/30/04    4/30/05    4/30/06    4/30/07    4/30/08   4/30/09  4/30/10
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

FUNDAMENTAL GROWTH - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV..............  (a)     22.464     17.538     14.568     16.767     16.392     19.012     19.834   21.141   12.533
                               (b)      7.727      6.057      5.051      5.835      5.728      6.668      6.982    7.464    4.434
  Ending AUV.................  (a)     17.538     14.568     16.767     16.392     19.012     19.834     21.141   12.533   16.754
                               (b)      6.057      5.051      5.835      5.728      6.668      6.982      7.464    4.434    5.942
  Ending Number of AUs.......  (a)  1,831,599  1,601,326  1,418,311  1,116,207    812,915    621,898    501,902  418,735  384,500
                               (b)      1,209        174        174        174        189        174        174      174       87
---------------------------------------------------------------------------------------------------------------------------------

GLOBAL BOND - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV..............  (a)     15.454     15.801     16.849     16.975     17.683     18.119     18.629   21.158   20.179
                               (b)     10.481     10.763                           12.171     12.483     12.832   14.597   13.962
  Ending AUV.................  (a)     15.801     16.849     16.975     17.683     18.119     18.629     21.158   20.179   22.354
                               (b)     10.763                                      12.483     12.832     14.597   13.962   15.504
  Ending Number of AUs.......  (a)    510,010    476,778    424,680    337,148    257,706    212,271    209,814  166,388  152,370
                               (b)        446                                          24         24         24       24       24
---------------------------------------------------------------------------------------------------------------------------------

GLOBAL EQUITIES - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 12/11/00)
  Beginning AUV..............  (a)     19.986     16.270     13.156     15.834     16.714     22.433     26.137   25.181   14.680
                               (b)      8.673      7.089      5.753      6.938      7.359      9.911     11.595   11.214    6.572
  Ending AUV.................  (a)     16.270     13.156     15.834     16.714     22.433     26.137     25.181   14.680   20.153
                               (b)      7.089      5.753      6.938                 9.911     11.595     11.214    6.572    9.078
  Ending Number of AUs.......  (a)    598,333    550,495    522,178    430,108    351,150    311,898    260,212  211,805  192,113
                               (b)      1,959        212        212                     0          0          0        0        0
---------------------------------------------------------------------------------------------------------------------------------

GOVERNMENT AND QUALITY BOND - AST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 2/8/01)
  Beginning AUV..............  (a)     14.844     15.704     16.834     16.804     17.353     17.180     18.078   18.940   19.374
                               (b)     10.717     11.384     12.253     12.280     12.732     12.656     13.371   14.064   14.444
  Ending AUV.................  (a)     15.704     16.834     16.804     17.353     17.180     18.078     18.940   19.374   20.257
                               (b)     11.384     12.253     12.280     12.732     12.656     13.371     14.064   14.444   15.164
  Ending Number of AUs.......  (a)  3,250,427  3,259,053  2,682,883  1,995,979  1,474,874  1,180,632  1,011,087  844,486  712,133
                               (b)      3,422        326        175        132        132        132         77       77       77
---------------------------------------------------------------------------------------------------------------------------------

GROWTH - AST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV..............  (a)     29.136     25,649     21.660     26.870     28.327     33.323     37.311   36.496   23.277
                               (b)      8.745      7.729      6.553      8.163      8.640     10.204     11.471   11.266    7.214
  Ending AUV.................  (a)     25.649     21.660     26.870     28.327     33.323     37.311     36.496   23.277   32.634
                               (b)      7.729      6.553      8.163      8.640     10.204     11.471     11.266    7.214   10.154
  Ending Number of AUs.......  (a)    829,414    767,232    743,102    606,500    475,482    388,417    352,337  292,549  258,931
                               (b)      4,575      1,707      1,707      1,317      1,256      1,256        973      973      973
---------------------------------------------------------------------------------------------------------------------------------

GROWTH & INCOME - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV..............  (a)     30.347     25.714     22.086     26.313     26.725     31.224     33.998   32.221   20.107
                               (b)      8.734      7.431      6.407      7.659      7.809      9.160     10.014    9.529    5.964
  Ending AUV.................  (a)     25.714     22.086     26.313     26.725     31.224     33.998     32.221   20.107   26.314
                               (b)      7.431      6.407      7.659      7.809      9.160     10.014      9.529    5.964    7.823
  Ending Number of AUs.......  (a)  2,430,317  2,202,766  2,102,000  1,686,135  1,259,880    972,775    820,352  645,017  582,402
                               (b)      1,872        647        663        262        190        190        190      190      150
---------------------------------------------------------------------------------------------------------------------------------

                                          FISCAL
                               8 MONTHS    YEAR
                                 ENDED     ENDED
VARIABLE PORTFOLIOS            12/31/10  12/31/11
-------------------------------------------------
-------------------------------------------------

FUNDAMENTAL GROWTH - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV..............    16.754  $ 18.671
                                  5.942  $  6.644
  Ending AUV.................    18.671  $ 17.429
                                  6.644  $  6.235
  Ending Number of AUs.......   354,187   308,274
                                     87        87
-------------------------------------------------

GLOBAL BOND - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV..............    22.354  $ 23.524
                                 15.504  $ 16.349
  Ending AUV.................    23.524  $ 24.568
                                 16.349  $ 17.137
  Ending Number of AUs.......   138,773   121,501
                                     24        24
-------------------------------------------------

GLOBAL EQUITIES - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 12/11/00)
  Beginning AUV..............    20.153  $ 21.893
                                  9.078  $  9.912
  Ending AUV.................    21.893  $ 19.376
                                  9.912  $  8.832
  Ending Number of AUs.......   174,547   150,187
                                      0         0
-------------------------------------------------

GOVERNMENT AND QUALITY BOND - AST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 2/8/01)
  Beginning AUV..............    20.257  $ 20.586
                                 15.164  $ 15.451
  Ending AUV.................    20.586  $ 21.772
                                 15.451  $ 16.406
  Ending Number of AUs.......   631,123   538,912
                                     77        77
-------------------------------------------------

GROWTH - AST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV..............    32.634  $ 34.568
                                 10.154  $ 10.785
  Ending AUV.................    34.568  $ 32.004
                                 10.785  $ 10.025
  Ending Number of AUs.......   230,496   191,187
                                    973       973
-------------------------------------------------

GROWTH & INCOME - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV..............    26.314  $ 27.890
                                  7.823  $  8.313
  Ending AUV.................    27.890  $ 29.841
                                  8.313  $  8.934
  Ending Number of AUs.......   522,215   437,644
                                    150       150
-------------------------------------------------




                 AUV - Accumulation Unit Value
                 AU - Accumulation Units
                 (a) Reflecting 1.25% Separate Account expenses.
                 (b) Reflecting 0.85% Separate Account expenses.

                 Effective December 31, 2010, the Separate Account has changed its fiscal year end from April 30 to December 31.

                                       FISCAL      FISCAL   FISCAL   FISCAL   FISCAL   FISCAL   FISCAL   FISCAL   FISCAL
                                        YEAR        YEAR     YEAR     YEAR     YEAR     YEAR     YEAR     YEAR     YEAR   8 MONTHS
                                        ENDED      ENDED    ENDED    ENDED    ENDED    ENDED    ENDED    ENDED    ENDED     ENDED
VARIABLE PORTFOLIOS                    4/30/02    4/30/03  4/30/04  4/30/05  4/30/06  4/30/07  4/30/08  4/30/09  4/30/10  12/31/10
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

HIGH-YIELD BOND - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 1/19/01)
  Beginning AUV...................  (a)   13.607   12.745   13.073   15.445   17.310   19.922   22.094   21.247   15.780    21.548
                                    (b)    9.622    9.049                     12.453   14.361   15.950   15.363   11.426    15.625
  Ending AUV......................  (a)   12.745   13.073   15.445   17.310   19.922   22.094   21.247   15.780   21.548    22.924
                                    (b)    9.049                              14.361   15.950   15.363   11.426   15.625    16.655
  Ending Number of AUs............  (a)  368,246  352,067  340,552  272,262  201,721  188,501  146,590  125,934  119,326   116,270
                                    (b)      539                                  22       21       21       21       21        21
----------------------------------------------------------------------------------------------------------------------------------

INTERNATIONAL DIVERSIFIED EQUITIES - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/4/04)
  Beginning AUV...................  (a)   12.332   10.238    7.134    9.425   10.452   13.929   16.019   16.414    9.452    12.640
                                    (b)                              10.295   11.072   14.799   17.080   17.547   10.131    13.610
  Ending AUV......................  (a)   10.238    7.134    9.425   10.452   13.929   16.019   16.414    9.452   12.640    13.851
                                    (b)                              11.072   14.799   17.080   17.547   10.131   13.610    14.950
  Ending Number of AUs............  (a)  397,985  378,565  390,108  341,679  317,227  276,894  263,148  218,854  199,036   179,552
                                    (b)                                  44       44       44       44       44       44        44
----------------------------------------------------------------------------------------------------------------------------------

INTERNATIONAL GROWTH & INCOME - SAST Class 1 Shares
(Inception Date - (a) 3/24/99 (b) 10/24/00)
  Beginning AUV...................  (a)   12.641   11.010    8.580   11.670   13.105   17.683   20.692   19.595   10.112    13.617
                                    (b)    8.725    7.631    5.970    8.153    9.192   12.453   14.630   13.910    7.207     9.744
  Ending AUV......................  (a)   11.010    8.580   11.670   13.105   17.683   20.692   19.595   10.112   13.617    14.572
                                    (b)    7.631    5.970    8.153    9.192   12.453   14.630   13.910    7.207    9.744    10.455
  Ending Number of AUs............  (a)  600,190  576,640  583,393  551,102  501,721  496,563  437,413  345,299  300,805   260,209
                                    (b)      807      668      750      750      722      712      712      712      712       712
----------------------------------------------------------------------------------------------------------------------------------

REAL ESTATE - SAST Class 1 Shares
(Inception Date - (a) 3/31/99 (b) 10/24/00)
  Beginning AUV...................  (a)   10.856   12.265   12.697   15.878   20.848   26.911   33.682   27.985   14.083    21.887
                                    (b)   11.068   12.434   12.984   16.353   21.570   27.913   35.000   29.088   14.694    22.894
  Ending AUV......................  (a)   12.265   12.697   15.878   20.848   26.911   33.682   27.985   14.083   21.887    22.932
                                    (b)   12.434            16.353   21.570   27.913   35.000   29.088   14.694   22.894    24.037
  Ending Number of AUs............  (a)  269,182  322,682  341,188  319,242  265,567  250,482  145,959  109,677   95,920    94,506
                                    (b)    1,034                 8        8       16       15       15       15       15        15
----------------------------------------------------------------------------------------------------------------------------------

SMALL COMPANY VALUE - SAST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 2/8/01)
  Beginning AUV...................  (a)   14.522   16.627   13.176   17.750   20.462   27.190   29.133   25.175   17.076    25.551
                                    (b)   10.068   11.574    9.207   12.453   14.413   19.229   20.687   17.949   12.227    18.364
  Ending AUV......................  (a)   16.627   13.176   17.750   20.462   27.190   29.133   25.175   17.076   25.551    27.296
                                    (b)   11.574    9.207   12.453   14.413   19.229   20.687   17.949   12.227   18.364    19.667
  Ending Number of AUs............  (a)  458,007  457,922  494,691  456,434  384,054  340,500  246,769  196,153  196,093   199,740
                                    (b)    1,010      403      427      427      416      416      362      362      362       362
----------------------------------------------------------------------------------------------------------------------------------
TELECOM UTILITY - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV...................  (a)   13.699   10.772    8.861   10.157   11.746   12.980   16.747   17.971   11.181    15.033
                                    (b)    9.595             6.353    7.375    8.589    9.555   12.388   13.321    8.318    11.228
  Ending AUV......................  (a)   10.772    8.861   10.157   11.746   12.980   16.747   17.971   11.181   15.033    16.747
                                    (b)                      7.375    8.589    9.555   12.388   13.321    8.318   11.228    12.549
  Ending Number of AUs............  (a)  421,262  358,152  330,953  276,507  208,914  175,767  154,479  123,614  106,073   100,462
                                    (b)                         15       59       20       52       52       52       52        52
----------------------------------------------------------------------------------------------------------------------------------

                                     FISCAL
                                      YEAR
                                      ENDED
VARIABLE PORTFOLIOS                 12/31/11
--------------------------------------------
--------------------------------------------

HIGH-YIELD BOND - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 1/19/01)
  Beginning AUV...................  $ 22.924
                                    $ 16.655
  Ending AUV......................  $ 23.608
                                    $ 17.187
  Ending Number of AUs............   111,602
                                          21
--------------------------------------------

INTERNATIONAL DIVERSIFIED EQUITIES - SAST
Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/4/04)
  Beginning AUV...................  $ 13.851
                                    $ 14.950
  Ending AUV......................  $ 11.681
                                    $ 12.625
  Ending Number of AUs............   151,511
                                          44
--------------------------------------------

INTERNATIONAL GROWTH & INCOME - SAST Class 1
Shares
(Inception Date - (a) 3/24/99 (b) 10/24/00)
  Beginning AUV...................  $ 14.572
                                    $ 10.455
  Ending AUV......................  $ 12.406
                                    $  8.937
  Ending Number of AUs............   220,559
                                         712
--------------------------------------------

REAL ESTATE - SAST Class 1 Shares
(Inception Date - (a) 3/31/99 (b) 10/24/00)
  Beginning AUV...................  $ 22.932
                                    $ 24.037
  Ending AUV......................  $ 24.492
                                    $ 25.767
  Ending Number of AUs............    80,929
                                          15
--------------------------------------------

SMALL COMPANY VALUE - SAST Class 1 Shares
(Inception Date - (a) 3/23/99 (b) 2/8/01)
  Beginning AUV...................  $ 27.296
                                    $ 19.667
  Ending AUV......................  $ 26.087
                                    $ 18.867
  Ending Number of AUs............   140,852
                                         362
--------------------------------------------
TELECOM UTILITY - SAST Class 1 Shares
(Inception Date - (a) 3/19/99 (b) 10/24/00)
  Beginning AUV...................  $ 16.747
                                    $ 12.549
  Ending AUV......................  $ 17.576
                                    $ 13.209
  Ending Number of AUs............    91,771
                                          52
--------------------------------------------




                 AUV - Accumulation Unit Value
                 AU - Accumulation Units
                 (a) Reflecting 1.25% Separate Account expenses.
                 (b) Reflecting 0.85% Separate Account expenses.

                 Effective December 31, 2010, the Separate Account has changed its fiscal year end from April 30 to December 31.

                                       FISCAL      FISCAL   FISCAL   FISCAL   FISCAL   FISCAL   FISCAL   FISCAL   FISCAL
                                        YEAR        YEAR     YEAR     YEAR     YEAR     YEAR     YEAR     YEAR     YEAR   8 MONTHS
                                        ENDED      ENDED    ENDED    ENDED    ENDED    ENDED    ENDED    ENDED    ENDED     ENDED
VARIABLE PORTFOLIOS                    4/30/02    4/30/03  4/30/04  4/30/05  4/30/06  4/30/07  4/30/08  4/30/09  4/30/10  12/31/10
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

TOTAL RETURN BOND - SAST Class 1 Shares
(Inception Date - (a) 3/31/99 (b) N/A)
  Beginning AUV...................  (a)   14.743   14.685   15.732   17.303   18.735   20.622   22.587   22.972   24.381   26.760
                                    (b)                                            0        0        0        0        0        0
  Ending AUV......................  (a)   14.685   15.732   17.303   18.735   20.622   22.587   22.972   24.381   26.760   27.385
                                    (b)                                            0        0        0        0        0        0
  Ending Number of AUs............  (a)  120,482  115,713  118,994   94,361   78,790   69,724   60,654   72,809   75,127   84,900
                                    (b)                                            0        0        0        0        0        0
----------------------------------------------------------------------------------------------------------------------------------

                                     FISCAL
                                      YEAR
                                      ENDED
VARIABLE PORTFOLIOS                 12/31/11
--------------------------------------------
--------------------------------------------

TOTAL RETURN BOND - SAST Class 1 Shares
(Inception Date - (a) 3/31/99 (b) N/A)
  Beginning AUV...................   $27.385
                                           0
  Ending AUV......................   $28.767
                                           0
  Ending Number of AUs............    80,320
                                           0
--------------------------------------------




                 AUV - Accumulation Unit Value
                 AU - Accumulation Units
                 (a) Reflecting 1.25% Separate Account expenses.
                 (b) Reflecting 0.85% Separate Account expenses.

                 Effective December 31, 2010, the Separate Account has changed its fiscal year end from April 30 to December 31.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
APPENDIX B - HYPOTHETICAL EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR
                                     PROGRAM
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This table assumes a $100,000 initial investment in a Qualified contract with no additional premiums, no withdrawals, no step-ups, no premium taxes, current growth rates, and election of the optional Income Protector program at contract issue.


-------------------------------------------------------------------------------
                          INCOME       ANNUAL INCOME IF YOU ANNUITIZE ON THE
                         PROTECTOR       FOLLOWING CONTRACT ANNIVERSARIES:
IF AT ISSUE YOU ARE       OPTION     1 - 6      7        10       15       20
-------------------------------------------------------------------------------
Male or Female             Plus      5,500     6,379    8,275   10,931   10,931
Age 45*                     Max      6,290     7,728   11,035   16,044   16,044
-------------------------------------------------------------------------------
Joint Spousal Owners       Plus      4,884     5,603    7,119    9,164    7,164
Age 45                      Max      5,586     6,788    9,493   13,451   13,451
-------------------------------------------------------------------------------



 * Life Annuity with 10-year Period Certain

** Joint and 100% Survivor Annuity with 20-Year Period Certain

This table assumes a $100,000 initial investment in a Non-Qualified contract with no additional premiums, no withdrawals, no step-ups, no premium taxes, current growth rates, and election of the optional Income Protector program at contract issue.


-------------------------------------------------------------------------------
                          INCOME       ANNUAL INCOME IF YOU ANNUITIZE ON THE
                         PROTECTOR       FOLLOWING CONTRACT ANNIVERSARIES:
IF AT ISSUE YOU ARE       OPTION     1 - 6      7        10       15       20
-------------------------------------------------------------------------------
Male                       Plus      5,744     6,683    8,717   11,571   11,571
Age 45*                     Max      6,569     8,096   11,624   16,982   16,982
-------------------------------------------------------------------------------
Female                     Plus      5,256     6,075    7,833   10,292   10,292
Age 45*                     Max      6,011     7,360   10,446   15,106   15,106
-------------------------------------------------------------------------------



 * Life Annuity with 10-year Period Certain

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      APPENDIX C - THE GUARANTEE FOR CONTRACTS ISSUED BY SUNAMERICA ANNUITY
                           PRIOR TO DECEMBER 29, 2006
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

GUARANTEE OF INSURANCE OBLIGATIONS

The Company's insurance policy obligations for individual and group contracts issued by SunAmerica Annuity prior to December 29, 2006 at 4:00 p.m. Eastern Time, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home" or "Guarantor").

As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated for prospectively issued contracts. The Guarantee will not cover any contracts or certificates with a date of issue later than the Point of Termination. The Guarantee will continue to cover individual contracts, individual certificates and group unallocated contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts or certificates are satisfied in full. Insurance obligations include, without limitation, contract value invested in any available Fixed Accounts, death benefits, living benefits and annuity income options. The Guarantee does not guarantee contract value or the investment performance of the Variable Portfolios available under the contracts. The Guarantee provides that individual contract owners, individual certificate holders and group unallocated contract owners with a date of issue earlier than the Point of Termination can enforce the Guarantee directly.


Guarantees for contracts and certificates issued prior to the Merger will continue after the Merger. As a result, the Merger of SunAmerica Annuity into AGL will not impact the insurance obligations under the Guarantee. PLEASE SEE THE COMPANY ABOVE FOR MORE DETAILS REGARDING THE MERGER.


American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 175 Water Street, New York, New York 10038. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home, an affiliate of the Company, is an indirect wholly owned subsidiary of American International Group.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX D - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------
   PROSPECTUS PROVISION            AVAILABILITY OR VARIATION              STATES
------------------------------------------------------------------------------------
 Free Look                  If you reside in Arizona and are age 65   Arizona
                            or older on your Contract Date, the
                            Free Look period is 30 days
------------------------------------------------------------------------------------
 Free Look                  If you reside in California and are age   California
                            60 or older on your Contract Date, the
                            Free Look period is 30 days.
------------------------------------------------------------------------------------
 Premium Tax                We deduct premium tax charges of 0.50%    California
                            for Qualified contracts and 2.35% for
                            Non-Qualified contracts based on
                            contract value when you begin the
                            Income Phase.
------------------------------------------------------------------------------------
 Premium Tax                We deduct premium tax charges of 0% for   Maine
                            Qualified contracts and 2.0% for Non-
                            Qualified contracts based on total
                            Purchase Payments when you begin the
                            Income Phase.
------------------------------------------------------------------------------------
 Premium Tax                We deduct premium tax charges of 0% for   Nevada
                            Qualified contracts and 3.5% for Non-
                            Qualified contracts based on contract
                            value when you begin the Income Phase.
------------------------------------------------------------------------------------
 Premium Tax                For the first $500,000 in the contract,   South Dakota
                            we deduct premium tax charges of 0% for
                            Qualified contracts and 1.25% for Non-
                            Qualified contracts based on total
                            Purchase Payments when you begin the
                            Income Phase. For any amount in excess
                            of $500,000 in the contract, we deduct
                            front-end premium tax charges of 0% for
                            Qualified contracts and 0.80% for Non-
                            Qualified contracts based on total
                            Purchase Payments when you begin the
                            Income Phase.
------------------------------------------------------------------------------------
 Premium Tax                We deduct premium tax charges of 1.0%     West Virginia
                            for Qualified contracts and 1.0% for
                            Non-Qualified contracts based on
                            contract value when you begin the
                            Income Phase.
------------------------------------------------------------------------------------
 Premium Tax                We deduct premium tax charges of 0% for   Wyoming
                            Qualified contracts and 1.0% for Non-
                            Qualified contracts based on total
                            Purchase Payments when you begin the
                            Income Phase.
------------------------------------------------------------------------------------
 Transfer Privilege         Any transfer over the limit of 15 will    Oregon
                            incur a $25 fee.
------------------------------------------------------------------------------------
 Transfer Privilege         Any transfer over the limit of 15 will    Texas
                            incur a $10 fee.
------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   APPENDIX E - DEATH BENEFITS FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 24, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING IS A DESCRIPTION OF THE DEATH BENEFIT OPTION IF YOUR CONTRACT WAS ISSUED BEFORE NOVEMBER 24, 2003:

If you should die during the Accumulation Phase of your contract, We pay a death benefit to your Beneficiary.

The death benefit (unless limited by your Plan) is the greatest of:

     1. Total Purchase Payments minus total withdrawals and loans (and any fees and charges applicable to those withdrawals and/or loans) at the time We receive satisfactory proof of death; or

     2. Contract Value at the time We receive satisfactory proof of death and all required paperwork.

     We do not pay a death benefit if you die after you switch to the Income Phase. However, if you die during the Income Phase, your Beneficiary receives any remaining guaranteed income payments (or a portion thereof) in accordance with the income option you selected.

  Please forward a copy (without charge) of the Polaris Plus Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)


       ----------------------------------------------------------
       Name

       ----------------------------------------------------------
       Address

       ----------------------------------------------------------
       City/State/Zip


Contract Issue Date: -------------------------------------------------------


Date: ------------------------------    Signed: ----------------------------




  Return to: American General Life Insurance Company, Annuity Service Center, P.O. Box 54299,
  Los Angeles, California 90054-0299

                       STATEMENT OF ADDITIONAL INFORMATION

              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY


                    AMERICAN GENERAL LIFE INSURANCE COMPANY


                               IN CONNECTION WITH

                         VARIABLE ANNUITY ACCOUNT SEVEN




                         Polaris Plus Variable Annuity





This Statement of Additional Information is not a prospectus; it should be read with the prospectus dated January 2, 2013 relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 445-7862 or writing us at:

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                 P.O. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299

                                January 2, 2013

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Separate Account and the Company.........................................     3

General Account..........................................................     4

Performance Data.........................................................     5

Annuity Income Payments..................................................     8

Annuity Unit Values......................................................     9

Taxes....................................................................    13

Broker-Dealer Firms Receiving Revenue Sharing Payments...................    23

Distribution of Contracts................................................    24

Financial Statements.....................................................    24


                        SEPARATE ACCOUNT AND THE COMPANY


     American General Life Insurance Company ("AGL" or the "Company") is a stock life insurance company organized under the laws of the State of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. ("American International Group"), a Delaware corporation. American International Group is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. The commitments under the contacts are the Company's, and American International Group has no legal obligation to back those commitments.

     On December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), American General Assurance Company ("AGAC"), American General Life and Accident Insurance Company ("AGLA"), American General Life Insurance Company of Delaware ("AGLD"), SunAmerica Life Insurance Company ("SALIC") and Western National Life Insurance Company, ("WNL"), affiliates of American General Life Insurance Company, merged with and into American General Life Insurance Company ("Merger"). Prior to this date, the Polaris Plus contracts were issued by SunAmerica Annuity in all states except New York.

     Variable Annuity Account Seven ("Separate Account") was originally established by Anchor National Life Insurance Company ("Anchor National") on August 28, 1998, pursuant to the provisions of Arizona law, as a segregated asset account of Anchor National. Effective March 1, 2003, Anchor National changed its name to AIG SunAmerica Life Assurance Company ("SunAmerica Life"). Effective July 20, 2009, SunAmerica Life changed its name to SunAmerica Annuity and Life Assurance Company ("Company"). These were name changes only and did not affect the substance of any contract. Prior to December 31, 2012, the Separate Account was a separate account of SunAmerica Annuity. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, the Separate Account was transferred to and became a Separate Account of AGL under Texas law.

     The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.


        The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

        The Separate Account is divided into Variable Portfolios, with the assets of each Portfolio invested in the shares of one of the Underlying Funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the Underlying Funds. Values allocated to the Separate Account and the amount of variable annuity income payments will vary with the values of shares of the Underlying Funds, and are also reduced by contract charges.

        The basic objective of a variable annuity contract is to provide variable annuity income payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity income payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the Underlying Funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the Underlying Funds' managements to make necessary changes in their Portfolios to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

        Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity income payments).

                        AMERICAN HOME ASSURANCE COMPANY

        All references in this Statement of Additional Information to American Home Assurance Company ("American Home") apply only to contracts issued prior to December 29, 2006 at 4:00 p.m. Eastern Time. American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 175 Water Street, New York, New York 10038. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is an indirect wholly owned subsidiary of American International Group, Inc.

                                 GENERAL ACCOUNT

        The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. Your contract may offer Fixed Account Guarantee Periods ("FAGP") to which you may allocate certain Purchase Payments or contract value. Available guarantee periods may be for different lengths of time (such as 1, 3 or 5 years) and may have different guaranteed interest rates. We may also offer the specific Dollar Cost Averaging Fixed Accounts ("DCAFA"). Assets supporting amounts allocated to fixed investment options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

        The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                                PERFORMANCE DATA

     From time to time, we periodically advertise performance data relating to Variable Portfolios and Underlying Funds. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (or decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account charges (including certain death benefit rider charges) and the Underlying Fund expenses. It does not reflect the deduction of any applicable contract maintenance fee, withdrawal (or sales) charges, if applicable, or optional feature charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will include total return figures which reflect the deduction of the Separate Account charges (including certain death benefit charges), contract maintenance fee, withdrawal (or sales) charges and the Underlying Fund expenses.

     We may advertise the optional living benefits and death benefits using illustrations showing how the benefit works with historical performance of specific Underlying Funds or with a hypothetical rate of return (which will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the Underlying Fund expenses.

     The Separate Account may advertise "total return" data for the Variable Portfolios. Total return figures are based on historical data and are not intended to indicate future performance. "Total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period).

     For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding Underlying Funds, modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Underlying Fund. Further, returns shown are for the original class of shares of certain Underlying Funds, adjusted to reflect the fees and charges for the newer class of shares until performance for the newer class becomes available. Returns of the newer class of shares will be lower than those of the original class since the newer class of shares is subject to (higher) service fees. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on the Underlying Funds' performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account's Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding Underlying Funds, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (reflecting certain contractual fees and charges).

        Performance data for the various Portfolios are computed in the manner described below.


                           CASH MANAGEMENT PORTFOLIO

        Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

               Base Period Return = (EV-SV)/(SV)

        where:

              SV = value of one Accumulation Unit at the start of a 7 day period

              EV = value of one Accumulation Unit at the end of the 7 day period


        The change in the value of an Accumulation Unit during the 7 day period reflects the income received, minus any expenses accrued, during such 7 day period.

        The current yield is then obtained by annualizing the Base Period
Return:

               Current Yield = (Base Period Return) x (365/7)

        The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the Underlying Fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

                                                          365/7
               Effective Yield = [(Base Period Return + 1)      - 1]

        The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the Underlying Fund and changes in interest rates on such investments.

        Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time. In periods of very low short-term interest rates, the Portfolio's yield may become negative, which may result in a decline in the value of your investment.

OTHER VARIABLE PORTFOLIOS

        The Variable Portfolios of the Separate Account other than the Cash Management Portfolio also compute their performance data as "total return."


Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

               P(1+T)n = ERV

where:         P = a hypothetical initial payment of $1,000
               T = average annual total return
               n = number of years
             ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5, or 10 year period as of the end of the period (or fractional portion thereof).

        These rates of return do not reflect election of any optional features. The rates of return would be lower if the optional features were included in the calculations. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

                            ANNUITY INCOME PAYMENTS

INITIAL MONTHLY ANNUITY INCOME PAYMENTS

        The initial annuity income payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable annuity income payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity income option selected.

        The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity income payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity income payment. The number of Annuity Units determined for the first variable annuity income payment remains constant for the second and subsequent monthly variable annuity income payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY ANNUITY INCOME PAYMENTS

        For fixed annuity income payments, the amount of the second and each subsequent monthly annuity income payment is the same as that determined above for the first monthly annuity income payment.

        For variable annuity income payments, the amount of the second and each subsequent monthly annuity income payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly annuity income payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity income payment is due.

ANNUITY INCOME PAYMENTS UNDER THE INCOME PROTECTOR PROGRAM

        If contract holders elect to begin annuity income payments using the Income Protector program, the income benefit base is determined as described in the prospectus. The initial annuity income payment is determined by applying the income benefit base to the annuity table specifically designated for use in conjunction with the Income Protector program, either in the contract or in the endorsement to the contract. Those tables are based on a set amount per $1,000 of income benefit base applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity income option selected.

        The income benefit base is applied then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity income payment. The amount of the second and each subsequent annuity income payment is the same as that determined above for the first monthly annuity income payment.


                               ANNUITY UNIT VALUES

        The value of an Annuity Unit is determined independently for each Portfolio.

        The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Portfolio exceed 3.5%, variable income payments derived from allocations to that Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable income payments will decrease over time. If the net investment rate equals 3.5%, the variable income payments will remain constant. If a higher assumed investment rate had been used, the initial monthly variable income payment would be higher, but the actual net investment rate would also have to be higher in order for income payments to increase (or not to decrease).

        The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each variable income payment will vary accordingly.

        For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

        The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

        The NIF for any Portfolio for a certain month is determined by dividing
(a) by (b) where:

        (a) is the Accumulation Unit value of the Portfolio determined as of the end of that month, and

        (b) is the Accumulation Unit value of the Portfolio determined as of the end of the preceding month.

        The NIF for a Portfolio for a given month is a measure of the net investment performance of the Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than
1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the Underlying Fund in which the Portfolio invests; it is also reduced by Separate Account asset charges.

        ILLUSTRATIVE EXAMPLE

        Assume that one share of a given Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                      NIF = ($11.46/$11.44)

                          = 1.00174825

        The change in Annuity Unit value for a Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity income payment tables are based. For example, if the net investment rate for a Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable annuity income payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                         (1/12)
               1/[(1.035)      ] = 0.99713732

        In the example given above, if the Annuity Unit value for the Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

               $10.103523 x 1.00174825 x 0.99713732 = $10.092213

VARIABLE ANNUITY INCOME PAYMENTS

        ILLUSTRATIVE EXAMPLE

        Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Annuity Income Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity income payment date is $13.327695.

        P's first variable annuity income payment is determined from the annuity factor tables in P's contract, using the information assumed above. From these tables, which supply monthly annuity factors for each $1,000 of applied contract value, P's first variable annuity income payment is determined by multiplying the factor of 4.92 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

            First Annuity Income Payment = 4.92 x ($116,412.31/$1,000) = $572.75

        The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity income payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

             Annuity Units = $572.75/$13.256932 = 43.203812

        P's second variable annuity income payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second annuity income payment due date:

             Second Annuity Income Payment = 43.203812 x $13.327695 = $575.81

        The third and subsequent variable annuity income payments are computed in a manner similar to the second variable annuity income payment.

        Note that the amount of the first variable annuity income payment depends on the contract value in the relevant Portfolio on the Annuity Date and thus reflects the investment performance of the Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Portfolio). The net investment performance of the Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity income payments.

                                     TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. A natural owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under one of a number of types of employer-sponsored retirement plans, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the

Contracts should seek competent financial advice about the tax consequences of any distributions.

On March 30, 2010 the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person. This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA contributions, designated Roth contributions to a 403(b), 401(k), or governmental 457(b) plan. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from designated Roth accounts in a 403(b), 401(k) or governmental 457(b) plan, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Qualified Distributions from Roth IRAs, designated Roth accounts in 403(b), 401(k), and governmental 457(b) plans which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

     -    after attainment of age 59 1/2;

     -    when paid to your beneficiary after you die;

     -    after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     -    dividends paid with respect to stock of a corporation described in IRC
          Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     -    distributions from IRAs for higher education expenses;

     -    distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply; and

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract, subject in certain instances to the payee's right to elect out of withholding or to elect a different rate of withholding. For "eligible rollover distributions" from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct "trustee-to-trustee" transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Beginning in 2008, subject to federal income limitations, funds in a Qualified contract may be rolled directly over to a Roth IRA. Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

The Small Business Jobs Act of 2010 subsequently added the ability for "in-Plan" rollovers of eligible rollover distribution from pre-tax accounts to a designated Roth account in certain employer-sponsored plans which otherwise include or permit designated Roth accounts.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person such as a corporation or certain other entities. Such Contracts generally will not be accorded tax-deferred status. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan (other than a plan funded with IRAs) or pursuant to a domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (for many plans, a Qualified Domestic Relations Order, or QDRO), or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals generally can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner generally can only withdraw Purchase Payments. There are certain exceptions to these restrictions which are generally based upon the type of investment arrangement, the type of contributions, and the date the contributions were made. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers AND exchanges (both referred to below as "transfers") of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules could have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a contract or custodial account in a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. The IRS made this earlier guidance permanent in Revenue Procedure 2008-24, superseding Notice 2003-51, although it shortened the presumption period from 24 months to 12 months. Revenue Procedure 2008-24 provides that a transfer will be treated as a tax-free exchange under Code section 1035 if either (a) no amounts are withdrawn from, or received in surrender of, either of the contracts involved in the exchange during the 12 months beginning on the date on which amounts are treated as received as premiums or other consideration paid for the contract received in exchange (the date of transfer); or (b) the taxpayer demonstrates that one of the conditions described in Code section 72(q) or any similar life event (such as divorce or loss of employment) occurred between the date of the transfer and the date of the withdrawal or surrender. We reserve the right to treat partial transfers as tax-reportable distributions, rather than as partial 1035 exchanges, in recognition of certain questions which remain notwithstanding recent IRS guidance on the subject. Such treatment for tax reporting purposes, however, should not prevent a taxpayer from taking a different position on their return, in accordance with the advice of their tax counsel or other tax consultant, if they believe the requirements of IRC Section 1035 have been satisfied. Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan. The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan. Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and not-for-profit organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract if certain conditions are met. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2012 is the lesser of 100% of includible compensation or $17,000. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,500 in 2012 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2012 may not exceed the lesser of $50,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2012 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2012. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI in 2012 of less than $92,000, your contribution may be fully deductible; if your income is between $92,000 and $112,000, your contribution may be partially deductible and if your income is $112,000 or more, your contribution may not be deductible. If you are single and your income in 2012 is less than $58,000, your contribution may be fully deductible; if your income is between $58,000 and $68,000, your contribution may be partially deductible and if your income is $68,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible. If you and your spouse file jointly, and you are not covered by a plan but your spouse is: if your modified AGI in 2012 is between $173,000 and $183,000, your contribution may be partially deductible.

(d) Roth IRAs

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2012 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2012. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income in 2012 is less than:
$173,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $110,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. All persons may be eligible to convert a distribution from an employer-sponsored plan or from a traditional IRA into a Roth IRA. Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan if certain conditions are met. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

                               BROKER-DEALER FIRMS
                       RECEIVING REVENUE SHARING PAYMENTS


The following list includes the names of member firms of the FINRA (or their affiliated broker-dealers) that we believe received a revenue sharing payment of more than $5,000 as of the calendar year ending December 31, 2011, from SunAmerica Annuity and Life Assurance Company and The United States Life Insurance Company in the City of New York, both affiliated life companies. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.


BancWest Investment Services, Inc.
CCO Investment Services Corporation
Citigroup Global Markets Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Financial Network Investment Corporation
FSC Securities Corp.
Infinex Investments, Inc.
ING Financial Partners, Inc.
Janney Montgomery Scott LLC.
J.J.B. Hilliard, W.L. Lyons, Inc.
James Borello & Co
Lincoln Financial Advisor
Lincoln Financial Securities
LPL Financial Corporation
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Incorporated
Multi Financial Securities Corp.
NEXT Financial Group, Inc.
Primevest Financial Services, Inc.
Raymond James & Associates
Raymond James Financial
RBC Capital Markets Corporation
Royal Alliance Associates, Inc.
SagePoint Financial, Inc.
Sammons Securities Co. LLC
Securities America, Inc.
UBS Financial Services Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Advisor, LLC
Wescom Financial Services

We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.

Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                            DISTRIBUTION OF CONTRACTS

        The contracts are offered through SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company and SunAmerica Capital Services, Inc. are each an indirect, wholly owned subsidiary of American International Group. Contracts are offered on a continuous basis.


                              FINANCIAL STATEMENTS


     PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for Variable Annuity Account Seven, American General Life Insurance Company ("AGL"), the life companies listed below and American International Group, Inc.

     We are required to include additional life companies' financial statements in the Statement of Additional Information to reflect the effect of the Merger.

     You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

     The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     - Audited Financial Statements of Variable Annuity Account Seven of SunAmerica Annuity and Life Assurance Company for the year ended December 31, 2011

     - Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of American General Assurance Company for years ended December 31, 2011 and 2010

     - Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010

     - Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010

     - Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of American Home Assurance Company for the years ended December 31, 2011 and 2010

     The following financial statements are also included in the Statement of Additional Information:

     - Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011

     The financial statements of the life companies listed above should be considered only as bearing on the ability of the AGL to meet its obligation under the contracts.

     You should only consider the statutory financial statements of American Home Assurance Company ("American Home") that we include in the Statement of Additional Information as a bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the American Home guarantee.

AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     On March 30, 2011, American International Group, Inc. and the Company entered into an Unconditional Capital Maintenance Agreement. As a result, the financial statements of American International Group, Inc. are incorporated by reference below. American International Group, Inc. does not underwrite any contracts referenced herein.

     The following financial statements are incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     - Consolidated Financial Statements and Financial Statement Schedules of American International Group, Inc.'s Current Report on Form 8-K dated May 4, 2012 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting)

     - American International Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

     The following financial statements are also incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

     - Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.'s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011

                         VARIABLE ANNUITY ACCOUNT SEVEN

                                       OF

                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2011 AND 2010

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2011 AND 2010

                                    CONTENTS

Report of Independent Registered Public Accounting Firm .....................  1
Statements of Assets and Liabilities, December 31, 2011 .....................  2
Schedules of Portfolio Investments, December 31, 2011 ....................... 10
Statements of Operations, for the year ended December 31, 2011 .............. 11
Statements of Changes in Net Assets, for the year ended December 31, 2011 ... 19
Statements of Changes in Net Assets, for the eight months ended
  December 31, 2010, except as indicated .................................... 27
Statements of Changes in Net Assets, for the year ended April 30, 2010 ...... 35
Notes to Financial Statements ............................................... 43

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of SunAmerica Annuity and Life Assurance Company and the Contractholders of its separate account, Variable Annuity Account Seven:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting Variable Annuity Account Seven (the "Separate Account"), a separate account of SunAmerica Annuity and Life Assurance Company, at December 31, 2011, and the results of their operations for the year then ended, and the changes in each of their net assets for the year ended December 31, 2011, for the periods indicated in the eight months ended December 31, 2010 and for the year ended April 30, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2011 by correspondence with the custodians and transfer agents, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 25, 2012

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011

                                                                   Capital    Government and
                                              Asset Allocation  Appreciation   Quality Bond                     Asset Allocation
                                                 Portfolio        Portfolio     Portfolio     Growth Portfolio      Portfolio
                                                 (Class 1)       (Class 1)       (Class 1)        (Class 1)         (Class 3)
                                              ----------------  ------------  --------------  ----------------  ----------------
Assets:
  Investments in Trusts, at net asset value      $12,702,926     $70,183,281    $56,385,005      $31,593,436        $5,456,788

Liabilities:                                              --              --             --               --                --
                                                 -----------     -----------    -----------      -----------        ----------

Net assets:                                      $12,702,926     $70,183,281    $56,385,005      $31,593,436        $5,456,788
                                                 ===========     ===========    ===========      ===========        ==========

  Accumulation units                             $12,666,252     $70,009,875    $56,234,185      $31,531,443        $5,456,788

  Contracts in payout (annuitization) period          36,674         173,406        150,820           61,993                --
                                                 -----------     -----------    -----------      -----------        ----------

     Total net assets                            $12,702,926     $70,183,281    $56,385,005      $31,593,436        $5,456,788
                                                 ===========     ===========    ===========      ===========        ==========

Accumulation units outstanding                       642,249       3,863,350      3,152,043        2,361,780           357,310
                                                 ===========     ===========    ===========      ===========        ==========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                          22             926             77              973                --
  Unit value of accumulation units               $     16.42     $     11.89    $     16.41      $     10.03        $       --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                     400,609       3,319,573      2,448,302        2,028,986           307,308
  Unit value of accumulation units               $     15.52     $     16.07    $     17.12      $     11.76        $    15.30

Contracts with total expenses of 0.95%
  Accumulation units outstanding                          --              --             --               --            30,480
  Unit value of accumulation units               $        --     $        --    $        --      $        --        $    15.28

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                      29,487         297,984        164,752          140,634            10,381
  Unit value of accumulation units               $     15.11     $     15.63    $     16.66      $     11.44        $    14.89

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                          --              --             --               --             9,141
  Unit value of accumulation units               $        --     $        --    $        --      $        --        $    14.89

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                     212,131         244,867        538,912          191,187                --
  Unit value of accumulation units               $     28.47     $     49.68    $     21.77      $     32.00        $       --

                                                  Capital      Government and
                                               Appreciation     Quality Bond                     Natural Resources     Aggressive
                                                 Portfolio        Portfolio    Growth Portfolio      Portfolio      Growth Portfolio
                                                 (Class 3)        (Class 3)       (Class 3)          (Class 3)          (Class 1)
                                             ----------------  --------------  ----------------  -----------------  ----------------
Assets:
  Investments in Trusts, at net asset value    $105,117,546      $97,013,952      $3,958,202         $6,378,281        $4,336,866

Liabilities:                                             --               --              --                 --                --
                                               ------------      -----------      ----------         ----------        ----------

Net assets:                                    $105,117,546      $97,013,952      $3,958,202         $6,378,281        $4,336,866
                                               ============      ===========      ==========         ==========        ==========

  Accumulation units                           $105,062,852      $96,869,292      $3,958,202         $6,378,281        $4,334,320

  Contracts in payout (annuitization) period         54,694          144,660              --                 --             2,546
                                               ------------      -----------      ----------         ----------        ----------

     Total net assets                          $105,117,546      $97,013,952      $3,958,202         $6,378,281        $4,336,866
                                               ============      ===========      ==========         ==========        ==========

Accumulation units outstanding                    6,638,165        5,757,968         341,477            654,820           381,288
                                               ============      ===========      ==========         ==========        ==========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                         --               --              --                 --                12
  Unit value of accumulation units             $         --      $        --      $       --         $       --        $     5.36

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                  6,392,822        4,934,413         330,585            612,888           111,402
  Unit value of accumulation units             $      15.85      $     16.87      $    11.60         $     9.75        $     8.19

Contracts with total expenses of 0.95%
  Accumulation units outstanding                     87,337          534,665           6,968             13,784                --
  Unit value of accumulation units             $      15.80      $     16.86      $    11.59         $     9.73        $       --

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                    124,318           73,420             915             16,837            29,874
  Unit value of accumulation units             $      15.41      $     16.42      $    11.26         $     9.61        $     7.98

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                     33,688          215,470           3,009             11,311                --
  Unit value of accumulation units             $      15.37      $     16.41      $    11.27         $     9.60        $       --

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                         --               --              --                 --           240,000
  Unit value of accumulation units             $         --      $        --      $       --         $       --        $    13.28

(1)  Offered in Polaris Plus product.

(2) Offered in Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum products.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011
                                   (continued)

                                             Alliance Growth      Balanced     Blue Chip Growth   Capital Growth     Cash Management
                                                Portfolio        Portfolio         Portfolio        Portfolio           Portfolio
                                                (Class 1)        (Class 1)         (Class 1)        (Class 1)           (Class 1)
                                             ----------------  --------------  ----------------  -----------------  ----------------
Assets:
  Investments in Trusts, at net asset value     $20,614,056      $16,862,084      $1,032,130         $1,138,262        $19,038,886

Liabilities:                                             --               --              --                 --                 --
                                                -----------      -----------      ----------         ----------        -----------

Net assets:                                     $20,614,056      $16,862,084      $1,032,130         $1,138,262        $19,038,886
                                                ===========      ===========      ==========         ==========        ===========

  Accumulation units                            $20,602,290      $16,775,908      $1,032,130         $1,138,262        $18,927,383

  Contracts in payout (annuitization) period         11,766           86,176              --                 --            111,503
                                                -----------      -----------      ----------         ----------        -----------

    Total net assets                            $20,614,056      $16,862,084      $1,032,130         $1,138,262        $19,038,886
                                                ===========      ===========      ==========         ==========        ===========

Accumulation units outstanding                      927,957        1,107,883         174,245            148,001          1,583,571
                                                ===========      ===========      ==========         ==========        ===========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                      1,867              524              --                 --                 30
  Unit value of accumulation units              $      6.74      $      8.95      $       --         $       --        $     11.22

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                    371,570          337,401         167,095            134,214          1,184,921
  Unit value of accumulation units              $      8.11      $     10.36      $     5.93         $     7.71        $     11.63

Contracts with total expenses of 0.95%
  Accumulation units outstanding                         --               --              --                 --                 --
  Unit value of accumulation units              $        --      $        --      $       --         $       --        $        --

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                     24,342            8,970           7,150             13,787             62,533
  Unit value of accumulation units              $      7.89      $     10.09      $     5.77         $     7.50        $     11.34

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                         --               --              --                 --                 --
  Unit value of accumulation units              $        --      $        --      $       --         $       --        $        --

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                    530,178          760,988              --                 --            336,087
  Unit value of accumulation units              $     32.81      $     17.44      $       --         $       --        $     13.54

                                              Corporate Bond    Davis Venture    "Dogs" of Wall    Emerging Markets   Equity Index
                                                 Portfolio     Value Portfolio  Street Portfolio      Portfolio         Portfolio
                                                 (Class 1)        (Class 1)         (Class 1)         (Class 1)         (Class 1)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $68,020,756      $57,459,907       $3,758,211         $7,759,890       $9,620,430

Liabilities:                                             --               --               --                 --               --
                                                -----------      -----------       ----------         ----------       ----------

Net assets:                                     $68,020,756      $57,459,907       $3,758,211         $7,759,890       $9,620,430
                                                ===========      ===========       ==========         ==========       ==========

  Accumulation units                            $67,976,153      $57,370,099       $3,758,211         $7,735,402       $9,596,341

  Contracts in payout (annuitization) period         44,603           89,808               --             24,488           24,089
                                                -----------      -----------       ----------         ----------       ----------

    Total net assets                            $68,020,756      $57,459,907       $3,758,211         $7,759,890       $9,620,430
                                                ===========      ===========       ==========         ==========       ==========

Accumulation units outstanding                    3,163,389        3,661,616          247,452            404,082        1,008,160
                                                ===========      ===========       ==========         ==========       ==========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                         --              952                4                 --               --
  Unit value of accumulation units              $        --      $     12.81       $    16.10         $       --       $       --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                  2,799,036        3,088,508           81,882            141,502               --
  Unit value of accumulation units              $     21.29      $     14.05       $    16.89         $    21.86       $       --

Contracts with total expenses of 0.95%
  Accumulation units outstanding                         --               --               --                 --               --
  Unit value of accumulation units              $        --      $        --       $       --         $       --       $       --

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                    194,787          280,607            6,655             17,829               --
  Unit value of accumulation units              $     20.71      $     13.67       $    16.47         $    21.31       $       --

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                         --               --               --                 --               --
  Unit value of accumulation units              $        --      $        --       $       --         $       --       $       --

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                    169,566          291,549          158,911            244,751        1,008,160
  Unit value of accumulation units              $     25.93      $     35.09       $    14.26         $    17.52       $     9.54

(1)  Offered in Polaris Plus product.

(2) Offered in Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum products.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011
                                   (continued)

                                                  Equity         Fundamental                                             Growth
                                              Opportunities        Growth         Global Bond      Global Equities    Opportunities
                                                Portfolio         Portfolio        Portfolio          Portfolio         Portfolio
                                                (Class 1)         (Class 1)        (Class 1)          (Class 1)          (Class 1)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $8,917,611        $9,920,792       $15,102,584        $4,878,592        $1,550,205

Liabilities:                                            --                --                --                --                --
                                                ----------        ----------       -----------        ----------        ----------

Net assets:                                     $8,917,611        $9,920,792       $15,102,584        $4,878,592        $1,550,205
                                                ==========        ==========       ===========        ==========        ==========

  Accumulation units                            $8,892,599        $9,901,824       $15,088,926        $4,877,039        $1,549,594

  Contracts in payout (annuitization) period        25,012            18,968            13,658             1,553               611
                                                ----------        ----------       -----------        ----------        ----------

    Total net assets                            $8,917,611        $9,920,792       $15,102,584        $4,878,592        $1,550,205
                                                ==========        ==========       ===========        ==========        ==========

Accumulation units outstanding                     679,123           979,576           786,317           375,753           254,477
                                                ==========        ==========       ===========        ==========        ==========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        --                87                24                --                --
  Unit value of accumulation units              $       --        $     6.24       $     17.14        $       --        $       --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                   547,143           619,790           598,083           200,924           240,248
  Unit value of accumulation units              $    12.24        $     6.79       $     18.28        $     8.75        $     6.08

Contracts with total expenses of 0.95%
  Accumulation units outstanding                        --                --                --                --                --
  Unit value of accumulation units              $       --        $       --       $        --        $       --        $       --

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                    40,750            51,425            66,709            24,642            14,229
  Unit value of accumulation units              $    11.91        $     6.61       $     17.79        $     8.52        $     6.27

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                        --                --                --                --                --
  Unit value of accumulation units              $       --        $       --       $        --        $       --        $       --

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                    91,230           308,274           121,501           150,187                --
  Unit value of accumulation units              $    19.04        $    17.43       $     24.57        $    19.38        $       --

                                                                                 International                             MFS
                                                                                  Diversified       International      Massachusetts
                                              Growth-Income    High-Yield Bond      Equities          Growth and     Investors Trust
                                                Portfolio         Portfolio        Portfolio       Income Portfolio     Portfolio
                                                (Class 1)         (Class 1)        (Class 1)          (Class 1)         (Class 1)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $17,904,980      $13,645,893       $4,981,467         $8,694,008       $4,000,677

Liabilities:                                             --               --               --                 --               --
                                                -----------      -----------       ----------         ----------       ----------

Net assets:                                     $17,904,980      $13,645,893       $4,981,467         $8,694,008       $4,000,677
                                                ===========      ===========       ==========         ==========       ==========

  Accumulation units                            $17,828,057      $13,634,421       $4,946,316         $8,688,961       $3,998,372

  Contracts in payout (annuitization) period         76,923           11,472           35,151              5,047            2,305
                                                -----------      -----------       ----------         ----------       ----------

    Total net assets                            $17,904,980      $13,645,893       $4,981,467         $8,694,008       $4,000,677
                                                ===========      ===========       ==========         ==========       ==========

Accumulation units outstanding                      934,705          766,664          560,559            820,755          367,906
                                                ===========      ===========       ==========         ==========       ==========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        150               21               44                712               --
  Unit value of accumulation units              $      8.93      $     17.19       $    12.63         $     8.94       $       --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                    467,904          613,082          376,656            542,775          343,551
  Unit value of accumulation units              $      9.76      $     16.84       $     7.87         $     9.95       $    10.89

Contracts with total expenses of 0.95%
  Accumulation units outstanding                         --               --               --                 --               --
  Unit value of accumulation units              $        --      $        --       $       --         $       --       $       --

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                     29,007           41,959           32,348             56,709           24,355
  Unit value of accumulation units              $      9.50      $     16.40       $     7.66         $     9.69       $    10.60

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                         --               --               --                 --               --
  Unit value of accumulation units              $        --      $        --       $       --         $       --       $       --

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                    437,644          111,602          151,511            220,559               --
  Unit value of accumulation units              $     29.84      $     23.61       $    11.68         $    12.41       $       --

(1)  Offered in Polaris Plus product.

(2) Offered in Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum products.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011
                                   (continued)

                                             MFS Total Return   Mid-Cap Growth     Real Estate      Small Company       Technology
                                                 Portfolio        Portfolio         Portfolio      Value Portfolio      Portfolio
                                                 (Class 1)        (Class 1)         (Class 1)         (Class 1)         (Class 1)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $86,038,905       $3,521,322       $5,299,776         $3,681,375         $318,713

Liabilities:                                             --               --               --                 --               --
                                                -----------       ----------       ----------         ----------         --------

Net assets:                                     $86,038,905       $3,521,322       $5,299,776         $3,681,375         $318,713
                                                ===========       ==========       ==========         ==========         ========

  Accumulation units                            $85,799,595       $3,519,279       $5,299,454         $3,681,375         $318,713

  Contracts in payout (annuitization) period        239,310            2,043              322                 --               --
                                                -----------       ----------       ----------         ----------         --------

    Total net assets                            $86,038,905       $3,521,322       $5,299,776         $3,681,375         $318,713
                                                ===========       ==========       ==========         ==========         ========

Accumulation units outstanding                    5,205,010          372,085          192,759            141,214          139,237
                                                ===========       ==========       ==========         ==========         ========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                         --               --               15                362               --
  Unit value of accumulation units              $        --       $       --       $    25.77         $    18.87         $     --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                  4,814,248          346,585          104,510                 --          117,091
  Unit value of accumulation units              $     16.56       $     9.48       $    29.72         $       --         $   2.30

Contracts with total expenses of 0.95%
  Accumulation units outstanding                         --               --               --                 --               --
  Unit value of accumulation units              $        --       $       --       $       --         $       --         $     --

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                    390,762           25,500            7,305               --             22,146
  Unit value of accumulation units              $     16.12       $     9.23       $    28.93         $     --           $   2.24

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                         --               --               --                 --               --
  Unit value of accumulation units              $        --       $       --       $       --         $       --         $     --

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                         --               --           80,929            140,852               --
  Unit value of accumulation units              $        --       $       --       $    24.49         $    26.09         $     --

                                                                    Total
                                             Telecom Utility     Return Bond       Aggressive      Alliance Growth      Balanced
                                                Portfolio         Portfolio     Growth Portfolio      Portfolio         Portfolio
                                                (Class 1)         (Class 1)        (Class 3)          (Class 3)         (Class 3)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $2,245,084       $26,095,979        $385,850          $9,130,254       $4,064,697

Liabilities:                                            --                --              --                  --               --
                                                ----------       -----------        --------          ----------       ----------

Net assets:                                     $2,245,084       $26,095,979        $385,850          $9,130,254       $4,064,697
                                                ==========       ===========        ========          ==========       ==========

  Accumulation units                            $2,232,873       $26,095,979        $385,850          $9,130,254       $4,064,697

  Contracts in payout (annuitization) period        12,211                --              --                  --               --
                                                ----------       -----------        --------          ----------       ----------

    Total net assets                            $2,245,084       $26,095,979        $385,850          $9,130,254       $4,064,697
                                                ==========       ===========        ========          ==========       ==========

Accumulation units outstanding                     142,761         1,281,945          47,837           1,143,404          398,661
                                                ==========       ===========        ========          ==========       ==========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        52                --              --                  --               --
  Unit value of accumulation units              $    13.21       $        --        $     --          $       --       $       --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                    46,633         1,134,476          39,725           1,118,951          325,995
  Unit value of accumulation units              $    12.42       $     19.82        $   8.07          $     7.99       $    10.22

Contracts with total expenses of 0.95%
  Accumulation units outstanding                        --                --           6,372               1,215           45,572
  Unit value of accumulation units              $       --       $        --        $   8.07          $     7.97       $    10.21

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                     4,305            67,149             548              22,485            4,616
  Unit value of accumulation units              $    12.10       $     19.30        $   7.93          $     7.77       $     9.88

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                        --                --           1,192                 753           22,478
  Unit value of accumulation units              $       --       $        --        $   7.92          $     7.76       $     9.88

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                    91,771            80,320              --                  --               --
  Unit value of accumulation units              $    17.58       $     28.77        $     --          $       --       $       --

(1)  Offered in Polaris Plus product.

(2) Offered in Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum products.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011
                                   (continued)

                                             Blue Chip Growth   Capital Growth  Cash Management    Corporate Bond     Davis Venture
                                                Portfolio         Portfolio        Portfolio         Portfolio       Value Portfolio
                                                (Class 3)         (Class 3)        (Class 3)         (Class 3)          (Class 3)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $1,777,763        $3,109,242       $13,425,444       $172,812,534      $81,238,583

Liabilities:                                            --                --                --                 --               --
                                                ----------        ----------       -----------       ------------      -----------

Net assets:                                     $1,777,763        $3,109,242       $13,425,444       $172,812,534      $81,238,583
                                                ==========        ==========       ===========       ============      ===========

  Accumulation units                            $1,777,763        $3,109,242       $13,425,444       $172,804,641      $81,219,383

  Contracts in payout (annuitization) period            --                --                --              7,893           19,200
                                                ----------        ----------       -----------       ------------      -----------

    Total net assets                            $1,777,763        $3,109,242       $13,425,444       $172,812,534      $81,238,583
                                                ==========        ==========       ===========       ============      ===========

Accumulation units outstanding                     304,672           409,439         1,171,718          8,239,617        5,871,997
                                                ==========        ==========       ===========       ============      ===========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        --                --                --                 --               --
  Unit value of accumulation units              $       --        $       --       $        --       $         --      $        --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                   241,176           396,118         1,065,113          7,825,877        5,626,575
  Unit value of accumulation units              $     5.85        $     7.60       $     11.46       $      20.99      $     13.84

Contracts with total expenses of 0.95%
  Accumulation units outstanding                    47,145             4,175            86,712            209,299          105,832
  Unit value of accumulation units              $     5.84        $     7.60       $     11.46       $      20.98      $     13.82

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                       922             7,266            12,947            128,139           93,562
  Unit value of accumulation units              $     5.65        $     7.39       $     11.11       $      20.42      $     13.47

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                    15,429             1,880             6,946             76,302           46,028
  Unit value of accumulation units              $     5.65        $     7.39       $     11.11       $      20.41      $     13.44

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                        --                --                --                 --               --
  Unit value of accumulation units              $       --        $       --       $        --       $         --      $        --

                                                                  Emerging          Equity                             Fundamental
                                              "Dogs" of Wall       Markets        Opportunities     Foreign Value         Growth
                                             Street Portfolio     Portfolio        Portfolio          Portfolio         Portfolio
                                                 (Class 3)        (Class 3)        (Class 3)           (Class 3)        (Class 3)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $1,722,968        $9,319,379       $1,089,923        $64,786,340       $2,829,282

Liabilities:                                            --                --               --                 --               --
                                                ----------        ----------       ----------        -----------       ----------

Net assets:                                     $1,722,968        $9,319,379       $1,089,923        $64,786,340       $2,829,282
                                                ==========        ==========       ==========        ===========       ==========

  Accumulation units                            $1,707,558        $9,319,379       $1,089,923        $64,772,433       $2,829,282

  Contracts in payout (annuitization) period        15,410                --               --             13,907               --
                                                ----------        ----------       ----------        -----------       ----------

    Total net assets                            $1,722,968        $9,319,379       $1,089,923        $64,786,340       $2,829,282
                                                ==========        ==========       ==========        ===========       ==========

Accumulation units outstanding                     103,475           432,992           90,495          7,616,670          422,765
                                                ==========        ==========       ==========        ===========       ==========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        --                --               --                 --               --
  Unit value of accumulation units              $       --        $       --       $       --        $        --       $       --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                    99,735           404,837           84,431          6,372,025          415,891
  Unit value of accumulation units              $    16.66        $    21.54       $    12.06        $      8.51       $     6.70

Contracts with total expenses of 0.95%
  Accumulation units outstanding                     2,212            14,205              549            835,489              914
  Unit value of accumulation units              $    16.67        $    21.51       $    12.06        $      8.51       $     6.69

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                       808             9,025            5,259             91,547            3,341
  Unit value of accumulation units              $    16.20        $    21.00       $    11.74        $      8.39       $     6.48

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                       720             4,925              256            317,609            2,619
  Unit value of accumulation units              $    16.21        $    20.99       $    11.75        $      8.39       $     6.48

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                        --                --               --                 --               --
  Unit value of accumulation units              $       --        $       --       $       --        $        --       $       --

(1)  Offered in Polaris Plus product.

(2) Offered in Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum products.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011
                                   (continued)

                                                                                     Growth
                                               Global Bond     Global Equities   Opportunities      Growth-Income    High-Yield Bond
                                                Portfolio         Portfolio         Portfolio         Portfolio         Portfolio
                                                (Class 3)         (Class 3)         (Class 3)         (Class 3)         (Class 3)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value    $26,445,146        $1,155,601       $19,802,800        $6,662,058       $35,021,899

Liabilities:                                            --                --                --                --                --
                                               -----------        ----------       -----------        ----------       -----------

Net assets:                                    $26,445,146        $1,155,601       $19,802,800        $6,662,058       $35,021,899
                                               ===========        ==========       ===========        ==========       ===========

  Accumulation units                           $26,423,690        $1,155,601       $19,802,800        $6,662,058       $34,968,953

  Contracts in payout (annuitization) period        21,456                --                --                --            52,946
                                               -----------        ----------       -----------        ----------       -----------

    Total net assets                           $26,445,146        $1,155,601       $19,802,800        $6,662,058       $35,021,899
                                               ===========        ==========       ===========        ==========       ===========

Accumulation units outstanding                   1,469,111           133,917         3,300,537           694,256         2,111,423
                                               ===========        ==========       ===========        ==========       ===========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        --                --                --                --                --
  Unit value of accumulation units             $        --        $       --       $        --        $       --       $        --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                 1,366,513           128,888         3,011,808           511,134         2,036,917
  Unit value of accumulation units             $     18.02        $     8.63       $      5.99        $     9.62       $     16.60

Contracts with total expenses of 0.95%
  Accumulation units outstanding                    54,780             4,043           184,748           122,533            25,720
  Unit value of accumulation units             $     18.00        $     8.63       $      5.99        $     9.62       $     16.59

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                    18,136               647            46,955            12,290            31,964
  Unit value of accumulation units             $     17.54        $     8.43       $      6.18        $     9.32       $     16.17

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                    29,682               339            57,026            48,299            16,822
  Unit value of accumulation units             $     17.52        $     8.43       $      6.18        $     9.32       $     16.16

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                        --                --                --                --                --
  Unit value of accumulation units             $        --        $       --       $        --        $       --       $        --

                                              International     International
                                               Diversified       Growth and                       MFS Massachusetts        MFS
                                                 Equities          Income        Marsico Focused   Investors Trust    Total Return
                                                Portfolio         Portfolio     Growth Portfolio     Portfolio          Portfolio
                                                (Class 3)         (Class 3)         (Class 3)        (Class 3)          (Class 3)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $4,648,045       $32,850,575       $3,170,730        $33,390,332       $111,079,120

Liabilities:                                            --                --               --                 --                 --
                                                ----------       -----------       ----------        -----------       ------------

Net assets:                                     $4,648,045       $32,850,575       $3,170,730        $33,390,332       $111,079,120
                                                ==========       ===========       ==========        ===========       ============

  Accumulation units                            $4,648,045       $32,850,575       $3,170,730        $33,390,332       $111,063,382

  Contracts in payout (annuitization) period            --                --               --                 --             15,738
                                                ----------       -----------       ----------        -----------       ------------

    Total net assets                            $4,648,045       $32,850,575       $3,170,730        $33,390,332       $111,079,120
                                                ==========       ===========       ==========        ===========       ============

Accumulation units outstanding                     599,697         3,349,655          317,623          3,118,241          6,808,929
                                                ==========       ===========       ==========        ===========       ============

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        --                --               --                 --                 --
  Unit value of accumulation units              $       --        $       --       $       --        $        --       $         --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                   584,966         3,290,580          259,755          2,550,427          6,607,241
  Unit value of accumulation units              $     7.75       $      9.81       $     9.99        $     10.73       $      16.32

Contracts with total expenses of 0.95%
  Accumulation units outstanding                     4,630             2,783           32,760            374,486             56,871
  Unit value of accumulation units              $     7.75       $      9.81       $     9.99        $     10.73       $      16.31

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                     7,059            48,678           14,239             40,679            121,360
  Unit value of accumulation units              $     7.55       $      9.55       $     9.85        $     10.32       $      15.88

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                     3,042             7,614           10,869            152,649             23,457
  Unit value of accumulation units              $     7.55       $      9.55       $     9.85        $     10.31       $      15.87

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                        --                --               --                 --                 --
  Unit value of accumulation units              $       --        $       --       $       --        $        --       $         --

(1)  Offered in Polaris Plus product.

(2) Offered in Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum products.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011
                                   (continued)

                                              Mid-Cap Growth     Real Estate    Small & Mid Cap     Small Company      Technology
                                                Portfolio         Portfolio     Value Portfolio    Value Portfolio      Portfolio
                                                (Class 3)         (Class 3)        (Class 3)          (Class 3)         (Class 3)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $7,862,931       $23,668,467       $44,564,972       $27,942,383         $586,022

Liabilities:                                            --                --                --                --               --
                                                ----------       -----------       -----------       -----------         --------

Net assets:                                     $7,862,931       $23,668,467       $44,564,972       $27,942,383         $586,022
                                                ==========       ===========       ===========       ===========         ========

  Accumulation units                            $7,862,931       $23,668,467       $44,558,722       $27,931,988         $586,022

  Contracts in payout (annuitization) period            --                --             6,250            10,395               --
                                                ----------       -----------       -----------       -----------         --------

    Total net assets                            $7,862,931       $23,668,467       $44,564,972       $27,942,383         $586,022
                                                ==========       ===========       ===========       ===========         ========

Accumulation units outstanding                     845,004           808,937         4,147,775         2,899,537          258,808
                                                ==========       ===========       ===========       ===========         ========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        --                --                --                --               --
  Unit value of accumulation units              $       --       $        --       $        --       $        --         $     --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                   413,646           750,135         3,847,381         2,556,855          242,634
  Unit value of accumulation units              $     9.35       $     29.28       $     10.75       $      9.64         $   2.26

Contracts with total expenses of 0.95%
  Accumulation units outstanding                   296,738            34,676           177,599           223,090           15,580
  Unit value of accumulation units              $     9.34       $     29.27       $     10.74       $      9.64         $   2.26

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                    17,105            12,015            56,523            36,103              118
  Unit value of accumulation units              $     9.10       $     28.50       $     10.60       $      9.51         $   2.18

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                   117,515            12,111            66,272            83,489              476
  Unit value of accumulation units              $     9.09       $     28.50       $     10.59       $      9.51         $   2.19

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                        --                --                --                --               --
  Unit value of accumulation units              $       --       $        --       $        --       $        --         $     --

                                                                                  Invesco Van                          Invesco Van
                                                                    Total          Kampen V.I.       Invesco Van       Kampen V.I.
                                             Telecom Utility     Return Bond     Capital Growth      Kampen V.I.       Growth and
                                                 Portfolio        Portfolio           Fund          Comstock Fund      Income Fund
                                                 (Class 3)        (Class 3)        (Series II)       (Series II)       (Series II)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value     $1,138,993       $99,250,165       $5,785,568       $215,633,423       $227,760,765

Liabilities:                                            --                --               --                 --                 --
                                                ----------       -----------       ----------       ------------       ------------

Net assets:                                     $1,138,993       $99,250,165       $5,785,568       $215,633,423       $227,760,765
                                                ==========       ===========       ==========       ============       ============

  Accumulation units                            $1,138,993       $99,250,165       $5,785,568       $215,512,403       $227,531,326

  Contracts in payout (annuitization) period            --                --               --            121,020            229,439
                                                ----------       -----------       ----------       ------------       ------------

    Total net assets                            $1,138,993       $99,250,165       $5,785,568       $215,633,423       $227,760,765
                                                ==========       ===========       ==========       ============       ============

Accumulation units outstanding                      93,254         5,088,050          547,888         16,891,729         15,734,906
                                                ==========       ===========       ==========       ============       ============

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                        --                --               --                 --                 --
  Unit value of accumulation units              $       --       $        --       $       --       $         --       $         --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                    86,663         4,126,544          505,335         15,678,524         14,480,884
  Unit value of accumulation units              $    12.23       $     19.54       $    10.58       $      12.78       $      14.49

Contracts with total expenses of 0.95%
  Accumulation units outstanding                     2,103           651,411            3,172            422,878            487,187
  Unit value of accumulation units              $    12.21       $     19.53       $    10.56       $      12.78       $      14.48

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                     2,301            54,171           36,765            624,030            570,083
  Unit value of accumulation units              $    11.92       $     19.03       $    10.35       $      12.46       $      14.11

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                     2,187           255,924            2,616            166,297            196,752
  Unit value of accumulation units              $    11.91       $     19.02       $    10.34       $      12.46       $      14.10

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                        --                --               --                 --                 --
  Unit value of accumulation units              $       --       $        --       $       --       $         --       $         --

(1)  Offered in Polaris Plus product.

(2) Offered in Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum products.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011
                                   (continued)

                                                 Growth
                                                and Income      Mid Cap Value   Asset Allocation    Global Growth
                                                Portfolio         Portfolio           Fund              Fund           Growth Fund
                                                (Class VC)        (Class VC)       (Class 2)          (Class 2)         (Class 2)
                                             ----------------  ---------------  ----------------  -----------------  ---------------
Assets:
  Investments in Trusts, at net asset value    $120,543,506      $77,188,094      $299,059,306       $261,361,569     $207,500,378

Liabilities:                                             --               --                --                 --               --
                                               ------------      -----------      ------------       ------------     ------------

Net assets:                                    $120,543,506      $77,188,094      $299,059,306       $261,361,569     $207,500,378
                                               ============      ===========      ============       ============     ============

  Accumulation units                           $120,384,708      $77,145,361      $298,593,517       $261,205,469     $207,308,900

  Contracts in payout (annuitization) period        158,798           42,733           465,789            156,100          191,478
                                               ------------      -----------      ------------       ------------     ------------

    Total net assets                           $120,543,506      $77,188,094      $299,059,306       $261,361,569     $207,500,378
                                               ============      ===========      ============       ============     ============

Accumulation units outstanding                   10,291,928        5,575,464        17,776,821         11,908,185       10,468,633
                                               ============      ===========      ============       ============     ============

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                         --               --                --                 --               --
  Unit value of accumulation units             $         --      $        --      $         --       $         --     $         --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                  9,725,893        5,228,574        17,008,847         11,146,565        9,748,039
  Unit value of accumulation units             $      11.73      $     13.86      $      16.84       $      21.97     $      19.85

Contracts with total expenses of 0.95%
  Accumulation units outstanding                     61,706           24,441            65,422            270,895          159,147
  Unit value of accumulation units             $      11.72      $     13.87      $      16.83       $      21.96     $      19.85

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                    484,291          314,406           659,756            388,333          501,629
  Unit value of accumulation units             $      11.45      $     13.53      $      16.46       $      21.48     $      19.40

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                     20,038            8,043            42,796            102,392           59,818
  Unit value of accumulation units             $      11.44      $     13.54      $      16.46       $      21.47     $      19.40

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                         --               --                --                 --               --
  Unit value of accumulation units             $         --      $        --      $         --       $         --     $         --

                                                                                    Franklin
                                                                                   Templeton
                                                                                  VIP Founding
                                              Growth-Income    Franklin Income  Funds Allocation     Real Return
                                                   Fund        Securities Fund        Fund            Portfolio
                                                 (Class 2)        (Class 2)         (Class 2)         (Class 3)
                                             ----------------  ---------------  ----------------  -----------------
Assets:
  Investments in Trusts, at net asset value    $363,374,312      $15,179,584       $23,506,395        $7,022,566

Liabilities:                                             --               --                --                --
                                               ------------      -----------       -----------        ----------

Net assets:                                    $363,374,312      $15,179,584       $23,506,395        $7,022,566
                                               ============      ===========       ===========        ==========

  Accumulation units                           $363,111,860      $15,154,069       $23,506,395        $7,022,566

  Contracts in payout (annuitization) period        262,452           25,515              --                --
                                               ------------      -----------       -----------        ----------

    Total net assets                           $363,374,312      $15,179,584       $23,506,395        $7,022,566
                                               ============      ===========       ===========        ==========

Accumulation units outstanding                   21,562,653        1,407,331         2,561,875           573,990
                                               ============      ===========       ===========        ==========

Contracts with total expenses of 0.85%(1):
  Accumulation units outstanding                         --               --                --                --
  Unit value of accumulation units             $         --      $        --       $        --        $       --

Contracts with total expenses of 0.85%(2):
  Accumulation units outstanding                 20,655,681        1,242,645         2,509,007           287,872
  Unit value of accumulation units             $      16.87      $     10.79       $      9.18        $    12.24

Contracts with total expenses of 0.95%
  Accumulation units outstanding                     62,260           90,666            24,669           208,508
  Unit value of accumulation units             $      16.84      $     10.78       $      9.18        $    12.23

Contracts with total expenses of 1.10%:
  Accumulation units outstanding                    815,903           19,610            11,966                 9
  Unit value of accumulation units             $      16.47      $     10.71       $      9.09        $    12.27

Contracts with total expenses of 1.20%:
  Accumulation units outstanding                     28,809           54,410            16,233            77,601
  Unit value of accumulation units             $      16.47      $     10.70       $      9.09        $    12.23

Contracts with total expenses of 1.25%:
  Accumulation units outstanding                         --               --                --                --
  Unit value of accumulation units             $         --      $        --       $        --        $       --

(1)  Offered in Polaris Plus product.

(2) Offered in Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum products.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       SCHEDULES OF PORTFOLIO INVESTMENTS
                                DECEMBER 31, 2011

                                                                             Net Asset Value    Net Asset                     Level
Variable Accounts                                                  Shares       Per Share         Value           Cost      (Note A)
---------------------------------------------------------------  ----------  ---------------  -------------  -------------  --------
ANCHOR SERIES TRUST
  Asset Allocation Portfolio (Class 1)                              975,151  $         13.03  $  12,702,926  $  12,542,111         1
  Capital Appreciation Portfolio (Class 1)                        2,055,874            34.14     70,183,281     71,406,819         1
  Government and Quality Bond Portfolio (Class 1)                 3,621,172            15.57     56,385,005     54,166,313         1
  Growth Portfolio (Class 1)                                      1,636,499            19.31     31,593,436     37,924,523         1
  Asset Allocation Portfolio (Class 3)                              420,815            12.97      5,456,788      5,001,626         1
  Capital Appreciation Portfolio (Class 3)                        3,146,679            33.41    105,117,546    109,800,972         1
  Government and Quality Bond Portfolio (Class 3)                 6,249,540            15.52     97,013,952     94,234,854         1
  Growth Portfolio (Class 3)                                        205,477            19.26      3,958,202      3,890,417         1
  Natural Resources Portfolio (Class 3)                             263,775            24.18      6,378,281      8,549,224         1

SUNAMERICA SERIES TRUST
  Aggressive Growth Portfolio (Class 1)                             447,008  $          9.70  $   4,336,866  $   5,516,759         1
  Alliance Growth Portfolio (Class 1)                               925,378            22.28     20,614,056     27,424,174         1
  Balanced Portfolio (Class 1)                                    1,168,580            14.43     16,862,084     18,073,926         1
  Blue Chip Growth Portfolio (Class 1)                              149,442             6.91      1,032,130        989,815         1
  Capital Growth Portfolio (Class 1)                                134,013             8.49      1,138,262      1,081,080         1
  Cash Management Portfolio (Class 1)                             1,789,096            10.64     19,038,886     19,190,464         1
  Corporate Bond Portfolio (Class 1)                              5,115,715            13.30     68,020,756     61,571,250         1
  Davis Venture Value Portfolio (Class 1)                         2,623,853            21.90     57,459,907     60,602,257         1
  "Dogs" of Wall Street Portfolio (Class 1)                         441,437             8.51      3,758,211      3,568,154         1
  Emerging Markets Portfolio (Class 1)                            1,124,196             6.90      7,759,890      8,243,692         1
  Equity Index Portfolio (Class 1)                                  914,636            10.52      9,620,430      9,934,854         1
  Equity Opportunities Portfolio (Class 1)                          774,047            11.52      8,917,611      8,762,193         1
  Fundamental Growth Portfolio (Class 1)                            636,994            15.57      9,920,792     12,473,716         1
  Global Bond Portfolio (Class 1)                                 1,211,296            12.47     15,102,584     14,879,745         1
  Global Equities Portfolio (Class 1)                               390,547            12.49      4,878,592      5,878,069         1
  Growth Opportunities Portfolio (Class 1)                          222,899             6.95      1,550,205      1,389,357         1
  Growth-Income Portfolio (Class 1)                                 846,460            21.15     17,904,980     19,243,546         1
  High-Yield Bond Portfolio (Class 1)                             2,545,839             5.36     13,645,893     13,518,315         1
  International Diversified Equities Portfolio (Class 1)            657,715             7.57      4,981,467      5,869,920         1
  International Growth and Income Portfolio (Class 1)             1,142,298             7.61      8,694,008     11,737,437         1
  MFS Massachusetts Investors Trust Portfolio (Class 1)             293,617            13.63      4,000,677      3,654,095         1
  MFS Total Return Portfolio (Class 1)                            5,941,999            14.48     86,038,905     91,783,836         1
  Mid-Cap Growth Portfolio (Class 1)                                330,371            10.66      3,521,322      2,986,704         1
  Real Estate Portfolio (Class 1)                                   420,906            12.59      5,299,776      4,924,641         1
  Small Company Value Portfolio (Class 1)                           223,647            16.46      3,681,375      3,432,263         1
  Technology Portfolio (Class 1)                                    117,879             2.70        318,713        281,319         1
  Telecom Utility Portfolio (Class 1)                               202,841            11.07      2,245,084      2,203,957         1
  Total Return Bond Portfolio (Class 1)                           2,896,036             9.01     26,095,979     24,718,012         1
  Aggressive Growth Portfolio (Class 3)                              40,343             9.56        385,850        343,576         1
  Alliance Growth Portfolio (Class 3)                               412,480            22.14      9,130,254      9,078,938         1
  Balanced Portfolio (Class 3)                                      282,374            14.39      4,064,697      3,820,838         1
  Blue Chip Growth Portfolio (Class 3)                              258,098             6.89      1,777,763      1,658,964         1
  Capital Growth Portfolio (Class 3)                                373,023             8.34      3,109,242      2,842,464         1
  Cash Management Portfolio (Class 3)                             1,272,158            10.55     13,425,444     13,449,302         1
  Corporate Bond Portfolio (Class 3)                             13,058,262            13.23    172,812,534    156,730,578         1
  Davis Venture Value Portfolio (Class 3)                         3,721,362            21.83     81,238,583     86,915,199         1
  "Dogs" of Wall Street Portfolio (Class 3)                         203,096             8.48      1,722,968      1,496,017         1
  Emerging Markets Portfolio (Class 3)                            1,368,082             6.81      9,319,379      8,443,557         1
  Equity Opportunities Portfolio (Class 3)                           94,804            11.50      1,089,923        935,680         1
  Foreign Value Portfolio (Class 3)                               5,393,337            12.01     64,786,340     74,174,017         1
  Fundamental Growth Portfolio (Class 3)                            184,898            15.30      2,829,282      2,408,448         1
  Global Bond Portfolio (Class 3)                                 2,143,818            12.34     26,445,146     25,778,502         1
  Global Equities Portfolio (Class 3)                                93,110            12.41      1,155,601      1,191,258         1
  Growth Opportunities Portfolio (Class 3)                        2,920,626             6.78     19,802,800     14,821,148         1
  Growth-Income Portfolio (Class 3)                                 315,476            21.12      6,662,058      6,574,294         1
  High-Yield Bond Portfolio (Class 3)                             6,563,230             5.34     35,021,899     36,050,297         1
  International Diversified Equities Portfolio (Class 3)            617,831             7.52      4,648,045      5,695,560         1
  International Growth and Income Portfolio (Class 3)             4,315,363             7.61     32,850,575     33,192,407         1
  Marsico Focused Growth Portfolio (Class 3)                        357,710             8.86      3,170,730      3,082,532         1
  MFS Massachusetts Investors Trust Portfolio (Class 3)           2,455,990            13.60     33,390,332     27,402,826         1
  MFS Total Return Portfolio (Class 3)                            7,687,959            14.45    111,079,120    119,089,500         1
  Mid-Cap Growth Portfolio (Class 3)                                755,023            10.41      7,862,931      7,472,719         1
  Real Estate Portfolio (Class 3)                                 1,892,162            12.51     23,668,467     14,179,443         1
  Small & Mid Cap Value Portfolio (Class 3)                       2,814,898            15.83     44,564,972     31,199,330         1
  Small Company Value Portfolio (Class 3)                         1,708,471            16.36     27,942,383     22,103,612         1
  Technology Portfolio (Class 3)                                    221,942             2.64        586,022        570,325         1
  Telecom Utility Portfolio (Class 3)                               103,192            11.04      1,138,993      1,023,858         1
  Total Return Bond Portfolio (Class 3)                          11,100,116             8.94     99,250,165     93,148,830         1

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                       184,548  $         31.35  $   5,785,568     $4,596,252         1
  Invesco Van Kampen V.I. Comstock Fund                          19,116,438            11.28    215,633,423    226,404,129         1
  Invesco Van Kampen V.I. Growth and Income Fund                 12,838,826            17.74    227,760,765    229,889,411         1

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                     5,442,145  $         22.15  $ 120,543,506  $ 136,465,366         1
  Mid Cap Value Portfolio                                         4,866,841            15.86     77,188,094     84,409,385         1

AMERICAN FUNDS INSURANCE SERIES (Class 2):
  Asset Allocation Fund                                          18,621,376  $         16.06  $ 299,059,306  $ 299,494,031         1
  Global Growth Fund                                             13,549,070            19.29    261,361,569    276,111,713         1
  Growth Fund                                                     4,015,100            51.68    207,500,378    215,531,136         1
  Growth-Income Fund                                             10,988,035            33.07    363,374,312    400,434,452         1

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                 1,060,027  $         14.32  $  15,179,584  $  13,534,655         1
  Franklin Templeton VIP Founding Funds Allocation Fund           3,097,022             7.59     23,506,395     19,151,388         1

SEASONS SERIES TRUST (Class 3):
  Real Return Portfolio                                             693,462  $         10.13  $   7,022,566  $   6,888,337         1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements, and described in
Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011

                                                                Capital       Government and
                                           Asset Allocation   Appreciation     Quality Bond                        Asset Allocation
                                               Portfolio        Portfolio       Portfolio       Growth Portfolio      Portfolio
                                               (Class 1)        (Class 1)       (Class 1)          (Class 1)         (Class 3)
                                           ----------------  --------------  ----------------  -----------------  -----------------
Investment income:
  Dividends                                $        362,233  $           --  $      1,820,603  $         264,720  $         132,209
                                           ----------------  --------------  ----------------  -----------------  -----------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                   (141,589)       (797,821)         (567,091)          (348,736)           (43,342)
                                           ----------------  --------------  ----------------  -----------------  -----------------

Net investment income (loss)                        220,644        (797,821)        1,253,512            (84,016)            88,867
                                           ----------------  --------------  ----------------  -----------------  -----------------

Net realized gains (losses) from
  securities transactions                          (270,582)      1,480,118           404,727         (2,826,088)          (219,325)
Realized gain distributions                              --              --           255,390                 --                 --
                                           ----------------  --------------  ----------------  -----------------  -----------------

Net realized gains (losses)                        (270,582)      1,480,118           660,117         (2,826,088)          (219,325)
                                           ----------------  --------------  ----------------  -----------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                               104,998       4,997,836           625,241         (6,754,893)           319,398
  End of period                                     160,815      (1,223,538)        2,218,692         (6,331,087)           455,162
                                           ----------------  --------------  ----------------  -----------------  -----------------

Change in net unrealized appreciation
  (depreciation) of investments                      55,817      (6,221,374)        1,593,451            423,806            135,764
                                           ----------------  --------------  ----------------  -----------------  -----------------

Increase (decrease) in net assets from
  operations                               $          5,879  $   (5,539,077) $      3,507,080  $      (2,486,298) $           5,306
                                           ================  ==============  ================  =================  =================

                                                Capital      Government and
                                             Appreciation     Quality Bond                     Natural Resources  Aggressive Growth
                                               Portfolio        Portfolio    Growth Portfolio      Portfolio          Portfolio
                                               (Class 3)        (Class 3)        (Class 3)         (Class 3)          (Class 1)
                                           ----------------  --------------  ----------------  -----------------  -----------------
Investment income:
  Dividends                                $             --  $    2,669,352  $         20,092  $          33,826  $              --
                                           ----------------  --------------  ----------------  -----------------  -----------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                 (1,043,944)       (782,327)          (37,382)           (67,792)           (54,052)
                                           ----------------  --------------  ----------------  -----------------  -----------------

Net investment income (loss)                     (1,043,944)      1,887,025           (17,290)           (33,966)           (54,052)
                                           ----------------  --------------  ----------------  -----------------  -----------------

Net realized gains (losses) from
  securities transactions                        (4,290,254)        625,463          (297,468)        (1,762,606)          (274,185)
Realized gain distributions                              --         405,496                --          1,862,403                 --
                                           ----------------  --------------  ----------------  -----------------  -----------------

Net realized gains (losses)                      (4,290,254)      1,030,959          (297,468)            99,797           (274,185)
                                           ----------------  --------------  ----------------  -----------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:

  Beginning of period                            (1,765,308)        433,985            49,944           (425,494)        (1,359,483)
  End of period                                  (4,683,426)      2,779,098            67,785         (2,170,943)        (1,179,893)
                                           ----------------  --------------  ----------------  -----------------  -----------------

Change in net unrealized appreciation
  (depreciation) of investments                  (2,918,118)      2,345,113            17,841         (1,745,449)            179,590
                                           ----------------  --------------  ----------------  -----------------  -----------------

Increase (decrease) in net assets from
  operations                               $     (8,252,316)     $5,263,097  $       (296,917) $      (1,679,618) $        (148,647)
                                           ================  ==============  ================  =================  =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                           Alliance Growth                      Blue Chip Growth   Capital Growth   Cash Management
                                              Portfolio     Balanced Portfolio      Portfolio         Portfolio        Portfolio
                                              (Class 1)          (Class 1)          (Class 1)         (Class 1)        (Class 1)
                                           ---------------  ------------------  ----------------  ----------------  ---------------
Investment income:
  Dividends                                $       111,243  $          316,364  $          2,288  $             --  $            --
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                  (275,269)           (209,215)           (8,900)          (12,089)        (173,244)
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Net investment income (loss)                      (164,026)            107,149            (6,612)          (12,089)        (173,244)
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Net realized gains (losses) from sale of
  securities                                    (1,153,256)           (381,665)           32,845           190,819          (95,602)
Realized gain distributions                             --                  --                --                --               --
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Net realized gains (losses)                     (1,153,256)           (381,665)           32,845           190,819          (95,602)
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Net unrealized appreciation
  (depreciation) of investments:

  Beginning of period                           (7,415,283)         (1,688,155)          131,085           285,984         (197,784)
  End of period                                 (6,810,118)         (1,211,842)           42,315            57,182         (151,578)
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Change in net unrealized appreciation
  (depreciation) of investments                    605,165             476,313           (88,770)         (228,802)          46,206
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Increase (decrease) in net assets from
  operations                               $      (712,117) $          201,797  $        (62,537) $        (50,072) $      (222,640)
                                           ===============  ==================  ================  ================  ===============

                                            Corporate Bond     Davis Venture     "Dogs" of Wall   Emerging Markets    Equity Index
                                              Portfolio       Value Portfolio   Street Portfolio      Portfolio        Portfolio
                                              (Class 1)         (Class 1)           (Class 1)         (Class 1)        (Class 1)
                                           ---------------  ------------------  ----------------  ----------------  ---------------
Investment income:
  Dividends                                $     4,461,696  $          825,094  $         76,765  $         56,881  $       158,106
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                  (642,984)           (616,165)          (36,767)         (114,855)        (130,441)
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Net investment income (loss)                     3,818,712             208,929            39,998           (57,974)          27,665
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Net realized gains (losses) from sale
  of securities                                  2,236,171          (1,384,505)           78,210         1,174,249          (85,931)
Realized gain distributions                        332,720                  --                --                --               --
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Net realized gains (losses)                      2,568,891          (1,384,505)           78,210         1,174,249          (85,931)
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Net unrealized appreciation
  (depreciation) of investments:

  Beginning of period                            8,922,219          (1,019,689)          (57,300)        3,708,054         (432,234)
  End of period                                  6,449,506          (3,142,350)          190,057          (483,802)        (314,424)
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Change in net unrealized appreciation
  (depreciation) of investments                 (2,472,713)         (2,122,661)          247,357        (4,191,856)         117,810
                                           ---------------  ------------------  ----------------  ----------------  ---------------

Increase (decrease) in net assets from
  operations                               $     3,914,890  $       (3,298,237) $        365,565  $     (3,075,581) $        59,544
                                           ===============  ==================  ================  ================  ===============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                              Equity                                                                      Growth
                                           Opportunities     Fundamental         Global Bond       Global Equities    Opportunities
                                             Portfolio    Growth Portfolio        Portfolio           Portfolio          Portfolio
                                             (Class 1)        (Class 1)           (Class 1)           (Class 1)         (Class 1)
                                           -------------  ----------------  --------------------  -----------------  --------------
Investment income:
  Dividends                                $      55,066  $             --  $            347,147  $          53,898  $           --
                                           -------------  ----------------  --------------------  -----------------  --------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                 (92,666)         (121,411)             (145,609)           (63,437)        (15,214)
                                           -------------  ----------------  --------------------  -----------------  --------------

Net investment income (loss)                     (37,600)         (121,411)              201,538             (9,539)        (15,214)
                                           -------------  ----------------  --------------------  -----------------  --------------

Net realized gains (losses) from
  sale of securities                            (766,556)         (351,993)               23,430           (238,828)        127,830
Realized gain distributions                           --                --               215,520                 --              --
                                           -------------  ----------------  --------------------  -----------------  --------------

Net realized gains (losses)                     (766,556)         (351,993)              238,950           (238,828)        127,830
                                           -------------  ----------------  --------------------  -----------------  --------------

Net unrealized appreciation
  (depreciation) of investments:

  Beginning of period                           (533,024)       (2,335,258)              (27,886)          (579,304)        328,819
  End of period                                  155,418        (2,552,924)              222,839           (999,477)        160,848
                                           -------------  ----------------  --------------------  -----------------  --------------

Change in net unrealized appreciation
    (depreciation) of investments                688,442          (217,666)              250,725           (420,173)       (167,971)
                                           -------------  ----------------  --------------------  -----------------  --------------

Increase (decrease) in net assets from
  operations                               $    (115,714) $       (691,070) $            691,213  $        (668,540) $      (55,355)
                                           =============  ================  ====================  =================  ==============

                                                                                                                           MFS
                                                                                International       International     Massachusetts
                                           Growth-Income  High-Yield Bond   Diversified Equities  Growth and Income  Investors Trust
                                             Portfolio        Portfolio           Portfolio           Portfolio         Portfolio
                                             (Class 1)        (Class 1)           (Class 1)           (Class 1)         (Class 1)
                                           -------------  ----------------  --------------------  -----------------  --------------
Investment income:
  Dividends                                $     174,151  $      1,184,745  $            129,936  $         315,060  $       29,346
                                           -------------  ----------------  --------------------  -----------------  --------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                (215,429)         (136,600)              (63,046)          (108,163)        (37,226)
                                           -------------  ----------------  --------------------  -----------------  --------------

Net investment income (loss)                     (41,278)        1,048,145                66,890            206,897          (7,880)
                                           -------------  ----------------  --------------------  -----------------  --------------

Net realized gains (losses) from
  sale of securities                          (1,575,201)         (890,036)             (344,099)        (2,433,723)        162,096
Realized gain distributions                           --                --                    --                 --              --
                                           -------------  ----------------  --------------------  -----------------  --------------

Net realized gains (losses)                   (1,575,201)         (890,036)             (344,099)        (2,433,723)        162,096
                                           -------------  ----------------  --------------------  -----------------  --------------

Net unrealized appreciation
  (depreciation) of investments:

  Beginning of period                         (4,259,325)         (208,651)             (222,674)        (3,705,433)        600,868
  End of period                               (1,338,566)          127,578              (888,453)        (3,043,429)        346,582
                                           -------------  ----------------  --------------------  -----------------  --------------

Change in net unrealized appreciation
    (depreciation) of investments              2,920,759           336,229              (665,779)           662,004        (254,286)
                                           -------------  ----------------  --------------------  -----------------  --------------

Increase (decrease) in net assets from
  operations                               $   1,304,280  $        494,338  $           (942,988) $      (1,564,822) $     (100,070)
                                           =============  ================  ====================  =================  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                           MFS Total Return    Mid-Cap Growth      Real Estate       Small Company    Technology
                                               Portfolio         Portfolio          Portfolio       Value Portfolio   Portfolio
                                               (Class 1)         (Class 1)          (Class 1)          (Class 1)      (Class 1)
                                           ----------------  -----------------  -----------------  ----------------  -----------
Investment income:
  Dividends                                $      2,462,229  $              --  $          52,256  $         15,077  $        --
                                           ----------------  -----------------  -----------------  ---------------   -----------

Expenses:
  Charges for distribution, mortality and
    expense risk                                   (830,968)           (35,334)           (55,485)          (53,304)      (3,460)
                                           ----------------  -----------------  -----------------  ---------------   -----------

Net investment income (loss)                      1,631,261            (35,334)            (3,229)          (38,227)      (3,460)
                                           ----------------  -----------------  -----------------  ---------------   -----------

Net realized gains (losses) from
  sale of securities                             (2,518,584)           164,397           (812,820)          570,716       54,082
Realized gain distributions                              --                 --                 --                --           --
                                           ----------------  -----------------  -----------------  ---------------   -----------

Net realized gains (losses)                      (2,518,584)           164,397           (812,820)          570,716       54,082
                                           ----------------  -----------------  -----------------  ---------------   -----------

Net unrealized appreciation
  (depreciation) of investments:

  Beginning of period                            (7,853,538)           889,106           (805,044)          942,391      112,285
  End of period                                  (5,744,931)           534,618            375,135           249,112       37,394
                                           ----------------  -----------------  -----------------  ---------------   -----------

Change in net unrealized appreciation
  (depreciation) of investments                   2,108,607           (354,488)         1,180,179          (693,279)     (74,891)
                                           ----------------  -----------------  -----------------  ---------------   -----------

Increase (decrease) in net assets from
  operations                               $      1,221,284  $        (225,425) $         364,130  $       (160,790) $   (24,269)
                                           ================  =================  =================  ================  ===========

                                            Telecom Utility  Total Return Bond  Aggressive Growth   Alliance Growth    Balanced
                                               Portfolio         Portfolio          Portfolio          Portfolio      Portfolio
                                               (Class 1)         (Class 1)          (Class 3)          (Class 3)      (Class 3)
                                           ----------------  -----------------  -----------------  ---------------   -----------
Investment income:
  Dividends                                $         53,284  $         378,544  $              --  $         22,401  $    56,520
                                           ----------------  -----------------  -----------------  ---------------   -----------

Expenses:
  Charges for distribution, mortality and
    expense risk                                    (26,475)          (218,212)            (3,492)          (91,114)     (30,171)
                                           ----------------  -----------------  -----------------  ---------------   -----------

Net investment income (loss)                         26,809            160,332             (3,492)          (68,713)      26,349
                                           ----------------  -----------------  -----------------  ---------------   -----------

Net realized gains (losses) from
  sale of securities                                 29,843            892,680            (12,928)          138,176      224,751
Realized gain distributions                              --            292,587                 --                --           --
                                           ----------------  -----------------  -----------------  ---------------   -----------

Net realized gains (losses)                          29,843          1,185,267            (12,928)          138,176      224,751
                                           ----------------  -----------------  -----------------  ---------------   -----------

Net unrealized appreciation
  (depreciation) of investments:

  Beginning of period                               (14,931)         1,464,039             40,802           435,766      464,765
  End of period                                      41,127          1,377,967             42,274            51,316      243,859
                                           ----------------  -----------------  -----------------  ---------------   -----------

Change in net unrealized appreciation
  (depreciation) of investments                      56,058            (86,072)             1,472          (384,450)    (220,906)
                                           ----------------  -----------------  -----------------  ---------------   -----------

Increase (decrease) in net assets from
  operations                               $        112,710  $       1,259,527  $         (14,948) $       (314,987) $    30,194
                                           ================  =================  =================  ================  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                           Blue Chip Growth    Capital Growth   Cash Management  Corporate Bond    Davis Venture
                                              Portfolio          Portfolio         Portfolio        Portfolio        Portfolio
                                              (Class 3)          (Class 3)         (Class 3)        (Class 3)        (Class 3)
                                           ----------------  -----------------  ---------------  --------------  ----------------
Investment income:
  Dividends                                $             96  $              --  $            --  $   10,711,069  $        951,913
                                           ----------------  -----------------  ---------------  --------------  ----------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                    (14,197)           (29,424)        (104,979)     (1,538,304)         (756,649)
                                           ----------------  -----------------  ---------------  --------------  ----------------

Net investment income (loss)                        (14,101)           (29,424)        (104,979)      9,172,765           195,264
                                           ----------------  -----------------  ---------------  --------------  ----------------

Net realized gains (losses) from
  sale of securities                                115,409            (48,493)         (65,264)      4,499,044        (7,227,904)
Realized gain distributions                              --                 --               --         828,968                --
                                           ----------------  -----------------  ---------------  --------------  ----------------

Net realized gains (losses)                         115,409            (48,493)         (65,264)      5,328,012        (7,227,904)
                                           ----------------  -----------------  ---------------  --------------  ----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                               326,855            274,675          (24,520)     21,334,354        (8,300,117)
  End of period                                     118,799            266,778          (23,858)     16,081,956        (5,676,616)
                                           ----------------  -----------------  ---------------  --------------  ----------------

Change in net unrealized appreciation
  (depreciation) of investments                    (208,056)            (7,897)             662      (5,252,398)        2,623,501
                                           ----------------  -----------------  ---------------  --------------  ----------------

Increase (decrease) in net assets from
  operations                               $       (106,748) $         (85,814) $      (169,581) $    9,248,379  $     (4,409,139)
                                           ================= =================  ===============  ==============  ================

                                                                                    Equity
                                            "Dogs" of Wall    Emerging Markets   Opportunities   Foreign Value      Fundamental
                                           Street Portfolio      Portfolio         Portfolio        Portfolio    Growth Portfolio
                                              (Class 3)          (Class 3)         (Class 3)        (Class 3)        (Class 3)
                                           ----------------  -----------------  ---------------  --------------  ----------------
Investment income:
  Dividends                                $         32,155  $          43,344  $         3,601  $      948,611  $             --
                                           ----------------  -----------------  ---------------  --------------  ----------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                    (12,030)           (92,682)         (10,712)       (539,678)          (28,058)
                                           ----------------  -----------------  ---------------  --------------  ----------------

Net investment income (loss)                         20,125            (49,338)          (7,111)        408,933           (28,058)
                                           ----------------  -----------------  ---------------  --------------  ----------------

Net realized gains (losses) from
  sale of securities                                (16,656)         1,012,821          (97,037)     (4,174,931)          (88,785)
Realized gain distributions                              --                 --               --              --                --
                                           ----------------  -----------------  ---------------  --------------  ----------------

Net realized gains (losses)                         (16,656)         1,012,821          (97,037)     (4,174,931)          (88,785)
                                           ----------------  -----------------  ---------------  --------------  ----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                                71,154          4,815,374           73,143      (5,796,079)          471,093
  End of period                                     226,951            875,822          154,243      (9,387,677)          420,834
                                           ----------------  -----------------  ---------------  --------------  ----------------

Change in net unrealized appreciation
  (depreciation) of investments                     155,797         (3,939,552)          81,100      (3,591,598)          (50,259)
                                           ----------------  -----------------  ---------------  --------------  ----------------

Increase (decrease) in net assets from
  operations                               $        159,266  $      (2,976,069) $       (23,048) $   (7,357,596) $       (167,102)
                                           ================= =================  ===============  ==============  ================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                                                                         Growth                         High-Yield
                                               Global Bond       Global Equities     Opportunities     Growth-Income      Bond
                                                Portfolio           Portfolio          Portfolio         Portfolio      Portfolio
                                                (Class 3)           (Class 3)          (Class 3)         (Class 3)      (Class 3)
                                          --------------------  -----------------  ----------------    -------------   ------------
Investment income:
  Dividends                               $            538,316  $          10,147  $             --    $      39,968   $  2,983,772
                                          --------------------  -----------------  ----------------    -------------   ------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                      (228,858)           (11,280)         (173,178)         (43,215)      (317,750)
                                          --------------------  -----------------  ----------------    -------------   ------------

Net investment income (loss)                           309,458             (1,133)         (173,178)          (3,247)     2,666,022
                                          --------------------  -----------------  ----------------    -------------   ------------

Net realized gains (losses)
  from sale of securities                               86,338           (113,394)          615,969         (419,653)    (1,700,497)
Realized gain distributions                            366,469                 --                --               --             --
                                          --------------------  -----------------  ----------------    -------------   ------------

Net realized gains (losses)                            452,807           (113,394)          615,969         (419,653)    (1,700,497)
                                          --------------------  -----------------  ----------------    -------------   ------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                                  217,905               (579)        5,754,102         (749,840)    (1,265,684)
  End of period                                        666,644            (35,657)        4,981,652           87,764     (1,028,398)
                                          --------------------  -----------------  ----------------    -------------   ------------

Change in net unrealized appreciation
    (depreciation) of investments                      448,739            (35,078)         (772,450)         837,604        237,286
                                          --------------------  -----------------  ----------------    -------------   ------------

Increase (decrease) in net assets from
  operations                              $          1,211,004  $        (149,605) $       (329,659)   $     414,704   $  1,202,811
                                          ====================  =================  ================    =============   ============

                                            International       International                      MFS Massachusetts     MFS Total
                                        Diversified Equities  Growth and Income   Marsico Focused   Investors Trust       Return
                                              Portfolio           Portfolio      Growth Portfolio      Portfolio         Portfolio
                                              (Class 3)           (Class 3)         (Class 3)          (Class 3)         (Class 3)
                                        --------------------  -----------------  ----------------  -----------------   ------------
Investment income:
  Dividends                             $            104,632  $       1,070,058  $          3,499  $         150,706   $  2,830,722
                                        --------------------  -----------------  ----------------  -----------------   ------------

Expenses:
  Charges for distribution, mortality
   and expense risk                                  (46,647)          (312,300)          (26,857)          (260,188)    (1,022,482)
                                        --------------------  -----------------  ----------------  -----------------   ------------

Net investment income (loss)                          57,985            757,758           (23,358)          (109,482)     1,808,240
                                        --------------------  -----------------  ----------------  -----------------   ------------

Net realized gains (losses)
  from sale of securities                           (422,601)        (3,335,775)         (236,906)            31,826     (5,513,594)
Realized gain distributions                               --                 --                --                 --             --
                                        --------------------  -----------------  ----------------  -----------------   ------------

Net realized gains (losses)                         (422,601)        (3,335,775)         (236,906)            31,826     (5,513,594)
                                        --------------------  -----------------  ----------------  -----------------   ------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                               (579,547)         2,168,744           (94,103)         6,608,130    (12,805,127)
  End of period                                   (1,047,515)          (341,832)           88,198          5,987,506     (8,010,380)
                                        --------------------  -----------------  ----------------  -----------------   ------------

Change in net unrealized appreciation
    (depreciation) of investments                   (467,968)        (2,510,576)          182,301           (620,624)     4,794,747
                                        --------------------  -----------------  ----------------  -----------------   ------------

Increase (decrease) in net assets from
  operations                            $           (832,584) $      (5,088,593) $        (77,963) $        (698,280)  $  1,089,393
                                        ====================  =================  ================  =================   ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                            Mid-Cap Growth     Real Estate     Small & Mid Cap  Small Company     Technology
                                              Portfolio         Portfolio      Value Portfolio    Portfolio        Portfolio
                                              (Class 3)         (Class 3)         (Class 3)       (Class 3)        (Class 3)
                                           ---------------  -----------------  ---------------  -------------  -----------------
Investment income:
  Dividends                                $            --  $         189,557  $        59,143  $      64,704  $             --
                                           ---------------  -----------------  ---------------  -------------  -----------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                   (43,376)          (207,571)        (393,674)      (236,577)            (6,113)
                                           ---------------  -----------------  ---------------  -------------  -----------------

Net investment income (loss)                       (43,376)           (18,014)        (334,531)      (171,873)            (6,113)
                                           ---------------  -----------------  ---------------  -------------  -----------------

Net realized gains (losses)
  from sale of securities                          142,800          1,387,135          398,279        330,776            123,245
Realized gain distributions                             --                 --               --             --                 --
                                           ---------------  -----------------  ---------------  -------------  -----------------

Net realized gains (losses)                        142,800          1,387,135          398,279        330,776            123,245
                                           ---------------  -----------------  ---------------  -------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                              748,432          9,097,626       16,913,537      6,799,948            178,359
  End of period                                    390,212          9,489,024       13,365,642      5,838,771             15,697
                                           ---------------  -----------------  ---------------  -------------  -----------------

Change in net unrealized appreciation
    (depreciation) of investments                 (358,220)           391,398       (3,547,895)      (961,177)          (162,662)
                                           ---------------  -----------------  ---------------  -------------  -----------------

Increase (decrease) in net assets from
  operations                               $      (258,796) $       1,760,519  $    (3,484,147) $    (802,274) $         (45,530)
                                           ===============  =================  ===============  ============== =================

                                                                                 Invesco Van                      Invesco Van
                                                                                 Kampen V.I.     Invesco Van      Kampen V.I.
                                           Telecom Utility  Total Return Bond   Capital Growth   Kampen V.I.   Growth and Income
                                              Portfolio         Portfolio            Fund       Comstock Fund        Fund
                                              (Class 3)         (Class 3)        (Series II)     (Series II)      (Series II)
                                           ---------------  -----------------  ---------------  -------------  -----------------
Investment income:
  Dividends                                $        20,934  $       1,077,355  $            --  $   3,194,159  $       2,463,725
                                           ---------------  -----------------  ---------------  -------------  -----------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                    (8,035)          (736,302)         (60,720)    (2,014,209)        (2,102,693)
                                           ---------------  -----------------  ---------------  -------------  -----------------

Net investment income (loss)                        12,899            341,053          (60,720)     1,179,950            361,032
                                           ---------------  -----------------  ---------------  -------------  -----------------

Net realized gains (losses)
  from sale of securities                          (26,206)         3,060,226          481,246     (6,532,428)        (3,803,917)
Realized gain distributions                             --            984,836               --             --                 --
                                           ---------------  -----------------  ---------------  -------------  -----------------

Net realized gains (losses)                        (26,206)         4,045,062          481,246     (6,532,428)        (3,803,917)
                                           ---------------  -----------------  ---------------  -------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                               55,549          6,158,153        2,072,159    (10,412,549)           808,028
  End of period                                    115,135          6,101,335        1,189,316    (10,770,706)        (2,128,646)
                                           ---------------  -----------------  ---------------  -------------  -----------------

Change in net unrealized appreciation
    (depreciation) of investments                   59,586            (56,818)        (882,843)      (358,157)        (2,936,674)
                                           ---------------  -----------------  ---------------  -------------  -----------------

Increase (decrease) in net assets from
  operations                               $        46,279  $       4,329,297  $      (462,317) $  (5,710,635) $      (6,379,559)
                                           ===============  =================  ===============  ============== =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                           Growth and Income   Mid Cap Value    Asset Allocation   Global Growth
                                               Portfolio          Portfolio           Fund              Fund       Growth Fund
                                               (Class VC)        (Class VC)         (Class 2)        (Class 2)      (Class 2)
                                           -----------------  ---------------  ------------------  -------------  ------------
Investment income:
  Dividends                                $         939,292  $       172,497  $        5,855,956  $   3,745,966  $  1,391,433
                                           -----------------  ---------------  ------------------  -------------  ------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                  (1,188,795)        (777,601)         (2,780,851)    (2,532,034)   (2,014,543)
                                           -----------------  ---------------  ------------------  -------------  ------------

Net investment income (loss)                        (249,503)        (605,104)          3,075,105      1,213,932      (623,110)
                                           -----------------  ---------------  ------------------  -------------  ------------

Net realized gains (losses)
  from sale of securities                         (4,108,446)      (4,593,180)         (2,248,237)     2,510,922    (1,106,128)
Realized gain distributions                               --               --                  --             --            --
                                           -----------------  ---------------  ------------------  -------------  ------------

Net realized gains (losses)                       (4,108,446)      (4,593,180)         (2,248,237)     2,510,922    (1,106,128)
                                           -----------------  ---------------  ------------------  -------------  ------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                            (11,211,789)      (8,701,536)         (1,704,321)    15,959,876       643,675
  End of period                                  (15,921,860)      (7,221,291)           (434,725)   (14,750,144)   (8,030,758)
                                           -----------------  ---------------  ------------------  -------------  ------------

Change in net unrealized appreciation
    (depreciation) of investments                 (4,710,071)       1,480,245           1,269,596    (30,710,020)   (8,674,433)
                                           -----------------  ---------------  ------------------  -------------  ------------

Increase (decrease) in net assets from
  operations                               $      (9,068,020) $    (3,718,039) $        2,096,464  $ (26,985,166) $(10,403,671)
                                           =================  ===============  ==================  =============  ============

                                                                               Franklin Templeton
                                                                                  VIP Founding
                                             Growth-Income    Franklin Income   Funds Allocation    Real Return
                                                 Fund         Securities Fund         Fund           Portfolio
                                               (Class 2)         (Class 2)          (Class 2)        (Class 3)
                                           -----------------  ---------------  ------------------  -------------
Investment income:
  Dividends                                $       5,974,981  $       790,215  $            3,771  $          --
                                           -----------------  ---------------  ------------------  -------------

Expenses:
  Charges for distribution, mortality and
    expense risk                                  (3,462,910)        (121,018)           (209,811)       (31,584)
                                           -----------------  ---------------  ------------------  -------------

Net investment income (loss)                       2,512,071          669,197            (206,040)       (31,584)
                                           -----------------  ---------------  ------------------  -------------

Net realized gains (losses)
  from sale of securities                         (7,539,388)          37,668            (101,028)        44,946
Realized gain distributions                               --               --                  --             --
                                           -----------------  ---------------  ------------------  -------------

Net realized gains (losses)                       (7,539,388)          37,668            (101,028)        44,946
                                           -----------------  ---------------  ------------------  -------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                            (32,362,578)       2,118,159           4,536,709        (11,142)
  End of period                                  (37,060,140)       1,644,929           4,355,007        134,229
                                           -----------------  ---------------  ------------------  -------------

Change in net unrealized appreciation
    (depreciation) of investments                 (4,697,562)        (473,230)           (181,702)       145,371
                                           -----------------  ---------------  ------------------  -------------

Increase (decrease) in net assets from
  operations                               $      (9,724,879) $       233,635  $         (488,770) $     158,733
                                           =================  ===============  ==================  =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011

                                                                                   Government and                         Asset
                                           Asset Allocation  Capital Appreciation   Quality Bond                        Allocation
                                             Portfolio             Portfolio          Portfolio       Growth Portfolio  Portfolio
                                             (Class 1)             (Class 1)          (Class 1)          (Class 1)      (Class 3)
                                           ----------------  --------------------  ----------------  -----------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $        220,644  $           (797,821) $      1,253,512  $         (84,016) $   88,867

  Net realized gains (losses)                      (270,582)            1,480,118           660,117         (2,826,088)   (219,325)
  Change in net unrealized appreciation
    (depreciation) of investments                    55,817            (6,221,374)        1,593,451            423,806     135,764
                                           ----------------  --------------------  ----------------  -----------------  ----------
    Increase(decrease) in net assets from
      operations                                      5,879            (5,539,077)        3,507,080         (2,486,298)      5,306
                                           ----------------  --------------------  ----------------  -----------------  ----------

From capital transactions:
  Net proceeds from units sold                       33,147               180,184            72,842             63,770     466,883
  Cost of units redeemed                         (1,673,268)          (13,586,113)      (10,829,160)        (6,609,270)   (781,930)
  Net transfers                                     168,322            (2,033,023)       (2,216,614)        (1,322,448)  1,026,440
  Contract maintenance charge                            --                    --                --                 --      (1,033)
                                           ----------------  --------------------  ----------------  -----------------  ----------
    Increase(decrease) in net assets from
      capital transactions                       (1,471,799)          (15,438,952)      (12,972,932)        (7,867,948)    710,360
                                           ----------------  --------------------  ----------------  -----------------  ----------

Increase (decrease) in net assets                (1,465,920)          (20,978,029)       (9,465,852)       (10,354,246)    715,666
Net assets at beginning of period                14,168,846            91,161,310        65,850,857         41,947,682   4,741,122
                                           ----------------  --------------------  ----------------  -----------------  ----------
Net assets at end of period                $     12,702,926  $         70,183,281  $     56,385,005  $      31,593,436  $5,456,788
                                           ================  ====================  ================  =================  ==========

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                          2,012                 7,776             3,762              3,996      30,623
  Units redeemed                                    (79,774)             (689,331)         (633,816)          (469,095)    (51,304)
  Units transferred                                   7,945              (123,767)         (132,507)           (94,359)     68,338
                                           ----------------  --------------------  ----------------  -----------------  ----------
Increase (decrease) in units outstanding            (69,817)             (805,322)         (762,561)          (559,458)     47,657
Beginning units                                     712,066             4,668,672         3,914,604          2,921,238     309,653
                                           ----------------  --------------------  ----------------  -----------------  ----------
Ending units                                        642,249             3,863,350         3,152,043          2,361,780     357,310
                                           ================  ====================  ================  =================  ==========

                                                Capital          Government and                                         Aggressive
                                             Appreciation         Quality Bond                       Natural Resources    Growth
                                               Portfolio           Portfolio       Growth Portfolio      Portfolio       Portfolio
                                               (Class 3)           (Class 3)          (Class 3)          (Class 3)       (Class 1)
                                           ----------------  --------------------  ----------------  -----------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $     (1,043,944) $          1,887,025  $        (17,290) $         (33,966) $  (54,052)

  Net realized gains (losses)                    (4,290,254)            1,030,959          (297,468)            99,797    (274,185)
  Change in net unrealized appreciation
    (depreciation) of investments                (2,918,118)            2,345,113            17,841         (1,745,449)    179,590
                                           ----------------  --------------------  ----------------  -----------------  ----------
    Increase(decrease) in net assets from
      operations                                 (8,252,316)            5,263,097          (296,917)        (1,679,618)   (148,647)
                                           ----------------  --------------------  ----------------  -----------------  ----------

From capital transactions:
  Net proceeds from units sold                    1,071,887             6,064,874           132,350            139,384       9,587
  Cost of units redeemed                        (14,180,498)          (11,894,511)         (533,467)        (1,013,856)   (454,535)
  Net transfers                                  (2,002,338)            4,869,731          (174,648)            61,740       2,832
  Contract maintenance charge                       (18,565)              (10,607)             (795)            (1,411)         --
                                           ----------------  --------------------  ----------------  -----------------  ----------
    Increase(decrease) in net assets from
      capital transactions                      (15,129,514)             (970,513)         (576,560)          (814,143)   (442,116)
                                           ----------------  --------------------  ----------------  -----------------  ----------

Increase (decrease) in net assets               (23,381,830)            4,292,584          (873,477)        (2,493,761)   (590,763)
Net assets at beginning of period               128,499,376            92,721,368         4,831,679          8,872,042   4,927,629
                                           ----------------  --------------------  ----------------  -----------------  ----------
Net assets at end of period                $    105,117,546  $         97,013,952  $      3,958,202  $       6,378,281  $4,336,866
                                           ================  ====================  ================  =================  ==========

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:

  Units sold                                         62,965               368,254            10,983             11,929         767
  Units redeemed                                   (798,472)             (729,792)          (43,386)           (84,413)    (41,248)
  Units transferred                                 (84,739)              297,272           (12,515)             9,215       1,924
                                           ----------------  --------------------  ----------------  -----------------  ----------
Increase (decrease) in units outstanding           (820,246)              (64,266)          (44,918)           (63,269)    (38,557)
Beginning units                                   7,458,411             5,822,234           386,395            718,089     419,845
                                           ----------------  --------------------  ----------------  -----------------  ----------
Ending units                                      6,638,165             5,757,968           341,477            654,820     381,288
                                           ================  ====================  ================  =================  ==========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                                                                                                          Cash
                                            Alliance Growth                      Blue Chip Growth   Capital Growth     Management
                                               Portfolio     Balanced Portfolio      Portfolio         Portfolio        Portfolio
                                               (Class 1)         (Class 1)           (Class 1)         (Class 1)        (Class 1)
                                            ---------------  ------------------  ----------------  ----------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)              $      (164,026) $          107,149  $         (6,612) $        (12,089) $    (173,244)

  Net realized gains (losses)                    (1,153,256)           (381,665)           32,845           190,819        (95,602)
  Change in net unrealized appreciation
    (depreciation) of investments                   605,165             476,313           (88,770)         (228,802)        46,206
                                            ---------------  ------------------  ----------------  ----------------  -------------
    Increase (decrease) in net assets from
      operations                                   (712,117)            201,797           (62,537)          (50,072)      (222,640)
                                            ---------------  ------------------  ----------------  ----------------  -------------
From capital transactions:
  Net proceeds from units sold                       69,512              28,634               875                28      1,091,341
  Cost of units redeemed                         (3,346,126)         (2,411,671)         (169,343)         (415,519)   (17,214,574)
  Net transfers                                    (369,146)            308,651           193,233            51,597     17,987,730
  Contract maintenance charge                            --                  --                --                --             --
                                            ---------------  ------------------  ----------------  ----------------  -------------
    Increase (decrease) in net assets from
      capital transactions                       (3,645,760)         (2,074,386)           24,765          (363,894)     1,864,497
                                            ---------------  ------------------  ----------------  ----------------  -------------

Increase (decrease) in net assets                (4,357,877)         (1,872,589)          (37,772)         (413,966)     1,641,857
Net assets at beginning of period                24,971,933          18,734,673         1,069,902         1,552,228     17,397,029
                                            ---------------  ------------------  ----------------  ----------------  -------------
Net assets at end of period                 $    20,614,056  $       16,862,084  $      1,032,130  $      1,138,262  $  19,038,886
                                            ===============  ==================  ================  ================  =============

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         2,681               1,939               140                 4         88,254
   Units redeemed                                  (166,322)           (161,602)          (26,600)          (53,624)    (1,458,080)
   Units transferred                                (32,610)             39,746            31,632             4,239      1,534,695
                                            ---------------  ------------------  ----------------  ----------------  -------------
Increase (decrease) in units outstanding           (196,251)           (119,917)            5,172           (49,381)       164,869
Beginning units                                   1,124,208           1,227,800           169,073           197,382      1,418,702
                                            ---------------  ------------------  ----------------  ----------------  -------------
Ending units                                        927,957           1,107,883           174,245           148,001      1,583,571
                                            ===============  ==================  ================  ================  =============

                                            Corporate Bond      Davis Venture     "Dogs" of Wall   Emerging Markets  Equity Index
                                               Portfolio       Value Portfolio   Street Portfolio      Portfolio      Portfolio
                                               (Class 1)          (Class 1)          (Class 1)         (Class 1)      (Class 1)
                                            ---------------  -----------------   ----------------  ----------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)              $     3,818,712  $          208,929  $         39,998  $        (57,974) $      27,665

  Net realized gains (losses)                     2,568,891          (1,384,505)           78,210         1,174,249        (85,931)
  Change in net unrealized appreciation
    (depreciation) of investments                (2,472,713)         (2,122,661)          247,357        (4,191,856)       117,810
                                            ---------------  ------------------  ----------------  ----------------  -------------
    Increase (decrease) in net assets from
      operations                                  3,914,890          (3,298,237)          365,565        (3,075,581)        59,544
                                            ---------------  ------------------  ----------------  ----------------  -------------

From capital transactions:
  Net proceeds from units sold                      178,003             173,903             8,172             8,755         26,614
  Cost of units redeemed                        (12,235,093)        (10,085,420)         (420,929)       (1,733,802)    (1,190,712)
  Net transfers                                  (1,464,818)         (2,667,913)          777,259          (517,511)      (166,780)
  Contract maintenance charge                            --                  --                --                --             --
                                            ---------------  ------------------  ----------------  ----------------  -------------
    Increase (decrease) in net assets from
      capital transactions                       13,521,908)        (12,579,430)          364,502        (2,242,558)    (1,330,878)
                                            ---------------  ------------------  ----------------  ----------------  -------------

Increase (decrease) in net assets                (9,607,018)        (15,877,667)          730,067        (5,318,139)    (1,271,334)
Net assets at beginning of period                77,627,774          73,337,574         3,028,144        13,078,029     10,891,764
                                            ---------------  ------------------  ----------------  ----------------  -------------
Net assets at end of period                     $68,020,756  $       57,459,907  $      3,758,211  $      7,759,890  $   9,620,430
                                            ===============  ==================  ================  ================  =============

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                         8,004              10,071               506               302          2,650
   Units redeemed                                  (583,092)           (618,927)          (28,771)          (69,552)      (123,751)
   Units transferred                                (70,972)           (180,709)           50,018           (24,292)       (15,604)
                                            ---------------  ------------------  ----------------  ----------------  -------------
Increase (decrease) in units outstanding           (646,060)           (789,565)           21,753           (93,542)      (136,705)
Beginning units                                   3,809,449           4,451,181           225,699           497,624      1,144,865
                                            ---------------  ------------------  ----------------  ----------------  -------------
Ending units                                      3,163,389           3,661,616           247,452           404,082      1,008,160
                                            ===============  ==================  ================  ================  =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                               Equity                                                                    Growth
                                           Opportunities     Fundamental        Global Bond        Global Equities    Opportunities
                                             Portfolio    Growth Portfolio       Portfolio             Portfolio       Portfolio
                                             (Class 1)       (Class 1)           (Class 1)             (Class 1)       (Class 1)
                                           -------------  ----------------  --------------------  -----------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $     (37,600) $       (121,411) $            201,538  $          (9,539) $      (15,214)

  Net realized gains (losses)                   (766,556)         (351,993)              238,950           (238,828)        127,830
  Change in net unrealized appreciation
    (depreciation) of investments                688,442          (217,666)              250,725           (420,173)       (167,971)
                                           -------------  ----------------  --------------------  -----------------  --------------
    Increase(decrease) in net assets from
      operations                                (115,714)         (691,070)              691,213           (668,540)        (55,355)
                                           -------------  ----------------  --------------------  -----------------  --------------

From capital transactions:
  Net proceeds from units sold                    11,325            13,887                15,732             16,551           1,881
  Cost of units redeemed                      (1,730,910)       (1,647,956)           (2,160,414)          (783,529)       (371,767)
  Net transfers                                 (333,402)         (220,260)              456,556             34,438         238,388
  Contract maintenance charge                         --                --                    --                 --              --
                                           -------------  ----------------  --------------------  -----------------  --------------
    Increase(decrease) in net assets from
      capital transactions                    (2,052,987)       (1,854,329)           (1,688,126)          (732,540)       (131,498)
                                           -------------  ----------------  --------------------  -----------------  --------------

Increase (decrease) in net assets             (2,168,701)       (2,545,399)             (996,913)        (1,401,080)       (186,853)
Net assets at beginning of period             11,086,312        12,466,191            16,099,497          6,279,672       1,737,058
                                           -------------  ----------------  --------------------  -----------------  --------------
Net assets at end of period                $   8,917,611  $      9,920,792  $         15,102,584  $       4,878,592  $    1,550,205
                                           =============  ================  ====================  =================  ==============

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                         625             1,129                   732              1,203             294
  Units redeemed                                (134,119)         (165,259)             (114,678)           (53,338)        (56,910)
  Units transferred                              (26,834)          (19,966)               23,180              3,179          35,048
                                           -------------  ----------------  --------------------  -----------------  --------------
Increase (decrease) in units outstanding        (160,328)         (184,096)              (90,766)           (48,956)        (21,568)
Beginning units                                  839,451         1,163,672               877,083            424,709         276,045
                                           -------------  ----------------  --------------------  -----------------  --------------
Ending units                                     679,123           979,576               786,317            375,753         254,477
                                           =============  ================  ====================  =================  ==============

                                                                                                                           MFS
                                                                                                                      Massachusetts
                                                                                International         International     Investors
                                           Growth-Income   High-Yield Bond  Diversified Equities  Growth and Income       Trust
                                             Portfolio       Portfolio           Portfolio             Portfolio        Portfolio
                                             (Class 1)       (Class 1)           (Class 1)             (Class 1)        (Class 1)
                                           -------------  ----------------  --------------------  -----------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $     (41,278) $      1,048,145  $             66,890  $         206,897  $       (7,880)

  Net realized gains (losses)                 (1,575,201)         (890,036)             (344,099)        (2,433,723)        162,096
  Change in net unrealized appreciation
    (depreciation) of investments              2,920,759           336,229              (665,779)           662,004        (254,286)
                                           -------------  ----------------  --------------------  -----------------  --------------
    Increase(decrease) in net assets from
      operations                               1,304,280           494,338              (942,988)        (1,564,822)       (100,070)
                                           -------------  ----------------  --------------------  -----------------  --------------

From capital transactions:
  Net proceeds from units sold                    68,083             9,347                29,723             36,342           2,935
  Cost of units redeemed                      (2,936,301)       (2,544,892)           (1,026,962)        (2,126,620)       (557,846)
  Net transfers                                 (635,078)          302,201              (165,230)           (17,845)        128,527
  Contract maintenance charge                         --                --                --                     --              --
                                           -------------  ----------------  --------------------  -----------------  --------------
    Increase(decrease) in net assets from
      capital transactions                    (3,503,296)       (2,233,344)           (1,162,469)        (2,108,123)       (426,384)
                                           -------------  ----------------  --------------------  -----------------  --------------

Increase (decrease) in net assets             (2,199,016)       (1,739,006)           (2,105,457)        (3,672,945)       (526,454)
Net assets at beginning of period             20,103,996        15,384,899             7,086,924         12,366,953       4,527,131
                                           -------------  ----------------  --------------------  -----------------  --------------
Net assets at end of period                $  17,904,980  $     13,645,893  $          4,981,467  $       8,694,008  $    4,000,677
                                           =============  ================  ====================  =================  ==============

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                       4,718               464                 3,674              2,966             247
  Units redeemed                                (166,368)         (146,775)             (103,288)          (180,259)        (49,373)
  Units transferred                              (36,179)           14,337               (15,234)              (194)         12,065
                                           -------------  ----------------  --------------------  -----------------  --------------
Increase (decrease) in units outstanding        (197,829)         (131,974)             (114,848)          (177,487)        (37,061)
Beginning units                                1,132,534           898,638               675,407            998,242         404,967
                                           -------------  ----------------  --------------------  -----------------  --------------
Ending units                                     934,705           766,664               560,559            820,755         367,906
                                           =============  ================  ====================  =================  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                           MFS Total Return    Mid-Cap Growth     Real Estate       Small Company     Technology
                                               Portfolio         Portfolio          Portfolio      Value Portfolio     Portfolio
                                               (Class 1)         (Class 1)          (Class 1)         (Class 1)        (Class 1)
                                           ----------------  -----------------  -----------------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $      1,631,261  $         (35,334) $          (3,229) $       (38,227) $       (3,460)

  Net realized gains (losses)                    (2,518,584)           164,397           (812,820)         570,716          54,082
  Change in net unrealized appreciation
    (depreciation) of investments                 2,108,607           (354,488)         1,180,179         (693,279)        (74,891)
                                           ----------------  -----------------  -----------------  ---------------  --------------
    Increase (decrease) in net assets from
      operations                                  1,221,284           (225,425)           364,130         (160,790)        (24,269)
                                           ----------------  -----------------  -----------------  ---------------  --------------

From capital transactions:
  Net proceeds from units sold                      295,241              3,737              5,878            9,579              --
  Cost of units redeemed                        (17,905,544)          (668,442)          (875,132)        (584,999)        (89,335)
  Net transfers                                  (2,471,066)           105,845            173,733       (1,041,665)          5,276
  Contract maintenance charge                            --                 --                 --               --              --
                                           ----------------  -----------------  -----------------  ---------------  --------------
    Increase (decrease) in net assets from
      capital transactions                      (20,081,369)          (558,860)          (695,521)      (1,617,085)        (84,059)
                                           ----------------  -----------------  -----------------  ---------------  --------------

Increase (decrease) in net assets               (18,860,085)          (784,285)         (331,391)       (1,777,875)       (108,328)
Net assets at beginning of period               104,898,990          4,305,607          5,631,167        5,459,250         427,041
                                           ----------------  -----------------  -----------------  ---------------  --------------
Net assets at end of period                $     86,038,905  $       3,521,322  $       5,299,776  $     3,681,375  $      318,713
                                           ================  =================  =================  ===============  ==============

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                         15,919                371                189              334              --
  Units redeemed                                 (1,073,066)           (63,904)           (32,304)         (21,798)        (35,647)
  Units transferred                                (149,910)            11,013              5,178          (37,424)             67
                                           ----------------  -----------------  -----------------  ---------------  --------------
Increase (decrease) in units outstanding         (1,207,057)           (52,520)           (26,937)         (58,888)        (35,580)
Beginning units                                   6,412,067            424,605            219,696          200,102         174,817
                                           ----------------  -----------------  -----------------  ---------------  --------------
Ending units                                      5,205,010            372,085            192,759          141,214         139,237
                                           ================  =================  =================  ===============  ==============

                                           Telecom Utility   Total Return Bond  Aggressive Growth  Alliance Growth     Balanced
                                               Portfolio         Portfolio          Portfolio          Portfolio       Portfolio
                                               (Class 1)         (Class 1)          (Class 3)          (Class 3)       (Class 3)
                                           ----------------  -----------------  -----------------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $         26,809  $         160,332  $          (3,492) $       (68,713) $       26,349

  Net realized gains (losses)                        29,843          1,185,267            (12,928)         138,176         224,751
  Change in net unrealized appreciation
    (depreciation) of investments                    56,058            (86,072)             1,472         (384,450)       (220,906)
                                           ----------------  -----------------  -----------------  ---------------  --------------
    Increase (decrease) in net assets from
      operations                                    112,710          1,259,527            (14,948)        (314,987)         30,194
                                           ----------------  -----------------  -----------------  ---------------  --------------

From capital transactions:
  Net proceeds from units sold                        1,500            123,499             74,617          131,741         345,308
  Cost of units redeemed                           (305,947)        (4,553,987)           (44,710)      (1,683,851)       (445,340)
  Net transfers                                     291,834          5,272,160            (53,798)        (663,295)        767,502
  Contract maintenance charge                            --                 --               (136)          (1,895)           (439)
                                           ----------------  -----------------  -----------------  ---------------  --------------
    Increase (decrease) in net assets from
      capital transactions                          (12,613)           841,672            (24,027)      (2,217,300)        667,031
                                           ----------------  -----------------  -----------------  ---------------  --------------

Increase (decrease) in net assets                   100,097          2,101,199            (38,975)      (2,532,287)        697,225
Net assets at beginning of period                 2,144,987         23,994,780            424,825       11,662,541       3,367,472
                                           ----------------  -----------------  -----------------  ---------------  --------------
Net assets at end of period                $      2,245,084  $      26,095,979  $         385,850  $     9,130,254  $    4,064,697
                                           ================  =================  =================  ===============  ==============

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                             87              5,847              9,139           15,368          34,472
  Units redeemed                                    (19,644)          (232,952)            (5,524)        (200,680)        (43,268)
  Units transferred                                  22,529            269,828             (6,816)         (82,435)         74,084
                                           ----------------  -----------------  -----------------  ---------------  --------------
Increase (decrease) in units outstanding              2,972             42,723             (3,201)        (267,747)         65,288
Beginning units                                     139,789          1,239,222              51,038       1,411,151         333,373
                                           ----------------  -----------------  -----------------  ---------------  --------------
Ending units                                        142,761          1,281,945             47,837        1,143,404         398,661
                                           ================  =================  =================  ===============  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                          Blue Chip Growth  Capital Growth  Cash Management  Corporate Bond   Davis Venture
                                              Portfolio       Portfolio        Portfolio        Portfolio    Value Portfolio
                                              (Class 3)       (Class 3)        (Class 3)        (Class 3)       (Class 3)
                                          ----------------  --------------  ---------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $        (14,101) $      (29,424) $      (104,979) $    9,172,765  $       195,264

 Net realized gains (losses)                       115,409         (48,493)         (65,264)      5,328,012      (7,227,904)
 Change in net unrealized
   appreciation (depreciation) of
   investments                                    (208,056)         (7,897)             662     (5,252,398)        2,623,501
                                          ----------------  --------------  ---------------  --------------  ---------------
   Increase (decrease) in net assets
    from operations                               (106,748)        (85,814)        (169,581)      9,248,379      (4,409,139)
                                          ----------------  --------------  ---------------  --------------  ---------------

From capital transactions:
   Net proceeds from units sold                    135,195          34,679        4,090,804       3,107,997          921,756
   Cost of units redeemed                         (201,546)       (314,975)     (13,793,062)    (22,038,706)      (9,851,954)
   Net transfers                                   388,556        (243,388)      12,436,543      (5,407,105)      (1,633,991)
   Contract maintenance charge                        (323)           (464)          (2,754)        (23,999)         (13,019)
                                          ----------------  --------------  ---------------  --------------  ---------------
   Increase (decrease) in net assets
    from capital transactions                      321,882        (524,148)       2,731,531     (24,361,813)     (10,577,208)
                                          ----------------  --------------  ---------------  --------------  ---------------

Increase (decrease) in net assets                  215,134        (609,962)       2,561,950     (15,113,434)     (14,986,347)
Net assets at beginning of period                1,562,629       3,719,204       10,863,494     187,925,968       96,224,930
                                          ----------------  --------------  ---------------  --------------  ---------------
Net assets at end of period               $      1,777,763  $    3,109,242  $    13,425,444  $  172,812,534  $    81,238,583
                                          ================  ==============  ===============  ==============  ===============

ANALYSIS OF INCREASE (DECREASE)
    IN UNITS OUTSTANDING:
    Units sold                                      22,785           4,477          357,373         151,333           66,448
    Units redeemed                                 (32,559)        (40,918)      (1,194,791)     (1,074,150)        (680,934)
    Units transferred                               64,838         (32,066)       1,074,385        (264,975)         (99,616)
                                          ----------------  --------------  ---------------  --------------  ---------------
Increase (decrease) in units outstanding            55,064         (68,507)         236,967      (1,187,792)        (714,102)
Beginning units                                    249,608         477,946          934,751       9,427,409        6,586,099
                                          ----------------  --------------  ---------------  --------------  ---------------
Ending units                                       304,672         409,439        1,171,718       8,239,617        5,871,997
                                          ================  ==============  ===============  ==============  ===============
                                                                                 Equity
                                           "Dogs" of Wall   Emerging Markets  Opportunities  Foreign Value     Fundamental
                                          Street Portfolio     Portfolio        Portfolio      Portfolio    Growth Portfolio
                                              (Class 3)        (Class 3)        (Class 3)      (Class 3)        (Class 3)
                                          ----------------  ----------------  -------------  -------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $         20,125  $        (49,338) $      (7,111) $     408,933  $        (28,058)

 Net realized gains (losses)                       (16,656)        1,012,821        (97,037)    (4,174,931)          (88,785)
 Change in net unrealized
   appreciation (depreciation) of
   investments                                     155,797        (3,939,552)        81,100     (3,591,598)          (50,259)
                                          ----------------  ----------------  -------------  -------------  ----------------
   Increase (decrease) in net assets
    from operations                                159,266        (2,976,069)       (23,048)    (7,357,596)         (167,102)
                                          ----------------  ----------------  -------------  -------------  ----------------

From capital transactions:
   Net proceeds from units sold                     17,390           172,560         39,108      4,372,022            52,497
   Cost of units redeemed                         (117,319)       (1,366,894)      (167,507)    (6,540,107)         (279,800)
   Net transfers                                   436,994         1,114,807       (46,539)     10,450,690          (218,177)
   Contract maintenance charge                        (306)           (1,268)          (210)        (6,951)             (321)
                                          ----------------  ----------------  -------------  -------------  ----------------
   Increase (decrease) in net assets
    from capital transactions                      336,759           (80,795)      (175,148)     8,275,654          (445,801)
                                          ----------------  ----------------  -------------  -------------  ----------------

Increase (decrease) in net assets                  496,025        (3,056,864)      (198,196)       918,058          (612,903)
Net assets at beginning of period                1,226,943        12,376,243      1,288,119     63,868,282         3,442,185
                                          ----------------  ----------------  -------------  -------------  ----------------
Net assets at end of period               $      1,722,968  $      9,319,379  $   1,089,923  $  64,786,340  $      2,829,282
                                          ================  ================  =============  =============  ================

ANALYSIS OF INCREASE (DECREASE)
    IN UNITS OUTSTANDING:
    Units sold                                       1,070             7,090          3,208        485,236             7,487
    Units redeemed                                  (7,521)          (49,796)       (14,279)      (671,676)          (39,861)
    Units transferred                               27,815            55,506         (4,064)     1,244,121           (25,586)
                                          ----------------  ----------------  -------------  -------------  ----------------
Increase (decrease) in units outstanding            21,364            12,800        (15,135)     1,057,681           (57,960)
Beginning units                                     82,111           420,192        105,630      6,558,989           480,725
                                          ----------------  ----------------  -------------  -------------  ----------------
Ending units                                       103,475           432,992         90,495      7,616,670           422,765
                                          ================  ================  =============  =============  ================

The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                                                           Growth
                                          Global Bond  Global Equities  Opportunities  Growth-Income  High-Yield Bond
                                           Portfolio      Portfolio       Portfolio      Portfolio       Portfolio
                                           (Class 3)      (Class 3)       (Class 3)      (Class 3)       (Class 3)
                                          -----------  ---------------  -------------  -------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)           $   309,458  $        (1,133) $    (173,178) $      (3,247) $     2,666,022

   Net realized gains (losses)                452,807         (113,394)       615,969       (419,653)      (1,700,497)
   Change in net unrealized
    appreciation (depreciation) of
    investments                               448,739          (35,078)      (772,450)       837,604          237,286
                                          -----------  ---------------  -------------  -------------  ---------------
      Increase (decrease) in net assets
       from operations                      1,211,004         (149,605)      (329,659)       414,704        1,202,811
                                          -----------  ---------------  -------------  -------------  ---------------

From capital transactions:
   Net proceeds from units sold               681,155           22,021        598,469        783,791          451,748
   Cost of units redeemed                  (3,145,102)        (121,828)    (1,613,075)      (738,363)      (4,798,616)
   Net transfers                              532,765          (21,085)       810,140      1,509,604        (502,106)
   Contract maintenance charge                 (3,438)            (256)        (1,649)          (691)          (5,492)
                                          -----------  ---------------  -------------  -------------  ---------------
      Increase (decrease) in net assets
       from capital transactions           (1,934,620)        (121,148)      (206,115)     1,554,341       (4,854,466)
                                          -----------  ---------------  -------------  -------------  ---------------

Increase (decrease) in net assets            (723,616)        (270,753)      (535,774)     1,969,045       (3,651,655)
Net assets at beginning of period          27,168,762        1,426,354     20,338,574      4,693,013       38,673,554
                                          -----------  ---------------  -------------  -------------  ---------------
Net assets at end of period               $26,445,146  $     1,155,601  $  19,802,800  $   6,662,058  $    35,021,899
                                          ===========  ===============  =============  =============  ===============

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                  38,121            2,559         98,592         85,558           27,509
   Units redeemed                            (178,144)         (12,514)      (253,081)       (79,402)        (289,491)
   Units transferred                           31,387          (2,622)        180,231        165,139          (30,719)
                                          -----------  ---------------  -------------  -------------  ---------------
Increase (decrease) in units outstanding     (108,636)         (12,577)        25,742        171,295         (292,701)
Beginning units                             1,577,747          146,494      3,274,795        522,961        2,404,124
                                          -----------  ---------------  -------------  -------------  ---------------
Ending units                                1,469,111          133,917      3,300,537        694,256        2,111,423
                                          ===========  ===============  =============  =============  ===============
                                         International       International                      MFS Massachusetts
                                     Diversified Equities  Growth and Income  Marsico Focused   Investors Trust    MFS Total Return
                                          Portfolio           Portfolio       Growth Portfolio      Portfolio          Portfolio
                                          (Class 3)           (Class 3)          (Class 3)          (Class 3)          (Class 3)
                                     --------------------  -----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)      $             57,985  $         757,758  $        (23,358) $        (109,482) $      1,808,240

   Net realized gains (losses)                   (422,601)        (3,335,775)         (236,906)            31,826        (5,513,594)
   Change in net unrealized
    appreciation (depreciation) of
    investments                                  (467,968)        (2,510,576)          182,301           (620,624)        4,794,747
                                     --------------------  -----------------  ----------------  -----------------  ----------------
     Increase (decrease) in net
      assets from operations                     (832,584)        (5,088,593)          (77,963)          (698,280)        1,089,393
                                     --------------------  -----------------  ----------------  -----------------  ----------------

From capital transactions:
   Net proceeds from units sold                    92,983            193,091           173,863          2,522,449         1,434,219
   Cost of units redeemed                        (570,954)        (3,777,022)         (249,038)        (2,519,434)      (15,182,393)
   Net transfers                                  (16,386)         2,008,653           289,344          4,799,240        (3,682,252)
   Contract maintenance charge                       (825)            (4,085)             (459)            (2,316)          (18,342)
                                     --------------------  -----------------  ----------------  -----------------  ----------------
     Increase (decrease) in net
    assets from capital transactions             (495,182)        (1,579,363)          213,710          4,799,939       (17,448,768)
                                     --------------------  -----------------  ----------------  -----------------  ----------------

Increase (decrease) in net assets              (1,327,766)        (6,667,956)          135,747          4,101,659       (16,359,375)
Net assets at beginning of period               5,975,811         39,518,531         3,034,983         29,288,673       127,438,495
                                     --------------------  -----------------  ----------------  -----------------  ----------------
Net assets at end of period          $          4,648,045  $      32,850,575  $      3,170,730  $      33,390,332  $    111,079,120
                                     ====================  =================   ===============  =================  ================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      11,097             17,796            17,387            236,405            87,921
   Units redeemed                                 (63,829)          (336,344)          (24,075)          (226,581)         (926,816)
   Units transferred                                1,327            232,830            28,117            459,880          (225,941)
                                     --------------------  -----------------  ----------------  -----------------  ----------------
Increase (decrease) in units
 outstanding                                      (51,405)           (85,718)           21,429            469,704        (1,064,836)
Beginning units                                   651,102          3,435,373           296,194          2,648,537         7,873,765
                                     --------------------  -----------------  ----------------  -----------------  ----------------
Ending units                                      599,697          3,349,655           317,623          3,118,241         6,808,929
                                     ====================  =================   ===============  =================  ================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                           Mid-Cap Growth  Real Estate  Small & Mid Cap   Small Company   Technology
                                              Portfolio     Portfolio   Value Portfolio  Value Portfolio   Portfolio
                                              (Class 3)     (Class 3)      (Class 3)        (Class 3)      (Class 3)
                                           --------------  -----------  ---------------  ---------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $      (43,376) $   (18,014) $      (334,531) $      (171,873) $   (6,113)

   Net realized gains (losses)                    142,800    1,387,135          398,279          330,776     123,245
   Change in net unrealized
    appreciation (depreciation) of
    investments                                  (358,220)     391,398       (3,547,895)        (961,177)   (162,662)
                                           --------------  -----------  ---------------  ---------------  ----------
    Increase (decrease) in net assets
     from operations                             (258,796)   1,760,519       (3,484,147)        (802,274)    (45,530)
                                           --------------  -----------  ---------------  ---------------  ----------

From capital transactions:
    Net proceeds from units sold                1,739,798      541,904        1,110,155        1,362,228      40,894
    Cost of units redeemed                      (473,933)   (2,051,966)      (4,443,329)      (2,791,976)   (105,291)
    Net transfers                               3,181,149   (1,110,573)       2,854,050        1,304,397     (78,765)
    Contract maintenance charge                      (488)      (2,345)          (4,331)          (3,313)       (141)
                                           --------------  -----------  ---------------  ---------------  ----------
     Increase (decrease) in net assets
      from capital transactions                 4,446,526   (2,622,980)        (483,455)        (128,664)   (143,303)
                                           --------------  -----------  ---------------  ---------------  ----------

Increase (decrease) in net assets               4,187,730     (862,461)      (3,967,602)        (930,938)   (188,833)
Net assets at beginning of period               3,675,201   24,530,928       48,532,574       28,873,321     774,855
                                           --------------  -----------  ---------------  ---------------  ----------
Net assets at end of period                $    7,862,931  $23,668,467  $    44,564,972  $    27,942,383  $  586,022
                                           ==============  ===========  ===============  ===============  ==========

ANALYSIS OF INCREASE (DECREASE)
    IN UNITS OUTSTANDING:
    Units sold                                    184,049       19,230          103,862          146,779      17,398
    Units redeemed                                (47,178)     (71,435)        (383,880)        (281,706)    (43,300)
    Units transferred                             341,966      (35,278)         318,439          167,840     (35,508)
                                           --------------  -----------  ---------------  ---------------  ----------
Increase (decrease) in units outstanding          478,837      (87,483)          38,421           32,913     (61,410)
Beginning units                                   366,167      896,420        4,109,354        2,866,624     320,218
                                           --------------  -----------  ---------------  ---------------  ----------
Ending units                                      845,004      808,937        4,147,775        2,899,537     258,808
                                           ==============  ===========  ===============  ===============  ==========
                                                                                                                     Invesco Van
                                                                                  Invesco Van       Invesco Van      Kampen V.I.
                                          Telecom Utility  Total Return Bond  Kampen V.I. Capital    Kampen V.I.  Growth and Income
                                              Portfolio         Portfolio         Growth Fund      Comstock Fund       Fund
                                              (Class 3)         (Class 3)         (Series II)       (Series II)     (Series II)
                                          ---------------  -----------------  -------------------  -------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)           $        12,899  $         341,053  $           (60,720) $   1,179,950  $         361,032

   Net realized gains (losses)                   (26,206)          4,045,062              481,246     (6,532,428)        (3,803,917)
   Change in net unrealized
    appreciation (depreciation) of
    investments                                    59,586            (56,818)            (882,843)      (358,157)        (2,936,674)
                                          ---------------  -----------------  -------------------  -------------  -----------------
    Increase (decrease) in net assets
     from operations                               46,279          4,329,297             (462,317)    (5,710,635)        (6,379,559)
                                          ---------------  -----------------  -------------------  -------------  -----------------

From capital transactions:
    Net proceeds from units sold                   45,641          8,038,956               98,531      4,043,373          5,191,615
    Cost of units redeemed                        (84,643)        (7,883,006)          (1,049,336)   (32,269,146)       (33,484,244)
    Net transfers                                 282,134         12,153,148             (381,769)    (2,047,760)          (572,488)
    Contract maintenance charge                      (189)            (7,923)                (387)       (20,915)           (21,681)
                                          ---------------  -----------------  -------------------  -------------  -----------------
     Increase (decrease) in net assets
      from capital transactions                   242,943         12,301,175           (1,332,961)   (30,294,448)       (28,886,798)
                                          ---------------  -----------------  -------------------  -------------  -----------------

Increase (decrease) in net assets                 289,222         16,630,472           (1,795,278)   (36,005,083)       (35,266,357)
Net assets at beginning of period                 849,771         82,619,693            7,580,846    251,638,506        263,027,122
                                          ---------------  -----------------  -------------------  -------------  -----------------
Net assets at end of period               $     1,138,993  $      99,250,165  $         5,785,568  $ 215,633,423  $     227,760,765
                                          ===============  =================  ===================  =============  =================

ANALYSIS OF INCREASE (DECREASE)
    IN UNITS OUTSTANDING:
    Units sold                                      4,009            419,466                8,278        318,164            361,828
    Units redeemed                                 (6,882)          (415,763)             (92,031)    (2,430,310)        (2,232,848)
    Units transferred                              23,029            634,455              (34,697)      (123,996)             2,992
                                          ---------------  -----------------  -------------------  -------------  -----------------
Increase (decrease) in units outstanding           20,156            638,158             (118,450)    (2,236,142)        (1,868,028)
Beginning units                                    73,098          4,449,892              666,338     19,127,871         17,602,934
                                          ---------------  -----------------  -------------------  -------------  -----------------
Ending units                                       93,254          5,088,050              547,888     16,891,729         15,734,906
                                          ===============  =================  ===================  =============  =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2011
                                   (continued)

                                              Growth and     Mid Cap Value  Asset Allocation  Global Growth
                                           Income Portfolio    Portfolio          Fund             Fund      Growth Fund
                                              (Class VC)      (Class VC)        (Class 2)       (Class 2)     (Class 2)
                                           ----------------  -------------- ----------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $       (249,503) $    (605,104) $      3,075,105  $   1,213,932  $   (623,110)

   Net realized gains (losses)                   (4,108,446)    (4,593,180)       (2,248,237)     2,510,922    (1,106,128)
   Change in net unrealized
   appreciation (depreciation)
    of investments                               (4,710,071)     1,480,245         1,269,596    (30,710,020)   (8,674,433)
                                           ----------------  -------------- ----------------  -------------  ------------
    Increase (decrease) in net assets
   from operations                               (9,068,020)    (3,718,039)        2,096,464    (26,985,166)  (10,403,671)
                                           ----------------  -------------- ----------------  -------------  ------------

From capital transactions:
   Net proceeds from units sold                     868,695        304,518         2,805,736      4,382,985     2,536,782
   Cost of units redeemed                       (20,635,458)   (14,127,313)      (41,000,752)   (39,296,012)  (30,581,172)
   Net transfers                                 (4,550,974)    (4,207,145)       (9,041,152)       541,579    (5,608,505)
   Contract maintenance charge                       (9,548)        (5,225)          (29,494)      (27,567)       (18,298)
                                           ----------------  -------------- ----------------  -------------  ------------
    Increase (decrease) in net assets
   from capital transactions                    (24,327,285)   (18,035,165)      (47,265,662)   (34,399,015)  (33,671,193)
                                           ----------------  -------------- ----------------  -------------  ------------

Increase (decrease) in net assets               (33,395,305)   (21,753,204)      (45,169,198)   (61,384,181)  (44,074,864)
Net assets at beginning of period               153,938,811     98,941,298       344,228,504    322,745,750   251,575,242
                                           ----------------  -------------- ----------------  -------------  ------------
Net assets at end of period                $    120,543,506  $  77,188,094  $    299,059,306  $ 261,361,569  $207,500,378
                                           ================  =============  ================  =============  ============

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                        69,432         19,967           165,525        190,691       123,383
   Units redeemed                                (1,652,488)      (957,036)       (2,406,694)    (1,627,690)   (1,447,272)
   Units transferred                               (362,247)      (287,941)         (530,426)        63,582     (251,256)
                                           ----------------  -------------- ----------------  -------------  ------------
Increase (decrease) in units outstanding         (1,945,303)    (1,225,010)       (2,771,595)    (1,373,417)   (1,575,145)
Beginning units                                  12,237,231      6,800,474        20,548,416     13,281,602    12,043,778
                                           ----------------  -------------- ----------------  -------------  ------------
Ending units                                     10,291,928      5,575,464        17,776,821     11,908,185    10,468,633
                                           ================  =============  ================  =============  ============
                                                                            Franklin Templeton
                                                                                VIP Founding
                                           Growth-Income  Franklin Income    Funds Allocation    Real Return
                                               Fund       Securities Fund          Fund           Portfolio
                                             (Class 2)      (Class 2)            (Class 2)        (Class 3)
                                           -------------  ---------------   ------------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $   2,512,071    $     669,197    $     (206,040)   $        (31,584)

   Net realized gains (losses)                (7,539,388)          37,668          (101,028)             44,946
   Change in net unrealized
   appreciation (depreciation)
     of investments                           (4,697,562)        (473,230)         (181,702)            145,371
                                           -------------    -------------    --------------    ----------------
    Increase (decrease) in net assets
   from operations                            (9,724,879)         233,635          (488,770)            158,733
                                           -------------    -------------    --------------    ----------------

From capital transactions:
   Net proceeds from units sold                2,352,022          762,366           415,900           1,359,958
   Cost of units redeemed                    (51,893,554)      (1,145,468)       (2,182,583)           (301,766)
   Net transfers                             (14,770,037)       1,776,500           660,285           3,809,339
   Contract maintenance charge                   (35,647)          (1,712)           (2,640)               (196)
                                           -------------    -------------    --------------    ----------------
    Increase (decrease) in net assets
   from capital transactions                 (64,347,216)       1,391,686        (1,109,038)          4,867,335
                                           -------------    -------------    --------------    ----------------

Increase (decrease) in net assets            (74,072,095)       1,625,321        (1,597,808)          5,026,068
Net assets at beginning of period            437,446,407       13,554,263        25,104,203           1,996,498
                                           -------------    -------------    --------------    ----------------
Net assets at end of period                $ 363,374,312    $  15,179,584    $   23,506,395    $      7,022,566
                                           =============    =============    ==============    ================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    135,524           71,469            43,094             112,098
   Units redeemed                             (2,987,658)        (105,326)         (227,011)            (25,305)
   Units transferred                            (848,944)         165,994            74,917             315,740
                                           -------------    -------------    --------------    ----------------
Increase (decrease) in units outstanding      (3,701,078)         132,137          (109,000)            402,533
Beginning units                               25,263,731        1,275,194         2,670,875             171,457
                                           -------------    -------------    --------------    ----------------
Ending units                                  21,562,653        1,407,331         2,561,875             573,990
                                           =============    =============    ==============    ================

The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE EIGHT MONTHS ENDED
                               DECEMBER 31, 2010

                                                                            Government and
                                  Asset Allocation   Capital Appreciation    Quality Bond                       Asset Allocation
                                      Portfolio            Portfolio           Portfolio     Growth Portfolio     Portfolio
                                      (Class 1)            (Class 1)           (Class 1)          (Class 1)         (Class 3)
                                  ----------------   --------------------   --------------   ----------------   ----------------
INCREASE (DECREASE) IN NET
ASSETS:
From operations:
  Net investment income
    (loss)                         $     268,288        $    (406,222)       $   2,380,663    $      34,846      $      81,486

  Net realized gains
    (losses)                            (202,096)            (901,704)             334,555       (2,815,125)          (115,639)
  Change in net unrealized
    appreciation
    (depreciation) of
    investments                          827,168           11,760,448           (1,327,057)       4,937,009            324,026
                                   -------------        -------------        -------------    -------------      -------------
    Increase (decrease) in
      net assets from
      operations                         893,360           10,452,522            1,388,161        2,156,730            289,873
                                   -------------        -------------        -------------    -------------      -------------

From capital transactions:
  Net proceeds from units
    sold                                   2,181               87,662               17,157           32,011              4,017
  Cost of units redeemed              (1,293,762)          (7,229,492)          (8,756,062)      (4,174,468)          (227,409)
  Net transfers                        1,223,748           (1,818,115)           1,118,188       (1,481,578)           392,666
  Contract maintenance
    charge                                    --                   --                   --               --               (632)
                                   -------------        -------------        -------------    -------------      -------------
    Increase (decrease) in
      net assets from capital
      transactions                       (67,833)          (8,959,945)          (7,620,717)      (5,624,035)           168,642
                                   -------------        -------------        -------------    -------------      -------------

Increase (decrease) in net
  assets                                 825,527            1,492,577           (6,232,556)      (3,467,305)           458,515
Net assets at beginning of
  period                              13,343,319           89,668,733           72,083,413       45,414,987          4,282,607
                                   -------------        -------------        -------------    -------------      -------------
Net assets at end of period        $  14,168,846        $  91,161,310        $  65,850,857    $  41,947,682      $   4,741,122
                                   =============        =============        =============    =============      =============

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                 105                4,039                1,027            2,393                280
  Units redeemed                         (76,162)            (437,334)            (515,815)        (331,924)           (16,289)
  Units transferred                       84,555             (119,526)              68,288         (116,501)            26,913
                                   -------------        -------------        -------------    -------------      -------------
Increase (decrease) in units               8,498             (552,821)            (446,500)        (446,032)            10,904
outstanding
Beginning units                          703,568            5,221,493            4,361,104        3,367,270            298,749
                                   -------------        -------------        -------------    -------------      -------------
Ending units                             712,066            4,668,672            3,914,604        2,921,238            309,653
                                   =============        =============        =============    =============      =============

                                                         Government and
                                  Capital Appreciation   Quality Bond                        Natural Resources   Aggressive Growth
                                        Portfolio           Portfolio     Growth Portfolio       Portfolio           Portfolio
                                         (Class 3)           (Class 3)        (Class 3)          (Class 3)           (Class 1)
                                  --------------------   --------------   ----------------   -----------------   -----------------
INCREASE (DECREASE) IN NET
ASSETS:
From operations:
  Net investment income
    (loss)                            $    (675,471)      $   2,870,520    $      (2,498)      $      10,156       $     (34,587)

  Net realized gains
    (losses)                             (3,404,544)            476,611         (250,157)           (453,803)           (313,472)
  Change in net unrealized
    appreciation
    (depreciation) of
    investments                          19,165,483          (1,743,494)         526,156           1,578,593             663,689
                                      -------------       -------------    -------------       -------------       -------------
    Increase (decrease) in
      net assets from
      operations                         15,085,468           1,603,637          273,501           1,134,946             315,630
                                      -------------       -------------    -------------       -------------       -------------

From capital transactions:
  Net proceeds from units
    sold                                    292,507             312,227           73,408               8,880              30,297
  Cost of units redeemed                 (7,011,055)         (5,762,816)        (239,843)           (457,032)           (319,112)
  Net transfers                          (5,913,721)          3,844,995         (127,949)           (402,617)             (9,247)
  Contract maintenance
    charge                                  (14,777)             (7,881)            (500)             (1,116)               --
                                      -------------       -------------    -------------       -------------       -------------
    Increase (decrease) in
      net assets from capital
      transactions                      (12,647,046)         (1,613,475)        (294,884)           (851,885)           (298,062)
                                      -------------       -------------    -------------       -------------       -------------

Increase (decrease) in net
  assets                                  2,438,422              (9,838)         (21,383)            283,061              17,568
Net assets at beginning of
  period                                126,060,954          92,731,206        4,853,062           8,588,981           4,910,061
                                      -------------       -------------    -------------       -------------       -------------
Net assets at end of period           $ 128,499,376       $  92,721,368    $   4,831,679       $   8,872,042       $   4,927,629
                                      =============       =============    =============       =============       =============

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                 19,545              19,605            6,563                 748               3,917
  Units redeemed                           (467,715)           (359,956)         (21,211)            (43,468)            (32,697)
  Units transferred                        (365,630)            239,620          (10,473)            (36,492)             (4,352)
                                      -------------       -------------    -------------       -------------       -------------
Increase (decrease) in units               (813,800)           (100,731)         (25,121)            (79,212)            (33,132)
outstanding
Beginning units                           8,272,211           5,922,965          411,516             797,301             452,977
                                      -------------       -------------    -------------       -------------       -------------
Ending units                              7,458,411           5,822,234          386,395             718,089             419,845
                                      =============       =============    =============       =============       =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE EIGHT MONTHS ENDED
                                DECEMBER 31, 2010

                                   Alliance Growth                    Blue Chip Growth Capital Growth   Cash Management
                                      Portfolio    Balanced Portfolio    Portfolio       Portfolio         Portfolio
                                       (Class 1)       (Class 1)         (Class 1)       (Class 1)         (Class 1)
                                   --------------- ------------------ ---------------- ---------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)     $      14,980   $      215,256     $       (3,011)  $    (8,446)     $    (128,287)
  Net realized gains (losses)         (1,181,608)        (402,325)            11,222        (2,459)          (288,187)
  Change in net unrealized
  appreciation (depreciation)
  of investments                       2,489,034        1,098,523             57,633        73,260            256,453
                                   -------------   --------------     --------------   -----------      -------------
    Increase (decrease) in net
    assets from operations             1,322,406          911,454             65,844        62,355           (160,021)
                                   -------------   --------------     --------------   -----------      -------------
From capital transactions:
  Net proceeds from units sold            20,482           14,260                105            19            303,059
  Cost of units redeemed              (1,965,899)      (1,533,857)          (133,478)     (468,319)       (10,602,558)
  Net transfers                         (588,052)         (24,894)           (24,667)      340,702          7,324,969
  Contract maintenance charge                  -                -                  -             -                  -
                                   -------------   --------------     --------------   -----------      -------------
    Increase (decrease)
    in net assets from capital
    transactions                      (2,533,469)      (1,544,491)          (158,040)     (127,598)        (2,974,530)
                                   -------------   --------------     --------------   -----------      -------------
Increase (decrease) in net assets     (1,211,063)        (633,037)           (92,196)      (65,243)        (3,134,551)
Net assets at beginning of period     26,182,996       19,367,710          1,162,098     1,617,471         20,531,580
                                   -------------   --------------     --------------   -----------      -------------
Net assets at end of period        $  24,971,933   $   18,734,673     $    1,069,902   $ 1,552,228        $17,397,029
                                   =============   ==============     ==============   ===========      =============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                 574            1,071                 19             3             25,589
  Units redeemed                        (109,894)        (105,258)           (23,439)      (68,131)          (867,817)
  Units transferred                      (43,316)             798             (4,227)       47,519            598,331
                                   -------------   --------------     --------------   -----------      -------------
Increase (decrease) in units
outstanding                             (152,636)        (103,389)           (27,647)      (20,609)          (243,897)
Beginning units                        1,276,844        1,331,189            196,720       217,991          1,662,599
                                   -------------   --------------     --------------   -----------      -------------
Ending units                           1,124,208        1,227,800            169,073       197,382          1,418,702
                                   =============   ==============     ==============   ===========      =============

                                   Corporate Bond     Davis Venture    "Dogs" of Wall  Emerging Markets Equity Index
                                     Portfolio       Value Portfolio  Street Portfolio   Portfolio       Portfolio
                                      (Class 1)        (Class 1)         (Class 1)        (Class 1)       Class 1)
                                   --------------- ------------------ ---------------- ---------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)     $   4,575,658   $       96,210     $       61,374   $    91,089      $      84,286
  Net realized gains (losses)          1,569,769       (1,792,358)          (104,159)      445,062           (154,768)
  Change in net unrealized
  appreciation (depreciation)
  of investments                      (2,504,027)       5,696,910            245,562     1,289,521            679,322
                                   -------------   --------------     --------------   -----------      -------------
    Increase (decrease) in net
    assets from operations             3,641,400        4,000,762            202,777     1,825,672            608,840
                                   -------------   --------------     --------------   -----------      -------------

From capital transactions:
  Net proceeds from units sold            35,834           44,193                734        10,204             13,311
  Cost of units redeemed              (8,693,231)      (6,872,578)          (357,064)   (1,287,374)          (818,678)
  Net transfers                         (295,997)      (1,320,859)           117,045       599,094            (99,663)
  Contract maintenance charge                  -                -                  -             -                  -
                                   -------------   --------------     --------------   -----------      -------------
    Increase (decrease) in net
    assets from capital
    transactions                      (8,953,394)      (8,149,244)          (239,285)     (678,076)          (905,030)
                                   -------------   --------------     --------------   -----------      -------------
Increase (decrease) in net assets     (5,311,994)      (4,148,482)           (36,508)    1,147,596           (296,190)
Net assets at beginning of period     82,939,768       77,486,056          3,064,652    11,930,433         11,187,954
                                   -------------   --------------     --------------   -----------      -------------
Net assets at end of period        $  77,627,774   $   73,337,574     $    3,028,144   $13,078,029     $   10,891,764
                                   =============   ==============     ==============   ===========      =============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                               1,446            1,838                 60           385              1,404
  Units redeemed                        (437,902)        (467,656)           (27,102)      (53,413)           (94,612)
  Units transferred                      (16,099)        (102,193)             7,569        21,494            (11,867)
                                   -------------   --------------     --------------   -----------      -------------
Increase (decrease) in units
outstanding                             (452,555)        (568,011)           (19,473)      (31,534)          (105,075)
Beginning units                        4,262,004        5,019,192            245,172       529,158          1,249,940
                                   -------------   --------------     --------------   -----------      -------------
Ending units                           3,809,449        4,451,181            225,699       497,624          1,144,865
                                   =============   ==============     ==============   ===========      =============

The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE EIGHT MONTHS ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                               Equity                                         Global          Growth
                                            Opportunities      Fundamental     Global Bond    Equities    Opportunities
                                              Portfolio     Growth Portfolio    Portfolio    Portfolio      Portfolio
                                              (Class 1)        (Class 1)        (Class 1)    (Class 1)      (Class 1)
                                            -------------   ----------------   -----------   ----------   -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
     Net investment income (loss)           $       9,489    $       (81,354)  $   579,175   $   57,359   $      (8,976)

     Net realized gains (losses)                 (738,086)          (412,181)      405,041     (191,957)        (24,623)
     Change in net unrealized appreciation
        (depreciation) of investments           1,647,762          1,764,056      (131,303)     614,790         194,432
                                            -------------   ----------------   -----------   ----------   -------------
      Increase (decrease) in net assets
         from operations                          919,165          1,270,521       852,913      480,192         160,833
                                            -------------   ----------------   -----------   ----------   -------------

From capital transactions:
     Net proceeds from units sold                   7,140              9,011         3,270        4,284             914
     Cost of units redeemed                      (925,254)          (888,347)   (1,875,133)    (521,184)       (188,735)
     Net transfers                               (474,301)          (159,587)      682,997       58,419         149,274
     Contract maintenance charge                       --                 --            --           --              --
                                            -------------   ----------------   -----------   ----------   -------------
     Increase (decrease) in net assets
        from capital transactions              (1,392,415)        (1,038,923)   (1,188,866)    (458,481)        (38,547)
                                            -------------   ----------------   -----------   ----------   -------------

Increase (decrease) in net assets                (473,250)           231,598      (335,953)      21,711         122,286
Net assets at beginning of period              11,559,562         12,234,593    16,435,450    6,257,961       1,614,772
                                            -------------   ----------------   -----------   ----------   -------------
Net assets at end of period                 $  11,086,312   $     12,466,191   $16,099,497   $6,279,672   $   1,737,058
                                            =============   ================   ===========   ==========   =============

ANALYSIS OF INCREASE (DECREASE)
     IN UNITS OUTSTANDING:
     Units sold                                       582                588           139          183             163
     Units redeemed                               (77,380)           (97,700)     (104,654)     (37,795)        (33,478)
     Units transferred                            (38,510)           (18,812)       38,480        5,732          27,185
                                            -------------   ----------------   -----------   ----------   -------------
Increase (decrease) in units outstanding         (115,308)          (115,924)      (66,035)     (31,880)         (6,130)
Beginning units                                   954,759          1,279,596       943,118      456,589         282,175
                                            -------------   ----------------   -----------   ----------   -------------
Ending units                                      839,451          1,163,672       877,083      424,709         276,045
                                            =============   ================   ===========   ==========   =============

                                                                              International   International         MFS
                                                                               Diversified      Growth and    Massachusetts
                                            Growth-Income   High-Yield Bond      Equities        Income       Investors Trust
                                              Portfolio         Portfolio       Portfolio       Portfolio        Portfolio
                                              (Class 1)         (Class 1)       (Class 1)       (Class 1)        (Class 1)
                                            -------------   ---------------   -------------   -------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
     Net investment income (loss)           $      40,311   $     1,396,819   $     234,242   $     415,322   $        16,708

     Net realized gains (losses)               (1,590,741)         (634,355)        (11,071)     (1,033,612)           62,058
     Change in net unrealized appreciation
        (depreciation) of investments           2,603,059           228,160         395,651       1,435,956           106,578
                                            -------------   ---------------   -------------   -------------   ---------------
     Increase (decrease) in net assets
        from operations                         1,052,629           990,624         618,822         817,666           185,344
                                            -------------   ---------------   -------------   -------------   ---------------

From capital transactions:
     Net proceeds from units sold                  12,002             8,791           4,454          12,201             1,392
     Cost of units redeemed                    (1,754,075)       (1,928,889)       (563,406)     (1,128,530)         (632,421)
     Net transfers                             (1,002,008)          201,859        (22,081)         (27,327)          350,487
     Contract maintenance charge                       --                --              --              --                --
                                            -------------   ---------------   -------------   -------------   ---------------
     Increase (decrease) in net assets
        from capital transactions              (2,744,081)       (1,718,239)       (581,033)     (1,143,656)         (280,542)
                                            -------------   ---------------   -------------   -------------   ---------------

Increase (decrease) in net assets              (1,691,452)         (727,615)         37,789        (325,990)          (95,198)
Net assets at beginning of period              21,795,448        16,112,514       7,049,135      12,692,943         4,622,329
                                            -------------   ---------------   -------------   -------------   ---------------
Net assets at end of period                 $  20,103,996   $    15,384,899   $   7,086,924   $  12,366,953   $     4,527,131
                                            =============   ===============   =============   =============   ===============

ANALYSIS OF INCREASE (DECREASE)
     IN UNITS OUTSTANDING:
     Units sold                                       484               491             319             805               139
     Units redeemed                              (107,064)         (120,073)        (58,727)       (100,834)          (62,143)
     Units transferred                           (100,739)           10,540         (1,990)           3,744            34,251
                                            -------------   ---------------   -------------   -------------   ---------------
Increase (decrease) in units outstanding         (207,319)         (109,042)        (60,398)        (96,285)          (27,753)
Beginning units                                 1,339,853         1,007,680         735,805       1,094,527           432,720
                                            -------------   ---------------   -------------   -------------   ---------------
Ending units                                    1,132,534           898,638         675,407         998,242           404,967
                                            =============   ===============   =============   =============   ===============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE EIGHT MONTHS ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                        MFS Total Return    Mid-Cap Growth      Real Estate       Small Company       Technology
                                           Portfolio          Portfolio          Portfolio       Value Portfolio       Portfolio
                                           (Class 1)          (Class 1)          (Class 1)          (Class 1)          (Class 1)
                                        ----------------   ----------------   ----------------   ----------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)          $      2,442,197   $        (20,673)  $         64,733   $         (9,988)  $        (2,486)
  Net realized gains (losses)                 (2,276,727)           (54,931)          (828,753)           122,218            21,104
  Change in net unrealized
    appreciation (depreciation)
    of investments                             4,247,185            554,385          1,007,271            115,781            25,034
                                        ----------------   ----------------   ----------------   ----------------   ---------------
    Increase (decrease) in net assets
      from operations                          4,412,655            478,781            243,251            228,011            43,652
                                        ----------------   ----------------   ----------------   ----------------   ---------------
From capital transactions:
  Net proceeds from units sold                    71,144              1,787              5,267              3,293             1,201
  Cost of units redeemed                     (11,258,661)          (233,106)          (579,693)          (267,991)          (69,820)
  Net transfers                                  290,672            336,336            (22,630)           478,825            (1,267)
  Contract maintenance charge                         --                 --                 --                 --                --
                                        ----------------   ----------------   ----------------   ----------------   ---------------
    Increase (decrease) in net
      assets from capital transactions       (10,896,845)           105,017           (597,056)           214,127           (69,886)
                                        ----------------   ----------------   ----------------   ----------------   ---------------
Increase (decrease) in net assets             (6,484,190)           583,798           (353,805)           442,138           (26,234)
Net assets at beginning of period            111,383,180          3,721,809          5,984,972          5,017,112           453,275
                                        ----------------   ----------------   ----------------   ----------------   ---------------
Net assets at end of period             $    104,898,990   $      4,305,607   $      5,631,167   $      5,459,250   $       427,041
                                        ================   ================   ================   ================   ===============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                       4,678                211                211                166               541
  Units redeemed                                (723,649)           (26,887)           (22,684)           (11,417)          (30,870)
  Units transferred                               12,749             35,737             (1,243)            14,898              (178)
                                        ----------------   ----------------   ----------------   ----------------   ---------------
Increase (decrease) in units
  outstanding                                   (706,222)             9,061            (23,716)             3,647           (30,507)
Beginning units                                7,118,289            415,544            243,412            196,455           205,324
                                        ----------------   ----------------   ----------------   ----------------   ---------------
Ending units                                   6,412,067            424,605            219,696            200,102           174,817
                                        ================   ================   ================   ================   ===============

                                       Telecom Utility   Total Return Bond   Aggressive Growth   Alliance Growth       Balanced
                                          Portfolio           Portfolio          Portfolio          Portfolio          Portfolio
                                          (Class 1)           (Class 1)          (Class 3)          (Class 3)          (Class 3)
                                       ---------------   -----------------   -----------------   ---------------   ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)         $        43,580   $         507,451   $          (2,276)  $         7,990   $         33,903
  Net realized gains (losses)                  (63,508)            292,827             (64,311)          (74,855)           (31,604)
  Change in net unrealized
    appreciation (depreciation)
    of investments                             248,306            (279,746)             81,140           698,273            160,674
                                       ---------------   -----------------   -----------------   ---------------   ----------------
    Increase (decrease) in net
      assets from operations                   228,378             520,532              14,553           631,408            162,973
                                       ---------------   -----------------   -----------------   ---------------   ----------------
From capital transactions:
  Net proceeds from units sold                   1,549               4,694                  --             2,033            414,081
  Cost of units redeemed                      (132,603)         (2,306,208)            (29,046)         (831,775)          (155,636)
  Net transfers                                (76,216)          5,150,838             (98,934)         (310,668)          (121,461)
  Contract maintenance charge                       --                  --                 (72)           (1,338)              (362)
                                       ---------------   -----------------   -----------------   ---------------   ----------------
  Increase (decrease) in net
    assets from capital transactions          (207,270)          2,849,324            (128,052)       (1,141,748)           136,622
                                       ---------------   -----------------   -----------------   ---------------   ----------------
Increase (decrease) in net assets               21,108           3,369,856            (113,499)         (510,340)           299,595
Net assets at beginning of period            2,123,879          20,624,924             538,324        12,172,881          3,067,877
                                       ---------------   -----------------   -----------------   ---------------   ----------------
Net assets at end of period            $     2,144,987   $      23,994,780   $         424,825   $    11,662,541   $      3,367,472
                                       ===============   =================   =================   ===============   ================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                        88                 247                  --               291             42,602
  Units redeemed                               (10,410)           (120,673)             (4,056)         (112,293)           (15,997)
  Units transferred                             (6,199)            267,064             (14,493)          (40,377)           (13,001)
                                       ---------------   -----------------   -----------------   ---------------   ----------------
Increase (decrease) in units
  outstanding                                  (16,521)            146,638             (18,549)         (152,379)            13,604
Beginning units                                156,310           1,092,584              69,587         1,563,530            319,769
                                       ---------------   -----------------   -----------------   ---------------   ----------------
Ending units                                   139,789           1,239,222              51,038         1,411,151            333,373
                                       ===============   =================   =================   ===============   ================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE EIGHT MONTHS ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                       Blue Chip Growth    Capital Growth    Cash Management   Corporate Bond    Davis Venture
                                          Portfolio           Portfolio         Portfolio         Portfolio     Value Portfolio
                                          (Class 3)           (Class 3)         (Class 3)         (Class 3)        (Class 3)
                                       ----------------   ----------------   ---------------   --------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)         $         (6,729)  $        (19,840)  $       (69,869)  $   10,385,985   $       (10,137)
  Net realized gains (losses)                   (10,802)          (128,269)         (174,156)       2,807,537        (4,663,406)
  Change in net unrealized
    appreciation (depreciation)
      of investments                            136,187            356,489           133,921       (5,045,170)       10,192,628
                                       ----------------   ----------------   ---------------   --------------   ---------------
    Increase (decrease) in net
      assets from operations                    118,656            208,380          (110,104)       8,148,352         5,519,085
                                       ----------------   ----------------   ---------------   --------------   ---------------
From capital transactions:
  Net proceeds from units sold                   25,050              3,134           418,758          563,533           244,433
  Cost of units redeemed                       (133,780)          (158,791)       (6,346,574)     (13,319,596)       (5,362,825)
  Net transfers                                 262,099            (54,249)        6,046,336       (1,073,358)       (2,641,068)
  Contract maintenance charge                      (230)              (294)           (2,311)         (19,311)          (10,741)
                                       ----------------   ----------------   ---------------   --------------   ---------------
    Increase (decrease) in net
      assets from capital
      transactions                              153,139           (210,200)          116,209      (13,848,732)       (7,770,201)
                                       ----------------   ----------------   ---------------   --------------   ---------------
Increase (decrease) in net assets               271,795             (1,820)            6,105       (5,700,380)       (2,251,116)
Net assets at beginning of period             1,290,834          3,721,024        10,857,389      193,626,348        98,476,046
                                       ----------------   ----------------   ---------------   --------------   ---------------
Net assets at end of period            $      1,562,629   $      3,719,204   $    10,863,494   $  187,925,968   $    96,224,930
                                       ================   ================   ===============   ==============   ===============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                      4,300                451            35,875           28,621            18,519
  Units redeemed                                (23,139)           (22,725)         (544,379)        (679,991)         (403,516)
  Units transferred                              48,053             (5,900)          517,395          (68,716)         (187,074)
                                       ----------------   ----------------   ---------------   --------------   ---------------
Increase (decrease) in
  units outstanding                              29,214            (28,174)            8,891         (720,086)         (572,071)
Beginning units                                 220,394            506,120           925,860       10,147,495         7,158,170
                                       ----------------   ----------------   ---------------   --------------   ---------------
Ending units                                    249,608            477,946           934,751        9,427,409         6,586,099
                                       ================   ================   ===============   ==============   ===============

                                                                                   Equity
                                          "Dogs" of Wall    Emerging Markets   Opportunities   Foreign Value     Fundamental
                                         Street Portfolio       Portfolio        Portfolio       Portfolio     Growth Portfolio
                                            (Class 3)           (Class 3)        (Class 3)       (Class 3)        (Class 3)
                                         ----------------   ----------------   -------------   -------------   ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)           $         19,731   $         71,512   $      (1,028)  $     757,404   $        (18,420)
  Net realized gains (losses)                     (40,753)          (397,245)        (99,032)     (2,133,404)          (153,559)
  Change in net unrealized appreciation
    (depreciation) of investments                  93,059          1,956,373         214,139       4,439,868            549,797
                                         ----------------   ----------------   -------------   -------------   ----------------
    Increase (decrease) in net
      assets from operations                       72,037          1,630,640         114,079       3,063,868            377,818
                                         ----------------   ----------------   -------------   -------------   ----------------
From capital transactions:
  Net proceeds from units sold                         --             31,618          23,980         256,881              2,001
  Cost of units redeemed                          (65,917)          (490,007)        (37,876)     (2,891,413)          (151,043)
  Net transfers                                   454,051            234,201         133,905       2,737,545           (196,893)
  Contract maintenance charge                        (153)              (938)           (111)         (5,529)              (120)
                                         ----------------   ----------------   -------------   -------------   ----------------
    Increase (decrease) in net assets
      from capital transactions                   387,981           (225,126)        119,898          97,484           (346,055)
                                         ----------------   ----------------   -------------   -------------   ----------------
Increase (decrease) in net assets                 460,018          1,405,514         233,977       3,161,352             31,763
Net assets at beginning of period                 766,925         10,970,729       1,054,142      60,706,930          3,410,422
                                         ----------------   ----------------   -------------   -------------   ----------------
Net assets at end of period              $      1,226,943   $     12,376,243   $   1,288,119   $  63,868,282   $      3,442,185
                                         ================   ================   =============   =============   ================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                           --              1,213           2,256          27,935                316
  Units redeemed                                   (4,721)           (18,815)         (3,452)       (320,027)           (24,062)
  Units transferred                                31,609              7,771          12,588         321,655            (26,823)
                                         ----------------   ----------------   -------------   -------------   ----------------
Increase (decrease) in units
  outstanding                                      26,888             (9,831)         11,392          29,563            (50,569)
Beginning units                                    55,223            430,023          94,238       6,529,426            531,294
                                         ----------------   ----------------   -------------   -------------   ----------------
Ending units                                       82,111            420,192         105,630       6,558,989            480,725
                                         ================   ================   =============   =============   ================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE EIGHT MONTHS ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                                                                 Growth
                                           Global Bond     Global Equities   Opportunities   Growth-Income   High-Yield Bond
                                            Portfolio         Portfolio        Portfolio       Portfolio        Portfolio
                                            (Class 3)         (Class 3)        (Class 3)       (Class 3)        (Class 3)
                                         ---------------   ---------------   -------------   -------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)           $       892,394   $        12,653   $    (104,069)  $       8,091   $     3,391,693
  Net realized gains (losses)                    542,672           (89,209)        (48,584)       (362,090)       (1,491,494)
  Change in net unrealized appreciation
    (depreciation) of investments               (102,123)          192,025       2,023,046         609,701           465,416
                                         ---------------   ---------------   -------------   -------------   ---------------
    Increase (decrease) in net assets
      from operations                          1,332,943           115,469       1,870,393         255,702         2,365,615
                                         ---------------   ---------------   -------------   -------------   ---------------
From capital transactions:
  Net proceeds from units sold                    23,445                --          66,208          13,128            35,847
  Cost of units redeemed                      (1,420,040)          (36,098)       (804,348)       (256,939)       (2,752,607)
  Net transfers                                  768,959            59,688         138,209        (164,994)         (489,284)
  Contract maintenance charge                     (2,399)             (143)         (1,301)           (476)           (4,519)
                                         ---------------   ---------------   -------------   -------------   ---------------
    Increase (decrease) in net assets
      from capital transactions                 (630,035)           23,447        (601,232)       (409,281)       (3,210,563)
                                         ---------------   ---------------   -------------   -------------   ---------------
Increase (decrease) in net assets                702,908           138,916       1,269,161        (153,579)         (844,948)
Net assets at beginning of period             26,465,854         1,287,438      19,069,413       4,846,592        39,518,502
                                         ---------------   ---------------   -------------   -------------   ---------------
Net assets at end of period              $    27,168,762   $     1,426,354   $  20,338,574   $   4,693,013   $    38,673,554
                                         ===============   ===============   =============   =============   ===============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                       1,402                --          11,686           1,762             2,341
  Units redeemed                                 (83,261)           (4,270)       (148,287)        (31,886)         (179,838)
  Units transferred                               40,598             6,977          37,466         (19,859)          (34,441)
                                         ---------------   ---------------   -------------   -------------   ---------------
Increase (decrease) in units
  outstanding                                    (41,261)            2,707         (99,135)        (49,983)         (211,938)
Beginning units                                1,619,008           143,787       3,373,930         572,944         2,616,062
                                         ---------------   ---------------   -------------   -------------   ---------------
Ending units                                   1,577,747           146,494       3,274,795         522,961         2,404,124
                                         ===============   ===============   =============   =============   ===============

                                                                                                         MFS
                                          International        International                         Massachusetts       MFS
                                      Diversified Equities   Growth and Income    Marsico Focused   Investors Trust   Total Return
                                            Portfolio            Portfolio       Growth Portfolio     Portfolio         Portfolio
                                            (Class 3)            (Class 3)           (Class 3)        (Class 3)         (Class 3)
                                      --------------------   -----------------   ----------------   ---------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)        $            184,257   $       1,249,188   $         (9,791)  $        57,692   $   2,672,511
  Net realized gains (losses)                     (242,906)         (4,551,478)          (139,589)          (94,192)     (3,680,117)
  Change in net unrealized
    appreciation (depreciation)
    of investments                                 574,831           6,218,906            399,324         1,417,260       6,148,579
                                      --------------------   -----------------   ----------------   ---------------   -------------
    Increase (decrease) in net
      assets from operations                       516,182           2,916,616            249,944         1,380,760       5,140,973
                                      --------------------   -----------------   ----------------   ---------------   -------------
From capital transactions:
  Net proceeds from units sold                      28,575              49,897             13,564           155,441         325,248
  Cost of units redeemed                          (255,122)         (1,879,030)          (161,202)       (1,223,652)     (8,498,407)
  Net transfers                                    (58,830)           (667,755)            93,951         1,444,858      (3,077,283)
  Contract maintenance charge                         (601)             (3,416)              (337)           (1,847)        (14,942)
                                      --------------------   -----------------   ----------------   ---------------   -------------
    Increase (decrease) in net
      assets from capital
      transactions                                (285,978)         (2,500,304)           (54,024)          374,800     (11,265,384)
                                      --------------------   -----------------   ----------------   ---------------   -------------
Increase (decrease) in net assets                  230,204             416,312            195,920         1,755,560      (6,124,411)
Net assets at beginning of period                5,745,607          39,102,219          2,839,063        27,533,113     133,562,906
                                      --------------------   -----------------   ----------------   ---------------   -------------
Net assets at end of period           $          5,975,811   $      39,518,531   $      3,034,983   $    29,288,673   $ 127,438,495
                                      ====================   =================   ================   ===============   =============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                         3,178               4,860              1,481            14,847          20,907
  Units redeemed                                   (31,164)           (180,110)           (17,148)         (121,415)       (555,392)
  Units transferred                                 (7,539)            (30,213)            10,359           154,892        (205,691)
                                      --------------------   -----------------   ----------------   ---------------   -------------
Increase (decrease) in units
  outstanding                                      (35,525)           (205,463)            (5,308)           48,324        (740,176)
Beginning units                                    686,627           3,640,836            301,502         2,600,213       8,613,941
                                      --------------------   -----------------   ----------------   ---------------   -------------
Ending units                                       651,102           3,435,373            296,194         2,648,537       7,873,765
                                      ====================   =================   ================   ===============   =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE EIGHT MONTHS ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                      Mid-Cap Growth    Real Estate     Small & Mid Cap    Small Company    Technology
                                         Portfolio       Portfolio      Value Portfolio   Value Portfolio    Portfolio
                                         (Class 3)       (Class 3)         (Class 3)         (Class 3)       (Class 3)
                                      --------------   --------------   ---------------   ---------------   -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)        $      (16,068)  $     248,948    $      (170,659)  $       (33,761)  $    (3,759)
  Net realized gains (losses)                (48,816)       (356,206)          (453,232)         (566,872)       50,715
  Change in net unrealized
    appreciation (depreciation)
    of investments                           495,462       1,122,577          3,000,191         2,469,902        19,199
                                      --------------   --------------   ---------------   ---------------   -----------
    Increase (decrease) in net
      assets from operations                 430,578       1,015,319          2,376,300         1,869,269        66,155
                                      --------------   --------------   ---------------   ---------------   -----------
From capital transactions:
  Net proceeds from units sold                50,452          57,247            106,808            51,827            --
  Cost of units redeemed                    (100,475)     (1,042,825)        (2,117,022)       (1,520,943)      (14,229)
  Net transfers                              790,878         (35,880)        (1,360,209)       (1,116,483)       31,213
  Contract maintenance charge                   (313)         (1,806)            (3,479)           (2,760)          (61)
                                      --------------   --------------   ---------------   ---------------   -----------
    Increase (decrease) in net
      assets from capital
      transactions                           740,542      (1,023,264)        (3,373,902)       (2,588,359)       16,923
                                      --------------   --------------   ---------------   ---------------   -----------
Increase (decrease) in net assets          1,171,120          (7,945)          (997,602)         (719,090)       83,078
Net assets at beginning of period          2,504,081      24,538,873         49,530,176        29,592,411       691,777
                                      --------------   --------------   ---------------   ---------------   -----------
Net assets at end of period           $    3,675,201   $  24,530,928    $    48,532,574   $    28,873,321   $   774,855
                                      ==============   =============    ===============   ===============   ===========
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                   5,272           2,214             10,332             5,927            --
  Units redeemed                             (11,709)        (40,053)          (202,695)         (172,669)       (6,702)
  Units transferred                           90,673          (6,124)           (86,085)         (108,295)       10,887
                                      --------------   --------------   ---------------   ---------------   -----------
Increase (decrease) in units
  outstanding                                 84,236         (43,963)          (278,448)         (275,037)        4,185
Beginning units                              281,931         940,383          4,387,802         3,141,661       316,033
                                      --------------   --------------   ---------------   ---------------   -----------
Ending units                                 366,167         896,420          4,109,354         2,866,624       320,218
                                      ==============   =============    ===============   ===============   ===========

                                                                                                                   Invesco Van
                                                                              Invesco Van        Invesco Van       Kampen V.I.
                                    Telecom Utility   Total Return Bond   Kampen V.I. Capital    Kampen V.I.    Growth and Income
                                       Portfolio          Portfolio           Growth Fund       Comstock Fund         Fund
                                       (Class 3)          (Class 3)           (Series II)        (Series II)       (Series II)
                                    ---------------   -----------------   -------------------   -------------   -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)      $        15,818   $       1,512,200   $           (41,597)  $  (1,366,597)  $      (1,424,406)
  Net realized gains (losses)                (6,073)          1,304,417               191,491      (6,583,466)         (4,718,890)
  Change in net unrealized
    appreciation (depreciation)
    of investments                           74,675          (1,061,752)              497,384      25,213,616          14,708,044
                                    ---------------   -----------------   -------------------   -------------   -----------------
    Increase (decrease) in net
      assets from operations                 84,420           1,754,865               647,278      17,263,553           8,564,748
                                    ---------------   -----------------   -------------------   -------------   -----------------
From capital transactions:
  Net proceeds from units sold                   --             490,269                 6,362         535,799             550,581
  Cost of units redeemed                    (11,653)         (3,840,532)             (802,904)    (19,217,979)        (18,648,556)
  Net transfers                              53,216           8,058,608              (214,177)     (4,221,047)         (1,827,324)
  Contract maintenance charge                  (104)             (5,960)                 (267)        (16,731)            (17,767)
                                    ---------------   -----------------   -------------------   -------------   -----------------
    Increase (decrease) in net
      assets from capital
      transactions                           41,459           4,702,385            (1,010,986)    (22,919,958)        (19,943,066)
                                    ---------------   -----------------   -------------------   -------------   -----------------
Increase (decrease) in net assets           125,879           6,457,250              (363,708)     (5,656,405)        (11,378,318)
Net assets at beginning of period           723,892          76,162,443             7,944,554     257,294,911         274,405,440
                                    ---------------   -----------------   -------------------   -------------   -----------------
Net assets at end of period         $       849,771   $      82,619,693   $         7,580,846   $ 251,638,506   $     263,027,122
                                    ===============   =================   ===================   =============   =================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     --              26,325                   721          39,217              39,053
  Units redeemed                             (1,126)           (206,052)              (79,230)     (1,610,498)         (1,377,925)
  Units transferred                           4,786             427,609               (22,953)       (333,109)            (95,832)
                                    ---------------   -----------------   -------------------   -------------   -----------------
Increase (decrease) in units
  outstanding                                 3,660             247,882              (101,462)     (1,904,390)         (1,434,704)
Beginning units                              69,438           4,202,010               767,800      21,032,261          19,037,638
                                    ---------------   -----------------   -------------------   -------------   -----------------
Ending units                                 73,098           4,449,892               666,338      19,127,871          17,602,934
                                    ===============   =================   ===================   =============   =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE EIGHT MONTHS ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                    Growth and Income   Mid Cap Value   Asset Allocation   Global Growth
                                        Portfolio         Portfolio           Fund              Fund         Growth Fund
                                       (Class VC)         (Class VC)        (Class 2)        (Class 2)        (Class 2)
                                    -----------------   -------------   ----------------   -------------   ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)      $         (39,855)  $    (167,259)  $      4,588,937   $   2,754,866   $        332,256
  Net realized gains (losses)              (4,538,622)     (5,274,282)        (3,421,873)     (1,000,643)        (3,634,505)
  Change in net unrealized
    appreciation (depreciation)
    of investments                         11,417,005      15,114,897         21,446,828      26,637,712         26,045,396
                                    -----------------   -------------   ----------------   -------------   ----------------
    Increase (decrease) in net
      assets from operations                6,838,528       9,673,356         22,613,892      28,391,935         22,743,147
                                    -----------------   -------------   ----------------   -------------   ----------------
From capital transactions:
  Net proceeds from units sold                299,271         237,531            826,166         703,292            343,026
  Cost of units redeemed                  (12,674,819)     (8,099,792)       (24,210,544)    (21,884,688)       (17,807,957)
  Net transfers                            (3,991,969)     (3,214,379)        (5,954,383)     (5,350,847)        (7,123,383)
  Contract maintenance charge                  (7,789)         (3,991)           (24,217)        (22,088)           (14,235)
                                    -----------------   -------------   ----------------   -------------   ----------------
    Increase (decrease) in net
      assets from capital
      transactions                        (16,375,306)    (11,080,631)       (29,362,978)    (26,554,331)       (24,602,549)
                                    -----------------   -------------   ----------------   -------------   ----------------
Increase (decrease) in net assets          (9,536,778)     (1,407,275)        (6,749,086)      1,837,604         (1,859,402)
Net assets at beginning of period         163,475,589     100,348,573        350,977,590     320,908,146        253,434,644
                                    -----------------   -------------   ----------------   -------------   ----------------
Net assets at end of period         $     153,938,811   $  98,941,298   $    344,228,504   $ 322,745,750   $    251,575,242
                                    =================   =============   ================   =============   ================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                   23,399          15,709             48,556          29,976             16,836
  Units redeemed                           (1,118,404)       (635,955)        (1,567,164)       (993,453)          (953,677)
  Units transferred                          (340,666)       (254,053)          (389,188)       (242,136)          (379,394)
                                    -----------------   -------------   ----------------   -------------   ----------------
Increase (decrease) in units
  outstanding                              (1,435,671)       (874,299)        (1,907,796)     (1,205,613)        (1,316,235)
Beginning units                            13,672,902       7,674,773         22,456,212      14,487,215         13,360,013
                                    -----------------   -------------   ----------------   -------------   ----------------
Ending units                               12,237,231       6,800,474         20,548,416      13,281,602         12,043,778
                                    =================   =============   ================   =============   ================

                                                                        Franklin Templeton
                                                                           VIP Founding
                                      Growth-Income   Franklin Income    Funds Allocation     Real Return
                                          Fund        Securities Fund          Fund            Portfolio
                                        (Class 2)         (Class 2)          (Class 2)       (Class 3) (1)
                                      -------------   ---------------   ------------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)        $   3,752,611   $       749,885   $          377,897   $      13,906
  Net realized gains (losses)            (8,568,086)          (90,845)            (191,449)            869
  Change in net unrealized
    appreciation (depreciation)
    of investments                       25,433,597           117,447              949,819         (11,142)
                                      -------------   ---------------   ------------------   -------------
    Increase (decrease) in net
      assets from operations             20,618,122           776,487            1,136,267           3,633
                                      -------------   ---------------   ------------------   -------------
From capital transactions:
  Net proceeds from units sold              879,789            11,711               37,596          34,231
  Cost of units redeemed                (30,371,667)         (634,416)            (983,308)        (42,324)
  Net transfers                          (6,805,731)          988,365              333,366       2,001,007
  Contract maintenance charge               (28,643)           (1,274)              (2,405)            (49)
                                      -------------   ---------------   ------------------   -------------
    Increase (decrease) in net
      assets from capital
      transactions                      (36,326,252)          364,386             (614,751)      1,992,865
                                      -------------   ---------------   ------------------   -------------
Increase (decrease) in net assets       (15,708,130)        1,140,873              521,516       1,996,498
Net assets at beginning of period       453,154,537        12,413,390           24,582,687              --
                                      -------------   ---------------   ------------------   -------------
Net assets at end of period           $ 437,446,407   $    13,554,263   $       25,104,203   $   1,996,498
                                      =============   ===============   ==================   =============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                 51,345             1,194                4,074           2,944
  Units redeemed                         (1,924,041)          (63,335)            (111,653)         (3,665)
  Units transferred                        (426,832)           98,289               34,187         172,178
                                      -------------   ---------------   ------------------   -------------
Increase (decrease) in units
  outstanding                            (2,299,528)           36,148              (73,392)        171,457
Beginning units                          27,563,259         1,239,046            2,744,267              --
                                      -------------   ---------------   ------------------   -------------
Ending units                             25,263,731         1,275,194            2,670,875         171,457
                                      =============   ===============   ==================   =============

(1) For the period from May 3, 2010 (inception) to December 31, 2010.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010

                                                                              Government and
                                    Asset Allocation   Capital Appreciation    Quality Bond                       Asset Allocation
                                        Portfolio            Portfolio           Portfolio     Growth Portfolio       Portfolio
                                        (Class 1)            (Class 1)           (Class 1)         (Class 1)          (Class 3)
                                    ----------------   --------------------   --------------   ----------------   ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)      $        335,809   $           (778,487)  $    3,079,911   $         42,558   $        101,178
  Net realized gains (losses)               (508,087)            (3,372,986)         339,765         (4,683,477)          (361,258)
  Change in net unrealized
    appreciation (depreciation)
    of investments                         3,323,430             34,639,900          293,670         19,331,547          1,248,465
                                    ----------------   --------------------   --------------   ----------------   ----------------
    Increase (decrease) in net
      assets from operations               3,151,152             30,488,427        3,713,346         14,690,628            988,385
                                    ----------------   --------------------   --------------   ----------------   ----------------
From capital transactions:
  Net proceeds from units sold                16,326                 91,786           46,051             74,729              4,079
  Cost of units redeemed                  (1,625,460)           (10,781,825)     (14,710,307)        (5,738,591)          (421,950)
  Net transfers                              258,189             (2,132,927)      (2,937,170)        (1,817,739)           218,146
  Contract maintenance charge                     --                     --               --                 --             (1,044)
                                    ----------------   --------------------   --------------   ----------------   ----------------
    Increase (decrease) in net
      assets from capital
      transactions                        (1,350,945)           (12,822,966)     (17,601,426)        (7,481,601)          (200,769)
                                    ----------------   --------------------   --------------   ----------------   ----------------
Increase (decrease) in net assets          1,800,207             17,665,461      (13,888,080)         7,209,027            787,616
Net assets at beginning of period         11,543,112             72,003,272       85,971,493         38,205,960          3,494,991
                                    ----------------   --------------------   --------------   ----------------   ----------------
Net assets at end of period         $     13,343,319   $         89,668,733   $   72,083,413   $     45,414,987   $      4,282,607
                                    ================   ====================   ==============   ================   ================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                   1,030                  3,816            2,651              3,064                310
  Units redeemed                             (93,565)              (746,485)        (917,130)          (487,888)           (31,846)
  Units transferred                           22,851               (139,619)        (193,239)          (155,924)            18,633
                                    ----------------   --------------------   --------------   ----------------   ----------------
Increase (decrease) in units
  outstanding                                (69,684)              (882,288)      (1,107,718)          (640,748)           (12,903)
Beginning units                              773,252              6,103,781        5,468,822          4,008,018            311,652
                                    ----------------   --------------------   --------------   ----------------   ----------------
Ending units                                 703,568              5,221,493        4,361,104          3,367,270            298,749
                                    ================   ====================   ==============   ================   ================

                                                          Government and
                                   Capital Appreciation    Quality Bond                       Natural Resources   Aggressive Growth
                                        Portfolio           Portfolio      Growth Portfolio       Portfolio           Portfolio
                                        (Class 3)           (Class 3)          (Class 3)          (Class 3)           (Class 1)
                                   --------------------   --------------   ----------------   -----------------   -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)     $           (976,716)  $    3,267,112   $         (6,969)  $          10,738   $         (43,055)
  Net realized gains (losses)                (4,640,350)         204,781           (686,382)           (535,975)           (583,755)
  Change in net unrealized
    appreciation (depreciation)
    of investments                           46,673,741          623,481          2,230,001           3,290,647           2,276,291
                                   --------------------   --------------   ----------------   -----------------   -----------------
    Increase (decrease) in net
      assets from operations                 41,056,675        4,095,374          1,536,650           2,765,410           1,649,481
                                   --------------------   --------------   ----------------   -----------------   -----------------
From capital transactions:
  Net proceeds from units sold                  896,382          657,392             71,342              20,406             131,626
  Cost of units redeemed                     (7,318,276)      (6,147,189)          (387,815)           (789,438)           (470,915)
  Net transfers                              (2,686,202)      12,764,249           (336,314)             72,911              59,230
  Contract maintenance charge                   (22,366)         (13,590)              (833)             (1,749)                 --
                                   --------------------   --------------   ----------------   -----------------   -----------------
    Increase (decrease) in net
      assets from capital
      transactions                           (9,130,462)       7,260,862           (653,620)           (697,870)           (280,059)
                                   --------------------   --------------   ----------------   -----------------   -----------------
Increase (decrease) in net assets            31,926,213       11,356,236            883,030           2,067,540           1,369,422
Net assets at beginning of period            94,134,741       81,374,970          3,970,032           6,521,441           3,540,639
                                   --------------------   --------------   ----------------   -----------------   -----------------
Net assets at end of period        $        126,060,954   $   92,731,206   $      4,853,062   $       8,588,981   $       4,910,061
                                   ====================   ==============   ================   =================   =================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     66,466           42,738              6,720               1,961              16,751
  Units redeemed                               (548,811)        (400,268)           (35,990)            (76,369)            (57,974)
  Units transferred                            (174,113)         837,825            (31,888)              7,138              10,982
                                   --------------------   --------------   ----------------   -----------------   -----------------
Increase (decrease) in units
  outstanding                                  (656,458)         480,295            (61,158)            (67,270)            (30,241)
Beginning units                               8,928,669        5,442,670            472,674             864,571             483,218
                                   --------------------   --------------   ----------------   -----------------   -----------------
Ending units                                  8,272,211        5,922,965            411,516             797,301             452,977
                                   ====================   ==============   ================   =================   =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                   (continued)

                                    Alliance Growth                        Blue Chip Growth   Capital Growth   Cash Management
                                       Portfolio      Balanced Portfolio      Portfolio          Portfolio        Portfolio
                                       (Class 1)          (Class 1)           (Class 1)          (Class 1)        (Class 1)
                                    ---------------   ------------------   ----------------   --------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)      $      (153,112)  $          387,856   $         (6,022)  $      (13,892)  $       435,879
  Net realized gains (losses)            (1,419,313)            (908,253)            (5,093)         (20,835)         (791,461)
  Change in net unrealized
    appreciation (depreciation)
    of investments                        8,693,181            5,061,319            315,757          471,114            65,377
                                    ---------------   ------------------   ----------------   --------------   ---------------
    Increase (decrease) in net
      assets from operations              7,120,756            4,540,922            304,642          436,387          (290,205)
                                    ---------------   ------------------   ----------------   --------------   ---------------
From capital transactions:
  Net proceeds from units sold               61,161               15,236                318               29           727,099
  Cost of units redeemed                 (2,416,031)          (2,480,718)          (187,390)        (389,080)      (20,717,039)
  Net transfers                               2,039              238,438            105,578          391,691        (3,862,044)
  Contract maintenance charge                    --                   --                 --               --                --
                                    ---------------   ------------------   ----------------   --------------   ---------------
    Increase (decrease) in net
      assets from capital
      transactions                       (2,352,831)          (2,227,044)           (81,494)           2,640       (23,851,984)
                                    ---------------   ------------------   ----------------   --------------   ---------------
Increase (decrease) in net assets         4,767,925            2,313,878            223,148          439,027       (24,142,189)
Net assets at beginning of period        21,415,071           17,053,832            938,950        1,178,444        44,673,769
                                    ---------------   ------------------   ----------------   --------------   ---------------
Net assets at end of period         $    26,182,996   $       19,367,710   $      1,162,098   $    1,617,471   $    20,531,580
                                    ===============   ==================   ================   ==============   ===============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                  1,833                  973                 69                4            60,867
  Units redeemed                           (161,396)            (196,332)           (36,479)         (59,233)       (1,666,881)
  Units transferred                           6,563               20,978             21,595           65,317          (374,818)
                                    ---------------   ------------------   ----------------   --------------   ---------------
Increase (decrease) in units
  outstanding                              (153,000)            (174,381)           (14,815)           6,088        (1,980,832)
Beginning units                           1,429,844            1,505,570            211,535          211,903         3,643,431
                                    ---------------   ------------------   ----------------   --------------   ---------------
Ending units                              1,276,844            1,331,189            196,720          217,991         1,662,599
                                    ===============   ==================   ================   ==============   ===============

                                          Corporate Bond    Davis Venture     "Dogs" of Wall    Emerging Markets   Equity Index
                                             Portfolio     Value Portfolio   Street Portfolio      Portfolio         Portfolio
                                             (Class 1)        (Class 1)          (Class 1)         (Class 1)         (Class 1)
                                          --------------   ---------------   ----------------   ----------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)            $    4,175,449   $       420,225   $         96,305   $       (118,751)  $    132,820
  Net realized gains (losses)                  1,287,154        (1,626,830)          (258,948)        (6,088,020)      (370,390)
  Change in net unrealized
    appreciation (depreciation)
    of investments                            14,196,538        24,627,622          1,040,448         10,207,814      3,498,704
                                          --------------   ---------------   ----------------   ----------------   ------------
    Increase (decrease) in net
      assets from operations                  19,659,141        23,421,017            877,805          4,001,043      3,261,134
                                          --------------   ---------------   ----------------   ----------------   ------------
From capital transactions:
  Net proceeds from units sold                    68,135           119,554              4,398              4,214         22,129
  Cost of units redeemed                     (14,698,978)       (9,627,072)          (400,516)        (1,118,230)    (1,436,951)
  Net transfers                                1,594,431        (1,700,070)           219,257          1,256,555        (15,484)
  Contract maintenance charge                         --                --                 --                 --             --
                                          --------------   ---------------   ----------------   ----------------   ------------
    Increase (decrease) in net
      assets from capital
      transactions                           (13,036,412)      (11,207,588)          (176,861)           142,539     (1,430,306)
                                          --------------   ---------------   ----------------   ----------------   ------------
Increase (decrease) in net assets              6,622,729        12,213,429            700,944          4,143,582      1,830,828
Net assets at beginning of period             76,317,039        65,272,627          2,363,708          7,786,851      9,357,126
                                          --------------   ---------------   ----------------   ----------------   ------------
Net assets at end of period               $   82,939,768   $    77,486,056   $      3,064,652   $     11,930,433   $ 11,187,954
                                          ==============   ===============   ================   ================   ============
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                       3,363             4,887                381                202          2,781
  Units redeemed                                (822,604)         (706,332)           (35,508)           (55,774)      (177,121)
  Units transferred                               90,144          (131,582)            18,396             53,216         (2,209)
                                          --------------   ---------------   ----------------   ----------------   ------------
Increase (decrease) in units outstanding        (729,097)         (833,027)           (16,731)            (2,356)      (176,549)
Beginning units                                4,991,101         5,852,219            261,903            531,514      1,426,489
                                          --------------   ---------------   ----------------   ----------------   ------------
Ending units                                   4,262,004         5,019,192            245,172            529,158      1,249,940
                                          ==============   ===============   ================   ================   ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                   (continued)

                                            Equity                                                            Growth
                                         Opportunities    Fundamental       Global Bond   Global Equities  Opportunities
                                           Portfolio     Growth Portfolio   Portfolio        Portfolio       Portfolio
                                           (Class 1)        (Class 1)       (Class 1)        (Class 1)       (Class 1)
                                         -------------   ------------      ------------   ---------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $     32,211    $   (125,947)    $    420,549    $     87,902    $    (10,585)
 Net realized gains (losses)                (1,537,622)       (759,588)         782,698        (325,581)        (39,419)
 Change in net unrealized appreciation
  (depreciation) of investments              4,660,113       4,278,088          581,061       2,027,108         425,327
                                          ------------    ------------     ------------    ------------    ------------
  Increase (decrease) in net assets
   from operations                           3,154,702       3,392,553        1,784,308       1,789,429         375,323
                                          ------------    ------------     ------------    ------------    ------------
From capital transactions:
 Net proceeds from units sold                   24,635          27,948           15,231          15,102           5,924
 Cost of units redeemed                     (1,536,130)     (1,463,857)      (2,735,343)       (886,613)        (98,618)
 Net transfers                                (384,628)       (290,622)         844,963         412,319         538,935
 Contract maintenance charge                        --              --               --              --              --
                                          ------------    ------------     ------------    ------------    ------------
  Increase (decrease) in net assets
   from capital transactions                (1,896,123)     (1,726,531)      (1,875,149)       (459,192)        446,241
                                          ------------    ------------     ------------    ------------    ------------
Increase (decrease) in net assets            1,258,579       1,666,022          (90,841)      1,330,237         821,564
Net assets at beginning of period           10,300,983      10,568,571       16,526,291       4,927,724         793,208
                                          ------------    ------------     ------------    ------------    ------------
Net assets at end of period               $ 11,559,562    $ 12,234,593     $ 16,435,450    $  6,257,961    $  1,614,772
                                          ============    ============     ============    ============    ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      2,224           3,542              885           1,208           1,228
 Units redeemed                               (142,281)       (194,768)        (159,546)        (83,133)        (20,252)
 Units transferred                             (42,691)        (51,387)          47,108          49,263         113,142
                                          ------------    ------------     ------------    ------------    ------------
Increase (decrease) in units outstanding      (182,748)       (242,613)        (111,553)        (32,662)         94,118
Beginning units                              1,137,507       1,522,209        1,054,671         489,251         188,057
                                          ------------    ------------     ------------    ------------    ------------
Ending units                                   954,759       1,279,596          943,118         456,589         282,175
                                          ============    ============     ============    ============    ============
                                                                              International       International    MFS Massachusetts
                                         Growth-Income   High-Yield Bond  Diversified Equities  Growth and Income   Investors Trust
                                            Portfolio        Portfolio           Portfolio          Portfolio          Portfolio
                                            (Class 1)        (Class 1)           (Class 1)          (Class 1)          (Class 1)
                                         -------------   ---------------  --------------------  -----------------   ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)            $      50,479    $   1,159,587      $      17,026        $    (131,383)     $      13,643
 Net realized gains (losses)                (2,184,598)      (1,376,293)            (7,206)          (1,571,486)            17,114
 Change in net unrealized appreciation
  (depreciation) of investments              7,788,975        4,865,931          1,732,894            5,483,731          1,092,939
                                         -------------    -------------      -------------        -------------      -------------
  Increase (decrease) in net assets
   from operations                           5,654,856        4,649,225          1,742,714            3,780,862          1,123,696
                                         -------------    -------------      -------------        -------------      -------------
From capital transactions:
 Net proceeds from units sold                   41,072           18,914              7,635               27,618              1,475
 Cost of units redeemed                     (2,615,421)      (2,244,957)          (732,612)          (1,959,186)          (571,088)
 Net transfers                                (387,007)       1,194,272            950,262             (166,209)           982,402
 Contract maintenance charge                        --               --                 --                   --                 --
                                         -------------    -------------      -------------        -------------      -------------
  Increase (decrease) in net assets
   from capital transactions                (2,961,356)      (1,031,771)           225,285           (2,097,777)           412,789
                                         -------------    -------------      -------------        -------------      -------------
Increase (decrease) in net assets            2,693,500        3,617,454          1,967,999            1,683,085          1,536,485
Net assets at beginning of period           19,101,948       12,495,060          5,081,136           11,009,858          3,085,844
                                         -------------    -------------      -------------        -------------      -------------
Net assets at end of period              $  21,795,448    $  16,112,514      $   7,049,135        $  12,692,943      $   4,622,329
                                         =============    =============      =============        =============      =============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      3,013            1,062                640                2,311                147
 Units redeemed                               (215,882)        (159,348)           (79,118)            (177,910)           (59,503)
 Units transferred                             (35,760)          94,781            116,423              (13,343)           103,497
                                         -------------    -------------      -------------        -------------      -------------
Increase (decrease) in units outstanding      (248,629)         (63,505)            37,945             (188,942)            44,141
Beginning units                              1,588,482        1,071,185            697,860            1,283,469            388,579
                                         -------------    -------------      -------------        -------------      -------------
Ending units                                 1,339,853        1,007,680            735,805            1,094,527            432,720
                                         =============    =============      =============        =============      =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                   (continued)

                                         MFS Total Return  Mid-Cap Growth   Real Estate     Small Company    Technology
                                            Portfolio        Portfolio       Portfolio     Value Portfolio    Portfolio
                                            (Class 1)        (Class 1)       (Class 1)         (Class 1)      (Class 1)
                                         ----------------  --------------  -------------   ---------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $   3,148,044    $     (28,550)  $      53,989    $     (19,874)  $      (3,655)
 Net realized gains (losses)                 (3,899,792)        (189,287)     (1,979,822)          66,982         (81,190)
 Change in net unrealized appreciation
  (depreciation) of investments              24,280,525        1,302,263       4,246,097        1,532,118         230,628
                                          -------------    -------------   -------------    -------------   -------------
  Increase (decrease) in net assets
   from operations                           23,528,777        1,084,426       2,320,264        1,579,226         145,783
                                          -------------    -------------   -------------    -------------   -------------
From capital transactions:
 Net proceeds from units sold                   120,874            3,369           6,251            7,817              --
 Cost of units redeemed                     (15,796,536)        (458,636)       (922,543)        (366,166)        (74,455)
 Net transfers                                1,302,465          774,384        (175,909)         442,257         128,994
 Contract maintenance charge                         --               --              --               --              --
                                          -------------    -------------   -------------    -------------   -------------
  Increase (decrease) in net assets
   from capital transactions                (14,373,197)         319,117      (1,092,201)          83,908          54,539
                                          -------------    -------------   -------------    -------------   -------------
Increase (decrease) in net assets             9,155,580        1,403,543       1,228,063        1,663,134         200,322
Net assets at beginning of period           102,227,600        2,318,266       4,756,909        3,353,978         252,953
                                          -------------    -------------   -------------    -------------   -------------
Net assets at end of period               $ 111,383,180    $   3,721,809   $   5,984,972    $   5,017,112   $     453,275
                                          =============    =============   =============    =============   =============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       8,369              342             273              352              --
 Units redeemed                              (1,082,777)         (57,728)        (44,992)         (17,230)        (35,539)
 Units transferred                               92,002          111,229         (11,759)          16,818          79,542
                                          -------------    -------------   -------------    -------------   -------------
Increase (decrease) in units outstanding       (982,406)          53,843         (56,478)             (60)         44,003
Beginning units                               8,100,695          361,701         299,890          196,515         161,321
                                          -------------    -------------   -------------    -------------   -------------
Ending units                                  7,118,289          415,544         243,412          196,455         205,324
                                          =============    =============   =============    =============   =============

                                         Telecom Utility  Total Return Bond  Aggressive Growth  Alliance Growth    Balanced
                                            Portfolio         Portfolio          Portfolio         Portfolio       Portfolio
                                             (Class 1)         (Class 1)          (Class 3)        (Class 3)       (Class 3)
                                         ---------------  -----------------  -----------------  ---------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $      88,416     $     198,634      $      (3,211)    $     (63,866)  $      47,792
 Net realized gains (losses)                   (156,665)          371,242           (102,468)         (178,848)        (88,224)
 Change in net unrealized appreciation
  (depreciation) of investments                 680,993         1,180,694            251,655         3,639,586         611,647
                                          -------------     -------------      -------------     -------------   -------------
  Increase (decrease) in net assets
   from operations                              612,744         1,750,570            145,976         3,396,872         571,215
                                          -------------     -------------      -------------     -------------   -------------
From capital transactions:
 Net proceeds from units sold                     4,254             9,958             25,145             8,470              --
 Cost of units redeemed                        (385,831)       (3,499,277)           (55,925)       (1,040,377)       (260,091)
 Net transfers                                   29,830         6,811,927             98,185          (472,641)        765,770
 Contract maintenance charge                         --                --               (133)           (2,504)           (410)
                                          -------------     -------------      -------------     -------------   -------------
  Increase (decrease) in net assets
   from capital transactions                   (351,747)        3,322,608             67,272        (1,507,052)        505,269
                                          -------------     -------------      -------------     -------------   -------------
Increase (decrease) in net assets               260,997         5,073,178            213,248         1,889,820       1,076,484
Net assets at beginning of period             1,862,882        15,551,746            325,076        10,283,061       1,991,393
                                          -------------     -------------      -------------     -------------   -------------
Net assets at end of period               $   2,123,879     $  20,624,924      $     538,324     $  12,172,881   $   3,067,877
                                          =============     =============      =============     =============   =============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                         313               554              4,320             1,156              --
 Units redeemed                                 (33,514)         (193,482)            (8,883)         (144,676)        (30,414)
 Units transferred                                4,309           383,208             11,707           (66,580)         83,977
                                          -------------     -------------      -------------     -------------   -------------
Increase (decrease) in units outstanding        (28,892)          190,280              7,144          (210,100)         53,563
Beginning units                                 185,202           902,304             62,443         1,773,630         266,206
                                          -------------     -------------      -------------     -------------   -------------
Ending units                                    156,310         1,092,584             69,587         1,563,530         319,769
                                          =============     =============      =============     =============   =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                   (continued)

                                          Blue Chip Growth  Capital Growth  Cash Management  Corporate Bond   Davis Venture
                                              Portfolio        Portfolio       Portfolio        Portfolio    Value Portfolio
                                              (Class 3)        (Class 3)       (Class 3)        (Class 3)       (Class 3)
                                          ----------------  --------------  ---------------  --------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $     (10,123)   $     (29,852)   $     255,113   $   8,849,827    $     298,650
 Net realized gains (losses)                     (77,256)        (188,170)        (518,755)      1,088,886       (3,062,774)
 Change in net unrealized appreciation
  (depreciation) of investments                  418,265        1,173,858           73,405      31,996,629       30,834,499
                                           -------------    -------------    -------------   -------------    -------------
  Increase (decrease) in net assets
   from operations                               330,886          955,836         (190,237)     41,935,342       28,070,375
                                           -------------    -------------    -------------   -------------    -------------
From capital transactions:
 Net proceeds from units sold                     28,191            5,353          691,135         919,607          538,782
 Cost of units redeemed                         (448,759)        (184,032)     (10,466,417)    (12,723,729)      (5,546,318)
 Net transfers                                   499,149          (49,322)      (1,489,043)      8,792,813         (726,240)
 Contract maintenance charge                        (233)            (558)          (3,855)        (31,455)         (17,348)
                                           -------------    -------------    -------------   -------------    -------------
  Increase (decrease) in net assets
   from capital transactions                      78,348         (228,559)     (11,268,180)     (3,042,764)      (5,751,124)
                                           -------------    -------------    -------------   -------------    -------------
Increase (decrease) in net assets                409,234          727,277      (11,458,417)     38,892,578       22,319,251
Net assets at beginning of period                881,600        2,993,747       22,315,806     154,733,770       76,156,795
                                           -------------    -------------    -------------   -------------    -------------
Net assets at end of period                $   1,290,834    $   3,721,024    $  10,857,389   $ 193,626,348    $  98,476,046
                                           =============    =============    =============   =============    =============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        5,096              797           58,517          52,981           43,534
 Units redeemed                                  (80,964)         (26,758)        (887,771)       (718,579)        (445,997)
 Units transferred                                96,389          (10,139)        (125,780)        525,527          (48,169)
                                           -------------    -------------    -------------   -------------    -------------
Increase (decrease) in units outstanding          20,521          (36,100)        (955,034)       (140,071)        (450,632)
Beginning units                                  199,873          542,220        1,880,894      10,287,566        7,608,802
                                           -------------    -------------    -------------   -------------    -------------
Ending units                                     220,394          506,120          925,860      10,147,495        7,158,170
                                           =============    =============    =============   =============    =============

                                                                                Equity
                                          "Dogs" of Wall   Emerging Markets  Opportunities   Foreign Value     Fundamental
                                         Street Portfolio      Portfolio       Portfolio       Portfolio     Growth Portfolio
                                            (Class 3)          (Class 3)       (Class 3)       (Class 3)        (Class 3)
                                         ----------------  ----------------  -------------   -------------   ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $      23,096    $     (83,621)    $         187   $     869,534    $     (27,223)
 Net realized gains (losses)                    (78,829)      (3,387,585)         (154,984)       (574,263)         (96,032)
 Change in net unrealized appreciation
  (depreciation) of investments                 277,045        7,215,919           389,629      12,862,734        1,033,049
                                          -------------    -------------     -------------   -------------    -------------
  Increase (decrease) in net assets
   from operations                              221,312        3,744,713           234,832      13,158,005          909,794
                                          -------------    -------------     -------------   -------------    -------------
From capital transactions:
 Net proceeds from units sold                        --          176,203            64,707         468,064           11,975
 Cost of units redeemed                         (46,965)        (583,245)         (142,507)     (2,819,685)        (173,073)
 Net transfers                                   (3,920)         189,443           170,144       5,223,880           29,441
 Contract maintenance charge                       (239)          (1,390)             (131)         (8,891)            (373)
                                          -------------    -------------     -------------   -------------    -------------
  Increase (decrease) in net assets
   from capital transactions                    (51,124)        (218,989)           92,213       2,863,368         (132,030)
                                          -------------    -------------     -------------   -------------    -------------
Increase (decrease) in net assets               170,188        3,525,724           327,045      16,021,373          777,764
Net assets at beginning of period               596,737        7,445,005           727,097      44,685,557        2,632,658
                                          -------------    -------------     -------------   -------------    -------------
Net assets at end of period               $     766,925    $  10,970,729     $   1,054,142   $  60,706,930    $   3,410,422
                                          =============    =============     =============   =============    =============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                          --            7,217             6,044          50,871            2,215
 Units redeemed                                  (3,660)         (25,437)          (13,895)       (313,848)         (29,044)
 Units transferred                                  (70)           2,959            15,941         584,134            9,017
                                          -------------    -------------     -------------   -------------    -------------
Increase (decrease) in units outstanding         (3,730)         (15,261)            8,090         321,157          (17,812)
Beginning units                                  58,953          445,284            86,148       6,208,269          549,106
                                          -------------    -------------     -------------   -------------    -------------
Ending units                                     55,223          430,023            94,238       6,529,426          531,294
                                          =============    =============     =============   =============    =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                   (continued)

                                                                             Growth
                                          Global Bond    Global Equities  Opportunities  Growth-Income  High-Yield Bond
                                           Portfolio        Portfolio       Portfolio      Portfolio       Portfolio
                                           (Class 3)        (Class 3)       (Class 3)       (Class 3)      (Class 3)
                                         -------------   ---------------  -------------  -------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)            $     582,369    $      16,952   $   (135,239)  $      8,615    $  2,694,624
 Net realized gains (losses)                   765,548          (70,813)      (165,809)      (506,076)     (1,746,657)
 Change in net unrealized appreciation
  (depreciation) of investments              1,009,777          383,483      5,181,079      1,689,521      10,249,444
                                         -------------    -------------   ------------   ------------    ------------
  Increase (decrease) in net assets
   from operations                           2,357,694          329,622      4,880,031      1,192,060      11,197,411
                                         -------------    -------------   ------------   ------------    ------------
From capital transactions:
 Net proceeds from units sold                  139,791           41,742        194,716          3,386         152,982
 Cost of units redeemed                     (1,868,750)         (63,142)      (669,986)      (367,592)     (2,865,094)
 Net transfers                               4,705,409          133,382      3,057,431         34,834         223,182
 Contract maintenance charge                    (4,094)            (210)        (1,720)          (899)         (6,911)
                                         -------------    -------------   ------------   ------------    ------------
  Increase (decrease) in net assets
   from capital transactions                 2,972,356          111,772      2,580,441       (330,271)     (2,495,841)
                                         -------------    -------------   ------------   ------------    ------------
Increase (decrease) in net assets            5,330,050          441,394      7,460,472        861,789       8,701,570
Net assets at beginning of period           21,135,804          846,044     11,608,941      3,984,803      30,816,932
                                         -------------    -------------   ------------   ------------    ------------
Net assets at end of period              $  26,465,854    $   1,287,438   $ 19,069,413   $  4,846,592    $ 39,518,502
                                         =============    =============   ============   ============    ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      8,763            5,204         40,198            430          11,640
 Units redeemed                               (114,824)          (7,953)      (139,471)       (46,032)       (211,843)
 Units transferred                             290,563           16,613        695,374          1,150          26,384
                                         -------------    -------------   ------------   ------------    ------------
Increase (decrease) in units outstanding       184,502           13,864        596,101        (44,452)       (173,819)
Beginning units                              1,434,506          129,923      2,777,829        617,396       2,789,881
                                         -------------    -------------   ------------   ------------    ------------
Ending units                                 1,619,008          143,787      3,373,930        572,944       2,616,062
                                         =============    =============   ============   ============    ============

                                            International       International                    MFS Massachusetts
                                         Diversified Equities Growth and Income Marsico Focused   Investors Trust  MFS Total Return
                                              Portfolio           Portfolio     Growth Portfolio    Portfolio          Portfolio
                                              (Class 3)           (Class 3)         (Class 3)        (Class 3)          (Class 3)
                                         -------------------- ----------------- ---------------- ----------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                $       7,560     $    (321,733)    $     (10,582)    $      42,922     $   3,299,361
 Net realized gains (losses)                      (346,304)       (5,850,103)         (366,639)         (158,237)       (3,849,071)
 Change in net unrealized appreciation
  (depreciation) of investments                  1,853,389        16,628,705         1,138,617         6,793,092        27,209,598
                                             -------------     -------------     -------------     -------------     -------------
  Increase (decrease) in net assets
   from operations                               1,514,645        10,456,869           761,396         6,677,777        26,659,888
                                             -------------     -------------     -------------     -------------     -------------
From capital transactions:
 Net proceeds from units sold                      150,865           328,909            46,646           313,623           527,792
 Cost of units redeemed                           (498,313)       (2,001,037)         (280,936)       (1,061,737)       (9,452,221)
 Net transfers                                     (41,583)           24,057           134,202         4,233,199         1,478,146
 Contract maintenance charge                        (1,057)           (5,548)             (582)           (2,578)          (24,542)
                                             -------------     -------------     -------------     -------------     -------------
  Increase (decrease) in net assets
   from capital transactions                      (390,088)       (1,653,619)         (100,670)        3,482,507        (7,470,825)
                                             -------------     -------------     -------------     -------------     -------------
Increase (decrease) in net assets                1,124,557         8,803,250           660,726        10,160,284        19,189,063
Net assets at beginning of period                4,621,050        30,298,969         2,178,337        17,372,829       114,373,843
                                             -------------     -------------     -------------     -------------     -------------
Net assets at end of period                  $   5,745,607     $  39,102,219     $   2,839,063     $  27,533,113     $ 133,562,906
                                             =============     =============     =============     =============     =============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                         18,774            31,895             5,376            32,971            36,614
 Units redeemed                                    (62,208)         (194,943)          (34,056)         (110,837)         (652,642)
 Units transferred                                  (9,546)             (819)           15,426           476,767           104,625
                                             -------------     -------------     -------------     -------------     -------------
Increase (decrease) in units outstanding           (52,980)         (163,867)          (13,254)          398,901          (511,403)
Beginning units                                    739,607         3,804,703           314,756         2,201,312         9,125,344
                                             -------------     -------------     -------------     -------------     -------------
Ending units                                       686,627         3,640,836           301,502         2,600,213         8,613,941
                                             =============     =============     =============     =============     =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                   (continued)

                                             Mid-Cap Growth    Real Estate    Small & Mid Cap    Small Company      Technology
                                               Portfolio        Portfolio     Value Portfolio   Value Portfolio     Portfolio
                                               (Class 3)        (Class 3)        (Class 3)         (Class 3)        (Class 3)
                                             --------------  --------------   ---------------   ---------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
      Net investment income (loss)           $      (17,282) $      165,522   $      (143,783)  $       (89,801)  $       (5,131)

      Net realized gains (losses)                   (42,821)     (6,510,760)       (1,540,489)       (1,259,176)         (70,717)
      Change in net unrealized appreciation
          (depreciation) of investments             724,910      16,039,412        21,951,735        11,644,810          283,555
                                             --------------  --------------   ---------------   ---------------  ---------------
          Increase (decrease) in net assets
            from operations                         664,807       9,694,174        20,267,463        10,295,833          207,707
                                             --------------  --------------   ---------------   ---------------  ---------------

From capital transactions:
      Net proceeds from units sold                   12,708         212,150           347,093           158,272            3,077
      Cost of units redeemed                        (77,265)     (1,133,601)       (2,289,750)       (1,463,090)         (73,452)
      Net transfers                                 486,692      (3,012,451)       (3,715,329)         (562,496)         106,703
      Contract maintenance charge                      (415)         (2,864)           (5,695)           (4,212)            (111)
                                             --------------  --------------   ---------------   ---------------  ---------------
          Increase (decrease) in net assets
           from capital transactions                421,720      (3,936,766)       (5,663,681)       (1,871,526)          36,217
                                             --------------  --------------   ---------------   ---------------   --------------

Increase (decrease) in net assets                 1,086,527       5,757,408        14,603,782         8,424,307          243,924
Net assets at beginning of period                 1,417,554      18,781,465        34,926,394        21,168,104          447,853
                                             --------------  --------------   ---------------   ---------------  ---------------
Net assets at end of period                  $    2,504,081  $   24,538,873   $    49,530,176   $    29,592,411   $      691,777
                                             ==============  ==============   ===============   ===============  ===============

ANALYSIS OF INCREASE (DECREASE)
      IN UNITS OUTSTANDING:
      Units sold                                      1,475           9,888            38,172            20,224            1,586
      Units redeemed                                 (9,858)        (52,782)         (249,260)         (186,540)         (35,014)
      Units transferred                              67,693        (136,922)         (338,645)          (59,720)          61,878
                                             --------------  --------------   ---------------   ---------------  ---------------
Increase (decrease) in units outstanding             59,310        (179,816)         (549,733)         (226,036)          28,450
Beginning units                                     222,621       1,120,199         4,937,535         3,367,697          287,583
                                             --------------  --------------   ---------------   ---------------  ---------------
Ending units                                        281,931         940,383         4,387,802         3,141,661          316,033
                                             ==============  ==============   ===============   ===============  ===============

                                                                                   Invesco Van                   Invesco Van
                                                                                   Kampen V.I.   Invesco Van     Kampen V.I.
                                             Telecom Utility  Total Return Bond     Capital       Kampen V.I.    Growth and Income
                                                Portfolio         Portfolio       Growth Fund    Comstock Fund         Fund
                                                (Class 3)         (Class 3)       (Series II)     (Series II)       (Series II)
                                             ---------------  -----------------  -------------  ---------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
      Net investment income (loss)           $        32,495  $         629,984  $     (62,986) $     1,877,947  $       1,122,031

      Net realized gains (losses)                    (58,672)           296,860        (63,466)     (11,675,921)        (6,205,882)
      Change in net unrealized appreciation
          (depreciation) of investments              248,152          4,928,413      2,748,637       90,553,651         89,618,212
                                             ---------------  -----------------  -------------  ---------------  -----------------
          Increase (decrease) in net assets
           from operations                           221,975          5,855,257      2,622,185       80,755,677         84,534,361
                                             ----------------------------------  -------------  ---------------  -----------------

From capital transactions:
      Net proceeds from units sold                         -            724,231         14,198        1,023,455          1,067,111
      Cost of units redeemed                        (100,141)        (3,312,096)      (929,319)     (24,647,866)       (23,813,797)
      Net transfers                                  (45,384)        23,468,034        749,527       (6,576,338)         1,092,389
      Contract maintenance charge                       (215)            (8,073)          (458)         (26,373)           (27,947)
                                             ---------------  -----------------  -------------  ---------------  -----------------
          Increase (decrease) in net assets
           from capital transactions                (145,740)        20,872,096       (166,052)     (30,227,122)       (21,682,244)
                                             ---------------  -----------------  -------------  ---------------  -----------------

Increase (decrease) in net assets                     76,235         26,727,353      2,456,133       50,528,555         62,852,117
Net assets at beginning of period                    647,657         49,435,090      5,488,421      206,766,356        211,553,323
                                             ---------------  -----------------  -------------  ---------------  -----------------
Net assets at end of period                  $       723,892  $      76,162,443  $   7,944,554  $   257,294,911  $     274,405,440
                                             ===============  =================  =============  ===============  =================

ANALYSIS OF INCREASE (DECREASE)
      IN UNITS OUTSTANDING:
      Units sold                                           -             41,137          1,652           92,087             82,400
      Units redeemed                                 (10,062)          (188,832)      (104,044)      (2,253,800)        (1,845,809)
      Units transferred                               (4,148)         1,351,750         97,936         (564,563)           163,927
                                             ---------------  -----------------  -------------  ---------------  -----------------
Increase (decrease) in units outstanding             (14,210)         1,204,055         (4,456)      (2,726,276)        (1,599,482)
Beginning units                                       83,648          2,997,955        772,256       23,758,537         20,637,120
                                             ---------------  -----------------  -------------  ---------------  -----------------
Ending units                                          69,438          4,202,010        767,800       21,032,261         19,037,638
                                             ===============  =================  =============  ===============  =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                   (continued)

                                           Growth and Income  Mid Cap Value  Asset Allocation   Global Growth
                                               Portfolio        Portfolio           Fund              Fund          Growth Fund
                                              (Class VC)        (Class VC)        (Class 2)        (Class 2)         (Class 2)
                                           ------------------ -------------  ----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $          78,302  $    (376,148) $      4,567,152  $      1,337,382  $        (637,030)

 Net realized gains (losses)                      (6,645,964)    (8,781,301)       (6,502,957)       (2,612,013)        (6,633,865)
 Change in net unrealized appreciation
  (depreciation) of investments                   55,618,687     42,132,553        79,322,724        95,988,421         83,059,502
                                           -----------------  -------------  ----------------  ----------------  -----------------
  Increase (decrease) in net assets from
   operations                                     49,051,025     32,975,104        77,386,919        94,713,790         75,788,607
                                           -----------------  -------------  ----------------  ----------------  -----------------

From capital transactions:
 Net proceeds from units sold                        655,647        251,584         2,324,130         1,506,794          1,165,983
 Cost of units redeemed                          (13,947,276)    (9,605,373)      (34,367,044)      (28,609,224)       (22,732,286)
 Net transfers                                    (3,361,650)    (3,292,676)       (1,176,643)         (675,847)        (2,378,848)
 Contract maintenance charge                         (12,322)        (6,422)          (37,937)          (35,544)           (21,560)
                                           -----------------  -------------  ----------------  ----------------  -----------------
  Increase (decrease) in net assets
   from capital transactions                     (16,665,601)   (12,652,887)      (33,257,494)      (27,813,821)       (23,966,711)
                                           -----------------  -------------  ----------------  ----------------  -----------------

Increase (decrease) in net assets                 32,385,424     20,322,217        44,129,425        66,899,969         51,821,896
Net assets at beginning of period                131,090,165     80,026,356       306,848,165       254,008,177        201,612,748
                                           -----------------  -------------  ----------------  ----------------  -----------------
Net assets at end of period                $     163,475,589  $ 100,348,573  $    350,977,590  $    320,908,146  $     253,434,644
                                           =================  =============  ================  ================  =================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                           61,732         18,746           160,133            69,268             64,345
 Units redeemed                                   (1,322,734)      (860,189)       (2,387,543)       (1,384,763)        (1,341,503)
 Units transferred                                  (307,609)      (295,253)          (52,339)          (23,855)          (106,764)
                                           -----------------  -------------  ----------------  ----------------  -----------------
Increase (decrease) in units outstanding          (1,568,611)    (1,136,696)       (2,279,749)       (1,339,350)        (1,383,922)
Beginning units                                   15,241,513      8,811,469        24,735,961        15,826,565         14,743,935
                                           -----------------  -------------  ----------------  ----------------  -----------------
Ending units                                      13,672,902      7,674,773        22,456,212        14,487,215         13,360,013
                                           =================  =============  ================  ================  =================

                                                                                     Franklin
                                                                                    Templeton
                                                                                   VIP Founding
                                             Growth-Income    Franklin Income   Funds Allocation
                                                 Fund         Securities Fund         Fund
                                              (Class 2)         (Class 2)          (Class 2)
                                           -----------------  ---------------  ------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $       2,620,733  $       646,183  $          343,707

 Net realized gains (losses)                     (11,069,529)        (234,527)           (548,976)
 Change in net unrealized appreciation
  (depreciation) of investments                  130,939,236        2,761,036           6,539,886
                                           -----------------  ---------------  ------------------
  Increase (decrease) in net assets from
   operations                                    122,490,440        3,172,692           6,334,617
                                           -----------------  ---------------  ------------------

From capital transactions:
 Net proceeds from units sold                      2,699,971           67,979              58,400
 Cost of units redeemed                          (41,288,354)        (495,743)         (1,113,509)
 Net transfers                                       490,087        1,735,306           1,239,711
 Contract maintenance charge                         (44,108)          (1,682)             (3,814)
                                           -----------------  ---------------  ------------------
  Increase (decrease) in net assets
   from capital transactions                     (38,142,404)       1,305,860             180,788
                                           -----------------  ---------------  ------------------

Increase (decrease) in net assets                 84,348,036        4,478,552           6,515,405
Net assets at beginning of period                368,806,501        7,934,838          18,067,282
                                           -----------------  ---------------  ------------------
Net assets at end of period                $     453,154,537  $    12,413,390  $       24,582,687
                                           =================  ===============  ==================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                          164,928            7,452               7,270
 Units redeemed                                   (2,757,463)         (54,865)           (137,135)
 Units transferred                                    74,081          204,102             157,543
                                           -----------------  ---------------  ------------------
Increase (decrease) in units outstanding          (2,518,454)         156,689              27,678
Beginning units                                   30,081,713        1,082,357           2,716,589
                                           -----------------  ---------------  ------------------
Ending units                                      27,563,259        1,239,046           2,744,267
                                           =================  ===============  ==================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.    ORGANIZATION

      Variable Annuity Account Seven of SunAmerica Annuity and Life Assurance Company (the "Separate Account") is an investment account of SunAmerica Annuity and Life Assurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of SAFG Retirement Services, Inc. (formerly known as AIG Retirement Services, Inc.), the retirement services and asset management organization within American International Group, Inc. ("American International Group"). American International Group is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings, and asset management. AIG Retirement Services, Inc. changed its name to SAFG Retirement Services, Inc. on June 10, 2010. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

      The Separate Account offers the following variable annuity products:
      Polaris Plus, Polaris II Asset Manager, Polaris II A-Class, Polaris II A-Class Platinum Series, and Polaris Platinum O-Series.

      The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms, and financial institutions. The distributor of these contracts is SunAmerica Capital Services, Inc., an affiliate of the Company. No underwriting fees are paid in connection with the distribution of the contracts.

      The Separate Account is composed of a total of 79 variable portfolios of different classes (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the nine currently available Class 1 and Class 3 investment portfolios of the Anchor Series Trust (the "Anchor Trust"), (2) the fifty-eight currently available Class 1 and Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the three currently available Series II investment portfolios of the Invesco Variable Insurance Funds (the "Invesco Funds"), (4) the two currently available Class VC investment portfolios of the Lord Abbett Series Fund, Inc. (the "Lord Abbett Fund"),
      (5) the four currently available Class 2 investment portfolios of the American Fund Insurance Series (the "American Series"), (6) the two currently available Class 2 investment portfolios of the Franklin Templeton Variable Insurance Products Trust (the "Franklin Trust"), or (7) the one currently available Class 3 investment portfolio of the Seasons Series Trust (the "Seasons Trust"). The primary difference between the classes of the Variable Accounts is that the Class 2 shares in the American Series, the Series II shares in the Invesco Funds, the Class 2 shares in the Franklin Trust and the Class 3 shares in the Anchor Trust, the SunAmerica Trust, and the Seasons Trust are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 shares are not subject to 12b-1 fees. The Class VC Shares of the Lord Abbett Fund are not subject to 12b-1 fees. The Anchor Trust, the SunAmerica Trust, the Invesco Funds, the Lord Abbett Fund are not subject to 12b-1 fees. The Anchor Trust, the

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.    ORGANIZATION (continued)

      SunAmerica Trust, the Invesco Funds, the Lord Abbett Fund, the Franklin Trust, the American Series, and the Seasons Trust (collectively referred to as the "Trusts") are diversified, open-ended investment companies, which retain investment advisers to assist in their investment activities. The Anchor Trust, the SunAmerica Trust, and the Seasons Trust are affiliated investment companies. The contract holder may elect to have payments allocated to the guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. The financial statements include balances allocated by the participants to the Variable Accounts and do not include balances allocated to the General Account.

      On June 1, 2010, the portfolios of the Van Kampen Life Investment Trust (the "Van Kampen Trust") were reorganized into the Invesco Funds. On that date, the Variable Accounts that invested in portfolios of the Van Kampen Trust exchanged their shares in the portfolios of the Van Kampen Trust for shares with an equal value in similar portfolios of the Invesco Funds. The predecessor and current portfolios before and after the changes are listed below.

Predecessor Van Kampen Trust Portfolio   Current Invesco Funds Portfolio
--------------------------------------   --------------------------------------
Capital Growth Portfolio                 Invesco Van Kampen V.I. Capital Growth
                                           Fund

Comstock Portfolio                       Invesco Van Kampen V.I. Comstock Fund
Growth and Income Portfolio              Invesco Van Kampen V.I. Growth and
                                           Income Fund

      Effective December 31, 2010, Variable Annuity Account Seven changed its year-end from April 30 to December 31. Reflecting this change are the Variable Annuity Account Seven audited Statements of Changes in Net Assets for the eight months ended December 31, 2010 and for the fiscal year ended April 30, 2010.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gains and losses on the sale of investments in the Trusts are recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

      FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      operations of the Company and are not taxed separately. Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

      USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

      RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products.

      The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. Transfers are recorded as cost of units redeemed or as net proceeds from units sold in the accompanying Statements of Changes in Net Assets.

      Annuity benefit payments are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

3.    FAIR VALUE MEASUREMENTS

      Assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

      Level 1 -- Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities.

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

3.    FAIR VALUE MEASUREMENTS (continued)

      Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets, and most mutual funds.

      Level 2 -- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal, and provincial obligations, hybrid securities, and derivative contracts.

      Level 3 -- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

      The Separate Account assets measured at fair value as of December 31, 2011 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 as of December 31, 2011 and for the year then ended. The Separate Account had no liabilities as of December 31, 2011. See the Schedules of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2011, and respective hierarchy levels.

4.    CHARGES AND DEDUCTIONS

      Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

      WITHDRAWAL CHARGE: The Polaris Plus, Polaris Platinum O-Series, and Polaris II A-Class Platinum Series contracts provide that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the specific contracts, with a maximum charge of 6% for the Polaris Plus and Polaris Platinum O-Series products and 0.50% for the Polaris II A-Class Platinum Series product,

                     VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.    CHARGES AND DEDUCTIONS (continued)

      of any amount withdrawn that exceed the free withdrawal amount and are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. There are no withdrawal charges under the Polaris II Asset Manager and Polaris II A-Class contracts.

      CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge ranging from $35 to $50 is charged against certain contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge is assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the Statements of Changes in Net Assets. There are no contract maintenance charges under the Polaris Plus, Polaris II Asset Manager, and Polaris II A-Class contracts.

      SEPARATE ACCOUNT ANNUAL CHARGE: The Company deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate Account annual charges are recorded as a charge in the Statements of Operations. The total annual rates of the net asset value of each portfolio, depending on any death benefits elected for each product, is as follows: Polaris Plus, 0.85% or 1.25%, Polaris II Asset Manager, Polaris II A-Class, and Polaris II A-Class Platinum Series, 0.85% or 1.10%, and Polaris Platinum O-Series, 0.95% or 1.20%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense is deducted at an annual rate of 0.15% of the net asset value of each portfolio and is included in the respective separate account annual charge rate. It is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

      TRANSFER FEE: A transfer fee of $25 ($10 in Pennsylvania and Texas), depending on the contract provisions, may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. There are no transfer fees under the Polaris Plus contracts.

      INCOME PROTECTOR FEE: The optional Income Protector Program, offered in Polaris Plus, provides a guaranteed fixed minimum retirement income upon annuitization. The fee is either 0.15% or 0.30% of the income benefit base (as defined in the prospectus), deducted annually from the contract value, and is recorded as cost of units redeemed in the

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.    CHARGES AND DEDUCTIONS (continued)

      accompanying Statements of Changes in Net Assets. The income benefit base is calculated using the contract value on the effective date of the enrollment in the program and then each subsequent contract anniversary, adjusted for the applicable growth rates, purchase payments, proportional withdrawals, fees, and charges.

      MARKETLOCK, MARKETLOCK FOR LIFE PLUS, MARKETLOCK INCOME PLUS, AND MARKETLOCK FOR LIFE FEE: The optional MarketLock, MarketLock for Life Plus, MarketLock Income Plus, and MarketLock for Life features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in Polaris II A-Class Platinum Series. The annual fee for MarketLock ranges from 0.50% to 0.65% of the maximum anniversary value benefit base (as defined in the prospectus), deducted quarterly from the contract value and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The maximum anniversary value benefit base is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals.

      The MarketLock for Life Plus and MarketLock Income Plus features are offered in Polaris II A-Class Platinum Series. The annual fee ranges from 0.70% to 0.75% for one covered person and from 0.95% to 1.00% for two covered persons for MarketLock for Life Plus and ranges from 0.85% to 0.95% for one covered person and 1.10% to 1.35% for two covered persons for MarketLock Income Plus, of the income base, deducted quarterly from the contract value and recorded as cost of units redeemed in the Statements of Changes in Net Assets. The income base for MarketLock for Life Plus and MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plush a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

      The MarketLock for Life feature is offered in Polaris II A-Class Platinum Series. The annual fee is 0.70% for one covered person and 0.95% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The maximum anniversary value benefit base for MarketLock for Life is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contact years 2-5, capped at 100% of purchase payments in year 2-5 over the first year purchase payments.

      SUNAMERICA INCOME PLUS FEE: The optional SunAmerica Income Plus feature provides a guaranteed withdrawal steam by locking in market gains during an applicable evaluation period. The SunAmerica Income Plus feature is offered in Polaris Platinum O-Series. The annual fee ranges from 0.60% to 2.20% for one covered person and 0.60%

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.    CHARGES AND DEDUCTIONS (continued)

      to 2.70% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The fee may change after the first year based on an index of market volatility. The maximum anniversary value benefit base is calculated as the greater of eligible purchase payments received during the first five years, adjusted for withdrawals plus a credit, if eligible, or the maximum anniversary date contract value.

      SALES CHARGE: For the Polaris II A-Class and the Polaris II A-Class Platinum Series products, an up-front sales charge may be applied against the gross purchase payments made on the contract. The sales charge ranges from 0.50% to 5.75% of the gross purchase payment invested, depending on the investment amount and is paid to the Company. The net proceeds from units sold are recorded in the accompanying Statements of Changes in Net Assets.

      PREMIUM BASED CHARGE: For the Polaris Platinum O-Series product, an up-front sales charge is applied against the gross purchase payments made on the contract. The sales charge ranges from 1.25% to 5.00% of the gross purchase payment invested, depending on the investment amount and the year of receipt and is paid to the Company. The charge is deducted from the contract value on a quarterly basis over a period of 7 years and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

      PREMIUM TAXES: Certain states charge the Company a premium tax on purchase payments up to a maximum of 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct premium taxes when a purchase payment is made or upon surrender of the contract. Premium taxes are deducted from purchases when a contract annuitizes in the Statements of Changes in Net Assets.

      SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

5.    PURCHASES AND SALES OF INVESTMENTS

      The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the year ended December 31, 2011 consist of the following:

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.    PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares    Proceeds from
Variable Account:                                             Acquired        Shares Sold
-----------------                                          --------------    -------------
ANCHOR TRUST:
Asset Allocation Portfolio (Class 1)                       $    1,453,010    $   2,704,165
Capital Appreciation Portfolio (Class 1)                        3,652,654       19,889,427
Government and Quality Bond Portfolio (Class 1)                 3,935,411       15,399,441
Growth Portfolio (Class 1)                                        533,403        8,485,367
Asset Allocation Portfolio (Class 3)                            1,915,364        1,116,137
Capital Appreciation Portfolio (Class 3)                        4,670,574       20,844,032
Government and Quality Bond Portfolio (Class 3)                20,704,748       19,382,740
Growth Portfolio (Class 3)                                        413,541        1,007,391
Natural Resources Portfolio (Class 3)                           3,009,082        1,994,788

SUNAMERICA TRUST:
Aggressive Growth Portfolio (Class 1)                      $      211,544    $     707,712
Alliance Growth Portfolio (Class 1)                               406,977        4,216,763
Balanced Portfolio (Class 1)                                    1,099,026        3,066,263
Blue Chip Growth Portfolio (Class 1)                              253,418          235,265
Capital Growth Portfolio (Class 1)                                418,966          794,949
Cash Management Portfolio (Class 1)                            18,907,061       17,215,808
Corporate Bond Portfolio (Class 1)                              6,147,289       15,517,765
Davis Venture Value Portfolio (Class 1)                         1,209,244       13,579,745
"Dogs" of Wall Street Portfolio (Class 1)                       1,034,170          629,670
Emerging Markets Portfolio (Class 1)                            1,047,792        3,348,324
Equity Index Portfolio (Class 1)                                  667,095        1,970,308
Equity Opportunities Portfolio (Class 1)                          173,939        2,264,526
Fundamental Growth Portfolio (Class 1)                            144,529        2,120,269
Global Bond Portfolio (Class 1)                                 2,177,840        3,448,908
Global Equities Portfolio (Class 1)                               369,708        1,111,787
Growth Opportunities Portfolio (Class 1)                          476,478          623,190
Growth-Income Portfolio (Class 1)                                 618,629        4,163,203
High-Yield Bond Portfolio (Class 1)                             2,282,202        3,467,401
International Diversified Equities Portfolio (Class 1)            539,097        1,634,676
International Growth and Income Portfolio (Class 1)               999,943        2,901,169
MFS Massachusetts Investors Trust Portfolio (Class 1)             527,605          961,869
MFS Total Return Portfolio (Class 1)                            3,184,879       21,634,987
Mid-Cap Growth Portfolio (Class 1)                                650,625        1,244,819
Real Estate Portfolio (Class 1)                                   690,136        1,388,886
Small Company Value Portfolio (Class 1)                           367,995        2,023,307
Technology Portfolio (Class 1)                                     61,643          149,162
Telecom Utility Portfolio (Class 1)                             1,304,708        1,290,512
Total Return Bond Portfolio (Class 1)                           7,196,920        5,902,329

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                      OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.    PURCHASES AND SALES OF INVESTMENTS (continued)

                                                         Cost of Shares   Proceeds from
Variable Account:                                           Acquired       Shares Sold
-----------------                                        --------------   -------------
SUNAMERICA TRUST (continued):
Aggressive Growth Portfolio (Class 3)                    $       95,099   $     122,618
Alliance Growth Portfolio (Class 3)                             232,880       2,518,893
Balanced Portfolio (Class 3)                                  1,954,932       1,261,552
Blue Chip Growth Portfolio (Class 3)                            645,717         337,936
Capital Growth Portfolio (Class 3)                              151,272         704,844
Cash Management Portfolio (Class 3)                          22,733,348      20,106,796
Corporate Bond Portfolio (Class 3)                           20,299,005      34,659,085
Davis Venture Value Portfolio (Class 3)                       4,673,667      15,055,611
"Dogs" of Wall Street Portfolio (Class 3)                       699,446         342,562
Emerging Markets Portfolio (Class 3)                          2,702,045       2,832,178
Equity Opportunities Portfolio (Class 3)                        143,719         325,978
Foreign Value Portfolio (Class 3)                            16,362,214       7,677,627
Fundamental Growth Portfolio (Class 3)                          502,129         975,988
Global Bond Portfolio (Class 3)                               4,719,154       5,977,847
Global Equities Portfolio (Class 3)                             284,572         406,853
Growth Opportunities Portfolio (Class 3)                      3,556,769       3,936,062
Growth-Income Portfolio (Class 3)                             2,504,649         953,555
High-Yield Bond Portfolio (Class 3)                           4,173,628       6,362,072
International Diversified Equities Portfolio (Class 3)          673,738       1,110,935
International Growth and Income Portfolio (Class 3)           4,805,543       5,627,148
Marsico Focused Growth Portfolio (Class 3)                      696,998         506,646
MFS Massachusetts Investors Trust Portfolio (Class 3)         7,572,410       2,881,953
MFS Total Return Portfolio (Class 3)                          4,716,576      20,357,104
Mid-Cap Growth Portfolio (Class 3)                            5,481,564       1,078,414
Real Estate Portfolio (Class 3)                               1,938,318       4,579,312
Small & Mid Cap Value Portfolio (Class 3)                     7,560,403       8,378,389
Small Company Value Portfolio (Class 3)                       4,985,870       5,286,407
Technology Portfolio (Class 3)                                  225,825         375,241
Telecom Utility Portfolio (Class 3)                             490,283         234,441
Total Return Bond Portfolio (Class 3)                        31,161,784      17,534,720

INVESCO FUNDS (Class II):
Invesco Van Kampen V.I. Capital Growth Fund              $      476,854   $   1,870,535
Invesco Van Kampen V.I. Comstock Fund                        12,702,192      41,816,690
Invesco Van Kampen V.I. Growth and Income Fund               15,036,903      43,562,669

LORD ABBETT FUND (Class VC):
Growth and Income Portfolio                              $    3,808,090   $  28,384,878
Mid Cap Value Portfolio                                       1,594,425      20,234,694

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.    PURCHASES AND SALES OF INVESTMENTS (continued)

                                                         Cost of Shares   Proceeds from
Variable Account:                                          Acquired        Shares Sold
------------------                                       --------------   -------------
AMERICAN SERIES (Class 2):
Asset Allocation Fund                                    $    9,792,433   $  53,982,990
Global Growth Fund                                           16,816,067      50,001,150
Growth Fund                                                   7,355,644      41,649,947
Growth-Income Fund                                            8,890,538      70,725,683

FRANKLIN TEMPLETON TRUST (Class 2):
Franklin Income Securities Fund                          $    3,945,489   $   1,884,606
Franklin Templeton VIP Founding Funds Allocation Fund         1,786,377       3,101,455

SEASONS TRUST (Class 3):
Real Return Portfolio                                    $    5,887,933   $   1,052,182

6.    OTHER MATTERS

      The Company is a subsidiary of American International Group. Information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC").

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES

     A summary of unit values and units outstanding for the variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the year ended December 31, 2011, for the eight months ended December 31, 2010 and for the years ended April 30, 2010, 2009, 2008 and 2007 follows:

                    At December 31 or April 30                  For the Period Ended December 31 or April 30
----------------------------------------------------------  -----------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment          Total Return
                               Lowest to        Net Assets     Lowest          Income            Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)           Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -------------------------
Asset Allocation Portfolio (Class 1)
------------------------------------
 12/31/2011        642,249  16.42 to 28.47(4)   12,702,926  0.85% to 1.25%       2.68%   -0.33%     to   0.04%(5)
 12/31/2010        712,066  16.41 to 28.57(4)   14,168,846  0.85% to 1.25%       2.76%    6.70%     to   6.98%(5)
  4/30/2010        703,568  15.34 to 26.77(4)   13,343,319  0.85% to 1.25%       3.67%   27.69%     to  27.83%(5)
  4/30/2009        773,252  12.00 to 20.97(4)   11,543,112  0.85% to 1.25%       3.55%  -22.05%     to -22.01%(5)
  4/30/2008        869,404  15.39 to 26.90(4)   17,088,965  0.85% to 1.25%       2.88%   -0.32%     to  -0.30%(5)
  4/30/2007        916,119  15.44 to 26.98(4)   18,467,182  0.85% to 1.25%       3.16%   10.59%     to  10.74%(5)

Capital Appreciation Portfolio (Class 1)
----------------------------------------
 12/31/2011      3,863,350  16.07 to 49.68(4)   70,183,281  0.85% to 1.25%       0.00%   -8.20%     to  -7.83%
 12/31/2010      4,668,672  17.44 to 54.12(4)   91,161,310  0.85% to 1.25%       0.13%   12.95%     to  13.25%
  4/30/2010      5,221,493  15.40 to 47.92(4)   89,668,733  0.85% to 1.25%       0.00%   44.33%     to  44.91%
  4/30/2009      6,103,781  10.63 to 33.20(4)   72,003,272  0.85% to 1.25%       0.00%  -34.86%     to -34.60%
  4/30/2008      7,277,987  16.25 to 50.97(4)  131,934,651  0.85% to 1.25%       0.34%    8.44%     to   8.87%
  4/30/2007      8,114,213  14.92 to 47.00(4)  135,629,169  0.85% to 1.25%       0.14%    9.24%     to   9.68%

Government and Quality Bond Portfolio (Class 1)
-----------------------------------------------
 12/31/2011      3,152,043  17.12 to 21.77(4)   56,385,005  0.85% to 1.25%       3.05%    5.76%     to   6.18%
 12/31/2010      3,914,604  16.12 to 20.59(4)   65,850,857  0.85% to 1.25%       4.02%    1.62%     to   1.90%
  4/30/2010      4,361,104  15.82 to 20.26(4)   72,083,413  0.85% to 1.25%       4.93%    4.56%     to   4.98%
  4/30/2009      5,468,822  15.07 to 19.37(4)   85,971,493  0.85% to 1.25%       4.17%    2.30%     to   2.71%
  4/30/2008      5,992,724  14.67 to 18.94(4)   92,173,031  0.85% to 1.25%       3.74%    4.76%     to   5.18%
  4/30/2007      5,953,394  13.95 to 18.08(4)   87,861,069  0.85% to 1.25%       3.65%    5.23%     to   5.65%

Growth Portfolio (Class 1)
--------------------------
 12/31/2011      2,361,780  11.76 to 32.00(4)   31,593,436  0.85% to 1.25%       0.71%   -7.42%     to  -7.05%
 12/31/2010      2,921,238  12.65 to 34.57(4)   41,947,682  0.85% to 1.25%       0.72%    5.93%     to   6.21%
  4/30/2010      3,367,270  11.91 to 32.63(4)   45,414,987  0.85% to 1.25%       1.04%   40.20%     to  40.76%
  4/30/2009      4,008,018   8.46 to 23.28(4)   38,205,960  0.85% to 1.25%       0.91%  -36.22%     to -35.96%
  4/30/2008      4,982,926  13.21 to 36.50(4)   73,973,227  0.85% to 1.25%       0.73%   -2.18%     to  -1.79%
  4/30/2007      5,772,736  13.45 to 37.31(4)   86,859,847  0.85% to 1.25%       0.61%   11.97%     to  12.41%

Asset Allocation Portfolio (Class 3)
------------------------------------
 12/31/2011        357,310  14.89 to 15.30       5,456,788  0.85% to 1.20%       2.59%   -5.92%(10) to  -0.18%
 12/31/2010        309,653  14.95 to 15.32       4,741,122  0.85% to 1.10%       2.50%    6.63%     to   6.81%
  4/30/2010        298,749  14.02 to 14.35       4,282,607  0.85% to 1.10%       3.32%   27.56%     to  27.88%
  4/30/2009        311,652  10.99 to 11.22       3,494,991  0.85% to 1.10%       3.28%  -22.12%     to -21.93%
  4/30/2008        265,948  14.11 to 14.37       3,820,926  0.85% to 1.10%       2.08%   -0.41%     to  -0.17%
  4/30/2007        103,436  14.17 to 14.39       1,488,630  0.85% to 1.10%       1.64%   10.61%(6)  to  10.95%(6)

Capital Appreciation Portfolio (Class 3)
----------------------------------------
 12/31/2011      6,638,165  15.37 to 15.85     105,117,546  0.85% to 1.20%       0.00%  -19.45%(10) to  -8.06%
 12/31/2010      7,458,411  16.80 to 17.24     128,499,376  0.85% to 1.10%       0.00%   12.87%     to  13.06%
  4/30/2010      8,272,211  14.88 to 15.25     126,060,954  0.85% to 1.10%       0.00%   44.19%     to  44.55%
  4/30/2009      8,928,669  10.32 to 10.55      94,134,741  0.85% to 1.10%       0.00%  -34.93%     to -34.77%
  4/30/2008      6,845,459  15.86 to 16.17     110,634,862  0.85% to 1.10%       0.13%    8.33%     to   8.60%
  4/30/2007      3,085,252  14.64 to 14.89      45,912,750  0.85% to 1.10%       0.00%    9.53%(6)  to   9.82%(6)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                 For the Period Ended December 31 or April 30
----------------------------------------------------------  -----------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment          Total Return
                               Lowest to        Net Assets     Lowest          Income            Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)           Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -------------------------
Government and Quality Bond Portfolio (Class 3)
-----------------------------------------------
 12/31/2011      5,757,968  16.41 to 16.87      97,013,952  0.85% to 1.20%       2.93%    4.47%(10) to   5.92%
 12/31/2010      5,822,234  15.54 to 15.93      92,721,368  0.85% to 1.10%       3.69%    1.56%     to   1.72%
  4/30/2010      5,922,965  15.31 to 15.66      92,731,206  0.85% to 1.10%       4.48%    4.45%     to   4.72%
  4/30/2009      5,442,670  14.65 to 14.96      81,374,970  0.85% to 1.10%       3.70%    2.20%     to   2.45%
  4/30/2008      3,775,931  14.34 to 14.60      55,105,056  0.85% to 1.10%       3.27%    4.66%     to   4.92%
  4/30/2007      2,044,042  13.70 to 13.91      28,430,845  0.85% to 1.10%       1.30%    5.45%(6)  to   5.71%(6)

Growth Portfolio (Class 3)
--------------------------
 12/31/2011        341,477  11.27 to 11.60(4)    3,958,202  0.85% to 1.20%       0.46%  -14.08%(10) to  -7.28%
 12/31/2010        386,395  12.18 to 12.51       4,831,679  0.85% to 1.10%       0.52%    5.81%     to   6.03%
  4/30/2010        411,516  11.51 to 11.79       4,853,062  0.85% to 1.10%       0.71%   39.93%     to  40.41%
  4/30/2009        472,674   8.23 to  8.40       3,970,032  0.85% to 1.10%       0.50%  -36.30%     to -36.12%
  4/30/2008        296,113  12.92 to 13.15       3,893,356  0.85% to 1.10%       0.43%   -2.21%     to  -2.04%
  4/30/2007        143,500  13.21 to 13.42       1,925,911  0.85% to 1.10%       0.24%   12.29%(6)  to  12.64%(6)

Natural Resources Portfolio (Class 3)
-------------------------------------
 12/31/2011        654,820   9.60 to  9.75       6,378,281  0.85% to 1.20%       0.42%  -27.10%(10) to -21.14%
 12/31/2010        718,089  12.22 to 12.36       8,872,042  0.85% to 1.10%       0.71%   14.50%     to  14.69%
  4/30/2010        797,301  10.67 to 10.78       8,588,981  0.85% to 1.10%       1.00%   42.47%     to  42.83%
  4/30/2009        864,571   7.49 to  7.54       6,521,441  0.85% to 1.10%       0.81%  -48.71%     to -48.58%
  4/30/2008        617,073  14.60 to 14.67       9,051,703  0.85% to 1.10%       0.69%   31.40%     to  31.74%
  4/30/2007        226,414  11.11 to 11.14       2,521,228  0.85% to 1.10%       0.18%   11.12%(6)  to  11.36%(6)

Aggressive Growth Portfolio (Class 1)
-------------------------------------
 12/31/2011        381,288   8.19 to 13.28(4)    4,336,866  0.85% to 1.25%       0.00%   -3.20%     to  -2.81%
 12/31/2010        419,845   8.42 to 13.71(4)    4,927,629  0.85% to 1.25%       0.00%    7.45%     to   7.74%
  4/30/2010        452,977   7.82 to 12.76(4)    4,910,061  0.85% to 1.25%       0.13%   48.43%     to  49.03%
  4/30/2009        483,218   5.25 to  8.60(4)    3,540,639  0.85% to 1.25%       0.82%  -45.77%     to -45.56%
  4/30/2008        584,193   9.64 to 15.86(4)    7,886,613  0.85% to 1.25%       0.64%  -19.13%     to -18.80%
  4/30/2007        686,222  11.87 to 19.61(4)   11,523,478  0.85% to 1.25%       0.10%   12.60%     to  13.05%

Alliance Growth Portfolio (Class 1)
-----------------------------------
 12/31/2011        927,957   8.11 to 32.81(4)   20,614,056  0.85% to 1.25%       0.48%   -3.51%     to  -3.13%
 12/31/2010      1,124,208   8.37 to 34.01(4)   24,971,933  0.85% to 1.25%       0.86%    6.05%     to   6.34%
  4/30/2010      1,276,844   7.87 to 32.07(4)   26,182,996  0.85% to 1.25%       0.57%   34.09%     to  34.63%
  4/30/2009      1,429,844   5.85 to 23.92(4)   21,415,071  0.85% to 1.25%       0.19%  -31.59%     to -31.31%
  4/30/2008      1,797,555   8.51 to 34.96(4)   38,382,318  0.85% to 1.25%       0.05%   -0.58%     to  -0.18%
  4/30/2007      2,189,625   8.53 to 35.16(4)   47,489,197  0.85% to 1.25%       0.13%    2.03%     to   2.44%

Balanced Portfolio (Class 1)
----------------------------
 12/31/2011      1,107,883  10.36 to 17.44(4)   16,862,084  0.85% to 1.25%       1.77%    1.00%     to   1.41%
 12/31/2010      1,227,800  10.22 to 17.26(4)   18,734,673  0.85% to 1.25%       1.97%    5.17%     to   5.45%
  4/30/2010      1,331,189   9.69 to 16.42(4)   19,367,710  0.85% to 1.25%       3.28%   28.07%     to  28.58%
  4/30/2009      1,505,570   7.54 to 12.82(4)   17,053,832  0.85% to 1.25%       3.93%  -23.28%     to -22.98%
  4/30/2008      1,878,292   9.78 to 16.71(4)   28,239,635  0.85% to 1.25%       2.96%   -4.27%     to  -3.88%
  4/30/2007      2,217,107  10.18 to 17.45(4)   35,003,995  0.85% to 1.25%       2.76%   11.47%     to  11.92%

Blue Chip Growth Portfolio (Class 1)
------------------------------------
 12/31/2011        174,245  5.77 to 5.93         1,032,130  0.85% to 1.10%       0.22%   -6.62%     to  -6.39%
 12/31/2010        169,073  6.18 to 6.33         1,069,902  0.85% to 1.10%       0.29%    6.89%     to   7.07%
  4/30/2010        196,720  5.78 to 5.92         1,162,098  0.85% to 1.10%       0.32%   32.80%     to  33.13%
  4/30/2009        211,535  4.35 to 4.44           938,950  0.85% to 1.10%       0.54%  -31.55%     to -31.37%
  4/30/2008        248,749  6.36 to 6.48         1,608,902  0.85% to 1.10%       0.35%   -0.44%     to  -0.19%
  4/30/2007        289,877  6.39 to 6.49         1,878,739  0.85% to 1.10%       0.25%    9.97%     to  10.25%

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                 For the Period Ended December 31 or April 30
----------------------------------------------------------  -------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment      Total Return
                               Lowest to        Net Assets     Lowest          Income        Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)       Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  ---------------------
Capital Growth Portfolio (Class 1)
------------------------------------
 12/31/2011        148,001   7.50 to  7.71       1,138,262  0.85% to 1.10%       0.00%   -2.39% to  -2.15%
 12/31/2010        197,382   7.69 to  7.88       1,552,228  0.85% to 1.10%       0.00%    5.85% to   6.03%
  4/30/2010        217,991   7.26 to  7.43       1,617,471  0.85% to 1.10%       0.00%   33.16% to  33.50%
  4/30/2009        211,903   5.45 to  5.57       1,178,444  0.85% to 1.10%       0.00%  -38.05% to -37.90%
  4/30/2008        217,046   8.81 to  8.96       1,943,884  0.85% to 1.10%       1.18%    1.64% to   1.89%
  4/30/2007        247,323   8.66 to  8.80       2,174,280  0.85% to 1.10%       0.31%   14.30% to  14.58%

Cash Management Portfolio (Class 1)
-----------------------------------
 12/31/2011      1,583,571  11.63 to 13.54(4)   19,038,886  0.85% to 1.25%       0.00%   -1.51% to  -1.12%
 12/31/2010      1,418,702  11.76 to 13.75(4)   17,397,029  0.85% to 1.25%       0.00%   -0.99% to  -0.73%
  4/30/2010      1,662,599  11.85 to 13.89(4)   20,531,580  0.85% to 1.25%       2.53%   -1.31% to  -0.91%
  4/30/2009      3,643,431  11.95 to 14.07(4)   44,673,769  0.85% to 1.25%       3.51%   -0.63% to  -0.23%
  4/30/2008      2,585,728  11.98 to 14.16(4)   32,502,964  0.85% to 1.25%       3.25%    2.19% to   2.60%
  4/30/2007      1,908,753  11.68 to 13.86(4)   23,875,174  0.85% to 1.25%       2.55%    3.63% to   4.04%

Corporate Bond Portfolio (Class 1)
----------------------------------
 12/31/2011      3,163,389  21.29 to 25.93(4)   68,020,756  0.85% to 1.25%       6.21%    5.09% to   5.51%
 12/31/2010      3,809,449  20.18 to 24.67(4)   77,627,774  0.85% to 1.25%       6.28%    4.37% to   4.65%
  4/30/2010      4,262,004  19.28 to 23.64(4)   82,939,768  0.85% to 1.25%       5.91%   26.67% to  27.18%
  4/30/2009      4,991,101  15.16 to 18.66(4)   76,317,039  0.85% to 1.25%       4.72%   -3.52% to  -3.13%
  4/30/2008      5,908,285  15.65 to 19.34(4)   93,350,119  0.85% to 1.25%       3.89%    3.13% to   3.54%
  4/30/2007      5,762,823  15.12 to 18.75(4)   88,117,103  0.85% to 1.25%       4.34%    7.31% to   7.74%

Davis Venture Value Portfolio (Class 1)
---------------------------------------
 12/31/2011      3,661,616  14.05 to 35.09(4)   57,459,907  0.85% to 1.25%       1.25%   -5.42% to  -5.04%
 12/31/2010      4,451,181  14.79 to 37.10(4)   73,337,574  0.85% to 1.25%       0.77%    6.10% to   6.38%
  4/30/2010      5,019,192  13.90 to 34.97(4)   77,486,056  0.85% to 1.25%       1.50%   37.24% to  37.80%
  4/30/2009      5,852,219  10.09 to 25.48(4)   65,272,627  0.85% to 1.25%       2.04%  -36.45% to -36.20%
  4/30/2008      7,123,996  15.81 to 40.10(4)  124,976,792  0.85% to 1.25%       0.92%   -3.92% to  -3.54%
  4/30/2007      8,070,942  16.39 to 41.73(4)  148,405,314  0.85% to 1.25%       0.98%   13.90% to  14.35%

"Dogs" Of Wall Street Portfolio (Class 1)
-----------------------------------------
 12/31/2011        247,452  14.26 to 16.89       3,758,211  0.85% to 1.25%       2.31%   11.28% to  11.73%(5)
 12/31/2010        225,699  12.81 to 15.12       3,028,144  0.85% to 1.25%       2.90%    7.42% to   7.71%(5)
  4/30/2010        245,172  11.92 to 14.04       3,064,652  0.85% to 1.25%       4.53%   37.01% to  37.56%(5)
  4/30/2009        261,903   8.70 to 10.20       2,363,708  0.85% to 1.25%       3.97%  -31.73% to -31.45%(5)
  4/30/2008        303,915  12.75 to 14.89       3,993,931  0.85% to 1.25%       2.67%   -6.81% to  -6.44%(5)
  4/30/2007        373,356  13.68 to 15.91       5,265,702  0.85% to 1.25%       2.40%   16.44% to  16.90%

Emerging Markets Portfolio (Class 1)
------------------------------------
 12/31/2011        404,082  17.52 to 21.86       7,759,890  0.85% to 1.25%       0.54%  -27.00% to -26.71%
 12/31/2010        497,624  24.00 to 29.82      13,078,029  0.85% to 1.25%       1.49%   15.36% to  15.66%
  4/30/2010        529,158  20.80 to 25.79      11,930,433  0.85% to 1.25%       0.00%   52.37% to  52.98%
  4/30/2009        531,514  13.65 to 16.86       7,786,851  0.85% to 1.25%       2.11%  -46.75% to -46.54%
  4/30/2008        687,305  25.64 to 31.53      19,068,073  0.85% to 1.25%       1.93%   20.50% to  20.98%
  4/30/2007        705,715  21.28 to 26.06      16,152,724  0.85% to 1.25%       0.95%   16.26% to  16.72%

Equity Index Portfolio (Class 1)
--------------------------------
 12/31/2011      1,008,160            9.54       9,620,430           1.25%       1.51%               0.30%
 12/31/2010      1,144,865            9.51      10,891,764           1.25%       1.67%               6.29%
  4/30/2010      1,249,940            8.95      11,187,954           1.25%       2.51%              36.45%
  4/30/2009      1,426,489            6.56       9,357,126           1.25%       2.48%             -36.27%
  4/30/2008      1,882,083           10.29      19,373,157           1.25%       1.58%              -6.28%
  4/30/2007      2,345,019           10.98      25,756,567           1.25%       1.56%              13.14%

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                For the Period Ended December 31 or April 30
----------------------------------------------------------  -------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment       Total Return
                               Lowest to        Net Assets     Lowest          Income         Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)        Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  ---------------------
Equity Opportunities Portfolio (Class 1)
----------------------------------------
 12/31/2011        679,123  12.24 to 19.04(4)    8,917,611  0.85% to 1.25%       0.56%   -1.35% to  -0.95%
 12/31/2010        839,451  12.35 to 19.30(4)   11,086,312  0.85% to 1.25%       0.72%    8.94% to   9.23%
  4/30/2010        954,759  11.31 to 17.71(4)   11,559,562  0.85% to 1.25%       1.23%   32.30% to  32.84%
  4/30/2009      1,137,507   8.51 to 13.39(4)   10,300,983  0.85% to 1.25%       1.86%  -32.23% to -31.96%
  4/30/2008      1,374,566  12.51 to 19.76(4)   18,231,057  0.85% to 1.25%       1.84%   -8.00% to  -7.63%
  4/30/2007      1,550,960  13.55 to 21.47(4)   22,389,453  0.85% to 1.25%       1.63%   11.61% to  12.05%

Fundamental Growth Portfolio (Class 1)
--------------------------------------
 12/31/2011        979,576   6.79 to 17.43(4)    9,920,792  0.85% to 1.25%       0.00%   -6.65% to  -6.28%(5)
 12/31/2010      1,163,672   7.24 to 18.67(4)   12,466,191  0.85% to 1.25%       0.00%   11.44% to  11.74%(5)
  4/30/2010      1,279,596   6.48 to 16.75(4)   12,234,593  0.85% to 1.25%       0.00%   33.69% to  34.42%
  4/30/2009      1,522,209   4.83 to 12.53(4)   10,568,571  0.85% to 1.25%       0.00%  -40.72% to -40.48%
  4/30/2008      1,859,610   8.11 to 21.14(4)   21,612,238  0.85% to 1.25%       0.00%    6.59% to   7.02%
  4/30/2007      2,167,678   7.58 to 19.83(4)   24,040,160  0.85% to 1.25%       0.02%    4.32% to   4.74%

Global Bond Portfolio (Class 1)
-------------------------------
 12/31/2011        786,317  18.28 to 24.57(4)   15,102,584  0.85% to 1.25%       2.27%    4.44% to   4.86%
 12/31/2010        877,083  17.43 to 23.52(4)   16,099,497  0.85% to 1.25%       4.16%    5.24% to   5.52%
  4/30/2010        943,118  16.52 to 22.35(4)   16,435,450  0.85% to 1.25%       3.45%   10.78% to  11.23%
  4/30/2009      1,054,671  14.85 to 20.18(4)   16,526,291  0.85% to 1.25%       3.46%   -4.63% to  -4.24%
  4/30/2008      1,270,133  15.51 to 21.16(4)   20,864,229  0.85% to 1.25%       0.49%   13.57% to  14.03%
  4/30/2007        818,750  13.60 to 18.63(4)   12,192,862  0.85% to 1.25%       9.13%    2.82% to   3.23%(5)

Global Equities Portfolio (Class 1)
-----------------------------------
 12/31/2011        375,753   8.75 to 19.38(4)    4,878,592  0.85% to 1.25%       0.93%  -11.50% to -11.14%
 12/31/2010        424,709   9.85 to 21.89(4)    6,279,672  0.85% to 1.25%       1.74%    8.64% to   8.93%
  4/30/2010        456,589   9.04 to 20.15(4)    6,257,961  0.85% to 1.25%       2.62%   37.29% to  37.84%
  4/30/2009        489,251   6.56 to 14.68(4)    4,927,724  0.85% to 1.25%       2.81%  -41.70% to -41.47%
  4/30/2008        620,943  11.21 to 25.18(4)   10,592,395  0.85% to 1.25%       1.24%   -3.66% to  -3.27%
  4/30/2007        697,578  11.59 to 26.14(4)   12,617,488  0.85% to 1.25%       0.89%   16.51% to  16.98%

Growth Opportunities Portfolio (Class 1)
----------------------------------------
 12/31/2011        254,477   6.08 to  6.27       1,550,205  0.85% to 1.10%       0.00%   -3.43% to  -3.19%
 12/31/2010        276,045   6.28 to  6.49       1,737,058  0.85% to 1.10%       0.00%    9.89% to  10.07%
  4/30/2010        282,175   5.71 to  5.91       1,614,772  0.85% to 1.10%       0.00%   35.23% to  35.57%
  4/30/2009        188,057   4.21 to  4.37         793,208  0.85% to 1.10%       0.00%  -31.48% to -31.31%
  4/30/2008        175,626   6.13 to  6.38       1,077,783  0.85% to 1.10%       0.00%    2.41% to   2.67%
  4/30/2007        181,505   5.97 to  6.23       1,085,841  0.85% to 1.10%       0.00%   -0.92% to  -0.68%

Growth-Income Portfolio (Class 1)
---------------------------------
 12/31/2011        934,705   9.76 to 29.84(4)   17,904,980  0.85% to 1.25%       0.92%    6.99% to   7.42%(5)
 12/31/2010      1,132,534   9.09 to 27.89(4)   20,103,996  0.85% to 1.25%       0.98%    5.99% to   6.27%
  4/30/2010      1,339,853   8.55 to 26.31(4)   21,795,448  0.85% to 1.25%       1.38%   30.87% to  31.40%
  4/30/2009      1,588,482   6.51 to 20.11(4)   19,101,948  0.85% to 1.25%       1.36%  -37.60% to -37.35%
  4/30/2008      1,960,560  10.39 to 32.22(4)   38,263,550  0.85% to 1.25%       0.98%   -5.23% to  -4.85%(5)
  4/30/2007      2,172,631  10.92 to 34.00(4)   46,157,588  0.85% to 1.25%       0.75%    8.88% to   9.32%(5)

High-Yield Bond Portfolio (Class 1)
-----------------------------------
 12/31/2011        766,664  17.19 to 23.61(4)   13,645,893  0.85% to 1.25%       8.16%    2.98% to   3.19%(5)
 12/31/2010        898,638  16.66 to 22.92(4)   15,384,899  0.85% to 1.25%       9.62%    6.39% to   6.59%(5)
  4/30/2010      1,007,680  15.63 to 21.55(4)   16,112,514  0.85% to 1.25%       8.43%   36.56% to  36.75%(5)
  4/30/2009      1,071,185  11.43 to 15.78(4)   12,495,060  0.85% to 1.25%      12.09%  -25.73% to -25.63%(5)
  4/30/2008      1,122,869  15.36 to 21.25(4)   17,677,184  0.85% to 1.25%       7.63%   -3.84% to  -3.68%(5)
  4/30/2007      1,264,402  15.95 to 22.09(4)   20,788,545  0.85% to 1.25%       7.63%   10.90% to  11.06%(5)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                For the Period Ended December 31 or April 30
----------------------------------------------------------  -------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment       Total Return
                               Lowest to        Net Assets     Lowest          Income         Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)        Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  ---------------------
International Diversified Equities Portfolio (Class 1)
------------------------------------------------------
 12/31/2011        560,559  11.68 to 12.63(4)    4,981,467  0.85% to 1.25%       2.06%  -15.67% to -15.55%(5)
 12/31/2010        675,407  13.85 to 14.95(4)    7,086,924  0.85% to 1.25%       4.22%    9.58% to   9.85%(5)
  4/30/2010        735,805  12.64 to 13.61(4)    7,049,135  0.85% to 1.25%       1.27%   33.73% to  34.34%
  4/30/2009        697,860   9.45 to 10.13(4)    5,081,136  0.85% to 1.25%       4.13%  -42.42% to -42.26%(5)
  4/30/2008        842,165  16.41 to 17.55(4)   10,620,895  0.85% to 1.25%       2.09%    2.47% to   2.73%(5)
  4/30/2007        812,228  16.02 to 17.08(4)   10,099,384  0.85% to 1.25%       0.41%   15.00% to  15.42%(5)

International Growth and Income Portfolio (Class 1)
---------------------------------------------------
 12/31/2011        820,755   9.95 to 12.41(4)    8,694,008  0.85% to 1.25%       2.88%  -14.86% to -14.52%
 12/31/2010        998,242  11.64 to 14.57(4)   12,366,953  0.85% to 1.25%       4.25%    7.01% to   7.29%
  4/30/2010      1,094,527  10.85 to 13.62(4)   12,692,943  0.85% to 1.25%       0.00%   34.67% to  35.21%
  4/30/2009      1,283,469   8.03 to 10.11(4)   11,009,858  0.85% to 1.25%       3.73%  -48.39% to -48.19%
  4/30/2008      1,900,582  15.49 to 19.60(4)   31,204,073  0.85% to 1.25%       1.67%   -5.30% to  -4.92%
  4/30/2007      1,930,818  16.29 to 20.69(4)   33,618,066  0.85% to 1.25%       1.26%   17.01% to  17.48%

MFS Massachusetts Investors Trust Portfolio (Class 1)
-----------------------------------------------------
 12/31/2011        367,906  10.60 to 10.89       4,000,677  0.85% to 1.10%       0.68%   -2.98% to  -2.74%
 12/31/2010        404,967  10.93 to 11.20       4,527,131  0.85% to 1.10%       0.98%    4.44% to   4.62%
  4/30/2010        432,720  10.47 to 10.71       4,622,329  0.85% to 1.10%       1.21%   34.18% to  34.52%
  4/30/2009        388,579   7.80 to  7.96       3,085,844  0.85% to 1.10%       1.20%  -32.13% to -31.96%
  4/30/2008        492,672  11.49 to 11.70       5,753,833  0.85% to 1.10%       1.18%    0.51% to   0.77%
  4/30/2007        571,906  11.43 to 11.61       6,629,932  0.85% to 1.10%       0.70%   12.29% to  12.57%

MFS Total Return Portfolio (Class 1)
------------------------------------
 12/31/2011      5,205,010  16.12 to 16.56      86,038,905  0.85% to 1.10%       2.58%    0.81% to   1.06%
 12/31/2010      6,412,067  15.99 to 16.39     104,898,990  0.85% to 1.10%       2.95%    4.39% to   4.56%
  4/30/2010      7,118,289  15.32 to 15.67     111,383,180  0.85% to 1.10%       3.72%   23.71% to  24.02%
  4/30/2009      8,100,695  12.38 to 12.64     102,227,600  0.85% to 1.10%       3.66%  -21.50% to -21.30%
  4/30/2008     10,055,681  15.77 to 16.06     161,294,974  0.85% to 1.10%       2.66%   -4.27% to  -4.03%
  4/30/2007     10,626,450  16.47 to 16.73     177,627,795  0.85% to 1.10%       2.38%   12.03% to  12.31%

Mid-Cap Growth Portfolio (Class 1)
----------------------------------
 12/31/2011        372,085   9.23 to  9.48       3,521,322  0.85% to 1.10%       0.00%   -6.96% to  -6.73%
 12/31/2010        424,605   9.92 to 10.16       4,305,607  0.85% to 1.10%       0.00%   13.02% to  13.21%
  4/30/2010        415,544   8.78 to  8.98       3,721,809  0.85% to 1.10%       0.00%   39.52% to  39.87%
  4/30/2009        361,701   6.29 to  6.42       2,318,266  0.85% to 1.10%       0.00%  -33.90% to -33.74%
  4/30/2008        441,212   9.52 to  9.69       4,268,355  0.85% to 1.10%       0.24%    1.85% to   2.10%
  4/30/2007        432,792   9.34 to  9.49       4,101,234  0.85% to 1.10%       0.00%    2.10% to   2.35%

Real Estate Portfolio (Class 1)
-------------------------------
 12/31/2011        192,759  24.49 to 29.72       5,299,776  0.85% to 1.25%       0.94%    6.81% to   7.23%
 12/31/2010        219,696  22.93 to 27.71       5,631,167  0.85% to 1.25%       1.85%    4.77% to   5.05%
  4/30/2010        243,412  21.89 to 26.38       5,984,972  0.85% to 1.25%       2.02%   55.42% to  56.04%
  4/30/2009        299,890  14.08 to 16.91       4,756,909  0.85% to 1.25%       4.34%  -49.67% to -49.47%
  4/30/2008        382,374  27.98 to 33.46      11,983,610  0.85% to 1.25%       1.55%  -16.91% to -16.58%
  4/30/2007        589,555  33.68 to 40.11      22,020,106  0.85% to 1.25%       1.24%   25.16% to  25.66%

Small Company Value Portfolio (Class 1)
---------------------------------------
 12/31/2011        141,214  18.87 to 26.09       3,681,375  0.85% to 1.25%       0.36%   -4.43% to  -4.07%
 12/31/2010        200,102  19.67 to 27.30       5,459,250  0.85% to 1.25%       0.59%    6.83% to   7.09%
  4/30/2010        196,455  18.36 to 25.55       5,017,112  0.85% to 1.25%       0.75%   49.63% to  50.20%
  4/30/2009        196,515  12.23 to 17.08       3,353,978  0.85% to 1.25%       0.59%  -32.17% to -31.88%
  4/30/2008        247,131  17.95 to 25.18       6,218,989  0.85% to 1.25%       0.00%  -13.59% to -13.23%
  4/30/2007        340,916  20.69 to 29.13       9,928,447  0.85% to 1.25%       0.01%    7.15% to   7.58%

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                For the Period Ended December 31 or April 30
----------------------------------------------------------  -----------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment        Total Return
                               Lowest to        Net Assets     Lowest          Income           Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)         Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -------------------------
Technology Portfolio (Class 1)
------------------------------
 12/31/2011        139,237   2.24 to  2.30         318,713  0.85% to 1.10%       0.00%   -6.42%     to  -6.18%
 12/31/2010        174,817   2.39 to  2.45         427,041  0.85% to 1.10%       0.00%   10.55%     to  10.73%
  4/30/2010        205,324   2.16 to  2.21         453,275  0.85% to 1.10%       0.00%   40.56%     to  40.91%
  4/30/2009        161,321   1.54 to  1.57         252,953  0.85% to 1.10%       0.00%  -35.24%     to -35.07%
  4/30/2008        177,656   2.38 to  2.42         429,037  0.85% to 1.10%       0.00%   -1.43%     to  -1.18%
  4/30/2007        147,503   2.41 to  2.45         360,403  0.85% to 1.10%       0.00%    1.20%     to   1.45%

Telecom Utility Portfolio (Class 1)
-----------------------------------
 12/31/2011        142,761  13.21 to 17.58(4)    2,245,084  0.85% to 1.25%       2.35%    4.95%     to   5.26%(5)
 12/31/2010        139,789  12.55 to 16.75(4)    2,144,987  0.85% to 1.25%       2.90%   11.41%     to  11.76%
  4/30/2010        156,310  11.23 to 15.03(4)    2,123,879  0.85% to 1.25%       5.35%   34.46%     to  35.00%
  4/30/2009        185,202   8.32 to 11.18(4)    1,862,882  0.85% to 1.25%       3.03%  -37.78%     to -37.56%(5)
  4/30/2008        222,071  13.32 to 17.97(4)    3,621,268  0.85% to 1.25%       3.04%    7.31%     to   7.53%(5)
  4/30/2007        228,872  12.39 to 16.75(4)    3,559,841  0.85% to 1.25%       3.49%   29.03%     to  29.65%

Total Return Bond Portfolio (Class 1)
-------------------------------------
 12/31/2011      1,281,945  19.82 to 28.77(4)   26,095,979  0.85% to 1.25%       1.56%    5.05%     to   5.47%
 12/31/2010      1,239,222  18.80 to 27.39(4)   23,994,780  0.85% to 1.25%       2.76%    2.34%     to   2.61%
  4/30/2010      1,092,584  18.32 to 26.76(4)   20,624,924  0.85% to 1.25%       1.93%    9.76%     to  10.20%
  4/30/2009        902,304  16.62 to 24.38(4)   15,551,746  0.85% to 1.25%       3.08%    6.13%     to   6.56%
  4/30/2008        431,252  15.60 to 22.97(4)    7,169,673  0.85% to 1.25%       6.45%    1.70%     to   2.11%
  4/30/2007        441,898  15.28 to 22.59(4)    7,255,884  0.85% to 1.25%       7.41%    9.53%     to   9.97%

Aggressive Growth Portfolio (Class 3)
-------------------------------------
 12/31/2011         47,837   7.92 to  8.07         385,850  0.85% to 1.20%       0.00%  -12.26%(10) to  -3.05%
 12/31/2010         51,038   8.18 to  8.33         424,825  0.85% to 1.10%       0.00%    7.44%     to   7.56%
  4/30/2010         69,587   7.62 to  7.74         538,324  0.85% to 1.10%       0.00%   48.54%     to  48.66%
  4/30/2009         62,443   5.13 to  5.21         325,076  0.85% to 1.10%       0.39%  -45.75%     to -45.71%
  4/30/2008         54,796   9.45 to  9.59         525,484  0.85% to 1.10%       0.38%  -19.04%     to -18.99%
  4/30/2007         27,200  11.67 to 11.84         321,940  0.85% to 1.10%       0.00%   13.05%(6)  to  13.31%(6)

Alliance Growth Portfolio (Class 3)
-----------------------------------
 12/31/2011      1,143,404   7.76 to  7.99       9,130,254  0.85% to 1.20%       0.21%  -10.19%(10) to  -3.37%
 12/31/2010      1,411,151   8.07 to  8.27      11,662,541  0.85% to 1.10%       0.65%    5.98%     to   6.16%
  4/30/2010      1,563,530   7.61 to  7.79      12,172,881  0.85% to 1.10%       0.32%   33.95%     to  34.29%
  4/30/2009      1,773,630   5.68 to  5.80      10,283,061  0.85% to 1.10%       0.00%  -31.66%     to -31.49%
  4/30/2008      1,941,059   8.31 to  8.47      16,426,222  0.85% to 1.10%       0.00%   -0.68%     to  -0.43%
  4/30/2007      1,540,187   8.37 to  8.50      13,090,904  0.85% to 1.10%       0.00%    2.62%(6)  to   2.89%(6)

Balanced Portfolio (Class 3)
----------------------------
 12/31/2011        398,661   9.88 to 10.22       4,064,697  0.85% to 1.20%       1.57%   -4.37%(10) to   1.16%
 12/31/2010        333,373   9.79 to 10.10       3,367,472  0.85% to 1.10%       1.69%    5.09%     to   5.27%
  4/30/2010        319,769   9.32 to  9.60       3,067,877  0.85% to 1.10%       2.79%   27.94%     to  28.26%
  4/30/2009        266,206   7.28 to  7.48       1,991,393  0.85% to 1.10%       3.37%  -23.43%     to -23.18%
  4/30/2008        157,604   9.51 to  9.74       1,535,078  0.85% to 1.10%       2.44%   -4.61%     to  -4.07%
  4/30/2007         72,752   9.97 to 10.15         738,657  0.85% to 1.10%       2.46%   11.39%(6)  to  11.95%(6)

Blue Chip Growth Portfolio (Class 3)
------------------------------------
 12/31/2011        304,672   5.65 to  5.85       1,777,763  0.85% to 1.20%       0.01%  -12.42%(10) to  -6.62%
 12/31/2010        249,608   6.07 to  6.26       1,562,629  0.85% to 1.10%       0.08%    6.77%     to   6.89%
  4/30/2010        220,394   5.68 to  5.86       1,290,834  0.85% to 1.10%       0.05%   32.36%     to  32.80%
  4/30/2009        199,873   4.29 to  4.41         881,600  0.85% to 1.10%       0.19%  -31.94%     to -31.54%
  4/30/2008        114,836   6.31 to  6.44         739,922  0.85% to 1.10%       0.09%   -0.82%     to  -0.44%
  4/30/2007         31,532   6.36 to  6.47         204,059  0.85% to 1.10%       0.01%    9.90%(6)  to  10.38%(6)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                   For the Period Ended December 31 or April 30
----------------------------------------------------------  ---------------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment          Total Return
                               Lowest to        Net Assets     Lowest          Income            Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)          Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -----------------------------
Capital Growth Portfolio (Class 3)
----------------------------------
 12/31/2011        409,439   7.39 to  7.60       3,109,242  0.85% to 1.20%       0.00%   -9.14%(10) to  -2.39%
 12/31/2010        477,946   7.59 to  7.78       3,719,204  0.85% to 1.10%       0.00%    5.67%     to   5.85%
  4/30/2010        506,120   7.18 to  7.35       3,721,024  0.85% to 1.10%       0.00%   32.83%     to  33.17%
  4/30/2009        542,220   5.41 to  5.52       2,993,747  0.85% to 1.10%       0.00%  -38.21%     to -38.05%
  4/30/2008        315,718   8.75 to  8.92       2,814,010  0.85% to 1.10%       0.80%    1.39%     to   1.65%
  4/30/2007        111,654   8.63 to  8.77         978,668  0.85% to 1.10%       0.07%   14.37%(6)  to  14.75%(6)

Cash Management Portfolio (Class 3)
-----------------------------------
 12/31/2011      1,171,718  11.11 to 11.46      13,425,444  0.85% to 1.20%       0.00%   -1.37%     to  -1.06%(5)(10)
 12/31/2010        934,751  11.29 to 11.62      10,863,494  0.85% to 1.10%       0.00%   -1.04%     to  -0.89%
  4/30/2010        925,860  11.41 to 11.73      10,857,389  0.85% to 1.10%       2.47%   -1.41%     to  -1.16%
  4/30/2009      1,880,894  11.57 to 11.87      22,315,806  0.85% to 1.10%       3.30%   -0.81%     to  -0.48%
  4/30/2008        903,247  11.66 to 11.92      10,769,286  0.85% to 1.10%       2.74%    1.90%     to   2.34%
  4/30/2007        221,901  11.45 to 11.65       2,585,109  0.85% to 1.10%       1.18%    3.06%(6)  to   3.78%(6)

Corporate Bond Portfolio (Class 3)
----------------------------------
 12/31/2011      8,239,617  20.41 to 20.99     172,812,534  0.85% to 1.20%       5.97%    1.50%(10) to   5.25%
 12/31/2010      9,427,409  19.45 to 19.94     187,925,968  0.85% to 1.10%       6.09%    4.30%     to   4.47%
  4/30/2010     10,147,495  18.64 to 19.09     193,626,348  0.85% to 1.10%       5.66%   26.55%     to  26.87%
  4/30/2009     10,287,566  14.73 to 15.05     154,733,770  0.85% to 1.10%       4.44%   -3.61%     to  -3.37%
  4/30/2008      7,546,558  15.29 to 15.57     117,474,094  0.85% to 1.10%       3.28%    3.02%     to   3.28%
  4/30/2007      2,737,040  14.84 to 15.08      41,252,054  0.85% to 1.10%       2.33%    7.41%(6)  to   7.69%(6)

Davis Venture Value Portfolio (Class 3)
---------------------------------------
 12/31/2011      5,871,997  13.44 to 13.84      81,238,583  0.85% to 1.20%       1.07%  -11.67%(10) to  -5.28%
 12/31/2010      6,586,099  14.25 to 14.62      96,224,930  0.85% to 1.10%       0.56%    6.03%     to   6.20%
  4/30/2010      7,158,170  13.44 to 13.76      98,476,046  0.85% to 1.10%       1.19%   37.11%     to  37.45%
  4/30/2009      7,608,802   9.81 to 10.01      76,156,795  0.85% to 1.10%       1.65%  -36.51%     to -36.35%
  4/30/2008      5,189,859  15.44 to 15.73      81,616,529  0.85% to 1.10%       0.65%   -4.02%     to  -3.78%
  4/30/2007      2,334,998  16.09 to 16.35      38,159,680  0.85% to 1.10%       0.47%   14.21%(6)  to  14.51%(6)

"Dogs" Of Wall Street Portfolio (Class 3)
-----------------------------------------
 12/31/2011        103,475  16.21 to 16.66(4)    1,722,968  0.85% to 1.20%       2.23%    2.41%(10) to  11.45%
 12/31/2010         82,111  14.58 to 14.95       1,226,943  0.85% to 1.10%       2.75%    7.34%     to   7.53%
  4/30/2010         55,223  13.58 to 13.90         766,925  0.85% to 1.10%       4.12%   36.87%     to  37.22%
  4/30/2009         58,953   9.92 to 10.13         596,737  0.85% to 1.10%       3.41%  -31.79%     to -31.62%
  4/30/2008         58,757  14.55 to 14.81         869,654  0.85% to 1.10%       1.87%   -6.91%     to  -6.68%
  4/30/2007         15,406  15.63 to 15.87         244,392  0.85% to 1.10%       1.08%   16.65%(6)  to  17.21%(6)

Emerging Markets Portfolio (Class 3)
------------------------------------
 12/31/2011        432,992  20.99 to 21.54       9,319,379  0.85% to 1.20%       0.40%  -30.13%(10) to -26.90%
 12/31/2010        420,192  28.80 to 29.47      12,376,243  0.85% to 1.10%       1.22%   15.28%     to  15.47%
  4/30/2010        430,023  24.98 to 25.52      10,970,729  0.85% to 1.10%       0.00%   52.21%     to  52.60%
  4/30/2009        445,284  16.41 to 16.72       7,445,005  0.85% to 1.10%       1.78%  -46.81%     to -46.67%
  4/30/2008        187,242  30.86 to 31.36       5,869,661  0.85% to 1.10%       1.52%   20.38%     to  20.68%
  4/30/2007         78,177  25.63 to 25.99       2,030,305  0.85% to 1.10%       0.43%   15.89%(6)  to  16.18%(6)

Equity Opportunities Portfolio (Class 3)
----------------------------------------
 12/31/2011         90,495  11.75 to 12.06(4)    1,089,923  0.85% to 1.20%       0.29%   -6.08%(10) to  -1.20%
 12/31/2010        105,630  11.91 to 12.21       1,288,119  0.85% to 1.10%       0.48%    8.87%     to   9.05%
  4/30/2010         94,238  10.94 to 11.20       1,054,142  0.85% to 1.10%       0.88%   32.17%     to  32.51%
  4/30/2009         86,148   8.28 to  8.45         727,097  0.85% to 1.10%       1.45%  -32.30%     to -32.13%
  4/30/2008         77,706  12.23 to 12.45         966,485  0.85% to 1.10%       1.48%   -8.09%     to  -7.86%
  4/30/2007         44,392  13.31 to 13.51         599,323  0.85% to 1.10%       0.91%   11.80%(6)  to  12.09%(6)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                For the Period Ended December 31 or April 30
----------------------------------------------------------  -----------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment        Total Return
                               Lowest to        Net Assets     Lowest          Income           Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)         Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -------------------------
Foreign Value Portfolio (Class 3)
---------------------------------
 12/31/2011      7,616,670   8.39 to  8.51      64,786,340  0.85% to 1.20%       1.48%  -22.25%(10) to -12.60%
 12/31/2010      6,558,989   9.63 to  9.74      63,868,282  0.85% to 1.10%       1.86%    4.56%     to   4.73%
  4/30/2010      6,529,426   9.21 to  9.30      60,706,930  0.85% to 1.10%       2.38%   28.85%     to  29.18%
  4/30/2009      6,208,269   7.15 to  7.20      44,685,557  0.85% to 1.10%       3.27%  -39.79%     to -39.64%
  4/30/2008      3,247,960  11.87 to 11.93      38,732,779  0.85% to 1.10%       1.64%   -2.48%     to  -2.24%
  4/30/2007      1,412,237  12.17 to 12.20      17,227,088  0.85% to 1.10%       0.51%   21.70%(6)  to  21.99%(6)

Fundamental Growth Portfolio (Class 3)
--------------------------------------
 12/31/2011        422,765   6.48 to  6.70       2,829,282  0.85% to 1.20%       0.00%  -14.02%(10) to  -6.51%
 12/31/2010        480,725   6.94 to  7.16       3,442,185  0.85% to 1.10%       0.00%   11.34%     to  11.55%
  4/30/2010        531,294   6.24 to  6.42       3,410,422  0.85% to 1.10%       0.00%   33.50%     to  33.89%
  4/30/2009        549,106   4.67 to  4.80       2,632,658  0.85% to 1.10%       0.00%  -40.80%     to -40.64%
  4/30/2008        177,756   7.89 to  8.08       1,435,774  0.85% to 1.10%       0.00%    6.18%     to   6.83%
  4/30/2007         11,279   7.43 to  7.56          85,279  0.85% to 1.10%       0.00%    4.81%(6)  to   5.26%(6)

Global Bond Portfolio (Class 3)
-------------------------------
 12/31/2011      1,469,111  17.52 to 18.02      26,445,146  0.85% to 1.20%       2.01%    0.95%(10) to   4.59%
 12/31/2010      1,577,747  16.81 to 17.23      27,168,762  0.85% to 1.10%       3.96%    5.16%     to   5.34%
  4/30/2010      1,619,008  15.98 to 16.35      26,465,854  0.85% to 1.10%       3.16%   10.67%     to  10.95%
  4/30/2009      1,434,506  14.44 to 14.74      21,135,804  0.85% to 1.10%       3.23%   -4.72%     to  -4.48%
  4/30/2008        818,108  15.16 to 15.43      12,619,049  0.85% to 1.10%       0.24%   13.46%     to  13.74%
  4/30/2007        191,065  13.36 to 13.57       2,590,965  0.85% to 1.10%       5.37%    2.58%(6)  to   2.83%(6)

Global Equities Portfolio (Class 3)
-----------------------------------
 12/31/2011        133,917   8.43 to  8.63       1,155,601  0.85% to 1.20%       0.76%  -18.94%(10) to -11.37%
 12/31/2010        146,494   9.53 to  9.74       1,426,354  0.85% to 1.10%       1.57%    8.66%     to   8.74%
  4/30/2010        143,787   8.77 to  8.95       1,287,438  0.85% to 1.10%       2.36%   37.36%     to  37.50%
  4/30/2009        129,923   6.38 to  6.51         846,044  0.85% to 1.10%       2.42%  -41.69%     to -41.62%
  4/30/2008        150,531  10.95 to 11.15       1,678,705  0.85% to 1.10%       1.03%   -3.74%     to  -3.51%
  4/30/2007        112,385  11.38 to 11.56       1,298,904  0.85% to 1.10%       0.40%   16.27%(6)  to  16.66%(6)

Growth Opportunities Portfolio (Class 3)
----------------------------------------
 12/31/2011      3,300,537   5.99 to  6.18      19,802,800  0.85% to 1.20%       0.00%  -14.75%(10) to  -3.44%
 12/31/2010      3,274,795   6.21 to  6.41      20,338,574  0.85% to 1.10%       0.00%    9.70%     to   9.89%
  4/30/2010      3,373,930   5.65 to  5.84      19,069,413  0.85% to 1.10%       0.00%   34.89%     to  35.23%
  4/30/2009      2,777,829   4.18 to  4.33      11,608,941  0.85% to 1.10%       0.00%  -31.65%     to -31.48%
  4/30/2008        191,851   6.10 to  6.34       1,170,449  0.85% to 1.10%       0.00%    2.16%     to   2.42%
  4/30/2007         87,358   5.95 to  6.21         520,946  0.85% to 1.10%       0.00%   -0.96%(6)  to  -0.64%(6)

Growth-Income Portfolio (Class 3)
---------------------------------
 12/31/2011        694,256   9.32 to  9.62       6,662,058  0.85% to 1.20%       0.78%   -2.42%(10) to   7.15%
 12/31/2010        522,961   8.72 to  8.98       4,693,013  0.85% to 1.10%       0.76%    5.92%     to   6.10%
  4/30/2010        572,944   8.23 to  8.46       4,846,592  0.85% to 1.10%       1.05%   30.75%     to  31.07%
  4/30/2009        617,396   6.29 to  6.46       3,984,803  0.85% to 1.10%       1.00%  -37.67%     to -37.51%
  4/30/2008        569,721  10.10 to 10.33       5,885,515  0.85% to 1.10%       0.66%   -5.37%     to  -5.08%
  4/30/2007        101,291  10.67 to 10.89       1,102,657  0.85% to 1.10%       0.21%    8.52%(6)  to   9.30%(6)

High-Yield Bond Portfolio (Class 3)
-----------------------------------
 12/31/2011      2,111,423  16.16 to 16.60      35,021,899  0.85% to 1.20%       8.04%   -2.85%(10) to   3.14%
 12/31/2010      2,404,124  15.72 to 16.09      38,673,554  0.85% to 1.10%       9.48%    6.31%     to   6.49%
  4/30/2010      2,616,062  14.78 to 15.11      39,518,502  0.85% to 1.10%       8.11%   36.42%     to  36.76%
  4/30/2009      2,789,881  10.84 to 11.05      30,816,932  0.85% to 1.10%      12.02%  -25.81%     to -25.62%
  4/30/2008      1,832,333  14.61 to 14.86      27,212,609  0.85% to 1.10%       6.49%   -3.93%     to  -3.69%
  4/30/2007        450,753  15.20 to 15.42       6,950,276  0.85% to 1.10%       4.12%   10.71%(6)  to  10.99%(6)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                For the Period Ended December 31 or April 30
----------------------------------------------------------  -----------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment        Total Return
                               Lowest to        Net Assets     Lowest          Income           Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)         Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -------------------------
International Diversified Equities Portfolio (Class 3)
------------------------------------------------------
 12/31/2011        599,697   7.55 to  7.75       4,648,045  0.85% to 1.20%       1.90%  -22.60%(10) to -15.54%
 12/31/2010        651,102   8.96 to  9.18       5,975,811  0.85% to 1.10%       3.95%    9.50%     to   9.68%
  4/30/2010        686,627   8.19 to  8.37       5,745,607  0.85% to 1.10%       0.99%   33.60%     to  33.93%
  4/30/2009        739,607   6.13 to  6.25       4,621,050  0.85% to 1.10%       4.05%  -42.47%     to -42.33%
  4/30/2008        519,361  10.65 to 10.84       5,626,325  0.85% to 1.10%       1.75%    2.37%     to   2.62%
  4/30/2007        215,249  10.40 to 10.56       2,272,248  0.85% to 1.10%       0.16%   14.62%(6)  to  14.92%(6)

International Growth and Income Portfolio (Class 3)
---------------------------------------------------
 12/31/2011      3,349,655   9.55 to  9.81      32,850,575  0.85% to 1.20%       2.89%  -22.26%(10) to -14.74%
 12/31/2010      3,435,373  11.23 to 11.51      39,518,531  0.85% to 1.10%       3.95%    6.93%     to   7.11%
  4/30/2010      3,640,836  10.50 to 10.74      39,102,219  0.85% to 1.10%       0.00%   34.53%     to  34.87%
  4/30/2009      3,804,703   7.81 to  7.97      30,298,969  0.85% to 1.10%       3.17%  -48.45%     to -48.32%
  4/30/2008      1,501,532  15.14 to 15.41      23,134,118  0.85% to 1.10%       1.28%   -5.39%     to  -5.16%
  4/30/2007        423,527  16.01 to 16.25       6,879,058  0.85% to 1.10%       0.63%   16.72%(6)  to  17.01%(6)

Marsico Focused Growth Portfolio (Class 3)
------------------------------------------
 12/31/2011        317,623   9.85 to  9.99       3,170,730  0.85% to 1.20%       0.11%   -9.03%(10) to  -2.52%
 12/31/2010        296,194  10.13 to 10.25       3,034,983  0.85% to 1.10%       0.22%    8.64%     to   8.83%
  4/30/2010        301,502   9.33 to  9.42       2,839,063  0.85% to 1.10%       0.46%   35.74%     to  36.08%
  4/30/2009        314,756   6.87 to  6.92       2,178,337  0.85% to 1.10%       0.27%  -36.46%     to -36.30%
  4/30/2008        305,656  10.81 to 10.87       3,320,771  0.85% to 1.10%       0.00%    3.19%     to   3.44%
  4/30/2007        203,598  10.48 to 10.51       2,138,576  0.85% to 1.10%       0.00%    4.80%(6)  to   5.06%(6)

MFS Massachusetts Investors Trust Portfolio (Class 3)
-----------------------------------------------------
 12/31/2011      3,118,241  10.31 to 10.73      33,390,332  0.85% to 1.20%       0.49%  -10.26%(10) to  -2.98%
 12/31/2010      2,648,537  10.66 to 11.06      29,288,673  0.85% to 1.10%       0.79%    4.27%     to   4.44%
  4/30/2010      2,600,213  10.23 to 10.59      27,533,113  0.85% to 1.10%       1.03%   33.85%     to  34.19%
  4/30/2009      2,201,312   7.64 to  7.90      17,372,829  0.85% to 1.10%       0.66%  -32.30%     to -32.13%
  4/30/2008         45,027  11.29 to 11.63         523,067  0.85% to 1.10%       0.90%    0.24%     to   0.51%
  4/30/2007         15,110  11.26 to 11.57         174,212  0.85% to 1.10%       0.21%   12.58%(6)  to  12.91%(6)

MFS Total Return Portfolio (Class 3)
------------------------------------
 12/31/2011      6,808,929  15.87 to 16.32     111,079,120  0.85% to 1.20%       2.36%   -4.82%(10) to   0.81%
 12/31/2010      7,873,765  15.79 to 16.19     127,438,495  0.85% to 1.10%       2.72%    4.21%     to   4.38%
  4/30/2010      8,613,941  15.16 to 15.51     133,562,906  0.85% to 1.10%       3.43%   23.40%     to  23.71%
  4/30/2009      9,125,344  12.28 to 12.54     114,373,843  0.85% to 1.10%       3.37%  -21.69%     to -21.50%
  4/30/2008      7,467,400  15.68 to 15.97     119,224,419  0.85% to 1.10%       2.18%   -4.52%     to  -4.28%
  4/30/2007      2,743,739  16.43 to 16.69      45,763,499  0.85% to 1.10%       1.25%   12.13%(6)  to  12.42%(6)

Mid-Cap Growth Portfolio (Class 3)
----------------------------------
 12/31/2011        845,004   9.09 to  9.35       7,862,931  0.85% to 1.20%       0.00%  -15.38%(10) to  -6.96%
 12/31/2010        366,167   9.80 to 10.05       3,675,201  0.85% to 1.10%       0.00%   12.83%     to  13.02%
  4/30/2010        281,931   8.69 to  8.89       2,504,081  0.85% to 1.10%       0.00%   39.17%     to  39.52%
  4/30/2009        222,621   6.24 to  6.37       1,417,554  0.85% to 1.10%       0.00%  -34.07%     to -33.90%
  4/30/2008        163,829   9.47 to  9.64       1,578,667  0.85% to 1.10%       0.03%    1.59%     to   1.85%
  4/30/2007         90,634   9.32 to  9.46         857,521  0.85% to 1.10%       0.00%    2.69%(6)  to   2.94%(6)

Real Estate Portfolio (Class 3)
-------------------------------
 12/31/2011        808,937  28.50 to 29.28      23,668,467  0.85% to 1.20%       0.77%   -4.23%(10) to   6.97%
 12/31/2010        896,420  26.71 to 27.38      24,530,928  0.85% to 1.10%       1.65%    4.70%     to   4.87%
  4/30/2010        940,383  25.51 to 26.10      24,538,873  0.85% to 1.10%       1.63%   55.26%     to  55.65%
  4/30/2009      1,120,199  16.43 to 16.77      18,781,465  0.85% to 1.10%       3.18%  -49.72%     to -49.60%
  4/30/2008        195,450  32.68 to 33.27       6,501,661  0.85% to 1.10%       1.26%  -17.00%     to -16.79%
  4/30/2007        102,154  39.37 to 39.99       4,083,352  0.85% to 1.10%       0.58%   26.23%(6)  to  26.59%(6)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                For the Period Ended December 31 or April 30
----------------------------------------------------------  -----------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment        Total Return
                               Lowest to        Net Assets     Lowest          Income           Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)         Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -------------------------
Small & Mid Cap Value Portfolio (Class 3)
-----------------------------------------
 12/31/2011      4,147,775  10.59 to 10.75      44,564,972  0.85% to 1.20%       0.13%  -15.85%(10) to  -9.00%
 12/31/2010      4,109,354  11.67 to 11.81      48,532,574  0.85% to 1.10%       0.20%    4.45%     to   4.63%
  4/30/2010      4,387,802  11.18 to 11.29      49,530,176  0.85% to 1.10%       0.53%   59.19%     to  59.59%
  4/30/2009      4,937,535   7.02 to  7.07      34,926,394  0.85% to 1.10%       0.23%  -33.50%     to -33.33%
  4/30/2008      1,362,455  10.56 to 10.61      14,456,548  0.85% to 1.10%       0.44%   -7.76%     to  -7.52%
  4/30/2007        908,556  11.44 to 11.47      10,425,086  0.85% to 1.10%       0.05%   14.45%(6)  to  14.75%(6)

Small Company Value Portfolio (Class 3)
---------------------------------------
 12/31/2011      2,899,537   9.51 to  9.64      27,942,383  0.85% to 1.20%       0.23%  -10.53%(10) to  -4.28%
 12/31/2010      2,866,624   9.96 to 10.07      28,873,321  0.85% to 1.10%       0.45%    6.76%     to   6.93%
  4/30/2010      3,141,661   9.33 to  9.42      29,592,411  0.85% to 1.10%       0.51%   49.48%     to  49.86%
  4/30/2009      3,367,697   6.24 to  6.29      21,168,104  0.85% to 1.10%       0.23%  -32.24%     to -32.07%
  4/30/2008      1,666,072   9.21 to  9.25      15,416,331  0.85% to 1.10%       0.00%  -13.70%     to -13.48%
  4/30/2007        314,883  10.67 to 10.70       3,367,814  0.85% to 1.10%       0.00%    6.69%(6)  to   6.96%(6)

Technology Portfolio (Class 3)
------------------------------
 12/31/2011        258,808   2.19 to  2.26(4)      586,022  0.85% to 1.20%       0.00%  -10.46%(10) to  -6.42%(5)
 12/31/2010        320,218   2.33 to  2.42         774,855  0.85% to 1.10%       0.00%   10.18%     to  10.55%
  4/30/2010        316,033   2.12 to  2.19         691,777  0.85% to 1.10%       0.00%   39.38%     to  40.56%
  4/30/2009        287,583   1.52 to  1.56         447,853  0.85% to 1.10%       0.00%  -35.51%     to -35.24%
  4/30/2008        149,648   2.36 to  2.40         359,865  0.85% to 1.10%       0.00%   -1.83%     to  -1.43%
  4/30/2007         16,146   2.40 to  2.44          39,385  0.85% to 1.10%       0.00%    1.36%(6)  to   1.72%(6)

Telecom Utility Portfolio (Class 3)
-----------------------------------
 12/31/2011         93,254  11.91 to 12.23       1,138,993  0.85% to 1.20%       2.19%   -5.86%(10) to   5.10%
 12/31/2010         73,098  11.37 to 11.64         849,771  0.85% to 1.10%       2.69%   11.33%     to  11.51%
  4/30/2010         69,438  10.21 to 10.43         723,892  0.85% to 1.10%       5.09%   34.32%     to  34.66%
  4/30/2009         83,648   7.60 to  7.75         647,657  0.85% to 1.10%       2.67%  -37.85%     to -37.69%
  4/30/2008         58,854  12.23 to 12.44         731,526  0.85% to 1.10%       1.42%    7.16%     to   7.50%
  4/30/2007          2,799  11.41 to 11.57          32,370  0.85% to 1.10%       0.48%   21.19%(7)  to  21.26%(7)

Total Return Bond Portfolio (Class 3)
-------------------------------------
 12/31/2011      5,088,050  19.02 to 19.54      99,250,165  0.85% to 1.20%       1.25%    3.53%(10) to   5.20%
 12/31/2010      4,449,892  18.13 to 18.57      82,619,693  0.85% to 1.10%       2.51%    2.27%     to   2.44%
  4/30/2010      4,202,010  17.73 to 18.13      76,162,443  0.85% to 1.10%       1.76%    9.65%     to   9.93%
  4/30/2009      2,997,955  16.17 to 16.49      49,435,090  0.85% to 1.10%       2.66%    6.03%     to   6.29%
  4/30/2008        189,877  15.25 to 15.52       2,945,070  0.85% to 1.10%       5.88%    1.60%     to   1.85%
  4/30/2007        102,373  15.01 to 15.23       1,559,010  0.85% to 1.10%       3.60%    9.42%(6)  to   9.69%(6)

Invesco Van Kampen V.I. Capital Growth Fund (Series II)
-------------------------------------------------------
 12/31/2011        547,888  10.34 to 10.58       5,785,568  0.85% to 1.20%       0.00%  -14.09%(10) to  -7.18%
 12/31/2010        666,338  11.18 to 11.39       7,580,846  0.85% to 1.10%       0.00%    9.80%     to   9.98%
  4/30/2010        767,800  10.18 to 10.36       7,944,554  0.85% to 1.10%       0.00%   45.23%     to  45.60%
  4/30/2009        772,256   7.01 to  7.12       5,488,421  0.85% to 1.10%       0.00%  -35.91%     to -35.75%
  4/30/2008        877,919  10.94 to 11.08       9,713,264  0.85% to 1.10%       0.16%    5.44%     to   5.71%
  4/30/2007        900,337  10.37 to 10.48       9,424,612  0.85% to 1.10%       0.00%    0.76%     to   1.01%(5)

Invesco Van Kampen V.I. Comstock Fund (Series II)
-------------------------------------------------
 12/31/2011     16,891,729  12.46 to 12.78     215,633,423  0.85% to 1.20%       1.36%  -11.15%(10) to  -2.94%
 12/31/2010     19,127,871  12.87 to 13.17     251,638,506  0.85% to 1.10%       0.00%    7.37%     to   7.55%
  4/30/2010     21,032,261  11.99 to 12.24     257,294,911  0.85% to 1.10%       1.64%   40.23%     to  40.58%
  4/30/2009     23,758,537   8.55 to  8.71     206,766,356  0.85% to 1.10%       2.47%  -34.69%     to -34.53%
  4/30/2008     23,500,551  13.09 to 13.30     312,387,623  0.85% to 1.10%       1.97%  -13.48%     to -13.26%
  4/30/2007     19,886,050  15.13 to 15.34     304,736,859  0.85% to 1.10%       1.25%   14.53%     to  14.82%(5)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                For the Period Ended December 31 or April 30
----------------------------------------------------------  -----------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment        Total Return
                               Lowest to        Net Assets     Lowest          Income           Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)         Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -------------------------
Invesco Van Kampen V.I. Growth and Income Fund (Series II)
----------------------------------------------------------
 12/31/2011     15,734,906  14.10 to 14.49     227,760,765  0.85% to 1.20%       1.00%  -10.74%(10) to  -3.09%
 12/31/2010     17,602,934  14.59 to 14.96     263,027,122  0.85% to 1.10%       0.00%    3.50%     to   3.67%
  4/30/2010     19,037,638  14.10 to 14.43     274,405,440  0.85% to 1.10%       1.30%   40.26%     to  40.61%
  4/30/2009     20,637,120  10.05 to 10.26     211,553,323  0.85% to 1.10%       2.22%  -33.49%     to -33.32%
  4/30/2008     19,029,493  15.12 to 15.39     292,566,735  0.85% to 1.10%       1.67%   -8.76%     to  -8.53%
  4/30/2007     15,346,236  16.57 to 16.82     257,912,123  0.85% to 1.10%       1.60%   14.46%     to  14.75%(5)

Growth and Income Portfolio (Class VC)
-------------------------------------
 12/31/2011     10,291,928  11.44 to 11.73     120,543,506  0.85% to 1.20%       0.68%  -12.93%(10) to  -6.88%
 12/31/2010     12,237,231  12.32 to 12.59     153,938,811  0.85% to 1.10%       0.55%    5.04%     to   5.22%
  4/30/2010     13,672,902  11.73 to 11.97     163,475,589  0.85% to 1.10%       0.92%   38.67%     to  39.02%
  4/30/2009     15,241,513   8.46 to  8.61     131,090,165  0.85% to 1.10%       1.82%  -37.35%     to -37.19%
  4/30/2008     16,144,393  13.50 to 13.71     221,105,034  0.85% to 1.10%       1.28%   -6.87%     to  -6.63%
  4/30/2007     14,981,110  14.50 to 14.68     219,759,130  0.85% to 1.10%       1.25%   11.24%     to  11.52%(5)

Mid Cap Value Portfolio (Class VC)
----------------------------------
 12/31/2011      5,575,464  13.54 to 13.86(4)   77,188,094  0.85% to 1.20%       0.19%  -13.37%(10) to  -4.82%
 12/31/2010      6,800,474  14.25 to 14.57      98,941,298  0.85% to 1.10%       0.40%   11.10%     to  11.28%
  4/30/2010      7,674,773  12.83 to 13.09     100,348,573  0.85% to 1.10%       0.45%   43.62%     to  43.99%
  4/30/2009      8,811,469   8.93 to  9.09      80,026,356  0.85% to 1.10%       1.52%  -36.55%     to -36.40%
  4/30/2008     10,397,065  14.08 to 14.29     148,474,445  0.85% to 1.10%       0.46%  -16.11%     to -15.90%
  4/30/2007      9,734,214  16.78 to 16.99     165,297,895  0.85% to 1.10%       0.49%   17.11%     to  17.40%(5)

Asset Allocation Fund (Class 2)
-------------------------------
 12/31/2011     17,776,821  16.46 to 16.84     299,059,306  0.85% to 1.20%       1.80%   -6.35%(10) to   0.44%
 12/31/2010     20,548,416  16.43 to 16.76     344,228,504  0.85% to 1.10%       1.98%    7.01%     to   7.19%
  4/30/2010     22,456,212  15.36 to 15.64     350,977,590  0.85% to 1.10%       2.21%   25.69%     to  26.00%
  4/30/2009     24,735,961  12.22 to 12.41     306,848,165  0.85% to 1.10%       2.94%  -26.24%     to -26.06%
  4/30/2008     23,973,019  16.57 to 16.79     402,208,968  0.85% to 1.10%       2.19%   -3.24%     to  -3.00%
  4/30/2007     18,214,301  17.12 to 17.31     315,024,276  0.85% to 1.10%       2.14%    9.94%     to  10.21%(5)

Global Growth Fund (Class 2)
----------------------------
 12/31/2011     11,908,185  21.47 to 21.97     261,361,569  0.85% to 1.20%       1.27%  -17.13%(10) to  -9.66%
 12/31/2010     13,281,602  23.83 to 24.32     322,745,750  0.85% to 1.10%       1.49%    9.53%     to   9.71%
  4/30/2010     14,487,215  21.76 to 22.16     320,908,146  0.85% to 1.10%       1.29%   37.68%     to  38.03%
  4/30/2009     15,826,565  15.81 to 16.06     254,008,177  0.85% to 1.10%       2.18%  -34.28%     to -34.12%
  4/30/2008     15,374,374  24.05 to 24.37     374,542,455  0.85% to 1.10%       2.58%    1.92%     to   2.17%
  4/30/2007     12,313,486  23.60 to 23.86     293,600,783  0.85% to 1.10%       0.68%   15.39%     to  15.68%(5)

Growth Fund (Class 2)
---------------------
 12/31/2011     10,468,633  19.40 to 19.85     207,500,378  0.85% to 1.20%       0.59%  -12.83%(10) to  -5.09%
 12/31/2010     12,043,778  20.49 to 20.91     251,575,242  0.85% to 1.10%       0.72%    9.94%     to  10.13%
  4/30/2010     13,360,013  18.64 to 18.99     253,434,644  0.85% to 1.10%       0.60%   38.39%     to  38.74%
  4/30/2009     14,743,935  13.47 to 13.68     201,612,748  0.85% to 1.10%       0.99%  -37.78%     to -37.62%
  4/30/2008     14,604,346  21.64 to 21.94     320,152,992  0.85% to 1.10%       0.78%   -0.02%     to   0.23%
  4/30/2007     13,104,310  21.65 to 21.89     286,621,960  0.85% to 1.10%       0.78%    8.79%     to   9.06%(5)

Growth-Income Fund (Class 2)
----------------------------
 12/31/2011     21,562,653  16.47 to 16.87     363,374,312  0.85% to 1.20%       1.48%   -9.22%(10) to  -2.66%
 12/31/2010     25,263,731  16.97 to 17.33     437,446,407  0.85% to 1.10%       1.49%    5.15%     to   5.32%
  4/30/2010     27,563,259  16.14 to 16.45     453,154,537  0.85% to 1.10%       1.48%   33.77%     to  34.10%
  4/30/2009     30,081,713  12.06 to 12.27     368,806,501  0.85% to 1.10%       2.05%  -34.25%     to -34.09%
  4/30/2008     30,286,402  18.35 to 18.61     563,331,161  0.85% to 1.10%       1.55%   -5.45%     to  -5.21%
  4/30/2007     25,584,037  19.40 to 19.64     502,013,296  0.85% to 1.10%       1.51%   13.27%     to  13.55%(5)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

                    At December 31 or April 30                For the Period Ended December 31 or April 30
----------------------------------------------------------  -----------------------------------------------------
                             Unit Fair Value                 Expense Ratio  Investment        Total Return
                               Lowest to        Net Assets     Lowest          Income           Lowest to
    Year           Units       Highest ($)         ($)      to Highest (1)   Ratio (2)         Highest (3)
--------------   ---------  -----------------  -----------  --------------  ----------  -------------------------
Franklin Income Securities Fund (Class 2)
-----------------------------------------
 12/31/2011      1,407,331  10.70 to 10.79      15,179,584  0.85% to 1.20%    5.53%      -5.54%(10) to   1.52%
 12/31/2010      1,275,194  10.57 to 10.63      13,554,263  0.85% to 1.10%    6.52%       5.93%     to   6.10%
  4/30/2010      1,239,046   9.98 to 10.02      12,413,390  0.85% to 1.10%    6.78%      36.32%     to  36.66%
  4/30/2009      1,082,357   7.32 to  7.33       7,934,838  0.85% to 1.10%    1.46%     -27.67%     to -27.59%
  4/30/2008         64,002           10.12         647,972  0.85% to 1.10%    0.00%       1.22%(8)  to   1.24%(8)
  4/30/2007              -               -               -               -        -                          -

Franklin Templeton Vip Founding Funds Allocation Fund (Class 2)
---------------------------------------------------------------
 12/31/2011      2,561,875   9.09 to  9.18      23,506,395  0.85% to 1.20%    0.02%     -10.47%(10) to  -2.38%
 12/31/2010      2,670,875   9.34 to  9.40      25,104,203  0.85% to 1.10%    2.20%       4.75%     to   4.93%
  4/30/2010      2,744,267   8.91 to  8.96      24,582,687  0.85% to 1.10%    2.39%      34.35%     to  34.69%
  4/30/2009      2,716,589   6.63 to  6.65      18,067,282  0.85% to 1.10%    3.55%     -33.46%     to -33.29%
  4/30/2008         83,158            9.97         829,091  0.85% to 1.10%    0.00%      -0.31%(8)  to  -0.30%(8)
  4/30/2007              -               -               -               -        -           -              -

Real Return Portfolio (Class 3)
-------------------------------
 12/31/2011        573,990  12.23 to 12.24(4)    7,022,566  0.85% to 1.20%    0.00%(9)    2.20%(10) to   5.10%(5)
 12/31/2010        171,457  11.64 to 11.66       1,996,498  0.85% to 1.10%    1.59%(9)    1.35%(9)  to   1.52%(9)
  4/30/2010              -               -               -               -        -                          -
  4/30/2009              -               -               -               -        -                          -
  4/30/2008              -               -               -               -        -                          -
  4/30/2007              -               -               -               -        -                          -

(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolios have been excluded. For additional information on charges and deductions, see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying investment portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year. The ratios for period ended December 31, 2010 are only for eight months unless otherwise noted.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total returns for period ended December 31, 2010 are only for eight months unless otherwise noted.

(4) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(5) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

(6)  For the period from May 1, 2006 (inception) to April 30, 2007.

(7)  For the period from August 28, 2006 (inception) to April 30, 2007.

(8)  For the period from February 4, 2008 (inception) to April 30, 2008.

(9)  For the period from May 3, 2010 (inception) to December 31, 2010.

(10) For the period from May 2, 2011 (inception) to December 31, 2011.

                         AMERICAN HOME ASSURANCE COMPANY


                                NAIC CODE: 19380

                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                         AMERICAN HOME ASSURANCE COMPANY


                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009


                                TABLE OF CONTENTS


Report of Independent Auditors...........................................................................2

Statements of Admitted Assets............................................................................3

Statements of Liabilities, Capital and Surplus...........................................................4

Statements of Operations and Changes in Capital and Surplus..............................................5

Statements of Cash Flow..................................................................................6

Note 1 - Organization and Summary of Significant Statutory Basis Accounting Policies.....................7

Note 2 - Accounting Adjustments to Statutory Basis Financial Statements.................................20

Note 3 - Investments....................................................................................25

Note 4 - Reserves for Losses and LAE....................................................................37

Note 5 - Related Party Transactions.....................................................................43

Note 6 - Reinsurance....................................................................................52

Note 7 - Deposit Accounting Assets and Liabilities......................................................58

Note 8 - Federal Income Taxes...........................................................................60

Note 9 - Pension Plans and Deferred Compensation Arrangements...........................................69

Note 10 - Capital and Surplus and Dividend Restrictions.................................................73

Note 11 - Contingencies.................................................................................75

Note 12 - Other Significant Matters.....................................................................89

Note 13 - Subsequent Events.............................................................................91

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of American Home Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of American Home Assurance Company (the Company) as of December 31, 2011 and 2010, and the related statutory statements of operations and changes in capital and surplus, and cash flow for each of the three years then ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the New York State Department of Financial Services, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for each of the three years then ended December 31, 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years then ended December 31, 2011, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009, the Company adopted SSAP No. 10R, Income Taxes - Revised, A Temporary Replacement to SSAP No. 10, and has reflected the effect of this adoption within Changes in accounting principles on the Statements of Changes in Capital and Surplus.


/s/ PricewaterhouseCoopers LLP

April 25, 2012
New York, New York

                         AMERICAN HOME ASSURANCE COMPANY

                          STATEMENTS OF ADMITTED ASSETS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2011 AND 2010
                                 (000'S OMITTED)


------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                      2011            2010
------------------------------------------------------------------------------------------------------------------

Cash and invested assets:
   Bonds, primarily at amortized cost (fair value:
    2011 - $18,504,022; 2010 - $15,493,142)                                         $  17,761,724  $  15,148,888
   Stocks:
   Common stocks, at fair value adjusted for non-admitted assets
    (cost: 2011 - $63,353; 2010 - $371,153)                                                84,263        397,460
   Preferred stocks, primarily at fair value
    (cost: 2011 - $0; 2010 - $79,211)                                                           -         90,886
   Other invested assets (cost: 2011 - $1,196,504; 2010 - $1,361,568)                   1,440,576      1,574,423
   Derivatives                                                                              1,690              -
   Short-term investments, at amortized cost (approximates fair value)                    377,947      2,439,897
   Cash and cash equivalents                                                               68,584        181,013
   Receivable for securities and other                                                        491          1,146
------------------------------------------------------------------------------------------------------------------
        TOTAL CASH AND INVESTED ASSETS                                                 19,735,275     19,833,713
------------------------------------------------------------------------------------------------------------------


Investment income due and accrued                                                         185,393        189,859
Agents' balances or uncollected premiums:
   Premiums in course of collection                                                       461,753        425,340
   Premiums and installments booked but deferred and not yet due                          344,024        409,915
   Accrued retrospective premiums                                                       1,377,347      1,447,644
Amounts billed and receivable from high deductible policies                                38,112         32,948
Reinsurance recoverable on loss payments                                                  397,299        433,305
Funds held by or deposited with reinsurers                                                 71,893         41,961
Net deferred tax assets                                                                   691,892        782,765
Equities in underwriting pools and associations                                           266,934        544,719
Receivables from parent, subsidiaries and affiliates                                       13,330      1,992,253
Other admitted assets                                                                     317,020        282,173
------------------------------------------------------------------------------------------------------------------

        TOTAL ADMITTED ASSETS                                                       $  23,900,272  $  26,416,595
==================================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY


                 STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2011 AND 2010
                    (000'S OMITTED EXCEPT SHARE INFORMATION)

------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                           2011           2010
------------------------------------------------------------------------------------------------------

                                         LIABILITIES


Reserves for losses and loss adjustment expenses                       $   12,466,514   $  14,383,093
Unearned premium reserves                                                   2,843,572       3,213,423
Commissions, premium taxes, and other expenses payable                        314,840         237,988
Reinsurance payable on paid loss and loss adjustment expenses                  83,233         155,082
Current federal taxes payable to parent                                        23,930          60,666
Funds held by company under reinsurance treaties                            1,196,004         136,869
Provision for reinsurance                                                      78,525          99,443
Ceded reinsurance premiums payable, net of ceding commissions                 388,540         405,324
Deposit accounting liabilities                                                 97,625         189,891
Deposit accounting liabilities - funds held                                     4,848             990
Collateral deposit liability                                                  364,039         404,450
Payable to parent, subsidiaries and affiliates                                 46,427         204,326
Derivatives                                                                         -           4,250
Other liabilities                                                             324,872         247,701
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                        18,232,969      19,743,496
------------------------------------------------------------------------------------------------------

                                     CAPITAL AND SURPLUS


Common capital stock, par value: (2011 - $11.51; 2010 - $15.00),
  1,758,158 shares authorized, 1,695,054 shares issued and
outstanding                                                                    19,504          25,426
Capital in excess of par value                                              4,689,192       6,034,992
Unassigned surplus                                                            507,717         351,265
Special surplus tax - SSAP 10R                                                450,661         260,922
Special surplus funds from retroactive reinsurance                                229             494
------------------------------------------------------------------------------------------------------
  TOTAL CAPITAL AND SURPLUS                                                 5,667,303       6,673,099
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES, CAPITAL, AND SURPLUS                              $   23,900,272   $  26,416,595
======================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

           STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (000'S OMITTED)

---------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                      2011            2010           2009
---------------------------------------------------------------------------------------------------------------
                                         STATEMENTS OF OPERATIONS
Underwriting income:
  Premiums earned                                                $    5,682,158  $    5,648,764  $   6,354,545
---------------------------------------------------------------------------------------------------------------
Underwriting deductions:
  Losses incurred                                                     3,932,805       5,066,245      4,699,991
  Loss adjustment expenses incurred                                     611,264         912,853        768,136
  Other underwriting expenses incurred                                1,668,713       1,674,370      1,646,098
---------------------------------------------------------------------------------------------------------------
Total underwriting deductions                                         6,212,782       7,653,468      7,114,225
---------------------------------------------------------------------------------------------------------------
Net underwriting loss                                                  (530,624)     (2,004,704)      (759,680)
---------------------------------------------------------------------------------------------------------------

Investment income:
  Net investment income earned                                          800,175         769,130        791,263
  Net realized capital gains (net of capital gains taxes:
  2011 - $90,032; 2010 - $169,323; 2009 - $57,389)                      166,901         294,941         93,056
---------------------------------------------------------------------------------------------------------------
Net investment gains                                                    967,076       1,064,071        884,319
---------------------------------------------------------------------------------------------------------------

Net loss from agents' or premium balances charged-off                   (16,296)        (30,549)       (25,860)
Finance and service charges not included in premiums                          -               -          4,596
Other (expense) income                                                  (29,775)         52,746         24,110
---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL          390,381        (918,436)       127,485
INCOME TAXES
Federal income tax benefit                                             (104,195)       (141,920)      (122,307)
---------------------------------------------------------------------------------------------------------------
    NET INCOME (LOSS)                                            $      494,576  $     (776,516) $     249,792
===============================================================================================================
                                      CHANGES IN CAPITAL AND SURPLUS

Capital and surplus, as of December 31, previous year            $    6,673,099  $    5,872,354  $   5,413,173
  Adjustment to beginning surplus                                        26,048         (28,355)       (32,602)
---------------------------------------------------------------------------------------------------------------
Capital and surplus, as of January 1,                                 6,699,147       5,843,999      5,380,571

Changes in accounting principles (refer to Note 2)
    Adoption of SSAP 10R                                                      -               -        272,916
    Adoption of SSAP 43R                                                      -               -        (12,429)
Other changes in capital and surplus:
  Net income (loss)                                                     494,576        (776,516)       249,792
   Change in net unrealized capital gains (net of capital
    gains taxes: 2011 - $3,008; 2010 - $110,099; 2009 -
        $202,913)                                                        44,397        (161,330)      (113,064)
    Change in net deferred income tax                                   659,647        (396,374)        59,354
    Change in non-admitted assets                                      (926,257)        513,237       (318,767)
    Change in SSAP 10R                                                  189,739         (11,994)             -
    Change in provision for reinsurance                                  20,918         (10,819)         6,968
    Capital contribution                                                 67,381       1,947,275        343,286
    Return of capital                                                (1,414,078)              -              -
    Change in par value of common stock                                  (5,922)              -              -
    Dividends to stockholder                                           (137,458)       (301,343)             -
    Other surplus adjustments                                            (3,246)          1,494         (7,211)
    Foreign exchange translation                                        (21,541)         25,470         10,938
---------------------------------------------------------------------------------------------------------------
    Total changes in capital and surplus                             (1,031,844)        829,100        231,296
---------------------------------------------------------------------------------------------------------------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                          $    5,667,303  $    6,673,099  $   5,872,354
===============================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                             STATEMENTS OF CASH FLOW
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (000'S OMITTED)

----------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                                2011           2010          2009
----------------------------------------------------------------------------------------------------------------------
                                                     CASH FROM OPERATIONS
Premiums collected, net of reinsurance                                     $   5,411,186  $   5,414,448  $  6,306,324
Net investment income                                                            779,881        851,466       743,343
Miscellaneous (expense) income                                                   (86,020)        16,466        (2,769)
----------------------------------------------------------------------------------------------------------------------
  SUB-TOTAL                                                                    6,105,047      6,282,380     7,046,898

Benefit and loss related payments                                              3,905,372      4,340,008     4,597,184
Payment to an affiliate under the asbestos loss portfolio transfer               783,818             -             -
Commission and other expense paid                                              2,363,249      2,416,351     2,520,462
Dividends paid to policyholders                                                       -              -            233
Federal and foreign income taxes paid (recovered)                                 28,206       (370,410)     (296,845)
----------------------------------------------------------------------------------------------------------------------

  NET CASH (USED IN) PROVIDED FROM OPERATIONS                                   (975,598)      (103,569)      225,864
----------------------------------------------------------------------------------------------------------------------
                              CASH FROM INVESTMENTS
Proceeds from investments sold, matured, or repaid:
  Bonds                                                                        4,992,080      5,421,569     4,332,397
  Stocks                                                                         545,819      1,385,481     1,731,884
  Other                                                                          392,513        130,972       222,781
----------------------------------------------------------------------------------------------------------------------
  TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID                     5,930,412      6,938,022     6,287,062
----------------------------------------------------------------------------------------------------------------------

Cost of investments acquired:
  Bonds                                                                        7,448,761      4,509,137     6,666,144
  Stocks                                                                           9,769        622,754       496,025
  Other                                                                          250,178        240,465       107,966
----------------------------------------------------------------------------------------------------------------------
  TOTAL COST OF INVESTMENT ACQUIRED                                            7,708,708      5,372,356     7,270,135
----------------------------------------------------------------------------------------------------------------------
  NET CASH (USED IN) PROVIDED FROM INVESTING  ACTIVITIES                      (1,778,296)     1,565,666      (983,073)
----------------------------------------------------------------------------------------------------------------------

                  CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Capital contribution                                                           1,942,747              -        91,418
Return of capital                                                             (1,414,078)             -            -
Change in par value of common stock                                               (5,922)             -            -
Dividends to stockholder                                                        (110,000)      (301,343)           -
Intercompany receivable and payable, net                                        (116,100)       169,364       771,557
Net deposit on deposit-type contracts and other insurance                         (1,723)        13,312        74,417
Equities in underwriting pools and association                                   356,715          6,643       125,605
Collateral deposit liability                                                     (40,411)       (13,384)       31,448
Other                                                                            (31,713)      (103,508)      (26,266)
----------------------------------------------------------------------------------------------------------------------

  NET CASH PROVIDED FROM (USED IN) FINANCING AND MISCELLANEOUS ACTIVITIES        579,515       (228,916)    1,068,179
----------------------------------------------------------------------------------------------------------------------

  NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                               (2,174,379)     1,233,181       310,970
Cash and short-term investments:
  Beginning of year                                                            2,620,910      1,387,729     1,076,759
----------------------------------------------------------------------------------------------------------------------
  END OF YEAR                                                              $     446,531  $   2,620,910  $  1,387,729
======================================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

A.    ORGANIZATION

      American Home Assurance Company (the Company or American Home) is a direct wholly-owned subsidiary of Chartis U.S., Inc., a Delaware corporation, which is in turn owned by Chartis, Inc. (Chartis), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Note 5 for information about recent developments regarding AIG and Chartis, Inc.

     Chartis conducts the general insurance operations of AIG. Chartis presents its financial information in two operating segments -- commercial insurance and consumer insurance - with the supporting claims, actuarial, and underwriting disciplines integrated into these two major business segments.

     On January 17, 2012, Chartis announced that it had aligned its geographic structure to enhance execution of its commercial and consumer strategies and to add greater focus on its growth economies initiatives. Under this framework, Chartis is organized under three major geographic areas: the Americas, Asia and EMEA (Europe, Middle East and Africa). Previously, Chartis was organized in four geographic areas: the United States & Canada, Europe, the Far East, and Growth Economies (primarily consisting of Asia Pacific, the Middle East, and Latin America). This had no impact on the Company.

     The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk solution operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

     The Company remains diversified both in terms of classes of business and geographic locations. For calendar year 2011, 21.9 percent of its net premiums written represented workers' compensation business. Relative to geographic location, 86.4 percent of the Company's direct premiums written were foreign sourced, the majority of which was Japan based. U.S. resident business accounted for 13.6 percent of the Company's direct writings. No state accounted for more than 5.0 percent of such premiums.

     The Company is party to that certain Amended and Restated Inter-company Pooling Agreement, dated October 1, 2011 among the companies listed below (the Admitted Pooling Agreement), which nine companies are each a member of the Admitted Companies Pool (the Admitted Pool) governed by the Admitted Pooling Agreement. The changes to the Admitted Companies Pooling Agreement were not material and were intended to clarify certain provisions and to consolidate and modernize the 1978 agreement with 14 addenda into one document. The

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     member  companies,  their National  Association of Insurance  Commissioners
     (NAIC) company codes, inter-company pooling percentages and states of domicile are as follows:

                                                                                   POOL
                                                                       NAIC    PARTICIPATION    STATE OF
    COMPANY                                                           CO CODE    PERCENTAGE     DOMICILE
    --------                                                          -------  -------------  -------------
(1) National Union Fire Ins. Co. of Pittsburgh, Pa. (National Union)*  19445        38%       Pennsylvania
(2) American Home                                                      19380        36%         New York
(3) Commerce and Industry Insurance Company  (C&I)                     19410        11%         New York
(4) Chartis Property Casualty Company (Chartis PC)                     19402         5%       Pennsylvania
(5) New Hampshire Insurance Company (New Hampshire)                    23841         5%       Pennsylvania
(6) The Insurance Company of the State of Pennsylvania (ISOP)          19429         5%       Pennsylvania
(7) Chartis Casualty Company                                           40258         0%       Pennsylvania
(8) Granite State Insurance Company                                    23809         0%       Pennsylvania
(9) Illinois National Insurance Co.                                    23817         0%         Illinois
* Lead Company

      The accompanying financial statements include the Company's U.S. operation and the operation of its Japan branch and its participation in the Chartis Overseas Association (the Association).

      The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

      The Company has significant transactions with AIG and affiliates and participates in the Admitted Pool. Refer to Note 5 for additional information.

B.    SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

      PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:

      The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (formerly the Insurance Department of the State of New York) (NY SAP).

      NY SAP recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Law. The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. The Superintendent of the New York State Department of Financial Services (the Superintendent) has the right to permit other specific practices that deviate from prescribed practices.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      NY SAP has adopted certain accounting practices that differ from those set forth in NAIC SAP; specifically the prescribed practices of (1) allowing the discounting of workers compensation known case loss reserves on a non-tabular basis; under NAIC SAP, non-tabular discounting of reserves is not permitted; and (2) NY SAP Regulation 20 (Regulation 20) allows certain offsets to the provision for reinsurance that are not permitted under NAIC SAP.

      A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by NY SAP is shown below:

-------------------------------------------------------------------------------------------------
DECEMBER 31,                                                2011           2010         2009
-------------------------------------------------------------------------------------------------
Net income (loss) , NY SAP                              $    494,576  $   (776,516) $    249,792
State prescribed practices - addition (deduction):
  Non-tabular discounting                                     60,114       (27,631)      (89,222)
-------------------------------------------------------------------------------------------------
NET INCOME (LOSS), NAIC SAP                             $    554,690  $   (804,147) $    160,570
==================================================================================================
Statutory surplus, NY SAP                               $  5,667,303  $  6,673,099  $  5,872,354
State prescribed or permitted practices - (charge):
  Non-tabular discounting                                   (384,510)     (444,624)     (416,993)
  Credits for reinsurance                                    (94,824)     (172,413)     (190,105)
-------------------------------------------------------------------------------------------------
STATUTORY SURPLUS, NAIC SAP                             $  5,187,969  $  6,056,062  $  5,265,256
==================================================================================================

      With the concurrence of the New York State Department of Financial Services (NY DFS), the Company has discounted certain of its asbestos reserves, specifically, those for which future payments have been identified as fixed and determinable.

      The use of all the aforementioned prescribed practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2011, 2010 and 2009 reporting periods.

      STATUTORY   ACCOUNTING   PRACTICES  AND  GENERALLY   ACCEPTED   ACCOUNTING
      PRINCIPLES:

      NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and NY SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Under GAAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

      b.    Statutory  basis  adjustments,   such  as  non-admitted  assets  and
            unauthorized reinsurance, are restored to surplus;

      c. The equity in earnings of affiliates with ownership between 20.0 percent and 50.0 percent is included in net income, and investments in subsidiaries with greater than 50.0 percent ownership are consolidated;

      d. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

      e. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading and fair value option securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

      f. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

      g. Insurance and reinsurance contracts recorded as retroactive require the deferral and amortization of accounting gains over the settlement period of the ceded claim recoveries. Losses are recognized in the Statements of Operations;

      h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the Statements of Operations;

      i. For structured settlements in which the reporting entity has not been legally released from its obligation with the claimant (i.e. remains as the primary obligor), GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity and to present an asset for the amounts to be recovered from such annuities;

      j. Entities termed variable interest entities (VIEs) in which equity investors do not have the characteristics of controlling interest, or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, are subject to consolidation by the entity that will absorb the majority of the VIE's expected losses or residual returns, if they occur;

      k. Investments in limited partnerships, hedge funds and private equity interests over which the Company has influence are accounted for using the equity method with changes in interest included in net realized

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            investment gains. Interest over which the Company does not have influence are reported, net of tax, as a component of accumulated other comprehensive income in shareholder's equity; and

      l. The statement of cash flow defers in certain respects from the presentation required under NAIC, including the presentation of changes in cash and cash equivalents.

      Under NAIC SAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed;

      b.    Statutory  basis  adjustments,   such  as  non-admitted  assets  and
            unauthorized reinsurance are charged directly to surplus;

      c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments which is reported directly in surplus. Dividends are reported as investment income;

      d. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

      e. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or fair value;

      f. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

      g. Insurance and reinsurance contracts recorded as retroactive receive special accounting treatment. Gains and losses are recognized in the Statements of Operations and surplus is segregated to the extent gains are recognized. Certain retroactive intercompany reinsurance contracts are accounted for as prospective reinsurance if there is no gain in surplus as a result of the transaction;

      h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance;

      i. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity;

      j.    NAIC SAP does not require consolidation of VIEs;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      k. Investments in partnerships, hedge funds and private equity interests are carried at the underlying GAAP equity with results from operations reflected in unrealized gains and losses in the Statements of Changes in Capital and Surplus; and

      l. The statutory statement of cash flow defers in certain respects from the GAAP presentation, including the presentation of changes in cash and short term investments instead of cash equivalents and certain miscellaneous sources are excluded from operational cash flows.

      The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.


      SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:

      A summary of the Company's significant statutory accounting practices are as follows:

      Use of Estimates: The preparation of financial statements in conformity with NY SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. NY SAP also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for loss and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

      Invested Assets: The Company's invested assets are accounted for as follows:

      o Cash, Cash Equivalents and Short-term Investments: The Company considers all highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates fair value (as designated by the NAIC Capital Markets and Investment Analysis Office formerly known as NAIC Securities Valuation Office). Cash is in a negative position when outstanding checks exceed cash-on-hand in operating bank accounts. The Company maximizes its investment return by investing a significant amount of cash-on-hand in short term investments. Short term investments are recorded separately from cash in the accompanying financial statements. The Company funds cash accounts daily using funds from short term investments. As required by the NAIC SAP, the negative cash balance is presented as an asset. Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

      o Bonds: Bonds with an NAIC designation of 1 and 2 are carried at amortized cost using the scientific method. Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or fair value. Bonds that have not been filed with the NAIC Capital Markets and Investment Analysis Office within one year of purchase receive a "6*" rating and are carried at zero value, with a charge to unrealized investment loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            Bonds filed with the NAIC Capital Markets and Investment Analysis Office which receive a "6*" can carry a value greater than zero. If a bond is determined to have an other-than-temporary impairment
            (OTTI) in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains (Losses) as a realized loss.

            In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

            Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2011 and 2010, the fair value of the Company's loan-backed and structured securities approximated $3,936,226 and $597,315, respectively. Loan-backed and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

            As described in Note 2 - Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP No. 43R (Revised), Loan-backed and Structured Securities (SSAP 43R). Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

      o Common and Preferred Stocks: Unaffiliated common stocks are carried principally at fair value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at fair value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100 percent mandatory sinking fund or paid in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or fair value.

            Investments in non-publicly traded affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The Company's share of undistributed earnings and losses of the affiliates are reported in the Unassigned Surplus as unrealized gains and losses.

      o Other Invested Assets: Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains/(Losses) as a realized loss. Investments in collateral loans are carried at their outstanding principal balance plus related accrued interest, less impairments, if any, and are admitted assets to the extent the fair value of the underlying collateral value equals or exceeds 100 percent of the recorded loan balance.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      o Derivatives: The fair values of derivatives are determined using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company's cross-currency swaps are accounted for under SSAP No. 86, entitled "Accounting for Derivative Instruments and Hedging Transactions" (SSAP 86). None of the cross-currency swaps meet the hedging requirements under SSAP 86, and therefore the change in fair value of such derivatives are recorded as unrealized gains or losses in Unassigned Surplus in the Statements of Operations and Changes in Capital and Surplus. When the contract expires, realized gains and losses are recorded in investment income.

      o Net Investment Gains: Net investment gains consist of net investment income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of the specific identification.

            Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2011 and 2010, no material amount of investment income due and accrued was determined to be uncollectible or non-admitted.

      o Unrealized Gains (Losses): Unrealized gains (losses) on all stocks, bonds carried at fair value, joint ventures, partnerships, derivatives and foreign currency translation are credited or charged to Unassigned Surplus.

     Other Than Temporary Impairment:

     The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of their investment portfolio.

     The Company's policy for determining OTTI has been established in accordance with the prescribed NAIC SAP guidance, including SSAP 43R, SSAP No. 26 - Bonds, Excluding Loan Backed and Structured Securities, SSAP No 30 - Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities), SSAP No 48 -- Joint Ventures, Partnerships and Limited Liability Companies, and INT 06-07 Definition of Phrase "Other Than Temporary".

     For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. If a bond is determined to have OTTI in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Losses. In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            - Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer); or

            - The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

            -     The  Company  may  not  realize  a  full   recovery  on  their
                  investment, irrespective of the occurrence of one of the foregoing events.

      Common and preferred stock investments whose fair value is less than their book value for a period greater than twelve months are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

            -     The  Company  may  not  realize  a  full   recovery  on  their
                  investment;

            -     Fundamental credit issues of the issuer;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Limited partnership investments whose fair value is less than its book value for a period greater than twelve months with a significant unrealized loss are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider include:

            - An order of liquidation or other fundamental credit issues with the partnership;

            - Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

            - Evaluation of the current stage of the life cycle of the investment;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Revenue Recognition: Direct written premiums are primarily earned on a pro-rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in SSAP No. 65, Property and Casualty Contracts (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

      Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, Retrospectively Rated Contracts (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to written and earned premiums. The Company establishes non-admitted assets for 100 percent of amounts recoverable where any agent's balance or uncollected premium has been classified as non-admitted and thereafter for 10 percent of any amounts recoverable not offset by retrospectively return premiums or collateral. At December 31, 2011 and 2010, accrued premiums related to the Company's retrospectively rated return contracts amounted to $1,377,347 and $1,447,644, respectively, net of non-admitted premium balances of $58,213 and $55,910, respectively.

      Net written premiums that were subject to retrospective rating features were as follows:

      --------------------------------------------------------------------------
      For the years ended December 31,           2011         2010        2009
      --------------------------------------------------------------------------
      Net written premiums subject to
        retrospectively rated premiums        $  350,717   $  522,917  $ 526,445
      Percentage of total net written
        premiums                                     6.6%        10.1%       8.7%
      --------------------------------------------------------------------------

      Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, Property and Casualty Contracts -- Premiums (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0 percent of this excess amount) is recorded.

      In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its unearned premium reserves. A premium deficiency liability is established if the premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

      For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

      For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original warranty provided by the equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

      Reinsurance: Ceded premiums, commissions, expense reimbursements and reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

      Retroactive Reinsurance: Retroactive reinsurance reserves are reported separately in the balance sheet. Gains or losses are recognized in the
      Statements of Operations and Changes in Capital and Surplus as part of Other Income. Surplus gains are reported as segregated unassigned surplus until the actual retroactive reinsurance recovered exceeds the consideration paid.

      Deposit Accounting: Assumed and ceded reinsurance contracts which based on internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP 62R, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if i) the assuming company is licensed, accredited or qualified by NY DFS; or ii) the collateral (i.e.: funds withheld, letters of credit or trusts provided by the reinsurer) meets all the requirements of NY SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to other gain in the Statements of Operations and Changes in Capital and Surplus.

      High Deductible Policies: In accordance with SSAP 65, the Company establishes loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2011 and 2010, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,698,960 and $3,637,096, respectively.

      The Company establishes a non-admitted asset for 10 percent of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100 percent of paid loss recoverables where no collateral is held. As of December 31, 2011 and 2010, the net amount billed and recoverable on paid claims was $63,117 and $66,818, respectively, of which $25,005 and $33,870, respectively, were non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

      Foreign Property Casualty Business: As agreed with the NY DFS, the Company accounts for its participation in the business of the Association by (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the
      Statements of Operations and Changes in Capital and Surplus its participation in the results of underwriting and investment income; and,
      (c) recording in the statements of admitted assets and liabilities, capital and surplus, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in Equities in Underwriting Pools and Associations.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Commissions and Underwriting Expenses: Commissions, premium taxes, and certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in Other Underwriting Expenses Incurred. In accordance with SSAP 62R, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

      Reserves for Losses and LAE: The reserves for losses and LAE, including IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

      The Company discounts its loss reserves on workers' compensation claims as follows:

      The calculation of the Company's workers' compensation tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5 percent interest rate. As of December 31, 2011 and 2010, the Company's tabular discount amounted to $202,786 and $284,288, respectively, all of which were applied against the Company's case reserves.

      The calculation of the Company's workers' compensation non-tabular discount is based upon the Company's own payout pattern and a 5.0 percent interest rate as prescribed by NY SAP. As of December 31, 2011 and 2010, the Company's non-tabular discount amounted to $384,510 and $444,624, respectively, all of which were applied against the Company's case reserves. As of December 31, 2011 and 2010, the discounted reserves for losses (net of reinsurance) were $1,704,799 and $1,770,687, respectively.

      Foreign Exchange: Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in Other Income in the Statements of Operations and Changes in Capital and Surplus.

      Statutory Basis Reserves: Certain required statutory basis reserves, principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

      Policyholders' Dividends: Dividends to policyholders are charged to income as declared.

      Capital and Surplus: Common capital stock and capital in excess of par value represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholder.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Non-Admitted Assets: Certain assets, principally electronic data processing (EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all of the NY DFS requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are directly charged to Unassigned Surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. For the years ended December 31, 2011 and 2010, depreciation and amortization expense amounted to $14,394 and $18,468, and accumulated depreciation as of
      December   31,  2011  and  2010   amounted  to  $153,908   and   $139,515,
      respectively.

      Reclassifications: Certain balances contained in the 2010 and 2009 financial statements have been reclassified to conform to the current year's presentation.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 2 - ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS

A.   CHANGE IN ACCOUNTING PRINCIPLES:

In 2011, the Company adopted the following change in accounting principles:

SSAP 35R

The Company adopted SSAP 35 -- Revised - Guaranty Fund and Other Assessments (SSAP 35R) effective for the reporting period beginning January 1, 2011. Under the new guidance, entities subject to assessments would recognize liabilities only when all of the following conditions would be met:

      1. An assessment has been imposed or information available prior to the issuance of the statutory financial statements indicates that it is probable that an assessment will be imposed;

      2. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the statutory financial statements; and

      3.    The amount of the assessment can be reasonably estimated.

For premium based assessments, the amount to be accrued would be based only on current year premiums written and not estimated future premiums written.

Under SSAP 35R, accounting for guaranty fund assessments would be determined in accordance with the type of guaranty fund assessment imposed. Additionally, SSAP 35R allows the anticipated recoverables from policy surcharges and premium tax offsets from accrued liability assessments to be an admitted asset.

The adoption of SSAP 35R did not impact the Company's surplus as the accrual was consistent with the new guidelines.

In 2010, the Company adopted the following change in accounting principles:

SSAP 100

The Company adopted SSAP No. 100, Fair Value Measurements (SSAP 100), effective for reporting periods ending December 31, 2010 and thereafter. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. There were no changes in surplus as a result of this adoption.

In 2009, the Company adopted the following changes in accounting principles:

SSAP 43R

In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP 43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 statutory-basis financial statements, net of the related tax effect:

                                                        Direct (Charge) or
                                                             Credit to
                                                        Unassigned Surplus
                                                       -------------------

Gross cumulative effect adjustment (CEA)
- Net increase in the amortized cost of
loan-backed and structured
securities at adoption                                 $          (19,122)

Deferred tax on gross CEA                                           6,693
                                                       -------------------

Net cumulative effect of Change in Accounting
Principle included in the Statement of Capital
and Surplus                                            $          (12,429)
                                                       ===================

SSAP 10R

On December 7, 2009, the NAIC voted to approve SSAP No. 10R, Income Taxes -- Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010 interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


In its 2009 annual filing, the Company admitted additional deferred tax assets of $272,916 as a result of the adoption of SSAP 10R.

B.    OTHER ADJUSTMENTS TO SURPLUS:

The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the Assets, Liabilities, and Capital and Surplus as reported in the Company's 2010, 2009 and 2008 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in after tax statutory (charges) credits that in accordance with SSAP No. 3 Accounting Changes and Correction of Errors, have been reported as an adjustment to Unassigned Surplus as of January 1, 2011, 2010 and 2009. The impact of these adjustments on policyholder surplus as of January 1, 2011, 2010 and 2009 is as follows:

----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS        ASSETS        TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2010                                   $   6,673,099  $  26,416,595    $    19,743,496
Adjustments to beginning Capital and Surplus:
   Asset realization (includes $897 of deemed capital
    contribution)                                                     47,679         47,679                -
   Liability correction                                              (23,911)           -               23,911
   Income taxes                                                        2,280          2,280                -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS             26,048         49,959             23,911
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2011, AS ADJUSTED                        $   6,699,147  $  26,466,554    $    19,767,407
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization - The increase in net admitted assets is primarily the result of: (a) a pooling correction in equities and deposits in pools and associations;
(b) an adjustment of an intangible asset; and (c) miscellaneous reserve adjustments; partially offset by (d) a miscellaneous non-admitted asset adjustment; (e) a correction of non-admitted assets related to retro premium and high deductible recoverable; and (f) other small miscellaneous adjustments.

Liability correction - The increase in total liabilities is primarily the result of: (a) an increase in IBNR as a result of the reversal of asbestos reserves related to coverage in place agreements; and (b) adjustment of paid losses and loss reserves; partially offset by (c) miscellaneous reserve adjustments; and
(d) other small miscellaneous adjustments.

Income taxes - The increase in taxes is primarily the result of: (a) adjustments to the current tax assets and tax liabilities, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS         ASSETS      TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2009                                   $   5,872,354  $   25,002,928  $      19,130,574
Adjustments to beginning Capital and Surplus:
    Asset realization                                                  2,147           2,147               -
    Liability correction                                             (23,800)            -               23,800
    Income taxes                                                      (6,702)         (6,702)              -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS            (28,355)         (4,555)            23,800
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2010, AS ADJUSTED                        $   5,843,999  $   24,998,373  $      19,154,374
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization - The increase in net admitted assets is primarily the result of (a) an increase in equities and deposits in pools and associations resulting from miscellaneous 2009 audit adjustments identified at the Association after the filing of the Company's 2009 financial statements; partially offset by (b) a decrease in miscellaneous accounts receivable that should have been recorded in prior periods; and (c) other small miscellaneous adjustments.

Liability correction - The increase in total liabilities is primarily the result of (a) an increase in loss reserves to correct prior year calculations related to insolvent reinsurers and commuted reinsurance agreements; (b) an increase in IBNR; (c) a correction of deposit liability balances; and (d) other small miscellaneous adjustments.

Income taxes - The (increase)/decrease in taxes is primarily the result of (a) adjustments to the deferred tax inventory, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS         ASSETS      TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2008                                   $   5,413,173  $   25,417,968  $      20,004,795
Adjustments to beginning Capital and Surplus:
    Asset realization                                                 30,679          30,679                -
    Liability correction                                             (97,307)            -               97,307

    Federal income taxes (includes $5,044 of deemed capital
       contribution)                                                  34,026          34,026                -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS            (32,602)         64,705             97,307
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED                        $   5,380,571  $   25,482,673  $      20,102,102
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset  realization - The increase in admitted assets is primarily the result of:
(a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and (c) increases to the carrying values of certain affiliates.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


Liability  correction - The increase in  liabilities is primarily the result of:
(a) adjustments to historical carried case and unearned premium reserves; (b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and (d) several remediation-related reinsurance accounting adjustments (including reconciliation adjustments and insolvency/commutation write-offs).

Income taxes - The decrease in federal  income taxes is primarily the result of:
(a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in non-admitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and (e) tax deduction for nontaxable book gain.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table presents the carrying values and statutory fair values of the Company's financial instruments as of December 31, 2011 and 2010.

                                                     2011                         2010
----------------------------------------------------------------------------------------------------
                                           CARRYING       STATUTORY      CARRYING       STATUTORY
                                             VALUE        FAIR VALUE       VALUE        FAIR VALUE
---------------------------------------  -----------------------------------------------------------
Assets:
  Bonds                                  $  17,761,724  $  18,504,022  $  15,148,888  $  15,493,142
  Common stocks                                 84,263         84,263        397,460        397,460
  Preferred stocks                                   -              -         90,886         90,886
  Other invested assets                      1,440,576      1,440,576      1,574,423      1,574,423
  Derivative asset                               1,690          1,690              -              -
  Cash, cash equivalents and short-term
   investments                                 446,531        446,531      2,620,910      2,620,910
  Receivable for securities and other              491            491          1,146          1,146
  Equities in underwriting pools and
  associations                                 266,934        266,934        544,719        544,719
Liabilities:
  Derivative liability                   $           -  $           -  $       4,250  $       4,250
  Collateral deposit liability                 364,039        364,039        404,450        404,450
----------------------------------------------------------------------------------------------------

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

      o The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or the NAIC Capital Markets and Investment Analysis Office, formerly known as NAIC Securities Valuation Office.

      o     The statutory  fair values of affiliated  common stocks are based on
            the  underlying   equity  of  the  respective   entity's   financial
            statements.

      o Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

      o The fair values of derivatives are valued using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

      o The carrying value of all other financial instruments approximates fair value.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

The carrying values and fair values of the Company's bond investments as of December 31, 2011 and 2010 are outlined in the table below:

---------------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS          GROSS
                                                                    CARRYING      UNREALIZED     UNREALIZED      FAIR
                                                                     VALUE *        GAINS          LOSSES        VALUE
---------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2011
  U.S. governments                                                $  1,202,854   $     51,880   $        30   $  1,254,704
  All other governments                                                866,122         34,145         3,898        896,369
  States, territories and possessions                                1,773,975        155,847           -        1,929,822
  Political subdivisions of states, territories and possessions      2,172,432        156,627           352      2,328,707

  Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and
  their political subdivisions                                       5,430,054        343,906        10,153      5,763,807
  Industrial and miscellaneous                                       6,316,287        169,838       155,512      6,330,613
---------------------------------------------------------------------------------------------------------------------------
     TOTAL BONDS, AS OF DECEMBER 31, 2011                         $ 17,761,724   $    912,243   $   169,945   $ 18,504,022
===========================================================================================================================

---------------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS         GROSS
                                                                   CARRYING      UNREALIZED     UNREALIZED       FAIR
                                                                    VALUE *         GAINS         LOSSES         VALUE
---------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2010
  U.S. governments                                                $  1,305,760   $    15,665    $    8,631   $  1,312,794
  All other governments                                                567,033        17,293         1,187        583,139
  States, territories and possessions                                2,097,245       106,740         4,276      2,199,709
  Political subdivisions of states, territories and   possessions    2,808,873        95,840        13,723      2,890,990

  Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and
  their political subdivisions                                       6,238,798       198,038        59,040      6,377,796
  Industrial and miscellaneous                                       2,131,179        58,156        60,621      2,128,714
---------------------------------------------------------------------------------------------------------------------------
     TOTAL BONDS, AS OF DECEMBER 31, 2010                         $ 15,148,888   $   491,732    $  147,478   $ 15,493,142
===========================================================================================================================

At December 31, 2011 the Company held hybrid securities with a fair value of $53,235 and carrying value of $52,281. At December 31, 2010 the fair value was $74,956 and the carrying value was $66,182. These securities are included in Industrial and miscellaneous.



--------------------
* Includes bonds with NAIC designation of 3 to 6 that are reported at the lower of amortized cost or fair value. As of December 31, 2011 and 2010, the carrying value of those bonds amounted to $318,273 and $136,966, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The carrying values and fair values of bonds at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.


-----------------------------------------------------------------------
                                             CARRYING
                                              VALUE*       FAIR VALUE
-----------------------------------------------------------------------
Due in one year or less                   $     470,555  $     472,304
Due after one year through five years         8,273,233      8,731,654
Due after five years through ten years        3,340,837      3,562,914
Due after ten years                           1,691,587      1,800,924
Structured securities                         3,985,512      3,936,226
-----------------------------------------------------------------------
 TOTAL BONDS                              $  17,761,724  $  18,504,022
=======================================================================


Proceeds from sales and gross realized gains and gross realized losses were as follows:


FOR THE YEARS ENDED DECEMBER 31,             2011                         2010                        2009
----------------------------------------------------------------------------------------------------------------------
                                                    EQUITY                     EQUITY                      EQUITY
                                      BONDS       SECURITIES       BONDS      SECURITIES      BONDS      SECURITIES
-------------------------------------------------------------  --------------------------- ---------------------------
Proceeds from sales               $   3,979,210  $   104,040   $  4,652,824  $  1,078,800  $  3,921,920  $  1,636,318
Gross realized gains                    168,725       14,425         99,350       536,459        36,760       628,427
Gross realized losses                    (9,904)        (363)       (28,656)      (15,017)      (46,196)     (225,886)
----------------------------------------------------------------------------------------------------------------------

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The cost, fair value and carrying value of the Company's common and preferred stocks as of December 31, 2011 and 2010 are set forth in the table below:

                                       DECEMBER 31, 2011
----------------------------------------------------------------------------------
                        COST OR     GROSS       GROSS
                      AMORTIZED   UNREALIZED  UNREALIZED     FAIR      CARRYING
                         COST       GAINS       LOSSES       VALUE       VALUE
----------------------------------------------------------------------------------
Common stocks:
 Affiliated           $   40,792  $   21,832  $    5,602  $   57,022  $   57,022
 Non-affiliated           22,561       6,312       1,632      27,241      27,241
----------------------------------------------------------------------------------
  TOTAL               $   63,353  $   28,144  $    7,234  $   84,263  $   84,263
==================================================================================

Preferred stocks:
 Non-affiliated       $        -  $        -  $        -  $        -  $        -
----------------------------------------------------------------------------------
  TOTAL               $     -     $     -     $     -     $    -      $     -
==================================================================================


                                      DECEMBER 31, 2010
----------------------------------------------------------------------------------
                        COST OR      GROSS      GROSS
                       AMORTIZED  UNREALIZED  UNREALIZED    FAIR       CARRYING
                         COST        GAINS      LOSSES      VALUE       VALUE
----------------------------------------------------------------------------------
Common stocks:
 Affiliated           $  339,955  $   33,987  $   16,219  $  357,723   $ 357,723
 Non-affiliated           31,198       8,867         328      39,737      39,737
----------------------------------------------------------------------------------
  TOTAL               $  371,153  $   42,854  $   16,547  $  397,460   $ 397,460
==================================================================================

Preferred stocks:
 Non-affiliated       $   79,211  $   11,675  $        -  $   90,886   $  90,886
----------------------------------------------------------------------------------
  TOTAL               $   79,211  $   11,675  $    -      $   90,886   $  90,886
==================================================================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The fair value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2011 and 2010 is set forth in the table below:

                                   LESS THAN 12 MONTHS         12 MONTHS OR LONGER            TOTAL
----------------------------------------------------------------------------------------------------------------
                                   FAIR      UNREALIZED        FAIR     UNREALIZED       FAIR        UNREALIZED
   DESCRIPTION OF SECURITIES       VALUE       LOSSES          VALUE      LOSSES         VALUE         LOSSES
---------------------------------------------------------   -----------------------   --------------------------
As of December 31, 2011:
  U. S. governments             $   101,528  $       30     $        -  $       -     $    101,528  $       30
  All other governments             125,873       2,625         16,280      1,273          142,153       3,898
  Political subdivisions of
  states, territories and
  possessions                        25,592         352              -          -           25,592         352
  Special revenue                   295,154         427         53,323      9,726          348,477      10,153
  Industrial and miscellaneous    2,107,765     120,975        274,131     34,537        2,381,896     155,512
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS                     2,655,912     124,409        343,734     45,536        2,999,646     169,945
  -------------------------------------------------------   -----------------------   --------------------------
  Affiliated                              -           -         20,584      5,602           20,584       5,602
  Non-affiliated                      4,075       1,328              -        304            4,075       1,632
  -------------------------------------------------------   -----------------------   --------------------------
  Common stock                        4,075       1,328         20,584      5,906           24,659       7,234
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL STOCKS                        4,075       1,328         20,584      5,906           24,659       7,234
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS AND STOCKS        $ 2,659,987  $  125,737     $  364,318  $  51,442     $  3,024,305  $  177,179
  =======================================================   =======================   ==========================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


                                  LESS THAN 12 MONTHS         12 MONTHS OR LONGER             TOTAL
----------------------------------------------------------------------------------------------------------------
                                   FAIR      UNREALIZED        FAIR     UNREALIZED       FAIR      UNREALIZED
   DESCRIPTION OF SECURITIES       VALUE       LOSSES          VALUE      LOSSES         VALUE       LOSSES
---------------------------------------------------------   -----------------------   --------------------------
As of December 31, 2010:
  U. S. governments             $   349,766  $    8,631     $      -    $     -       $    349,766  $     8,631
  All other governments             117,994       1,187            -          -            117,994        1,187
  States, territories and
  possessions                       255,356       4,276            -          -            255,356        4,276
  Political subdivisions of
  states, territories and
  possessions                       661,980      13,723            -          -            661,980       13,723
  Special revenue                 1,542,522      44,779         80,600     14,261        1,623,122       59,040
  Industrial and miscellaneous      672,482      59,489          6,933      1,132          679,415       60,621
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS                     3,600,100     132,085         87,533     15,393        3,687,633      147,478
  -------------------------------------------------------   -----------------------   --------------------------
  Affiliated                        289,975      10,694         12,200      5,525          302,175       16,219
  Non-affiliated                        338          39            -          289              338          328
  -------------------------------------------------------   -----------------------   --------------------------
  Common stock                      290,313      10,733         12,200      5,814          302,513       16,547
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL STOCKS                      290,313      10,733         12,200      5,814          302,513       16,547
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS AND STOCKS        $ 3,890,413  $  142,818     $   99,733  $  21,207     $  3,990,146  $   164,025
  =======================================================   =======================   ==========================

The Company reported write-downs on its bond investments due to OTTI in fair value of $61,446, $49,894 and $38,733 in 2011, 2010 and 2009, respectively and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $0, $33,261 and $38,827 during 2011, 2010 and 2009, respectively.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company reported the following write-downs on its joint venture and partnership investments due to an OTTI in fair value:

--------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   2011       2010       2009
--------------------------------------------------------------------------------
General Atlantic Partners 82, L.P.               $  4,427   $      -   $       -
General Atlantic Partners 80, L.P.                  4,306          -           -
TH Lee Putnam Ventures, L.P.                        4,079          -           -
Sprout IX LP                                        1,988          -           -
Advanced Technology Ventures VI, L.P.               1,894          -           -
General Atlantic Partners 74, L.P.                      -     14,793           -
NEF Kamchia Co-Investment Fund, L.P.                    -     12,803           -
General Atlantic Partners 70, L.P.                      -     11,535           -
Prides Capital Fund I LP                                -     10,778           -
RH Fund 1, L.P.                                         -      6,940           -
General Atlantic Partners 77, L.P.                      -      6,326           -
AIG Black Sea Holding, L.P. (BTC Investment)            -          -      57,728
J.C. Flowers Fund II, L.P.                              -          -      20,286
Electra European Fund II                                -          -      17,266
Capvest Equity Partners, L.P.                           -          -      13,372
Valueact Capital Partners III                           -          -       8,811
Arrowpath Fund II, L.P.                                 -          -       4,973
AZ Auto Hldgs LLC                                       -          -       4,102
Brencourt Multi-Strategy, L.P.                          -          -       3,899
AIG Private Equity Portfolio, L.P.                      -          -       3,542
Blackstone Kalix Fund L.P.                              -          -       3,179
Meritage Private Equity Fund, L.P.                      -          -       1,239
Items less than $1.0 million                          750          -       2,255
--------------------------------------------------------------------------------
 TOTAL                                           $ 17,444   $ 63,175   $ 140,652
================================================================================

Securities carried at book adjusted carrying value of $1,316,565 and $1,363,230 were deposited with regulatory authorities as required by law as of December 31, 2011 and 2010, respectively.

During 2011, 2010 and 2009, included in Net Investment Income Earned were investment expenses of $27,606, $17,034 and $11,116, respectively and interest expense of $4, $348 and $9,737, respectively.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure fair value. Such levels are:

      - Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

      - Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

      - Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

Bonds, Common Stocks, Preferred Stocks and Derivatives:

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses fair values for bonds, common stocks, preferred stocks and derivatives with NAIC ratings of 3 or below where fair value is less than amortized cost. When fair values are not available, fair values are obtained from third party pricing sources.

The following table presents information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2011 and 2010:

--------------------------------------------------------------------------
                                 DECEMBER 31, 2011
--------------------------------------------------------------------------
                       Level 1       Level 2       Level 3        Total
--------------------------------------------------------------------------
Bonds                 $       -     $  80,765     $  81,990     $  162,755
Common stocks            27,241             -             -         27,241
Preferred stocks              -             -             -              -
Derivative asset              -         1,690             -          1,690
--------------------------------------------------------------------------
Total                 $  27,241     $  82,455     $  81,990     $  191,686
==========================================================================

--------------------------------------------------------------------------
                                    DECEMBER 31, 2010
--------------------------------------------------------------------------
                       Level 1       Level 2       Level 3        Total
--------------------------------------------------------------------------
Bonds                 $      -      $   3,612     $   2,904     $    6,516
Common stocks            36,311         3,426            -          39,737
Preferred stocks             -         90,886            -          90,886
Derivative liability         -         (4,250)           -          (4,250)
--------------------------------------------------------------------------
Total                 $  36,311     $  93,674     $   2,904     $  132,889
==========================================================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



The following table presents changes during 2011 and 2010 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2011 and 2010 related to the Level 3 financial instruments that remained in the balance sheet at December 31, 2011 and 2010.

------------------------------------------------------------------------------------------------------------------------------
                                                           Net Realized and Unrealized    Unrealized  Purchases,
                                                          Gains (Losses) Included in Net   Gains        Sales,
                   Balance                                    Investment Income and       (Losses)    Issuances,   Balance at
                 Beginning of                                Realized Capital Gains      Included in Settlements, December 31,
                     Year     Transfers In Transfers Out           (Losses)                Surplus       Net         2011
------------------------------------------------------------------------------------------------------------------------------
Bonds            $      2,904 $     72,866 $      (3,014) $                        3,686 $    (5,172) $   10,720 $      81,990
Common stocks               -            -             -                               -           -           -             -
Preferred stocks            -            -             -                               -           -           -             -
------------------------------------------------------------------------------------------------------------------------------
Total            $      2,904 $     72,866 $      (3,014) $                        3,686 $    (5,172) $   10,720 $      81,990
==============================================================================================================================


------------------------------------------------------------------------------------------------------------------------------
                                                           Net Realized and Unrealized    Unrealized  Purchases,
                                                          Gains (Losses) Included in Net   Gains        Sales,
                   Balance                                    Investment Income and       (Losses)    Issuances,   Balance at
                 Beginning of                                Realized Capital Gains      Included in Settlements, December 31,
                     Year     Transfers In Transfers Out           (Losses)                Surplus       Net         2010
------------------------------------------------------------------------------------------------------------------------------
Bonds            $     37,738 $      2,904 $     (32,212) $                       (8,652) $    10,049 $   (6,923) $      2,904
Common stocks              -            -             -                               -            -          -             -
Preferred stocks        2,905           -          (520)                              -           438     (2,823)           -
------------------------------------------------------------------------------------------------------------------------------
Total            $     40,643 $      2,904 $     (32,732) $                       (8,652) $    10,487 $   (9,746) $      2,904
==============================================================================================================================


Other Invested Assets:

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs due diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company did not have other invested assets measured at fair value on a non-recurring basis as of December 31, 2011 and 2010.

Loan-Backed and Structured Securities:

There was no OTTI recorded during the year for loan-backed and structured securities due to the Company's intent to sell or its inability or lack of intent to retain such securities.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


At December 31, 2011, the Company held loan-backed and structured securities for which it had recognized credit-related OTTI based on the fact that the present value of projected cash flows expected to be collected was less than the amortized cost of the securities.

---------------------------------------------------------------------------------
         BOOK/ADJUSTED
        CARRYING VALUE
        AMORTIZED COST  PRESENT VALUE OF
        BEFORE CURRENT   PROJECTED CASH   RECOGNIZED  AMORTIZED COST
          PERIOD OTTI        FLOWS           OTTI       AFTER OTTI     FAIR VALUE
---------------------------------------------------------------------------------
        $    1,564,984  $      1,516,679  $   48,305      $ 1,516,679 $ 1,440,301
=================================================================================


At December 31, 2011 and 2010, the Company held securities with unrealized losses (fair value is less than carrying value) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (i.e. credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

---------------------------------------------------------------------------------------------------------------
                                           DECEMBER 31, 2011
---------------------------------------------------------------------------------------------------------------
                                             Less than 12           12 Months or
                                                Months                 Longer                    Total
---------------------------------------------------------------------------------------------------------------
                                                    Unrealized              Unrealized               Unrealized
Description of Securities              Fair Value     Losses    Fair Value     Losses   Fair Value     Losses
---------------------------------------------------------------------------------------------------------------
Loan-backed and structured securities  $ 1,805,059  $  100,010  $  270,280  $   33,244  $ 2,075,339   $ 133,254
---------------------------------------------------------------------------------------------------------------
Total temporarily impaired securities  $ 1,805,059  $  100,010  $  270,280  $   33,244  $ 2,075,339   $ 133,254
===============================================================================================================


---------------------------------------------------------------------------------------------------------------
                                           DECEMBER 31, 2010
---------------------------------------------------------------------------------------------------------------
                                             Less than 12           12 Months or
                                                Months                 Longer                    Total
---------------------------------------------------------------------------------------------------------------
                                                    Unrealized              Unrealized               Unrealized
Description of Securities              Fair Value     Losses    Fair Value     Losses   Fair Value     Losses
---------------------------------------------------------------------------------------------------------------
Loan-backed and structured securities  $   572,376  $   58,253  $    6,298  $    1,130  $   578,674   $  59,383
---------------------------------------------------------------------------------------------------------------
Total temporarily impaired securities  $   572,376  $   58,253  $    6,298  $    1,130  $   578,674   $  59,383
===============================================================================================================


In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2010, the Company and certain of its affiliated insurance companies purchased various series of Class A Notes from Metropolis II, LLC (Metropolis). Each series of notes issued by Metropolis are collateralized by a single asset backed security (or in one series, four asset backed securities), primarily, collateralized loan obligations.

The Class A Notes were created as part of securitization transactions during 2010, in which the collateral was transferred to Metropolis by AIG Financial Products Corp. (AIG-FP), an affiliate of the Company, through one of AIG-FP's wholly-owned subsidiaries. In exchange for the underlying collateral, AIG-FP and its wholly-owned subsidiary received cash equal in amount to the purchase price of the Class A Notes, and Class B Notes issued by Metropolis as part of the series.

The Company's and its affiliated insurance companies' participation in the purchase of Class A Notes during 2010 is as follows (par and purchase price each converted to US dollars as of the acquisition date):

COMPANY                             PAR PURCHASED    PURCHASE PRICE
National Union                     $       852,455   $        808,335
American Home                              423,421            402,213
C&I                                        275,223            261,438
Lexington Insurance Company                423,421            402,213
Chartis Select Insurance Company           275,223            261,438
                                  ------------------------------------
        Total                      $     2,249,743   $      2,135,637
                                  ====================================

Of the thirteen Class A Notes issued by Metropolis and purchased by the Company and its affiliates, eight series are denominated in euros, the same currency as the collateral underlying that series. The Company and each of the affiliated insurance companies participating in the transactions entered into cross-currency swaps with AIG Markets, Inc. to hedge the foreign currency risk associated with the euro-denominated Class A Notes.

Pursuant to the Company's cross-currency swaps, the Company will periodically make payments in euros in exchange for a receipt of a payment in US dollars on fixed dates and fixed exchange rates. The Company is therefore exposed under this type of contract to fluctuations in value of the swaps due to changes in exchange rates. This exposure in the value of euro payments offsets the Company's exposure to changes in the value of euro receipts on the Metropolis Class A Notes discussed above.

Credit Risk: The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements: The Company is not subject to collateral requirements on the cross-currency swaps. On swap payment dates, the Company is required to make a payment in euros equal to the amount of euros physically received on the Metropolis Class A Notes.

The Company has determined that the cross-currency swaps do not qualify for hedge accounting under the criteria set forth in SSAP No. 86, entitled Accounting for Derivative Instruments and Hedging Transactions. As a result, the Company's swap agreements are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses in the Statements of Operations and Changes in Capital and Surplus.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



The initial notional amount of each swap matched the par amounts of Class A Notes purchased. The notional amount on these swaps reduces over time, to match reductions in the par amounts of the related Class A Notes owned by the Company and its affiliates (e.g., resulting from principal repayments or sales). The aggregate outstanding notional amount of the swaps as of December 31, 2011 and 2010 was EUR 1,080,300 and EUR 1,252,015, respectively.

The following table summarizes the realized and unrealized capital gains or losses, the notional amount and the fair value of the cross-currency swaps held by the Company and its affiliates as of and for the years ended December 31, 2011 and 2010:

                                     AS OF DECEMBER 31, 2011        YEAR ENDED DECEMBER 31, 2011
                                  ---------------------------    ------------------------------------
                                    OUTSTANDING                                         UNREALIZED
                                      NOTIONAL      ESTIMATED    REALIZED CAPITAL     CAPITAL GAINS /
                                       AMOUNT      FAIR VALUE    GAINS / (LOSSES)        (LOSSES)
                                  ---------------------------    ------------------------------------
COMPANY
National Union                    EUR   434,192    $    2,509    $         (7,961)    $         2,509
American Home                           195,790         1,690              (4,985)              1,690
C&I                                     127,264         1,148              (2,789)              1,148
Lexington Insurance Company             195,790         1,690              (4,291)              1,690
Chartis Select Insurance Company        127,264         1,148              (2,789)              1,148
                                  -------------------------------------------------------------------
        Total                     EUR 1,080,300    $    8,185    $        (22,815)    $         8,185
                                  ===================================================================

                                    AS OF DECEMBER 31, 2010         YEAR ENDED DECEMBER 31, 2010
                                  ---------------------------    -------------------------------------
                                    OUTSTANDING                                         UNREALIZED
                                     NOTIONAL       ESTIMATED    REALIZED CAPITAL     CAPITAL GAINS /
                                      AMOUNT       FAIR VALUE    GAINS / (LOSSES)        (LOSSES)
                                  ---------------------------    -------------------------------------
COMPANY
National Union                    EUR   493,005    $  (11,263)   $          2,580     $       (11,263)
American Home                           230,003        (4,250)                913              (4,250)
C&I                                     149,502        (2,762)                593              (2,762)
Lexington Insurance Company             230,003        (4,250)                913              (4,250)
Chartis Select Insurance Company        149,502        (2,762)                593              (2,762)
                                  --------------------------------------------------------------------
        Total                     EUR 1,252,015    $  (25,287)   $          5,592     $       (25,287)
                                  ====================================================================


Securities Lending

During the third quarter of 2011, the Company entered into financing transactions using municipal bonds to support statutory capital by generating taxable income. In these transactions, certain available for sale high grade municipal bonds were loaned to counterparties, primarily commercial banks and brokerage firms, who receive the tax-exempt income from the bonds. No foreign securities are loaned. In return, the counterparties are required to pay the Company an income stream equal to the bond coupon of the loaned securities, plus a fee. To secure their borrowing of

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


the securities, counterparties are required to post liquid collateral (such as high quality fixed maturity securities and cash) equal to at least 102 percent of the fair value of the loaned securities to third-party custodians for the Company's benefit in the event of default by the counterparties. The collateral is maintained in a third-party custody account and is trued-up daily based on daily fair value measurements from a third-party pricing source. If at any time the fair value of the collateral, inclusive of accrued interest thereon, falls below 102 percent of the fair value of the securities loaned, the Company can demand that the counterparty deliver additional collateral to restore the initial 102 percent collateral requirement. The Company is contractually prohibited from reinvesting any of the collateral it received, including cash collateral, for its securities lending activity. Accordingly, the securities lending collateral is not reported on the Company's balance sheet in accordance with SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R). The Company has not pledged any of its assets as collateral. Consequently, the collateral is considered "off balance sheet". The aggregate amount of collateral received as of December 31, 2011, inclusive of accrued interest, is $953,661. The aggregate fair value of securities on loan is $919,879.


NOTE 4 - RESERVES FOR LOSSES AND LAE

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2011, 2010 and 2009 is set forth in the table below:

------------------------------------------------------------------------------------------------
                                                       2011             2010           2009
------------------------------------------------------------------------------------------------

RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR    $  14,383,093   $  13,482,501   $  13,268,600

Incurred losses and LAE related to:

 Current accident year                                4,293,428       4,074,495       4,528,746

 Prior accident years                                   250,641       1,904,603         939,381
------------------------------------------------------------------------------------------------

  TOTAL INCURRED LOSSES AND LAE                       4,544,069       5,979,098       5,468,127
------------------------------------------------------------------------------------------------

Paid losses and LAE related to:

 Current accident year                               (1,368,553)     (1,206,965)     (1,426,132)

 Prior accident years                                (5,092,095)     (3,871,541)     (3,828,094)
------------------------------------------------------------------------------------------------

  TOTAL PAID LOSSES AND LAE                          (6,460,648)     (5,078,506)     (5,254,226)
------------------------------------------------------------------------------------------------

RESERVES FOR LOSSES AND LAE, AS OF DECEMBER 31,   $  12,466,514   $  14,383,093   $  13,482,501
================================================================================================


During 2011, the Company ceded $1,876,693 of its net asbestos and Excess Workers Compensation reserves to Eaglestone Reinsurance Company (Eaglestone) resulting in a decrease to net reserves. For 2011, the Company reported adverse loss and LAE reserve development of $250,641, including accretion of loss reserve discount, of $37,629. The adverse development was mostly attributable to Primary Casualty, Specialty Workers Compensation, and the Environmental classes of business partially offset by favorable development of Financial Lines and Excess Casualty classes of business. Catastrophe losses of $168,280 were also included in the Company's incurred losses and LAE. As

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


discussed in Note 5, the restructure of the foreign branch operations resulted in a decrease of $44,666 of the reserves during 2011.

Following completion of its 2010 annual comprehensive loss reserve review, the Company recorded a $1,506,600 reserve charge for the fourth quarter of 2010 to strengthen loss reserves, reflecting adverse development on prior accident years in classes of business with long reporting tails. Four classes -- Asbestos, Excess Casualty, Excess Workers' Compensation, and primary Workers' Compensation -- comprise approximately 80 percent of the total charge. The majority of the reserve strengthening relates to development in accident years 2005 and prior. These adjustments reflected management's current best estimate of the ultimate value of the underlying claims. These liabilities are necessarily subject to the impact of future changes in claim severity and frequency, as well as numerous other factors. Although the Company believes that these estimated liabilities are reasonable, because of the extended period of time over which such claims are reported and settled, the subsequent development of these liabilities in future periods may not conform to the assumptions inherent in their determination and, accordingly, may vary materially from the amounts previously recorded. To the extent actual emerging loss experience varies from the current assumptions used to determine these liabilities, they will be adjusted to reflect actual experience. Such adjustments, to the extent they occur, will be reported in the period recognized. AIG continues to monitor these liabilities and will take active steps to mitigate future adverse development. Additionally, during 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty Insurance Company (Chartis Specialty) resulting in a net decrease in reserves of $1,180,170, offset by an increase of $794,667 from its commutation of a multi-year reinsurance agreement with American International Reinsurance Company, Ltd. (AIRCO). Refer to Note 6.

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers' Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher than expected loss emergence. For 2008, the development was slightly favorable prior to accretion of the workers compensation discount, and slightly adverse after recognition of accretion of the discount. Favorable development in Directors & Officers liability and other classes of business offset adverse development in the Company's Excess Casualty business. The adverse development in Excess Casualty was primarily related to accident years 2003 and prior.

The Company and some of its affiliates have continued their strategy that started in 2010 to improve the allocation of their reinsurance between traditional reinsurance markets and capital markets. As part of this strategy, they have secured $1.45 billion in protection for U.S. hurricanes and earthquakes through three separate catastrophe bond transactions. In 2011, they secured $575 million in a bond transaction and in 2010, $875 million through two separate bond transactions. These bond transactions in 2011 and 2010 reduced net premiums written by approximately $72,420 and $74,788, respectively.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $176,259, $169,676 and $166,812, respectively. In addition, as of December 31, 2011 and 2010, the Company recorded $0 and $50,400, respectively, of salvage from a related party, as a direct reduction of outstanding reserves.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $5,970,806, $4,364,556 and $5,336,235, respectively (exclusive of inter-company pooling).

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



ASBESTOS AND ENVIRONMENTAL RESERVES

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's  environmental exposure arises from the sale of general liability,
product  liability  or  commercial  multi  peril  liability  insurance,   or  by
assumption of reinsurance within these lines of business.

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The  Company's  asbestos  and  environmental   related  loss  and  LAE  reserves
(including case & IBNR reserves) for the year ended December 31, 2011, 2010 and 2009, gross and net of reinsurance credits, are as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
--------------------------------------------------------------------------------- ---------------------------------------
Direct :

Loss and LAE reserves, beginning of year   $ 1,536,426  $   890,649  $   905,283   $    67,916  $    88,550  $   105,450

 Incurred losses and LAE                       (56,328)     818,692      175,575         8,700        5,138       (3,738)

 Calendar year paid losses and LAE            (129,292)    (172,915)    (190,209)      (20,768)     (25,772)     (13,162)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $ 1,350,806  $ 1,536,426  $   890,649   $    55,848  $    67,916  $    88,550
================================================================================= =======================================

Assumed:

Loss and LAE reserves, beginning of year   $   154,386  $    85,957  $    86,374   $     5,476  $     5,744  $     5,077

 Incurred losses and LAE                        26,780       87,026       (1,517)        1,379        1,066          856

 Calendar year paid losses and LAE             (19,442)     (18,597)       1,100        (1,227)      (1,334)        (189)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $   161,724  $   154,386  $    85,957   $     5,628  $     5,476  $     5,744
================================================================================= =======================================

Net of reinsurance:

Loss and LAE reserves, beginning of year   $   733,373  $   393,257  $   414,790   $    41,696  $    48,761  $    57,647

 Incurred losses and LAE                        46,614      422,050       54,172         8,388        6,963        1,800

 Calendar year paid losses and LAE            (779,987)     (81,934)     (75,705)      (11,497)     (14,028)     (10,686)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $         -  $   733,373  $   393,257   $    38,587  $    41,696  $    48,761
================================================================================= =======================================


The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
---------------------------------------------------------------------------------  --------------------------------------
Direct basis                               $   860,891  $ 1,127,844  $   503,724   $     8,937  $    17,850  $    29,091
Assumed reinsurance basis                      101,277      118,402       41,926           410          394          520
Net of ceded reinsurance basis                       -      552,119      221,716         4,491        8,548       14,070


The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
-------------------------------------------------------------------------------------------------------------------------
Direct basis                               $    98,454  $   125,316  $    55,969   $     3,830  $     7,650  $    12,468
Assumed reinsurance basis                        9,322        7,659        7,009            91           87          164
Net of ceded reinsurance basis                       -       55,849       26,985         3,588        3,582        5,971


Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2011 are

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


adequate as they are based on known facts and current law. The Company continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.


Asbestos Loss Portfolio Transfer

On March 31, 2011, the Company and certain other Chartis affiliated insurers (collectively, the Chartis Reinsureds) entered into a loss portfolio transfer reinsurance agreement (Asbestos Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone. Under the Asbestos Reinsurance LPT, the Chartis Reinsureds transferred all of their net (net of discount and net of external reinsurance) U.S. asbestos liabilities to Eaglestone. The Chartis Reinsureds made a payment of $2,790,351 to Eaglestone (representing the net carrying value of their asbestos reserves) and Eaglestone agreed to provide coverage up to an aggregate limit of $5,000,000 on the assumed asbestos portfolio. The share of the net reserves (and payment) assumed by Eaglestone from each of Chartis Reinsureds is presented below.

Eaglestone and the Chartis Reinsureds received the required regulatory approvals to enter into the Asbestos Reinsurance LPT. The transaction closed and settled on May 13, 2011. Eaglestone and the Chartis Reinsureds recorded the transaction as prospective reinsurance in accordance with SSAP 62R.

On June 17, 2011, Eaglestone and the Chartis Reinsureds completed a transaction, effective as of January 1, 2011, with National Indemnity Company (NICO), a subsidiary of Berkshire Hathaway Inc., under which the bulk of the Chartis Reinsureds' U.S. asbestos liabilities that were assumed by Eaglestone under the Asbestos Reinsurance LPT were transferred through a reinsurance agreement by Eaglestone to NICO. The transaction with NICO covers potentially volatile U.S.-related asbestos exposures. The NICO transaction does not cover asbestos accounts that the Chartis reinsureds believe have already been reserved to their limit of liability or certain other ancillary asbestos exposures of Chartis affiliates.

In addition to its assumption of the subject asbestos liabilities and as included as part of its liability under the reinsurance agreement with Eaglestone, NICO assumed the collection risk on the Chartis Reinsureds' third party reinsurance recoverables with respect to the asbestos reserves NICO assumed. With the concurrence of the NY DFS, the Company's provision for reinsurance recoverable both paid and unpaid has been reduced by $82,034 to reflect the transfer to an authorized reinsurer of the collection risk on certain of the Chartis companies' asbestos related third party reinsurance recoverables. This credit is reflected in the "Other allowed offset items" column of the Schedule of Reinsurance of the Company's 2011 Annual Statement.

Excess Workers' Compensation Loss Portfolio Transfer

On March 31, 2011, the Admitted Pool members entered into a loss portfolio transfer agreement (Excess Workers' Compensation Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone to transfer $2,720,102 of net excess workers' compensation liabilities to Eaglestone on a funds withheld basis. Eaglestone established an initial funds withheld asset in the aggregate of $2,720,102 and agreed to provide coverage up to an aggregate limit of $5,500,000 on the assumed exposures. Eaglestone will earn interest of 4.25 percent per annum on the funds withheld balance. The Company's funds held balance including accrued interest was $1,071,268 at December 31, 2011. This

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


was considered a non cash transaction in the statement of cash flow.

The share of the net reserves assumed by Eaglestone from each of the Chartis Reinsureds is presented below.


----------------------------------------------------------------------------------------

                                          ASBESTOS LOSS  EXCESS WORKERS'
COMPANY                                      TRANSFER      COMPENSATION       TOTAL
----------------------------------------------------------------------------------------

ADMITTED POOL COMPANIES:
    National Union                        $     827,363  $       927,266  $   1,754,629
    American Home                               783,818        1,092,875      1,876,693
    C&I                                         239,500          333,934        573,434
    Chartis PC                                  108,863          122,009        230,872
    New Hampshire                               108,863          122,009        230,872
    ISOP                                        108,863          122,009        230,872
                                         -----------------------------------------------
TOTAL ADMITTED POOL COMPANIES             $   2,177,270  $     2,720,102  $   4,897,372
                                         ===============================================

SURPLUS LINES POOL COMPANIES:
    Lexington Insurance Company           $     261,997  $             -  $     261,997
    Chartis Select Insurance Company             67,370                -         67,370
    Chartis Specialty Insurance Company          37,428                -         37,428
    Landmark Insurance Company                    7,486                -          7,486
                                         -----------------------------------------------
TOTAL SURPLUS LINES POOL COMPANIES        $     374,281  $             -  $     374,281
                                         ===============================================

CHARTIS INTERNATIONAL
    Chartis Overseas Ltd.                 $     212,400  $             -  $     212,400
    Other                                        26,400                -         26,400
                                         -----------------------------------------------
TOTAL CHARTIS INTERNATIONAL               $     238,800  $             -  $     238,800
                                         ===============================================
                                         -----------------------------------------------
GRAND TOTAL                               $   2,790,351  $     2,720,102  $   5,510,453
                                         ===============================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS

A.    ADMITTED POOLING AGREEMENT

      The Company, as well as certain other insurance affiliates, is a party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business (except that of the Japan branch of the Company) to National Union (the lead pooling participant). In turn, each pooling participant receives from National Union their percentage share of the pooled business.

      The Company's share of the pool is 36.0 percent. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

      A list of all pooling participants and their respective participation percentages is set forth in Note 1.

B.    CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT

      AIG formed the Association; a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, National Union, and the Company. On annual basis the Association files audited financial statements with the NY DFS that have been prepared in accordance with NY SAP.

      At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks and business underwritten by the Company's Japan branch which is not subject to the Admitted Pooling Agreement nor the Association). The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

      --------------------------------------------------------- -------------- -------------------
                                                                  INITIAL         PARTICIPATION
                                                    NAIC CO.   PARTICIPATION   PERCENT SPECIFIC TO
      MEMBER COMPANY                                  CODE       PERCENT            JAPAN RISK
      --------------------------------------------------------------------------------------------

      Chartis Overseas Limited                           -         67.0%               85.0%
      Admitted Pool member companies, as follows:        -         33.0%               15.0%
        New Hampshire                                 23841        12.0%               10.0%
        National Union                                19445        11.0%                5.0%
        The Company                                   19380        10.0%                0.0%

      ============================================================================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      In accordance with the Admitted Pooling Agreement, the Admitted Pool member companies' participation in the Association is pooled among all Admitted Pool members proportional to their participation in the Admitted Pool. The Company's participation in the Association after the application of its participation in the Admitted Pooling Agreement has been presented in the accompanying financial statements as follows:


      --------------------------------------------------------------------------
      AS OF DECEMBER 31,                                   2011        2010
      --------------------------------------------------------------------------

      Assumed reinsurance premiums receivable          $   119,334  $    75,852
      Funds held by ceding reinsurers                       41,702       12,478
      Reinsurance recoverable                               34,065       42,074
      Equities in underwriting pools and associations      266,934      544,719
      --------------------------------------------------------------------------
      TOTAL ASSETS                                     $   462,035  $   675,123
      --------------------------------------------------------------------------

      Loss and LAE reserves                            $   524,705  $   564,889
      Unearned premium reserves                            206,983      233,080
      Funds held                                            10,157       13,038
      Ceded balances payable                                48,337       61,292
      Assumed reinsurance payable                           53,519       44,085
      --------------------------------------------------------------------------
      TOTAL LIABILITIES                                $   843,701  $   916,384
      --------------------------------------------------------------------------

      TOTAL SURPLUS                                    $  (381,666) $  (241,261)
      ==========================================================================

      As of December 31, 2011, the Association reported an asset of $2,401,126 representing the value of subsidiaries and affiliated entities (SCAs). As of December 31, 2011, Chartis Europe S.A. represented $1,748,890 and Chartis UK Holdings represented $542,447, respectively of this total SCA asset.

      The Company's reporting of its interest in the Association's SCA entities is consistent with the reporting of its interest in the Association and the Admitted Pooling Agreement. At December 31, 2011, the Company's interest in the Association's SCA entities was $285,254 and has been reported as a component of Equities in Underwriting Pools and Associations.

      As part of its efforts to simplify the legal entity structure, enhance transparency and streamline financial visibility, Chartis continued to restructure the foreign branch operations of the Admitted Pool members. Generally, the results of these foreign branch operations, with the exception of the Company's Japan and former Canadian branches, have historically been reported as part of the operations of the Association by its member companies consistent with the accounting for the Admitted Pooling Agreement, the Admitted Pool. The U.S. member companies of the Association pooled their 33 percent participation with the remaining members of the Admitted Pool.

      On January 1, 2011, the Company transferred the existing business of its Singapore Branch to Chartis Singapore Insurance PTE Ltd. (Chartis Singapore) an indirect wholly owned subsidiary of Chartis International, LLC. The Company also transferred the in force business of its Australia
      and  New  Zealand   branches  to  new  legal  entities

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      formed in those jurisdictions, effective March 1, 2011 and December 1, 2011 respectively. With an effective date of December 1, 2011, the Company also transferred the in force business of its Cyprus and Malta branches to newly formed branches of Chartis Insurance UK Limited (Chartis UK). New Hampshire transferred its in force business of its Philippines branch to Chartis Philippines Insurance Inc., a subsidiary of Chartis Singapore, effective December 1, 2011.

      On December 1, 2011, Chartis Insurance Ireland Limited (CIIL) merged into Chartis UK (n/k/a Chartis Europe Limited). Upon merger, business previously written by CIIL will be written by a newly registered Irish branch of Chartis UK. In connection with this restructuring, certain inter-company reinsurance agreements between CIIL and the Association members were novated to Chartis UK Ireland Branch and repaneled. On that same date, Chartis UK Ireland Branch entered into a quota share and a combined working and catastrophe excess of loss reinsurance agreement directly with the Association members.

      During  2011,  the  largest   restructuring   were  completed  at  Chartis
      Singapore, the Australia branch and the Hong Kong branches. These branches had total assets of $2,315,692 and liabilities of $1,322,618.

      Effective December 1, 2010, the in force business of the Hong Kong branches of National Union, the Company and New Hampshire was transferred to Chartis Insurance Hong Kong Limited, a subsidiary of Chartis Overseas Limited, under Section 25D of the Hong Kong Insurance Companies Ordinance. Consistent with the 2011 transactions, this transaction was recorded by the Admitted Pool members in calendar year 2011 with the approval of the New York and Pennsylvania Insurance Departments.

      The Association's fiscal year end is November 30th. Although the fiscal year end for the members of the Admitted Pool is December 31, their financial statements have historically and consistently reported the results of their participation in the Association as of the Association's fiscal year end. In order to achieve consistency in their financial reporting, the Admitted Pool members have received approval from the NY DFS and Pennsylvania Insurance Department to record the above referenced December 1, 2011 restructuring activities, including the reinsurance transactions associated with the restructuring of Chartis Ireland operations, in their 2012 statutory financial statements. These transactions are not expected to have a material impact on the Company's financial statements.


C.    GUARANTEE ARRANGEMENTS

      The Company issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities of any kind arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 11.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


D.    INVESTMENTS IN AFFILIATES

      As of December 31, 2011 and 2010, the Company's common stock investments with its affiliates together with the related change in unrealized appreciation were as follows:

      ----------------------------------------------------------------------------------------------------------
                                                        AFFILIATE               CARRYING VALUE     CHANGE IN
                                                        OWNERSHIP  ACTUAL COST  AT DECEMBER 31,  CARRYING VALUE
      AFFILIATED COMMON STOCK INVESTMENTS                PERCENT      2011          2011              2011
      ----------------------------------------------------------------------------------------------------------
      AIU Brasil Affiliate                                100.0%   $       408  $           476  $       (1,771)
      Chartis Non Life Holding Company (Japan), Inc.        0.0%            -                -         (289,975)
      AIG Mexico Industrial, L.L.C.  (a)                    0.0%            -                -          (10,954)
      American International Realty Corporation            31.5%        14,198           35,962          (6,385)
      Pine Street Real Estate Holdings Corporation         31.5%         5,209            2,362             227
      Eastgreen, Inc.                                      13.8%        20,977           18,222           8,157
      ----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKS - AFFILIATES                            $    40,792  $        57,022  $     (300,701)
      ==========================================================================================================

      (a)   The Company's interest was sold on July 29, 2011.

      ----------------------------------------------------------------------------------------------------------
                                                        AFFILIATE               CARRYING VALUE     CHANGE IN
                                                        OWNERSHIP  ACTUAL COST  AT DECEMBER 31,  CARRYING VALUE
      AFFILIATED COMMON STOCK INVESTMENTS                PERCENT      2010          2010              2010
      ----------------------------------------------------------------------------------------------------------
      Chartis Non Life Holding Company (Japan), Inc.(c)   100.0%   $   300,384  $       289,975  $      210,017
      AIU Brasil Affiliate                                100.0%           408            2,247             155
      AIG Mexico Industrial, L.L.C.                        49.0%         6,981           10,954             567
      American International Realty Corporation            31.5%        14,169           42,347          21,723
      Pine Street Real Estate Holdings Corporation         31.5%         5,209            2,135             (58)
      Eastgreen, Inc.                                      13.4%        12,804           10,065             138
      Fuji Fire and Marine Insurance Company  (c)           2.8%            -                -          (12,180)
      ----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKS - AFFILIATES                            $   339,955  $       357,723  $      220,362
      ==========================================================================================================

      (c) The Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of Chartis Non Life Holding Company (Japan), Inc.

      On August 4, 2011, the Company closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an
      intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,600. The Company realized a capital gain of $133,220 and incurred a tax expense of $46,627 on this transaction. The tax liability was relieved through a deemed capital contribution.

      In 2010, the Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of Chartis Non Life Holding Company (Japan) Inc.

      Investments in affiliates are included in common stocks based on the net worth of the entity except for publicly

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      traded affiliates which are based on quoted fair values, less a discount as prescribed by NAIC SAP (see Note 1).

      The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0 percent. As of December 31, 2011 and 2010, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0 percent amounted to $566,665 and $802,931, respectively.


E.    RESTRUCTURING

      DOMESTIC OPERATIONS

      As discussed in Note 6, effective January 1, 2010 and April 1, 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty and a multi-year reinsurance agreement with AIRCO, respectively. The Company recorded its share of these transactions based upon its stated pool percentage.

      Effective  October  7, 2010,  National  Union  Fire  Insurance  Company of
      Louisiana (NULA), Audubon Insurance Company (Audubon Insurance) and Audubon Indemnity Company (Audubon Indemnity) were merged with and into National Union. National Union is the surviving company and has assumed all of the existing obligations of the merged companies. The mergers were recorded as of October 1, 2010 with the approval of the Pennsylvania Insurance Department. As a result of the merger, National Union's total assets increased by $55,529; total liabilities increased by $4,901; gross paid in and contributed capital increased by $7,130; and unassigned surplus increased by $43,498. The increase to National Union's post-merger surplus is net of eliminations of $1,541 that is primarily related to the provision for reinsurance $1,308. This item is presented as Other Surplus Adjustments in National Union's Statement of Operations and Changes in Capital and Surplus. The other members of the Admitted Pool settled with National Union and recorded their proportionate share in accordance with the pooling agreement. With the approval of National Union's domiciliary regulator, none of the prior years' results or historical schedules have been restated for the merger. The transaction was accounted for as a statutory merger. National Union did not issue any new shares of stock as a result of the merger.

      On June 10, 2009, the Company sold 12,826 shares of Transatlantic Holdings, Inc. (TRH) for $470,341 and recorded a realized gain of $450,511. As of December 31, 2009, the Company continued to own 9,193 common shares of TRH, representing approximately 13.9 percent of TRH's common shares issued, which were sold in March 2010. The Company had previously owned 33.2 percent of TRH. In addition, the Company recorded a capital contribution of $75,923 pursuant to the terms of a make whole agreement between the Company and AIG, whereby AIG agreed to contribute capital to the Company in an amount equal to the difference between the statutory carrying value of TRH and the consideration received by the Company for the sale of its shares. The Company also received a deemed contribution of approximately $157,679 pursuant to the Tax Sharing Agreement (Agreement) in connection with this sale. The Agreement provides that AIG will reimburse the Company for any current tax liabilities arising from the sale of an operating subsidiary during the term of the Credit Facility, except amounts required to be remitted as Net Cash Proceeds, as defined in the Credit Facility. The Department issued a determination of non-control ruling relative to the Company's ownership of TRH. Accordingly, the Company's investment in TRH common stock has been reported as an unaffiliated investment in this financial statement and

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      has been reported at fair value in accordance with SSAP No. 30, Investments in Common Stock. During 2010, the Company sold all but one hundred of the remaining shares of TRH and realized a profit of $463,417.

      Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S., Inc. as consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S., Inc. not subject to this sale ("Chartis U.S., Inc. companies"). The PCG business written by Chartis U.S., Inc. companies was ceded 100 percent to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50 percent quota share to National Union. The Admitted Pool members participated in this business assumed by National Union at their stated pool percentages.

      In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S., Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

            1. The quota share reinsurance agreement between National Union and AIIC under which AIIC ceded 50 percent of the net business of the Personal Lines Pool to National Union was commuted as of June 30, 2009.

            2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to National Union under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

            3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S., Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

      Following these transactions the Chartis U.S., Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $293.3 million.

      The Chartis U.S., Inc. companies which owned 21st Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S., Inc. companies going forward. Additionally, capital contributions were received by the owners of 21st Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was dividend income of $79.7 million and a capital contribution of $27.9 million.

      Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIG Hawaii Insurance Company, Inc., the Company received $182.6 million of the $1.7 billion of proceeds

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


received by the Chartis U.S., Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $14.5 million.

FOREIGN OPERATIONS

Pursuant to a tender offer that expired on March 24, 2011, Chartis Japan Capital Company, LLC (CJCC), a newly formed subsidiary of National Union, acquired 43.59 percent of the outstanding shares of Fuji Fire and Marine Insurance Company, Limited (Fuji Japan). As a result of this transaction, as of March 31, 2011, Chartis owned 98.4 percent of Fuji Japan's outstanding voting shares. In a transaction that closed on August 4, 2011, National Union sold its interest in CJCC to Chartis Japan Holdings, LLC, a subsidiary of Chartis International, LLC, for approximately $586,800. Additionally, on the same date, the Company closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,600. Chartis' total ownership of Fuji Japan has not changed as a result of these transactions.


F. OTHER RELATED PARTY TRANSACTIONS

The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011 and 2010 between the Company and any affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2011 and 2010 and all capital contributions and dividends.

                                                                               ASSETS RECEIVED BY           ASSETS TRANSFERRED BY
                                                                                   THE COMPANY                    THE COMPANY
------------------------------------------------------------------------------------------------------------------------------------
   DATE OF                                                                      STATEMENT
 TRANSACTION    EXPLANATION OF TRANSACTION      NAME OF AFFILIATE                VALUE    DESCRIPTION  STATEMENT VALUE  DESCRIPTION
------------------------------------------------------------------------------------------------------------------------------------
  03/28/11     Purchase of securities      AIG Inc. Matched Investment Program  $ 587,841  Securities      $   587,841      Cash


  08/18/11     Purchase of securities            Chartis Select                   179,406  Securities          179,406      Cash

  08/18/11     Purchase of securities               Lexington                     747,122  Securities          747,122      Cash

  08/18/11       Sale of securities              Chartis Select                   210,304    Cash              200,294   Securities

  08/18/11       Sale of securities                 Lexington                     854,193    Cash              814,422   Securities

  03/01/11            Dividend                 Chartis U.S., Inc.                       -       -               11,448     In kind

  06/29/11            Dividend                 Chartis U.S., Inc.                       -       -               110,000      Cash

  11/01/11            Dividend                 Chartis U.S., Inc.                       -       -               16,010     In kind

  03/31/11     Return of capital (a)           Chartis U.S., Inc.                       -       -            1,020,000      Cash

  09/19/11       Return of capital             Chartis U.S., Inc.                       -       -              400,000      Cash

  06/30/11     Capital contributions           Chartis U.S., Inc.                   5,623     Cash                   -        -

   Various      Capital contributions (b)      Chartis U.S., Inc.                  57,153    In kind                 -        -

   Various      Capital contribution           Chartis U.S., Inc.                   4,605    In kind                 -        -
------------------------------------------------------------------------------------------------------------------------------------
(a) Refer immediately below this table for Eaglestone Reinsurance Company capitalization  Chartis Select: Chartis Select Insurance
                                                                                          Company
(b) Capital contributions in lieu of Tax Sharing Agreement                                Lexington: Lexington Insurance Company
------------------------------------------------------------------------------------------------------------------------------------


Funding of Eaglestone Capitalization

On March 31, 2011, National Union, the Company, and New Hampshire (Funding Participants), with the approval of the NY DFS and the Pennsylvania Insurance Department (PA DOI), returned $1,700,000 of capital to their immediate parent (Chartis U.S., Inc.) as part of a plan to capitalize Eaglestone with each of the companies contributing $510,000,

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


$1,020,000 and $170,000, respectively. Eaglestone was significantly overcapitalized relative to its risk based capital target after the loss portfolio transfer was executed with NICO. Accordingly, on July 26, 2011, Eaglestone received approval from PA DOI to return $1,030,000 in cash from its gross paid-in and contributed surplus to Chartis U.S., Inc. The distribution was made to Chartis U.S., Inc. on July 27, 2011. On that same date, Chartis U.S., Inc. contributed $620,000 to National Union, $130,000 to New Hampshire, and $100,000 to Chartis PC.

                                                                 ASSETS RECEIVED BY     ASSETS TRANSFERRED BY
                                                                    THE COMPANY             THE COMPANY
-------------------------------------------------------------------------------------------------------------
   DATE OF                                                      STATEMENT              STATEMENT
 TRANSACTION    EXPLANATION OF TRANSACTION  NAME OF AFFILIATE     VALUE    DESCRIPTION  VALUE     DESCRIPTION
-------------------------------------------------------------------------------------------------------------
  02/12/10               Dividend           Chartis U.S., Inc. $         -     -       $ 300,000     Cash

  04/08/10               Dividend           Chartis U.S., Inc.           -     -           1,343     Cash

  Various       Capital contribution (a)    Chartis U.S., Inc.       5,322  In kind            -       -

  03/31/10         Capital contribution     Chartis U.S., Inc.       4,829  In kind            -       -
                  Capital contribution(b)
  12/31/10                                  Chartis U.S., Inc.   1,937,124 Receivable          -       -

  06/24/10          Sale of securities       National Union        708,005   Cash        708,005  Securities

(a)  Capital contributions in lieu of Tax Sharing agreement

(b)  Capital contribution was received on February 25, 2011


In the ordinary course of business, the Company utilizes its affiliates for data center systems, investment services, salvage and subrogation, and claims management. The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011, 2010 and 2009 between the Company and affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2011, 2010 and 2009:

FOR THE YEARS ENDED DECEMBER 31,        2011         2010      2009
----------------------------------------------------------------------
Chartis Global Claims Services, Inc. $    250,065  $ 245,427 $ 255,941

Chartis Global Services, Inc.             272,803          -         -
----------------------------------------------------------------------
 TOTAL                               $    522,868  $ 245,427 $ 255,941
======================================================================

Effective January 1, 2011, Chartis Global Services, Inc. is the shared services organization for Chartis U.S., Inc. and Chartis International, LLC. In 2010 and 2009, the expenses were paid by other members of the Admitted Pool and allocated to the Company in accordance with the Pooling Agreement.

As of December 31, 2011 and 2010, short-term investments included amounts invested in the AIG Managed Money Market Fund of $376,438 and $1,881,287, respectively.

Federal and foreign income taxes payable to the Ultimate Parent as of December 31, 2011 and 2010 amounted to $23,930 and $60,666, respectively.

At December 31, 2011 and 2010, the amount due from/(to) National Union, as the lead company of the intercompany

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


pool, was $3,447 and $(121,756), respectively.

As of December 31, 2011 and 2010, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions):

-------------------------------------------------------------------------------
AS OF DECEMBER 31,                                        2011          2010
-------------------------------------------------------------------------------
Balances with admitted pool companies                  $     6,325  $    31,954

Balances less than 0.5% of admitted assets                   7,005       23,175

Capital contributions receivable from Chartis U.S. Inc.          -    1,937,124
-------------------------------------------------------------------------------
RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES    $    13,330  $ 1,992,253
===============================================================================

Balances with admitted pool companies                  $       145  $   122,198

Balances less than 0.5% of admitted assets                  46,282       82,128
-------------------------------------------------------------------------------
PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES         $    46,427  $   204,326
===============================================================================

On February 23, 2011, NY SAP approved the Company's request to receive a capital contribution of $1,937,124 in cash from its parent Chartis U.S., Inc. and to reflect such contribution in its December 31, 2010 annual statement. The capital contribution was received by the Company on February 25, 2011 and reported as Receivable from Affiliate at December 31, 2010.

On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962.

Refer to Notes 3, 4, 6, 7, 8, 9, 10 and 13 for other disclosures on transactions with related parties.

G.   EVENTS OCCURRING AT THE AIG LEVEL

In September 2008, liquidity issues resulted in AIG seeking and receiving governmental support through a credit facility from the Federal Reserve Bank of New York (the FRBNY, and such credit facility, the FRBNY Credit Facility) and funding from the United States Department of the Treasury (Department of the Treasury) through the Troubled

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


Asset Relief Program (TARP).

On January 14, 2011, AIG was recapitalized (the Recapitalization) and the FRBNY Credit Facility was repaid and terminated through a series of transactions that resulted in the Department of the Treasury becoming AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG Common Stock at that time. AIG understands that, subject to market conditions, the Department of the Treasury intends to dispose of its ownership interest over time, and AIG has granted certain registration rights to the Department of the Treasury to facilitate such sales.

On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG Common Stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG Common Stock. AIG did not receive any of the proceeds from the sale of the shares of AIG Common Stock by the Department of the Treasury. As a result of the sale of AIG Common Stock in this offering, the Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share (the Series G Preferred Stock) was cancelled and the ownership of the outstanding AIG Common Stock by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent after the completion of the offering.

NOTE 6 - REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes, large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company's net premiums written and net premiums earned were comprised of the following:

FOR THE YEARS ENDED DECEMBER 31,               2011                         2010                         2009
-------------------------------------------------------------------------------------------------------------------
                                       WRITTEN       EARNED      WRITTEN       EARNED       WRITTEN      EARNED
-------------------------------------------------------------- ------------------------- --------------------------
Direct premiums                      $  1,327,507  $ 1,425,212 $  1,471,932  $ 1,494,653 $   2,181,231 $  2,429,839

Reinsurance premiums assumed:

 Affiliates                             6,868,230    7,283,623    6,775,226    7,113,494     7,553,633    8,250,685

 Non-affiliates                           102,880       74,710       64,497       37,427        51,887       46,888
-------------------------------------------------------------- ------------------------- --------------------------
    GROSS PREMIUMS                      8,298,617    8,783,545    8,311,655    8,645,574     9,786,751   10,727,412
-------------------------------------------------------------- ------------------------- --------------------------
Reinsurance premiums ceded:

 Affiliates                             1,403,977    1,497,360    1,574,099    1,537,046     2,624,677    3,172,378

 Non-affiliates                         1,585,708    1,604,027    1,542,184    1,459,764     1,099,681    1,200,489
-------------------------------------------------------------- ------------------------- --------------------------
    NET PREMIUMS                     $  5,308,932  $ 5,682,158 $  5,195,372  $ 5,648,764 $   6,062,393 $  6,354,545
============================================================== ========================= ==========================

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2011 and 2010 with the return of the unearned premium reserve is as follows:



                                         ASSUMED REINSURANCE       CEDED REINSURANCE                 NET
-------------------------------------------------------------- ------------------------- --------------------------
                                       UNEARNED                  UNEARNED                  UNEARNED
                                       PREMIUM      COMMISSION   PREMIUM     COMMISSION     PREMIUM     COMMISSION
                                       RESERVES      EQUITY      RESERVES      EQUITY      RESERVES       EQUITY
-------------------------------------------------------------- ------------------------- --------------------------
DECEMBER 31, 2011

 Affiliates                          $  3,342,813  $   394,470 $    830,856  $   138,051 $   2,511,957 $   256,419

 Non-affiliates                            65,890        7,775      444,215       73,807      (378,325)     (66,032)
-------------------------------------------------------------- ------------------------- --------------------------
 TOTAL                               $  3,408,703  $   402,245 $  1,275,071  $   211,858 $   2,133,632   $  190,387
============================================================== ========================= ==========================

DECEMBER 31, 2010

 Affiliates                          $  3,758,923  $   421,024 $    924,159  $   129,587 $   2,834,764 $    291,437

 Non-affiliates                            37,720        4,225      462,613       64,868      (424,893)     (60,643)
-------------------------------------------------------------- ------------------------- --------------------------
 TOTAL                               $  3,796,643  $   425,249 $  1,386,772  $   194,455 $   2,409,871 $  230,794
============================================================== ========================= ==========================

                                       53

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


As of December 31, 2011 and 2010 and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

-----------------------------------------------------------------
                           UNEARNED  PAID LOSSES   RESERVES FOR
                            PREMIUM      AND        LOSSES AND
                           RESERVES      LAE          LAE
-----------------------------------------------------------------
December 31, 2011

 Affiliates             $   830,856  $  124,663   $  10,409,887
 Non-affiliates             444,215     272,636       2,977,082
-----------------------------------------------------------------
 TOTAL                  $ 1,275,071  $  397,299   $  13,386,969
=================================================================
December 31, 2010
 Affiliates             $   924,159  $  131,717   $  10,701,691
 Non-affiliates             462,613     301,588       3,194,427
-----------------------------------------------------------------
 TOTAL                  $ 1,386,772  $  433,305   $  13,896,118
=================================================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The Company's unsecured reinsurance recoverables as of December 31, 2011 in excess of 3.0 percent of its capital and surplus is set forth in the table below:

------------------------------------------------------------------------
                                                   NAIC CO.
REINSURER                                           CODE        2011
------------------------------------------------------------------------
Affiliates:
 Chartis U.S., Inc. Admitted Pool                     -     $ 8,527,665
 Eaglestone Reinsurance Company                     10651       722,458
 Chartis Overseas Ltd.                                -         548,081
 AIU Insurance Company                              19399       142,755
 American International Reinsurance Co. Ltd           -          53,151
 Lexington Insurance Company                        19437        28,535
 United Guaranty Insurance Company                  11715        23,187
 Chartis Europe S.A.                                  -           6,375
 Chartis Insurance UK Ltd                             -           5,725
 Chartis Specialty Insurance Company                26883         4,901
 Landmark Insurance Company                         35637         2,696
 US Life Ins Co of NY (F/ Amer Int Life Ass NY)     70106         2,434
 Chartis Insurance Company Of Canada                  -           1,750
 Chartis Select Insurance Company                   10932         1,718
 Other affiliates below $1.0 million                  -           4,469
------------------------------------------------------------------------
  TOTAL AFFILIATES                                           10,075,900
------------------------------------------------------------------------

Non-Affiliates:
 Swiss Re Group                                       -         232,415
 Lloyds Syndicates                                    -         223,289
 Transatlantic Group                                  -         216,955
 Munich Re Group                                      -         174,362
------------------------------------------------------------------------
  TOTAL  NON-AFFILIATES                                         847,021
------------------------------------------------------------------------
 Total affiliates and non-affiliates                        $ 10,922,921
========================================================================

During 2011, 2010 and 2009, the Company reported in its Statements of Operations statutory losses of $2,152, $135,317 and $10,863, respectively, as a result of commutations with the following reinsurers. The 2011 loss was comprised of losses incurred of $2,146 and premiums earned of $(6); the 2010 loss was comprised of losses incurred of $135,412, commissions incurred of $(98) and premiums earned of $(3); the 2009 losses were from losses incurred.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------
COMPANY                                    2011        2010       2009
--------------------------------------------------------------------------

Argonaut Midwest Insurance Company        $   1,882  $       -   $     -
American International Reinsurance
Company, Ltd. (a)                                -      131,629    10,284
Continental Casualty Company                     -        1,270        -
Reliastar Life Insurance Company                 -        1,296        -
Other reinsurers below $1 million               270       1,122       579
--------------------------------------------------------------------------
TOTAL                                     $   2,152  $  135,317  $ 10,863
==========================================================================

(a) Effective April 1, 2010, National Union commuted a multi-year reinsurance agreement with AIRCO. The commutation resulted in the members of the Admitted Pool recapturing loss and LAE reserves of $2,576,715 in exchange for consideration of $2,211,079, resulting in a loss of $365,636, which was pooled in accordance with the Admitted Pooling Agreement. The commutation was approved by the NY DFS and Pennsylvania Insurance Department. The Company recorded its share of these transactions based upon its stated pool percentage as follows:

                                       COMPANY'S POOLED
                           TOTAL          ALLOCATION
                         -----------   -----------------
Liabilities:
 Outstanding losses      $ 2,576,715   $        927,617
                         ============  =================
P&L:
 Paid losses                 365,636            131,629
                         ============  =================
 Net cash                $ 2,211,079   $        795,988
                         ============  =================


As of December 31, 2011 and 2010, the Company had reinsurance recoverables on paid losses in dispute of $102,721 and $115,859, respectively.

During 2011, 2010 and 2009, the Company recovered/(wrote off) reinsurance recoverable balances of $14,092, $(1,224) and $8,952, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2011 and 2010, the Company's premium receivable and losses payable on assumed business are as follows:

-------------------------------------------------------------------------------
                   2011                    AFFILIATE   NON-AFFILIATE   TOTAL
-------------------------------------------------------------------------------
Premiums in course of collection           $ 165,233   $ 36,933      $ 202,166

Reinsurance payable on paid loss
and loss adjustment expenses                  71,426     11,807         83,233

-------------------------------------------------------------------------------
                   2010                    AFFILIATE  NON-AFFILIATE   TOTAL
-------------------------------------------------------------------------------
Premiums in course of collection
                                           $ 146,906   $ 11,982      $ 158,888
Reinsurance payable on paid loss
and loss adjustment expenses                 150,327      4,755        155,082

The primary components of the affiliated assumed reinsurance balances summarized above, and excluding members of the Admitted Pool, relate to reinsurance agreements with the following:

                                                       2011                          2010
-------------------------------------------------------------------------------------------------------------------

                                          PREMIUMS IN   REINSURANCE PAYABLE     PREMIUMS IN    REINSURANCE PAYABLE
                                           COURSE OF   ON PAID LOSS AND LOSS     IN COURSE   ON PAID LOSS AND LOSS
                                          COLLECTION     ADJUSTMENT EXPENSES     COLLECTION    ADJUSTMENT EXPENSES
-------------------------------------------------------------------------------------------------------------------
Chartis Overseas Ltd.                     $    42,610  $              13,061    $    14,735  $              20,053
Chartis Excess Ltd.                             8,210                     36              -                      -
Lexington Insurance Co.                         7,986                 10,262         16,421                 17,730
Chartis Europe SA                               7,984                  9,237          7,544                 11,977
Chartis Insurance Company of Canada             7,179                  6,348              -                      -
Chartis Insurance UK Ltd.                       6,947                  6,679         11,225                  4,051
CA De Seguros American Intl                     5,270                  1,337              -                      -
La Meridional Compania Argentina
de Seguros S.A.                                 3,757                  1,210              -                      -
Chartis Specialty Insurance. Co.                3,195                  1,321            388                    597
National Union Ins. Co. of Vermont              2,225                  9,024             47                 15,310
Chartis Insurance Company - Puerto Rico         1,473                  1,269         10,632                    310
United Guaranty Residential Ins. Co.              461                (50,400)           245                 20,558
Chartis Australia Insurance Ltd.                    -                  4,945              -                      -
AIU Insurance Co.                              (2,539)                (3,624)        (8,361)                (8,316)

Effective January 1, 2010, Chartis Specialty Insurance Company (Chartis Specialty) commuted its quota share and stop loss reinsurance agreements with National Union. In accordance with the commutation agreement, National Union transferred cash and securities totaling $4,041,671 to Chartis Specialty. This amount was net of a ceding commission

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


of $220,094. The Company recorded its share of these transactions based upon its stated pool percentage and reported the net impact on its financial statements from these transactions as follows:

                                                     COMPANY'S POOLED
                                   TOTAL               ALLOCATION
                                 ------------        -----------------
Liabilities:

 Outstanding losses              $ 3,278,251         $     1,180,170

 Unearned premium reserves           933,787                  336,163

 Other                                49,727                   17,902
                                 ------------        -----------------
                                   4,261,765                1,534,235
                                 ------------        -----------------
P&L:
 Ceding commission                   220,094                   79,234
                                 ------------        -----------------
                                 $ 4,041,671         $       1,455,001
                                 ============        =================

NOTE 7 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

As of December 31, 2011 and 2010, the Company's deposit assets and liabilities were comprised of the following:

---------------------------------------------------------------------------
                          Deposit    Deposit     Funds Held     Funds Held
                          Assets   Liabilities    Assets      Liabilities
-----------------------------------------------  --------------------------
December 31, 2011:
 Direct                  $      -  $    97,581   $        -   $          -
 Assumed                        -           44            -              -
 Ceded                          3            -            -          4,848

----- -----------------------------------------  --------------------------
 TOTAL                   $      3  $    97,625   $        -   $      4,848
===============================================  ==========================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
                                         DEPOSIT    DEPOSIT     FUNDS HELD    FUNDS HELD
                                         ASSETS   LIABILITIES     ASSETS     LIABILITIES
--------------------------------------------------------------  -------------------------
December 31, 2010:
 Direct                                $       -  $   100,648   $        -   $         -
 Assumed                                       -       89,243       88,515             -
 Ceded                                       686            -            -           990
--------------------------------------------------------------  -------------------------
 TOTAL                                 $     686  $   189,891   $   88,515   $       990
==============================================================  =========================

A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2011 and 2010 is set forth in the table below:

                                                 2011                          2010
-----------------------------------------------------------------    ---------------------------
                                         DEPOSIT       DEPOSIT        DEPOSIT        DEPOSIT
                                         ASSETS      LIABILITIES       ASSETS       LIABILITIES
-----------------------------------------------------------------    ---------------------------
Balance at January 1                   $      686    $   189,891     $    1,595    $    178,479
 Deposit activity, including loss
 recoveries                                  (683)       (90,764)        (1,622)          8,358
 Interest income or expense, net of
 amortization of margin                        -          (1,502)           713           3,054
 Non-admitted asset portion                    -              -              -              -
-----------------------------------------------------------------    ---------------------------
BALANCE AS OF DECEMBER 31              $        3    $    97,625     $      686    $   189,891
=================================================================    ===========================

                                                 2011                          2010
-----------------------------------------------------------------    ---------------------------
                                       FUNDS HELD     FUNDS HELD     FUNDS HELD     FUNDS HELD
                                         ASSETS      LIABILITIES        ASSETS     LIABILITIES
-----------------------------------------------------------------    ---------------------------
Balance at January 1                   $   88,515    $       990     $   88,515    $         -
 Contributions                                 -           4,753             -              990
 Withdrawals                              (88,515)          (895)            -               -
 Interest                                      -              -              -               -
-----------------------------------------------------------------    ---------------------------
BALANCE AS OF DECEMBER 31              $       -     $     4,848     $   88,515    $        990
=================================================================    ===========================

In 2011, the Company determined, based on settlement of related litigation, that an assumed reinsurance deposit transaction had terminated, and the Company eliminated assumed deposit liabilities of $90,000 and related funds held assets of $88,200.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 8 - FEDERAL INCOME TAXES

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent, AIG. AIG's domestic subsidiaries can be found on Schedule Y of the Company's annual statement.

The Company is allocated U.S. federal income taxes based upon an accounting policy that was amended, effective January 1, 2010. This accounting policy provides that the Company shall reflect in its financial statements the tax liability that would have been paid by the Company if it had filed a separate federal income tax return except that Chartis, Inc. assumes the current liability (and future risks and rewards of the tax position taken) associated with the Company's unrecognized tax benefits by means of a deemed capital contribution transaction. Unrecognized tax benefits is defined as any liability recorded in accordance with Financial Accounting Standards Board Interpretation No. 48 -- Accounting for Uncertainty in Income Taxes (FIN 48) which would include any tax liability recorded as the result of an agreed upon adjustment with the tax authorities, except ones arising as a result of errors or omissions.

While the accounting policy described above governs the current and deferred tax recorded to the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes is governed by an intercompany tax settlement arrangement entered into with Chartis, Inc. The terms of this intercompany cash settlement arrangement are based on principles consistent with the accounting policy for allocating income tax expense or benefit to the Company above, except that:

     - Any tax realized by the Company from the creation of a deferred inter-company gain (as determined under Treasury Regulation Section 1.1502-13) in which no consideration was received will be paid by the Subgroup Parent.

     - To the extent that (1) tax attributes are created outside of the normal course of business, (2) that cash benefit is received by Chartis, Inc. under its separate tax allocation agreement with Parent in advance of when the attributes are actually utilized in the AIG consolidated U.S. federal tax return, and (3) these identified tax attributes expire unused in the AIG consolidated tax return, Chartis, Inc. shall reimburse Parent for this amount and apportion such amount to the Company to the appropriate extent. The Company shall make any required reimbursements within 30 days after Chartis, Inc. receives notice from Parent. Consistent SSAP 10R principles and the Company's tax accounting policy for allocating taxes, any payment made under this provision would be accounted for as a distribution. At December 31, 2011, the Company has not generated any attributes outside of the normal course of business that could cause this provision of the agreement to become applicable.

     - In accordance with N.Y. Department of Insurance Circular Letter 1979-33, Subgroup Parent or Parent shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the consolidated tax liability of the Parent group.

The Company had a prior tax sharing agreement in place during the 2008 and 2009 years with Chartis, Inc. The key differences between the 2008/2009 tax sharing agreement and the 2010 tax sharing agreement are: (i) the Company had to pay its separate federal income tax liability without taking into account tax credits, whereas they may take into account tax credits under the 2010 tax sharing agreement; (ii) the Company did not have to pay for any tax arising from

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


gains from Qualifying Transactions (which were defined as deferred intercompany gains as defined in Treas. Reg. Section 1502-13 from the sale of stock or substantially all the assets of an operating subsidiary), whereas the 2010 agreement only exempts for deferred intercompany transactions for which no consideration was received; (iii) the Company did not have to pay any tax arising from Asset Sales (which were defined in the FRBNY credit facility between AIG and the Federal Reserve), so long as the net proceeds were remitted to AIG, whereas the 2010 agreement deletes references to Asset Sales since AIG repaid its obligations to FRBNY under the credit facility and (iv) the Company was paid for the use by the Subgroup of the Company's excess attributes that were utilized by the Subgroup, but under the 2010 agreement, the Company must be able to utilize the asset on its own separate company liability basis.

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, capital and surplus are due to/from Chartis, Inc. The statutory U.S. federal income tax rate is 35 percent at December 31, 2011.

The   components   of  the   Company's   net  deferred  tax   assets/liabilities
("DTA"/"DTL") as of December 31, 2011 and 2010 are as follows:

                                                    DECEMBER 31, 2011                         DECEMBER 31, 2010
                                        ----------------------------------------  ---------------------------------------
 DESCRIPTION                               ORDINARY      CAPITAL        TOTAL       ORDINARY      CAPITAL        TOTAL
--------------------------------------  ----------------------------------------  ---------------------------------------

 Gross deferred tax assets               $  1,632,616  $   122,640  $  1,755,256  $  1,501,814  $   265,330  $  1,767,144
 Less statutory valuation allowance                 -            -             -       633,968      131,367       765,335
                                        ----------------------------------------  ---------------------------------------
 Adjusted gross deferred tax assets         1,632,616      122,640     1,755,256       867,846      133,963     1,001,809
 Gross deferred tax liabilities               (58,661)    (176,253)     (234,914)      (67,312)    (133,963)     (201,275)
                                        ----------------------------------------  ---------------------------------------
 Net deferred tax asset/(liabilities)       1,573,955      (53,613)    1,520,342       800,534            -       800,534
 Deferred tax assets non-admitted            (828,450)           -      (828,450)      (17,769)           -       (17,769)
                                        ----------------------------------------  ---------------------------------------
 Net admitted deferred tax assets        $    745,505  $   (53,613) $    691,892  $    782,765  $         -  $    782,765
                                        ========================================  =======================================

                                                        CHANGE
                                        ----------------------------------------
 DESCRIPTION                               ORDINARY      CAPITAL        TOTAL
--------------------------------------  ----------------------------------------

 Gross deferred tax assets               $    130,802  $  (142,690) $    (11,888)
 Less statutory valuation allowance          (633,968)    (131,367)     (765,335)
                                        ----------------------------------------
 Adjusted gross deferred tax assets           764,770      (11,323)      753,447
 Gross deferred tax liabilities                 8,651      (42,290)     (33,639)
                                        ----------------------------------------
 Net deferred tax asset/(liabilities)         773,421      (53,613)      719,808
 Deferred tax assets non-admitted            (810,681)           -      (810,681)
                                        ----------------------------------------
 Net admitted deferred tax assets        $    (37,260)   $ (53,613) $    (90,873)


The Company has elected to admit DTAs pursuant to paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provision of Paragraph 10.e. as follows:

                                                                              DECEMBER 31, 2011              DECEMBER 31, 2010
                                                                      ------------------------------ -------------------------------
  DESCRIPTION                                                           ORDINARY  CAPITAL    TOTAL    ORDINARY  CAPITAL    TOTAL
--------------------------------------------------------------------- ------------------------------ -------------------------------

  Increase in DTA from carried back losses that reverse in subsequent
 three calendar years that are carried back to recoup taxes            $       -  $     -  $       -  $       -  $     -  $       -
  Increase in DTA from the lesser of adjusted gross DTAs realizable
 within 36 months or 15% of statutory surplus                            450,661        -    450,661    260,922        -    260,922
  Increase in DTA from adjusted gross DTAs that can be offset against
 DTLs                                                                          -        -          -          -        -          -
                                                                      ------------------------------ -------------------------------
  Total Increase in DTA admitted pursuant to Paragraph 10.e            $ 450,661  $     -  $ 450,661  $ 260,922  $     -  $ 260,922
                                                                      ============================== ===============================
                                                                                   CHANGE
                                                                       ------------------------------
  DESCRIPTION                                                           ORDINARY   CAPITAL   TOTAL
---------------------------------------------------------------------  ------------------------------

  Increase in DTA from carried back losses that reverse in subsequent
 three calendar years that are carried back to recoup taxes             $       -  $     - $       -
  Increase in DTA from the lesser of adjusted gross DTAs realizable
 within 36 months or 15% of statutory surplus                             189,739        -   189,739
  Increase in DTA from adjusted gross DTAs that can be offset against
 DTLs                                                                           -        -         -
                                                                       ------------------------------
  Total Increase in DTA admitted pursuant to Paragraph 10.e             $ 189,739  $     - $ 189,739
                                                                       ==============================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., 10.e. are as follows:

                                                                       DECEMBER 31, 2011                     DECEMBER 31, 2010
                                                            ----------------------------------- ------------------------------------
    DESCRIPTION                                              ORDINARY     CAPITAL      TOTAL     ORDINARY     CAPITAL       TOTAL
    ------------------------------------------------------  ----------------------------------- ------------------------------------

    Carried back losses that reverse in subsequent
      calendar year                                          $       -  $        -  $        -   $        -  $         - $        -
    The lesser of adjusted gross DTAs realizable
      within 12 months or 10% of statutory surplus             241,231           -     241,231      521,844            -    521,844
                                                            ----------------------------------- ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs        112,273     122,641     234,914       67,312      133,963    201,275
                                                            ----------------------------------- ------------------------------------
    Total DTA admitted pursuant to Paragraphs 10.a, 10.b
      and 10.c                                                 353,504     122,641     476,145      589,156      133,963    723,119
                                                            ----------------------------------- ------------------------------------

 Admission Calculation Components
 SSAP 10R, Paragraph 10.e

    Carried back losses that reverse in subsequent
      three calendar years                                           -           -           -            -            -          -
    The lesser of adjusted gross DTAs realizable
      within 36 months or 15% of statutory surplus             450,661           -     450,661      260,922            -    260,922
                                                            ----------------------------------- ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs              -           -           -            -            -          -
                                                            ----------------------------------- ------------------------------------
    Additional DTA admitted pursuant to Paragraph 10.e         450,661           -     450,661      260,922            -    260,922
                                                            ----------------------------------- ------------------------------------

    Total DTA Admitted Under SSAP 10R                          804,165     122,641     926,806      850,077      133,963    984,040
    Total DTL                                                  (58,661)   (176,253)   (234,914)     (67,312)    (133,963)  (201,275)
                                                            ----------------------------------- ------------------------------------

    Net Admitted DTA                                         $ 745,504  $  (53,612) $  691,892   $  782,765  $         - $  782,765
                                                            =================================== ====================================

 Used in SSAP 10R, Par. 10 d

    Total adjusted capital                                           -           -   5,282,793            -            -  6,376,918
                                                                                   ------------                          -----------
    Authorized control level                                         -           -   1,237,484            -            -  1,524,545
                                                                                   ------------                          -----------

                                                                          CHANGE
                                                            ------------------------------------
     DESCRIPTION                                              ORDINARY    CAPITAL     TOTAL
    ------------------------------------------------------  ------------------------------------

    Carried back losses that reverse in subsequent
      calendar year                                          $       -  $        -  $         -
    The lesser of adjusted gross DTAs realizable
      within 12 months or 10% of statutory surplus            (280,613)          -     (280,613)
                                                            ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs         44,961     (11,322)      33,639
                                                            ------------------------------------
    Total DTA admitted pursuant to Paragraphs 10.a, 10.b
      and 10.c                                                (235,652)    (11,322)    (246,974)
                                                            ------------------------------------

 Admission Calculation Components
 SSAP 10R, Paragraph 10.e

    Carried back losses that reverse in subsequent
      three calendar years                                           -           -            -
    The lesser of adjusted gross DTAs realizable
      within 36 months or 15% of statutory surplus             189,739           -      189,739
                                                            ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs              -           -            -
                                                            ------------------------------------
    Additional DTA admitted pursuant to Paragraph 10.e         189,739           -      189,739
                                                            ------------------------------------

    Total DTA Admitted Under SSAP 10R                          (45,912)    (11,322)     (57,234)
    Total DTL                                                    8,651     (42,290)     (33,639)
                                                            ------------------------------------

    Net Admitted DTA                                         $ (37,261) $  (53,612) $   (90,873)
                                                            ====================================

 Used in SSAP 10R, Par. 10 d

    Total adjusted capital                                           -           -  (1,094,125)
                                                                                   -------------
    Authorized control level                                         -           -    (287,061)
                                                                                   -------------

The following table provides the Company's assets, capital and surplus, and Risk Based Capital information with the DTA calculated under SSAP 10R paragraphs 10.a. to 10.c. and the additional DTA determined under SSAP 10R paragraph 10.e.:

                                                          DECEMBER 31, 2011                     DECEMBER 31, 2010
                                                   ------------------------------------ ----------------------------------
        DESCRIPTION                                  ORDINARY   CAPITAL       TOTAL      ORDINARY   CAPITAL        TOTAL
       ------------------------------------------- ------------------------------------ ------------- --------- ----------

 SSAP 10R, Paragraphs 10.a, 10.b, and 10.c

        Admitted deferred tax assets                $ 294,843  $ (53,612) $    241,231   $ 521,844  $     -  $    521,844
        Admitted assets                                     -          -    23,449,611           -        -    26,155,673
        Adjusted statutory surplus                          -          -     5,216,642           -        -     6,412,177
        Total adjusted capital from DTA                     -          -     5,216,642           -        -     6,412,177

 Increased amounts due to SSAP 10R, Paragraph 10.e

        Admitted deferred tax assets                  745,504    (53,612)      691,892     782,765        -       782,765
        Admitted assets                                     -          -    23,900,272           -        -    26,416,595
        Statutory surplus                                   -          -  $  5,667,303           -        -  $  6,673,099

                                                                  CHANGE
                                                   ------------------------------------
        DESCRIPTION                                  ORDINARY   CAPITAL       TOTAL
       ------------------------------------------- ------------------------------------
 SSAP 10R, Paragraphs 10.a, 10.b, and 10.c

        Admitted deferred tax assets                $(227,001) $ (53,612) $   (280,613)
        Admitted assets                                     -          -    (2,706,062)
        Adjusted statutory surplus                          -          -    (1,195,535)
        Total adjusted capital from DTA                     -          -    (1,195,535)

 Increased amounts due to SSAP 10R, Paragraph 10.e

        Admitted deferred tax assets                  (37,261)   (53,612)      (90,873)
        Admitted assets                                     -          -    (2,516,323)
        Statutory surplus                                   -          -  $ (1,005,796)

The Company has employed tax planning strategies in determining the amount of adjusted gross and net admitted deferred tax assets. Tax planning strategies increased ordinary adjusted gross DTAs by $1,312,815 and net admitted DTAs by $64,523. Tax planning strategies had no impact upon capital adjusted gross DTAs and net admitted capital DTAs, all of which were non-admitted.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company's current income tax expense/(benefit) was comprised of the following:

 For the years ended December 31,                 2011         2010         2009
------------------------------------------------------------------------------------

  Federal income tax                           $  (95,734) $  (142,812) $  (215,953)
  Foreign income tax                               (8,461)      (5,462)      37,836
                                              --------------------------------------
        Subtotal                                 (104,195)    (148,274)    (178,117)
  Federal income tax on net capital gains           90,032     169,323       57,389
  Other - including return to provision                -         6,354       55,810
                                              --------------------------------------
  Federal and foreign income taxes incurred    $  (14,163) $    27,403  $   (64,918)
                                              =====================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The composition of the Company's net deferred tax assets as of December 31, 2011 and 2010, along with the changes in deferred income taxes for 2011, is set forth in the table below:

Deferred tax assets:

     Ordinary                                                   2011           2010         CHANGE
                                                            -----------------------------------------

            Loss reserve discount                            $   416,180   $   488,039   $   (71,859)
            Non-admitted assets                                  126,696       146,586       (19,890)
            Unearned premium reserve                             200,003       224,940       (24,937)
            Goodwill & deferred revenue                           29,941        29,941             -
            Bad debt expense                                      74,123        88,502       (14,379)
            Net operating loss carryforward                      461,242       376,835        84,407
            Foreign tax credits                                   69,946        99,895       (29,949)
            Deferred tax of foreign entities                      43,675        38,621         5,054
            Investments                                          118,681          -          118,681
            Deferred loss on branch conversion                     9,555          -            9,555
            Intangibles                                           22,280          -           22,280
            Other temporary difference                            60,293         8,455        51,838
                                                            -----------------------------------------
                                                 Subtotal      1,632,615     1,501,814       130,801

      Statutory valuation allowance adjustment                       -        (633,968)      633,968
      Non-admitted                                              (828,450)      (17,769)     (810,681)
                                                            -----------------------------------------

      Admitted ordinary deferred tax assets                      804,165       850,077       (45,912)
                                                            -----------------------------------------

      Capital


            Investments writedown                                110,936       149,630       (38,694)
            Unrealized capital losses                             11,335        87,003       (75,668)
            Deferred intercompany loss                                 -        28,697       (28,697)
            Other temporary difference                               370             -           370
                                                            ------------- ------------- ---------------
                                                 Subtotal        122,641       265,330      (142,689)

      Statutory valuation allowance adjustment                         -      (131,367)      131,367
      Non-admitted                                                     -             -             -
                                                            -----------------------------------------

      Admitted capital deferred tax assets                       122,641       133,963       (11,322)
                                                            -----------------------------------------

                                                            -----------------------------------------
      TOTAL ADMITTED DEFERRED TAX ASSETS                     $   926,806   $   984,040   $   (57,234)
                                                            =========================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


Deferred tax liabilities:

     Ordinary                                                                           2011          2010        CHANGE
                                                                                   ----------------------------------------

            Investments                                                             $   (46,868)  $   (17,160)  $  (29,708)
            Other (including items <5% of total ordinary tax liabilities)               (11,793)      (50,152)      38,359
                                                                                   ----------------------------------------
                                                                        Subtotal        (58,661)      (67,312)       8,651


     Capital

            Investments                                                                 (19,064)            -      (19,064)
            Unrealized capital gains                                                   (157,189)     (133,963)     (23,226)
                                                                                   ----------------------------------------
                                                                        Subtotal       (176,253)     (133,963)     (42,290)

                                                                                   ----------------------------------------
 TOTAL DEFERRED TAX LIABILITIES                                                     $  (234,914)  $  (201,275)  $  (33,639)
                                                                                   ----------------------------------------


 NET ADMITTED DEFERRED TAX ASSETS/(LIABILITIES):                                    $   691,892   $   782,765   $  (90,873)
                                                                                   ========================================

The change in net deferred tax assets is comprised of the following: (this analysis is exclusive of non-admitted assets as the Change in Non-Admitted Assets is reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement):

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

Description                                                       2011         2010       CHANGE
                                                             --------------------------------------

 Adjusted gross deferred tax assets                           $ 1,755,256  $ 1,001,809  $  753,447
 Total deferred tax liabilities                                  (234,914)    (201,275)    (33,639)
                                                             --------------------------------------
 Net deferred tax assets                                        1,520,342      800,534     719,808
 Deferred tax assets/(liabilities) - SSAP 3                                                     -
 Deferred tax assets/(liabilities) - unrealized                                              3,008
 Deferred tax - noncash settlement through paid-in-capital                                  57,153

                                                                                       ------------
 Total change in deferred tax                                                              659,647
                                                                                       ============

 Change in deferred tax - current year                                                     643,845
 Change in deferred tax - current year - other surplus items                                15,802
                                                                                       ------------
 Change in deferred tax - current year - total                                             659,647
                                                                                       ============

                                                                CURRENT      DEFERRED      TOTAL
                                                             --------------------------------------
 SSAP 3 impact:
       SSAP 3 - general items                                     (20,102)      90,565      70,463
       SSAP 3 - unrealized gain/loss                                   -      (101,902)   (101,902)
                                                             --------------------------------------
       Total SSAP 3                                               (20,102)     (11,337)    (31,439)
       SSAP 3 - statutory valuation allowance                          -        11,337      11,337
                                                             --------------------------------------
       SSAP 3 - adjusted tax assets and liabilities               (20,102)          -     (20,102)
       SSAP 3 - non-admitted impact                                22,382           -       22,382
                                                             --------------------------------------
 Total SSAP 3 impact                                          $     2,280           -   $    2,280
                                                             ======================================

STATUTORY VALUATION ALLOWANCE

Under SSAP 10R, statutory gross deferred tax assets must be reduced to the extent it is determined that valuation allowance would be required under U.S. GAAP valuation allowance principles pursuant to Accounting Standard Codification
(ASC) 740, Income Taxes. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. At December 31, 2011, the Company recorded gross deferred tax assets before valuation allowance of tax assets of $1,755,256. Management believes that it is more likely than not that these assets will be realized in the forseeable future therefore the Company has not recorded a valuation allowance against its deferred tax asset. This assessment is based on the Company's expectation based on a "more likely than not" standard in measuring its ability to realize its gross deferred tax assets reported on the Company's statement of admitted assets at December 31, 2011.

When making its assessment about the realization of its deferred tax assets at December 31, 2011, the Company considered all available evidence, as required by income tax accounting guidance, including:

     -    the  nature,   frequency,  and  severity  of  current  and  cumulative
          financial reporting losses;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     - transactions completed and transactions expected to be completed in the near future;

     - the carryforward periods for the net operating and capital loss and foreign tax credit carryforward;

     - the application of the amended tax sharing agreement between the tax Sub Group and the Ultimate Parent; and

     - tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

Despite the existence of cumulative losses in recent years, including losses related to adverse development in 2009, 2010 and 2011, the Company has been able to implement tax planning strategies to protect against the loss of deferred tax assets, and the Company has concluded that it is more likely than not that its net deferred tax assets will be realized at December 31, 2011.

In concluding that a portion of the statutory gross deferred tax assets are realizable under the U.S. GAAP valuation allowance model, the Company considered both the positive and negative evidence regarding its ability to generate sufficient taxable income to realize the reported adjusted deferred tax assets.

Negative evidence included (i) the existence of cumulative losses in recent years, including losses related to adverse development in 2009 and 2010 of $1,006,000 and $1,506,600, respectively; (ii) the risk that the Company will not be able to execute upon on all of its strategies and actions in the anticipated timeframe; (iii) that Chartis is unable to continue generating profits from the foreign insurance business which the Company has asserted that it can reinsure into the Company; and (iv) that the Company is unable to identify securities earning the investment yields contemplated in the projections and strategies which represented yields ranging from 3.75 percent to 10.8 percent.

Positive evidence included the availability of prudent and feasible tax planning strategies and AIG's, Chartis' and the Company's ability to execute on tax planning strategies and/or actions, if required, that would allow the Company to generate taxable income in order to realize the statutory gross deferred tax assets. These tax planning strategies included: (i) converting tax-exempt investment income to taxable investment income through both the municipal bond borrowing program or through the sale of additional tax-exempt securities to third parties and affiliates and reinvestment of the proceeds in taxable securities; and (ii) investing available resources into higher yielding assets.

It is important to note, estimates of future taxable income generated from specific transactions and tax planning strategies could change in the near term, perhaps materially, which may require the Company to adjust its assessment of the need for a valuation allowance. Such adjustments could be material to the Company's financial condition or its results of operations for an individual reporting period.

STATUTORY ADMISSIBILITY

Once the $1,755,256 of adjusted gross deferred tax asset was quantified, this value was assessed for statutory admissibility using SSAP 10R's three part test. The first test allows for the admissibility of adjusted gross deferred tax assets that are expected to reverse in the next three years and could be used to recover taxes paid in prior years. Based upon the Company's tax sharing agreements discussed at Note 8, no carryback potential exists and thus no adjusted gross deferred tax asset can be admitted under this first test. The second test allows for an adjusted gross deferred tax asset to be admitted based upon the lesser of 15 percent of adjusted statutory surplus of the most recently filed

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


statement and the adjusted gross deferred tax assets expected to reverse within the next three years and that it is expected to be realized (i.e., provide incremental cash tax savings). Under this test, the Company is required to project future taxable income. If operating results differ from those expected in the Company's projections, the amount of the adjusted gross deferred tax asset admitted could materially change. The Company's projections used in determining the admissibility of adjusted gross deferred tax assets included the consideration of the tax planning actions and strategies discussed above and carry similar risks, including the possibility of continuing adverse development in the prior year loss reserves. Finally, the adjusted gross deferred tax assets not admitted under the first two tests can be admitted to the extent there are existing deferred tax liabilities allowable under the relevant tax law. As a result of these tests for statutory admissibility, $691,892 of adjusted gross deferred tax assets were admitted as of December 31, 2011.

The Company does not have any unrecorded deferred tax liabilities.

The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35 percent to income before income taxes as follows:

                                                       2011                    2010                     2009
                                               ---------------------  ------------------------  ------------------------
 Description                                     AMOUNT   TAX EFFECT    AMOUNT    TAX EFFECT     AMOUNT      TAX EFFECT
---------------------------------------------  ---------------------  ------------------------  ------------------------
 Net income before federal income taxes and
 capital gains taxes                           $ 480,413  $ 168,145   $ (749,113) $  (262,190) $  184,874  $     64,706
 Book to tax adjustments:
   Tax exempt income                            (304,201)  (106,470)    (420,450)    (147,157)   (456,093)     (159,633)
   Intercompany dividends                         (6,294)    (2,203)           -            -     (94,815)      (33,185)
   Dividend received deduction                      (451)      (158)      (8,767)      (3,069)    (18,128)       (6,345)
   Subpart F income, gross-up & foreign
   tax credits                                    14,771     (3,291)     (36,387)     (13,104)          -             -
   Meals and entertainment                             -          -          567          199         862           302
   Stock options and other compensation           27,409      9,593        4,644        1,625           -             -
   Non-deductible penalties                        1,442        505            -            -           -             -
   Change in non-admitted assets                  84,424     29,549      162,087       56,731    (102,726)      (35,954)
   Change in tax position                              -     (5,702)           -       11,310           -        59,878
   Statutory valuation allowance               (753,998)   (753,998)     765,335      765,335           -             -
   Sale of divested entities                           -          -            -            -     (70,576)      (24,702)
   Return to provision                                 -    (5,690)            -       19,394           -        11,457
   Branch incorporation & conversion (Hong
  Kong/Singapore/Australia)                         (536)      (188)           -            -           -             -
   Non-deductible expenses                        34,253     11,989            -            -           -         1,399
   Other                                            (252)       (89)           -       (5,297)     (4,392)       (2,195)
------------------------------------------------------------------------------------------------------------------------
          Total book to tax adjustments         (903,433)  (826,153)     467,029      685,967    (745,868)     (188,978)
------------------------------------------------------------------------------------------------------------------------
 Total federal taxable income and tax          $(423,020) $(658,008)  $ (282,084) $   423,777  $ (560,994)    $(124,272)
========================================================================================================================

 Federal income tax incurred                               (104,195)                 (141,920)                 (122,307)
 Federal income tax on realized capital gains                90,032                   169,323                    57,389
 Change in deferred tax                                    (659,647)                  396,374                   (59,354)
 Less: Change in deferred tax - other
  surplus items                                              15,802                         -                         -
                                                          ---------               -----------              -------------
 Total tax                                                $(658,008)              $   423,777              $   (124,272)
                                                          =========               ===========              =============

As of December 31, 2011, the Company had $69,946 foreign tax credits carry forwards expiring through the year 2021, and $1,317,835 of net operating loss carry forwards expiring through the year 2031 that are available to offset against future taxable income. The Company has no capital loss carry forwards remaining as of December 31, 2011 and no other unused tax credits available to offset against future taxable income as of December 31, 2011 and 2010.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses which it may

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes. Currently, there is no federal income tax incurred available for recoupment in the event of future net operating losses for tax purposes.

As of December 31, 2011, the Company had no deposits under IRC Section 6603.

In 2009, tax liabilities relating to uncertain tax positions and tax return errors and omissions relating to the Company were held by Chartis, Inc., the Subgroup Parent. Pursuant to the amended tax sharing agreement that was effective January 1, 2010, Chartis, Inc. continues to assume the liabilities for uncertain tax positions of the Company; however any change in liability relating to tax return errors and omissions are now reflected as liabilities of the Company at December 31, 2011. As of December 31, 2011, the Company recorded gross liabilities related to tax return errors and omissions in the amount of $17,411.

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

 At December 31, 2011

 MAJOR TAX JURISDICTIONS          OPEN TAX YEARS
--------------------------------------------------
 UNITED STATES                     2000 - 2010


NOTE 9 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

A.   PENSION PLAN


     Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

     The AIG Retirement Plan (the AIG U.S. Plan) is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than 5 years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

     The Company is jointly and severally responsible with AIG and other participating companies for funding

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

      Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

      Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans will be converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits. However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

      The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, Accounting for Pensions (SSAP 89).

     -----------------------------------------------------------------------
     AS OF DECEMBER 31,                         2011            2010
     -----------------------------------------------------------------------
     Fair value of plan assets              $   3,432,515   $   3,424,553
     Less projected benefit obligation          4,219,931       3,574,840
     -----------------------------------------------------------------------
     Funded status                          $    (787,416)  $    (150,287)
     =======================================================================


      The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011, 2010 and 2009 are set forth in the table below:

     ---------------------------------------------------------------------------------------------------------
     AS OF DECEMBER 31,                                2011                  2010                 2009
     ---------------------------------------------------------------------------------------------------------
      Discount rate                                     4.62%                5.50%                 6.00%
      Rate of compensation increase (average)           4.00%                4.00%                 4.00%
      Measurement date                           December 31, 2011    December 31, 2010     December 31, 2009
      Medical cost trend rate                            N/A                  N/A                   N/A
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

      In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $7,922 and $11,968 for 2011 and 2010, respectively.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan (SERP), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

B.   POSTRETIREMENT BENEFIT PLANS

     AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $33, with a maximum $25 thereafter.

     Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at ages 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

     AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, Postretirement Benefits Other Than Pensions (SSAP 14), as of December 31, 2011 and 2010 were $201,960 and $202,418, respectively. These obligations are not currently funded. The Company's allocated share of other postretirement benefit plan expenses were $589 and $112 for the years ended December 31, 2011 and 2010, respectively.

     Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

     As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

C.   STOCK OPTION AND DEFERRED COMPENSATION PLANS

     Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan including share-based cash settled awards such as the Stock Salary and TARP RSU Awards and several other legacy AIG-sponsored employee compensation plans, which are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards are remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG
     1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $4,034 and $14,408, respectively, related to stock options and restricted stock units granted under these plans.

     In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights (SARs) if certain performance metrics are met. During 2011 and 2010, AIG allocated to the Company $4,986 and $9,861, respectively, for expenses incurred under this plan.

     In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees, (the AIG Incentive Savings
     Plan), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to 7 percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was, $4,957 and $7,156 in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first 6 percent of participant contributions and to allow all employees to contribute up the annual IRS contribution maximum of $17.

D.   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

     AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act (COBRA) medical subsidies. The costs of these plans are borne by AIG and its participating subsidiaries.

E.   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3,100.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 10 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS


A.   CAPITAL AND SURPLUS

     The Company returned $1,420,000 in capital to its immediate parent as a result of reducing the par value of its common capital stock from $0.015 per share to $0.0115065 per share. The return of capital was accomplished by two separate transactions. On March 31, 2011, the Company reduced the par value of its common stock from $0.015 per share to $0.0124578 per share. On September 30, 2011, the Company further reduced the par value of its common stock to $0.0115065 per share. As a result of these transactions, the Company's common capital stock was reduced by $5,922 and its gross paid in and contributed surplus was reduced by $1,414,078. Both transactions were approved by the Company's board of directors and NY DFS.

     The portion of unassigned surplus as of December 31, 2011 and 2010 represented by each item below is as follows:


     --------------------------------------------------------

                                      2011           2010
     --------------------------------------------------------
     Unrealized gains            $     198,889   $   220,760

     Non-admitted asset values      (1,224,794)     (458,968)

     Provision for reinsurance         (78,525)      (99,443)
     --------------------------------------------------------

     --------------------------------------------------------

     In calculating the provision for reinsurance as of December 31, 2011, management utilized collateral including letters of credit provided by its Ultimate Parent of $381,134. In calculating the provision for reinsurance as of December 31, 2010, management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $314,752 and $26,752, respectively. The use of these assets was approved by the domiciliary regulator.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The changes in unrealized gains and non-admitted assets reported in the Statements of Operations and Changes in Capital and Surplus were derived as follows:

     --------------------------------------------------------- ------------ -------------
     Change in net unrealized gains                 2011           2010      2009
     --------------------------------------------------------- ------------ -------------
     Unrealized gains, current year              $   198,889   $   220,760   $   441,772
     Unrealized gains, previous year                 220,760       441,772       739,654
                                                ------------- ------------- -------------
     Change in unrealized gains                      (21,871)     (221,012)     (297,882)

     Change in tax on unrealized gains                 3,008       110,099       202,913
     Change in accounting principles SSAP 43R              -             -        (6,693)
     Adjustments to beginning surplus                  2,913       (40,963)       (8,900)
     Derivatives - change in foreign exchange          5,940        (4,250)            -
     Amortization of goodwill                         (7,967)       (5,204)       (2,502)
     Other - Japan UTA                                62,374             -             -
                                                ------------- ------------- -------------
     Change in unrealized, net of taxes          $    44,397   $  (161,330)  $  (113,064)
                                                ============= ============= =============

(a) The 2009 balance includes $3,395 of adjustments to the income tax effect of capital gains.


     ---------------------------------------------------------------------------
     Change in non-admitted asset values             2011                2010
     ---------------------------------------------------------------------------

     Non-admitted asset values, current year     $  (1,224,794)   $    (458,968)
     Non-admitted asset values, previous year         (458,968)      (1,087,959)
                                                ---------------  ---------------
     Change in non-admitted assets                    (765,826)         628,991

     Change in SSAP 10R                               (189,739)          11,994
     Adjustments to beginning surplus                   29,308         (128,361)
     Other surplus adjustments                               -              613
                                                ---------------  ---------------
     Change in non-admitted assets               $    (926,257)   $     513,237
                                                ===============  ===============


B.   RISK-BASED CAPITAL REQUIREMENTS

     The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

     In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2011

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     reporting period.


C.   DIVIDEND RESTRICTIONS

     Under New York law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the lower of 10.0 percent of the Company's statutory earned surplus as of December 31, 2011, or 100.0 percent of the Company's adjusted net investment income for the preceding 36 month period ending December 31, 2011) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of NY DFS. As of December 31, 2011, the maximum dividend payment, which may be made without prior approval during 2012, is approximately $308,827.

     Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose.

     As of December 31, 2011 and 2010, the Company paid dividends to Chartis U.S., Inc. of $137,458 and $301,343, respectively, which included $0 of extraordinary dividends.


NOTE 11 - CONTINGENCIES

A.   LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

     Other legal proceedings include the following:

     The National Association of Insurance Commissioners Market Analysis Working Group, led by the states of Ohio and Iowa, is conducting a multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"). The examination formally commenced in September 2010 after National Union, based on the identification of certain regulatory issues related to the conduct of its accident and health insurance business, including rate and form issues, producer licensing and appointment, and vendor management, requested that state regulators collectively conduct an examination of the regulatory issues in its accident and health business. In addition to Ohio and Iowa, the lead states in the multi-state examination are Minnesota, New Jersey and Pennsylvania, and currently a total of 38 states have agreed to participate in the multi-state examination. As part of the multi-state examination, an Interim Consent Order was entered into with Ohio on (A) January 7, 2011, in which National Union agreed, on a nationwide basis, to cease marketing directly to individual bank customers accident/sickness policy forms that had

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     been approved to be sold only as policies providing blanket coverage, and to certain related remediation and audit procedures and (B) on February 14, 2012, in which National Union agreed, on a nationwide basis, to limit outbound telemarketing to certain forms and rates. A Consent Order was entered into with Minnesota on February 10, 2012, in which National Union and Travel Guard Group Inc. agreed to (i) cease automatically enrolling Minnesota residents in certain insurance relating to air travel, (ii) pay a civil penalty to Minnesota of $250 and (iii) refund premium to Minnesota residents who were automatically enrolled in certain insurance relating to air travel. In early 2012, Chartis U.S., Inc., on behalf of itself, National Union, and certain of Chartis U.S., Inc.'s insurance companies (collectively, "Chartis U.S.") and the lead regulators agreed in principle upon certain terms to resolve the multi-state examination. The terms include Chartis U.S.'s (i) payment of a civil penalty of up to $51,000,
     (ii) agreement to enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating Chartis U.S.'s ongoing compliance with laws and regulations governing the regulatory issues identified in the examination, and (iii) agreement to pay a contingent fine in the event that Chartis U.S. fails to substantially comply with the steps and standards agreed to in the corrective action plan. AIG has established a reserve equal to the amount of the civil penalty under the proposed agreement. As the terms outlined above are subject to agreement by the lead and participating states and appropriate agreements or orders, the Company (i) can give no assurance that these terms will not change prior to a final resolution of the multi-state examination that is binding on all parties and (ii) cannot predict what other regulatory action, if any, will result from resolving the multi-state examination. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on Chartis's consolidated results of operations for an individual reporting period, the ongoing operations of the business being examined, or on similar business written by other AIG carriers. National Union and other Chartis companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course.

     AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

     The  intervening  plaintiffs  had  requested  a  stay  of  all trial  court
     proceedings      pending      their      appeal      of      an       order

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

     After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action discovery. The parties are presently engaged in class discovery, and plaintiffs' motion for class certification is scheduled for a hearing starting on May 30, 2012.

     As of April 18, 2012, the parties have not commenced general discovery, and the court has not determined if a class action is appropriate or the size or scope of any class. The Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from the litigation.

     On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. That appeal remains pending. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010.

     In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     Because Eagle and Newark are in liquidation with the Commissioner of the New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

     Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's bankruptcy proceeding is pending. The AIG Parties filed a motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated. The settlement discussed below contains a release from RPC to the AIG Parties that covers the claims RPC asserted against the AIG Parties in the New Jersey Action.

     On December 28, 2010, the Bankruptcy Court granted motions to approve settlements entered into in September 2010 between the AIG parties and the RPC Defendants (other than two of RPC's affiliates whose corporate privileges have been suspended by their respective states of incorporation and are therefore unable to enter into contracts) resolving all claims and counterclaims between the AIG parties and the RPC Defendants, and on March 16, 2011 the Court entered an Order dismissing the case with prejudice. The settlements will not have a material adverse effect on the AIG parties' financial position.

     On March 23, 2011, certain AIG entities were served with a Summons with Notice of a suit filed in New York Supreme Court (Nassau County) by William Wallach, The William Wallach Irrevocable Trust, Lawrence Wallach, and Richard Wallach. Prior to his death in 2010, William Wallach was the majority shareholder in RPC. The Summons with Notice indicates that the suit purports to seek damages of $375,000 for breach of contract, misrepresentation, breach of fiduciary duty, fraud, deceit, tortious interference with contractual relations and prima facie tort.

     Following motion practice in the District Court, the matter was referred to the Bankruptcy Court as related to the settlement that was approved on March 16, 2011. The AIG Defendants requested leave to move for sanctions because they assert the complaint is frivolous, and the plaintiffs indicated their intent to file an amended complaint. On October 5, 2011, the Bankruptcy Court set a 60-day deadline for plaintiffs to amend, if so advised, and to determine whether they wish to proceed notwithstanding AIG Defendants' assertion that the claim is frivolous. The plaintiffs neither withdrew nor amended their complaint within the 60-day deadline set by the Bankruptcy Court. On December 7, 2011, the Bankruptcy Court indicated that the AIG Defendants should file their motions to dismiss and for sanctions against the plaintiffs' existing complaint, returnable January 18, 2012. The AIG Defendants filed their motions to dismiss and for sanctions on December 19, 2011. On February 1, 2012, the bankruptcy court dismissed the complaint without prejudice and set a March 5, 2012 hearing date for the AIG Defendants' sanctions motion. At that hearing, the Court granted the AIG Defendants' sanctions motion.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95 percent) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

     Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

     On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the

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                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     NWCRP),  the NWCRP,  its board members,  and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008.

     On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims -- previously counterclaims that were dismissed without prejudice -- against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law.

     On October 30, 2009, all of the parties now in the position of defendant -- the AIG parties' competitors, the NWCRP and NCCI -- filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. On July 1, 2010 the Court denied the pending motions to dismiss as to all claims, except that it dismissed the AIG parties' claim for unjust enrichment. On July 30, 2010, the NWCRP filed a motion for reconsideration of the Court's decision denying its motion to dismiss the accounting claim asserted against it by the AIG parties, and that motion was denied on August 16, 2010.

     On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. On July 1, 2010, the Court denied the pending motion to dismiss as to all claims, except that it dismissed the plaintiffs' claim for promissory estoppel against the AIG subsidiary defendants (the promissory estoppel claim against AIG survives). Class discovery has been completed, and on July 16, 2010, the plaintiffs filed a motion for class certification. The AIG parties filed their opposition to this motion on October 8, 2010.

     On January 5, 2011, the AIG parties executed a term sheet with a group of intervening plaintiffs, made up of seven participating members of the NWCRP that filed a motion to intervene in the class action for the purpose of settling

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                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     the  claims  at  issue  on  behalf  of a  settlement  class.  The  proposed class-action settlement would require AIG to pay $450,000 to satisfy all liabilities to the class members arising out of the workers compensation premium reporting issues, a portion of which would be funded out of the remaining amount held in a fund established as part of AIG's settlement with the NYAG and NYDOI in 2006 (the "Workers Compensation Fund"), as addressed above, less any amounts previously withdrawn to satisfy AIG's regulatory settlement obligations, as addressed below. On January 13, 2011, their motion to intervene was granted. On January 19, 2011, the intervening class plaintiffs filed their Complaint in Intervention. On January 28, 2011, the AIG parties and the intervening class plaintiffs entered into a settlement agreement embodying the terms set forth in the January 5, 2011 term sheet and filed a joint motion for certification of the settlement class and preliminary approval of the settlement. If Court approval becomes final, the settlement agreement will resolve and dismiss with prejudice all claims that have been made or that could have been made in the consolidated litigations pending in the Northern District of Illinois arising out of workers compensation premium reporting, including the class action, other than claims that are brought by or against any class member that opts out of the settlement. On April 29, 2011, Liberty Mutual Group filed papers in opposition to preliminary approval of the proposed settlement and in opposition to certification of a settlement class, in which it alleged that AIG's actual exposure should the class action continue through judgment to be in excess of $3,000,000. The AIG parties dispute this allegation.

     On August 1, 2011,  the Court  issued an  opinion  and order  granting  the pending motion for settlement class certification and preliminarily approving the proposed class action settlement, subject to certain minor modifications to the settlement agreement that the Court noted the parties already had agreed to make. The opinion and order stated that it would become effective upon entry of a separate Findings and Order Preliminarily Certifying a Settlement Class and Preliminarily Approving Proposed Settlement, which was then entered on August 5, 2011. Liberty Mutual sought leave from the United States Court of Appeals for the Seventh Circuit to appeal the August 5, 2011 class certification decision, which was denied on August 19, 2011. Notice of the settlement was issued to the class members on August 19, 2011 advising that any class member wishing to opt out of or object to the class action-settlement was required to do so by October 3, 2011. RLI Insurance Company and its affiliates, which were to receive less than one thousand dollars under the proposed settlement, sent the only purported opt-out notice. Liberty Mutual, including its subsidiaries Safeco and Ohio Casualty, and the Kemper group of insurance companies, through their affiliate Lumbermens Mutual Casualty, were the only two objectors. The AIG parties and the settling class plaintiffs filed responses to the objectors' submissions on October 28, 2011. The Court conducted a final fairness hearing on November 29, 2011. Immediately prior to the hearing, Lumbermens Mutual Casualty withdrew its objection to the settlement. On December 21, 2011, the Court issued an Order granting final approval of the settlement, but staying that ruling pending a forthcoming opinion. On February 28, 2012, the Court entered a final order and judgment approving the class action settlement. Liberty Mutual, Safeco and Ohio Casualty filed notices of their intent to appeal the Court's final order and judgment. The Court of Appeals for the Seventh Circuit has consolidated the appeals. Liberty Mutual, Safeco and Ohio Casualty are to submit their opening briefs on or before May 29, 2012.

     The $450,000 settlement amount, which is currently held in escrow pending final resolution of the class action settlement, was funded in part from the approximately $191,500 remaining in the Workers' Compensation Fund, after the transfer of the $146,500 in fines, penalties, and premium taxes discussed in the NAIC Examination of Workers' Compensation Premium Reporting matter below. In the event that the appeal of the class action

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                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     settlement is successful, the litigation could resume. AIG has an accrued liability equal to the amounts payable under the settlement.

     A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. On July 19, 2010, the South Carolina Supreme Court held that the filed-rate doctrine did not bar plaintiffs' claims. On December 21, 2011, plaintiffs filed a motion for class certification, which the AIG parties opposed on January 23, 2012. On February 29, 2012, the parties agreed in principle to settle the case for a payment by defendants of $4,000. If that settlement is approved by the court and the settlement becomes final, the case will be concluded.

     In April 2007,  the National  Association of Insurance  Commissioners  (the
     NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) agreed to participate in the multi-state examination. The examination focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996.

     On December  17,  2010,  AIG and the lead states  reached an  agreement  to settle all regulatory liabilities arising out of the subjects of the multistate examination. The regulatory settlement agreement includes, among other terms, (i) AIG's payment of $100,000 in regulatory fines and penalties; (ii) AIG's payment of $46,500 in outstanding premium taxes;
     (iii) AIG's agreement to enter into a compliance plan describing agreed-upon specific steps and standards for evaluating AIG's ongoing compliance with state regulators governing the setting of workers compensation insurance premium rates and the reporting of workers compensation premiums; and (iv) AIG's agreement to pay up to $150,000 in contingent fines in the event that AIG fails to comply substantially with the compliance plan requirements. The $146,500 in fines, penalties and premium taxes can be funded out of the $338,000 held in the Workers Compensation Fund, discussed above, to the extent that such monies have not already been used to fund the class action settlement discussed above. The regulatory settlement originally was contingent upon, among other events:
     (i) a final, court-approved settlement being reached in all the lawsuits currently pending in Illinois arising out of workers compensation premium reporting issues, discussed above, including the putative class action, except that such settlement need not resolve claims between AIG and the Liberty Mutual Group and (ii) a settlement being reached and consummated between AIG and certain state

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     insurance   guaranty   funds  that  may  assert  claims   against  AIG  for
     underpayment of guaranty-fund assessments. AIG and the other parties to the regulatory settlement agreement subsequently agreed to waive the settlement contingency of a final settlement in the lawsuits, provided that such waiver will not become effective until AIG consummates a settlement with the state insurance guaranty associations.

     AIG and certain subsidiaries have established a reserve equal to the amounts payable under the proposed settlement.

     After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

     The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust
     Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

     The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories.
     Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

     The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

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     and an employer class that acquired  insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

     The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007.

     On August 16, 2010, the Third Circuit affirmed the dismissal of the Employee Benefits Complaint in its entirety, affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. The Third Circuit also affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. With respect to the antitrust claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" conspiracy to protect incumbent insurers that is based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court, instructing it to consider whether plaintiffs must satisfy the heightened pleading standard for fraud, and if so, whether this remaining claim meets that standard. With respect to the RICO claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" enterprise based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court for consideration as to whether plaintiffs had adequately pled the remaining RICO elements not previously considered by the District Court dismissing the Commercial Complaint. Because the Third Circuit vacated in part the judgment dismissing the federal claims in the Commercial Complaint, the Third Circuit also vacated the District Court's dismissal of the state-law claims in the Commercial Complaint. On October 1, 2010, defendants in the Commercial Complaint filed motions to dismiss the remaining remanded claims in the District Court of New Jersey.

     On March 18, 2011, AIG, certain subsidiaries and certain other insurer and broker defendants agreed in principle to settle the multi-district litigation with a class consisting of all purchasers of commercial insurance policies from 1998 through 2004 that were issued by any of the defendants named in the Commercial Complaint and brokered through any of the insurance brokers named as defendants in the Commercial Complaint. Once the settlement is finalized approved by the Court and any appeals of Court approval or exhausted, the AIG defendants will pay a total of $6,750 towards a total group settlement payment of $36,750. A portion of the total settlement fund, which includes plaintiffs' attorneys' fees and class notice and administration fees, would be distributed to purchasers of excess casualty policies from any of the settling defendants and brokered through Marsh, with the remainder being

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     used to fund a settlement that would be paid to a charitable or educational organization to be agreed to by the settling parties. On June 20, 2011, the Court "administratively terminated" without prejudice the various Defendants' pending motions to dismiss the proposed class plaintiffs' operative pleading indicating that those motions may be re-filed after adjudication of all issues related to the proposed class settlement and subject to the approval of the Magistrate Judge. On June 27, 2011, the Court preliminarily approved the class settlement. On June 30, 2011, AIG and certain subsidiaries placed their portion of the total settlement payment into escrow. If the settlement does not receive final court approval, those funds will revert to those parties. A final fairness hearing took place on September 14, 2011. On March 30, 2012, the Court granted final approval of the class settlement. The deadline for objectors to initiate appeals, if any, from the order granting final approval of the settlement is April 30, 2012.

     A  number  of  complaints  making  allegations  similar  to  those  in  the multi-district litigation have been filed against AIG, certain AIG subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, defendants are appealing the trial court's April 2010 denial of defendants' motion to dismiss to the Kansas Supreme Court.

     On October 17, 2011, the Court conducted a conference in connection with the tag-along actions that have been consolidated with the Multi-District Litigation, and subsequently ordered that discovery and motion practice may proceed in those cases. The parties subsequently submitted proposed scheduling orders for discovery and any additional motion practice to the Court, and a scheduling conference has been scheduled before the magistrate judge for April 30, 2012.

     AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

     Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


B.   LEASES

     As of December 31, 2009, all leases were transferred from the Company to National Union. Lease expenses are allocated to each affiliate based upon the percentage of space occupied. The Company's share of these transactions is based on its allocation as a member of the Admitted Pool, based upon its stated pool percentage.

C.   OTHER CONTINGENCIES

     In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2011, the Company has not incurred a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

     The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,542,389 as of December 31, 2011. Also, as of December 31, 2011, the Company had the following amounts of annuities in excess of 1 percent of its policyholders' surplus due from the following life insurers:


-----------------------------------------------------------------------------------------------------------
                                                                                               Licensed in
Name of life insurer                                                  Location   Balances       New York
-----------------------------------------------------------------------------------------------------------
American General Life Insurance Company                               Texas      $    82,441        No
The United States Life Insurance Company in the City of New York      New York       879,607       Yes
American General Life Insurance Company of Delaware                   Delaware       311,845        No
BMO Life Assurance Company                                            Canada         206,164        No
-----------------------------------------------------------------------------------------------------------


     As part of its private equity portfolio investment, as of December 31, 2011 the Company may be called upon for an additional capital investment of up to $263,490. The Company expects only a small portion of this portfolio will be called during 2012.

     The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. All guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that guaranteed entities failed to make payments under the policies of insurance issued during the period of the guarantee. For guarantees that have been terminated, the Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entities during the period in which the guarantee was in force.

     The Company has not been required to perform under any of the guarantees that it had issued.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Additionally, each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with a hold harmless agreement relative to the guarantee. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The following schedule sets forth the effective and termination dates of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets, estimated loss to the Company and policyholder surplus for each guaranteed entity as of December 31, 2011:


     -------------------------------------------------------------------------------------------------------------------------------

                                                                POLICYHOLDER     INVESTED
                                              DATE     DATE     OBLIGATIONS      ASSETS @    ESTIMATED LOSS  POLICYHOLDERS' SURPLUS
     GUARANTEED COMPANY                      ISSUED  TERMINATED @ 12/31/2011     12/31/2011     @ 12/31/2011        @ 12/31/2011
     -------------------------------------------------------------------------------------------------------------------------------
     21st Century Advantage Insurance
     Company (f/k/a AIG Advantage
     Insurance Company)                 *  12/15/97   8/31/09  $       5,645  $      28,397  $            -  $               26,124

     AIG Edison Life Insurance
     Company (formerly GE Edison Life
     Insurance Company)                 **  8/29/03   3/31/11     26,660,158     26,944,023               -               2,123,663

     Farmers Insurance Hawaii (f/k/a
     AIG Hawaii Insurance Company,
     Inc.)                              *   11/5/97   8/31/09         16,983         84,066               -                  76,624

     Chartis Seguros Mexico SA (f/k/a
     AIG Mexico Seguros
     Interamericana, S.A. de C.V.)          12/15/97       -         166,073        100,369               -                  81,157

     American General Life and
     Accident Insurance Company              3/3/03   9/30/10      8,440,946      9,262,389               -                  629,299

     American General Life Insurance
     Company                                 3/3/03  12/29/06     31,095,613     41,395,196               -               7,393,647

     American International Assurance
     Company (Australia) Limited            11/1/02  10/31/10        380,000      1,308,000               -                 404,000

     21st Century North America
     Insurance Company (f/k/a
     American International Insurance
     Company)                           *   11/5/97   8/31/09         37,488        587,979               -                 489,328

     21st Century Superior Insurance
     Company (f/k/a American
     International Insurance Company
     of California, Inc.)               *   12/15/97  8/31/09          1,910         29,818               -                  27,209

     21st Century Pinnacle Insurance
     Company (f/k/a American
     International Insurance Company
     of New Jersey)                     *   12/15/97  8/31/09         13,789         42,910               -                  38,272

     Chartis Europe, S.A. (formerly
     AIG Europe, S.A.)                      9/15/98         -      6,527,141      6,654,194               -               3,390,807

     Chartis UK (f/k/a Landmark
     Insurance Company, Limited (UK))       3/2/98   11/30/07        188,322      5,379,752               -               1,949,112

     Lloyd's Syndicate  1414 (Ascot
     Corporate Name)                        1/20/05  10/31/07        139,593        663,562               -                 151,865

     SunAmerica Annuity and Life
     Assurance Company (Anchor
     National Life Insurance Company)        1/4/99  12/29/06     14,680,609     25,906,187               -                 814,143

     SunAmerica Life Insurance
     Company                                 1/4/99  12/29/06      9,474,897     13,652,491               -               2,907,242

     The United States Life Insurance
     Company in the City of New York         3/3/03   4/30/10      9,667,411     22,548,377               -               1,842,268

     The Variable Annuity Life
     Insurance Company                       3/3/03  12/29/06     45,334,090     64,692,369               -               4,238,814
     -------------------------------------------------------------------------------------------------------------------------------

      TOTAL GUARANTEES                                         $ 152,830,668  $  219,280,079  $            -  $          26,583,574
     ===============================================================================================================================

      * The guaranteed company was formerly part of AIG's Personal Auto Group and was sold on July 1, 2009 to Farmers Group, Inc., a subsidiary of Zurich Financial Services Group (ZFSG). As part of the sale, ZFSG issued a hold harmless agreement to the Company with respect to its obligations under this guarantee.

      ** AIG Edison Life Insurance Company was sold by AIG to Prudential Financial, Inc (PFI) on February 1, 2011. As part of the sale, PFI provided the Company with a hold harmless agreement with respect to its obligations under this guarantee. Amounts disclosed are based on the Edison's fiscal year end of 3/31/2011.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 12 - OTHER SIGNIFICANT MATTERS

The Company underwrites a significant concentration of its direct business with brokers.

As of December 31, 2011 and 2010, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

--------------------------------------------------------------------------------
OTHER ADMITTED ASSETS                                2011              2010
--------------------------------------------------------------------------------

Allowance provision                              $   (103,402)     $  (245,740)
Deposit accounting assets                                   3              686
Deposit accounting assets - funds held                      -           88,515
Guaranty funds receivable and on deposit               10,011           12,199
Intangible asset - Canada                             (63,660)        (107,372)
Loss funds on deposit                                  51,722           40,858
Note receivable - reinsurance commutation                   -           37,044
Paid loss clearing                                    346,118          318,312
Other assets                                           76,228          137,671
--------------------------------------------------------------------------------
   TOTAL OTHER ADMITTED ASSETS                   $    317,020      $   282,173
================================================================================


Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years.

As of December 31, 2011 and 2010, the Company has a liability for insolvency assessments, workers' compensation second injury and miscellaneous other assessments in the amounts of $138,076 and $40,428, respectively, with related assets for premium tax credits of $10,011 and $12,183, respectively. Of the amount accrued, the Company expects to pay approximately $73,994 for insolvency assessments, workers' compensation second injury and miscellaneous assessments during the next year and $54,071 in future periods. In addition, the Company anticipates it will realize $6,311 of premium tax offset credits and the associated liability in years two through five. The remaining $3,700 will be realized between years six and ten. A reconciliation of assets recognized from paid and accrued premium tax offsets as of December 31, 2011 is set forth below:


a.  Assets recognized from paid and accrued premium tax offsets
    and policy surcharges prior year-end                               $  12,183
b.  Decreases current year:
     Guarantuy fund refunds                                                  403
     Premium tax offset applied                                            2,639
c.  Increases current year:
     Premium tax offset paid                                                 870
d.  Assets recognized from paid and accrued premium tax offsets       -----------
     and policy surcharges current year-end                            $  10,011
                                                                      ===========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2011 and 2010, the Company had established an allowance for doubtful accounts of $103,402 and $245,740, respectively, which was reported as a contra asset within Other Admitted Assets in the accompanying Statements of Admitted Assets.

During 2011, 2010 and 2009, the Company recorded  $16,296,  $30,549 and $25,860, respectively, for allowance for doubtful accounts to Net Loss from Agents' Balances Charged-off in the accompanying Statements of Operations.

As of December 31, 2011 and 2010, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

-----------------------------------------------------------------------------------------
 OTHER LIABILITIES                                                  2011         2010
-----------------------------------------------------------------------------------------
 Accounts payable                                                $   42,160   $   29,894
 Accrued retrospective premiums                                      64,385       64,651
 Advance premiums                                                     9,915       11,102
 Amounts withheld or retained by company for account of others        4,467       12,459
 Deferred commission earnings                                         4,161        4,357
 Liability for pension and severance pay                             20,276       16,448
 Loss clearing                                                            -        1,777
 Policyholder funds on deposit                                        9,831        9,057
 Remittances and items not allocated                                 24,870       28,426
 Retroactive reinsurance payable                                        352        1,258
 Retroactive reinsurance reserves - assumed                               -        4,174
 Retroactive reinsurance reserves - ceded                             (899)      (2,077)
 Servicing carrier liability                                          6,929        5,597
 Escrow funds (NICO)                                                 25,693            -
 Other legal contingencies                                           52,613            -
 Other liabilities, includes suspense accounts, expense
   account balances and certain accruals                             60,119       60,578
---------------------------------------------------------------------------- ------------
  TOTAL OTHER LIABILITIES                                        $  324,872   $  247,701
=========================================================================================


On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP No. 72, Surplus and Quasi-reorganizations (SSAP 72).

NICO funds third party reinsurance recoverable on behalf of Chartis Reinsureds. Chartis reports the balances collected and due to NICO as Escrow funds.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 13 - SUBSEQUENT EVENTS

Type I - Recognized Subsequent Events:

Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

None

Type II - Nonrecognized Subsequent Events:

Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

Effective February 17, 2012, the Company, together with the members of the Admitted Pool, the Chartis U.S. Surplus Lines Pool and AIU Insurance Company (collectively, the "Fleet") entered into a Capital Maintenance Agreement (CMA) with AIG and Chartis, Inc. (AIG CMA). The AIG CMA provides that in the event that the Fleet's Total Adjusted Capital (TAC) falls below the specified minimum percentage of 350 percent of the Fleet's Authorized Control Level (ACL) Risk Based Capital (RBC), as estimated by Chartis, Inc. on a semi-annual basis subject to any adjustments or modifications required by the Company's domiciliary regulator or its independent auditors (the "SMP"), AIG will, within a specified time period prior to the close of the following fiscal quarter, contribute cash, cash equivalents, securities or other acceptable instruments that qualify as admitted assets to the Fleet so that the Fleet's TAC is projected to be equal to or greater than the SMP of the upcoming year-end. Additionally, each of Chartis and each Fleet member agreed, subject to approval by its board of directors and, if necessary, its domestic regulator, as applicable, to pay dividends that will be paid to AIG up to an amount equal to the lesser of (i) the amount necessary to reduce the Fleets ACL RBC to an amount not materially greater than the SMP or (ii) the maximum dividends permitted by any applicable domiciliary regulator.

Effective February 17, 2012, the Fleet entered into a CMA (Chartis CMA) with Chartis, Inc., Chartis U.S., Inc. and Chartis International, LLC (the Chartis entities). The Chartis CMA provides that in the event that the Fleet's TAC exceeds the SMP (as determined pursuant to the terms of the AIG CMA) while at the same time any Fleet member, as an individual legal entity, has a Total Adjusted Capital below 300 percent of such Company's Authorized Control Level RBC (the "Individual Entity Minimum Percentage") (as determined by Chartis pursuant to the methodology set forth in the AIG CMA that is used to determine the SMP), the Chartis Entities and each Fleet member agree to make contributions, pay dividends or cause other transactions to occur that would result in each Fleet member's TAC being above the Individual Entity Minimum Percentage. No Fleet member is required to pay any dividend which would trigger the extraordinary dividend provisions of its domiciliary state or that is otherwise prohibited by such state.

The Company received the approval from the NY DFS to pay dividends of $50,000 to its immediate parent. The dividend was made up of municipal securities and cash of $48,411 and $1,589, respectively, was paid on March 27, 2012.

On April 4, 2012 and effective March 31, 2012, the Company received permission from the NY DFS to effect a quasi-reorganization as set forth in the Statement of Statutory Accounting Principles No. 72. On March 31, 2012, the Company reallocated $1,000,000 from its Gross Paid in and Contributed Surplus to Unassigned Funds. The permitted practice had no impact on the Company's surplus to policyholders or its net income. In addition, there was no impact

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


on the Company's risk based capital results as a result of this permitted practice.

On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP 72.

                        AMERICAN HOME ASSURANCE COMPANY

                 Notes to Statutory Basis Financial Statements

                        December 31, 2011, 2010 and 2009

                                (000's Omitted)

--------------------------------------------------------------------------------

NOTE 14 - EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

STORM SANDY

Storm Sandy represented a large catastrophic event occurring in October 2012. The Company's preliminary estimate of its pre-tax losses related to Storm Sandy, net of reinsurance, is approximately $271 million. Due to the complexity of factors contributing to the losses, there can be no assurance that the Company's ultimate losses associated with this storm will not differ from this estimate, perhaps materially. Such estimate includes the Company's share of amounts assumed by the Company under an intercompany excess of loss property catastrophe reinsurance agreement pursuant to which the Company reinsures Lexington Insurance Company (Lexington) and Chartis Specialty (the Surplus Pool). Such reinsurance agreement provides the Surplus Pool with 60% quota share coverage for up to $2.75 billion in first event per occurrence property losses in excess of $1 billion. Losses related to Storm Sandy will be reflected in the Company's annual statutory statement and any subsequent changes will be recorded in the period in which they occur. This preliminary estimate involves the exercise of considerable judgment.

As a result of the estimated losses related to Storm Sandy, the Company is currently assessing the need to record a valuation allowance. The impact, if recorded, could be material to the Company's financial condition or its results of operations. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. Refer to Note 8 for a discussion of statutory valuation allowances.

The Company expects to receive a capital contribution from its parent for $300 million.

LEGAL PROCEEDINGS

In connection with the previously disclosed multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), Chartis Inc., on behalf of itself, National Union, and certain of Chartis Inc.'s insurance and non-insurance companies (collectively, the Chartis parties) entered into a Regulatory Settlement Agreement with regulators from 50 U.S. jurisdictions effective November 29, 2012. Under the agreement, and without admitting any liability for the issues raised in the examination, Chartis agreed to (i) pay a civil penalty of $50 million, (ii) enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating the Chartis parties' ongoing compliance with laws and regulations governing the issues identified in the examination, and (iii) pay a contingent fine in the event that the Chartis parties fail to satisfy certain terms of the corrective action plan. As of September 30, 2012, National Union has an accrued liability equal to the amount of the civil penalty. National Union and other AIG companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on AIG's ongoing operations of the business subject to the agreement, or on similar business written by other AIG carriers.

In connection with the previously disclosed putative class action pending in state court in Alabama that arises out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc., on August 15, 2012, the court granted

                        AMERICAN HOME ASSURANCE COMPANY

                 Notes to Statutory Basis Financial Statements

                        December 31, 2011, 2010 and 2009

                                (000's Omitted)

--------------------------------------------------------------------------------

plaintiffs' motion for class certification. Defendants filed a notice of appeal of that order to the Alabama Supreme Court on September 25, 2012. The case in the trial court will be stayed until that appeal is resolved.

In connection with the previously disclosed settlement of the class action filed against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance, and the appeal by Liberty Mutual, Safeco and Ohio Casualty challenging the certification of the settlement class and final approval of the class action settlement, oral argument on that appeal took place on November 29, 2012.

In connection with the previously disclosed settlement of the purported class action in South Carolina federal court against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums, the court granted final approval of the settlement on September 14, 2012. No appeals from that final approval order were filed, so the matter is now concluded.

In connection with the previously disclosed multi-state targeted market conduct examination focusing on workers compensation insurance, and the related pre-litigation claims asserted by state insurance guaranty associations, on May 29, 2012, AIG completed its $25 million settlement with the guaranty associations, and the regulatory settlement was deemed effective on that date. The $146.5 million in fines, penalties and premium taxes were then disbursed to the regulatory settlement recipients pursuant to the terms of the associated escrow agreement.

In connection with the previously disclosed settlement of the federal antitrust and RICO class actions against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids, which were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings, on April 27, 2012, three notices of appeal of the order granting final approval of the class action settlement were filed, two of which were subsequently withdrawn. The United States Court of Appeals for the Third Circuit issued an order on December 5, 2012 dismissing the appeal of the final appellant for failure to file a timely brief.

In connection with the previously disclosed tag-along actions that have been consolidated with the Multi-District Litigation, a scheduling order was entered by the magistrate judge on April 30, 2012 that sets, among other things, a deadline of January 22, 2013 for the close of fact discovery in those cases.

Refer to Note 11 - Contingencies for additional disclosures about legal proceedings.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                              UNAUDITED PRO FORMA
                           CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2011

On December 31, 2012, American General Life Insurance Company of Delaware ("AGD"), American General Assurance Company ("AGAC"), American General Life and Accident ("AGLA"), Western National Life Insurance Company ("WNL"), SunAmerica Annuity and Life Assurance Company ("SAAL") and SunAmerica Life Insurance Company ("SALIC") (collectively the "Merged Entities") will merge with and into American General Life Insurance Company ("AGL") (the "Merger"). AGL, AGD, AGLA and WNL are wholly-owned subsidiaries of AGC Life Insurance Company ("AGC Life"), AGAC and SALIC are wholly-owned subsidiaries of SunAmerica Financial Group, Inc. and SAAL is a wholly-owned subsidiary of SALIC. The ultimate parent of all entities is American International Group, Inc. ("AIG"). Also on
December 31, 2012, the ownership of The Variable Annuity Life Insurance Company ("VALIC") will be transferred from AGL to AGC Life. The primary purpose of the Merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of AGL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of AGL and the Merged Entities. The Unaudited Pro Forma Condensed Financial Statements of AGL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining AGL's and the Merged Entities' results of operations as if AGL and the Merged Entities had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of AGL and the Merged Entities.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                                December 31, 2011
                                                         ----------------------------------------------------------------------
                                                                                                                   VALIC
                                                           AGL      AGD    AGAC    AGLA     WNL     SALIC   Deconsolidation (a)
                                                         -------- ------  -----  -------  -------  -------  -------------------
                                                                                         (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................ $ 67,802 $6,329  $ 148  $ 8,650  $41,327  $ 9,726       $(34,328)
 Fixed maturity securities, trading, at fair value......      509     52     --       58      460      150           (276)
 Hybrid securities, at fair value.......................       25     22     --        9      131       24            (25)
 Equity securities, available for sale, at fair
   value................................................       69     11      5       22       61       34            (47)
 Mortgage and other loans receivable....................    6,282    454     --      956    2,695    1,951         (3,912)
 Policy loans...........................................    1,718    235     --      417       32      140           (901)
 Investment real estate.................................      166     18     --        6      119      103            (88)
 Partnerships and other invested assets.................    3,418    157      1      247    2,460    2,662         (2,183)
 Aircraft...............................................      540     --     --       --      555       --             --
 Short-term investments.................................      622     98      9       62      532    2,058           (287)
 Derivative assets, at fair value.......................       64      1     --       --       33      603            (29)
                                                         -------- ------  -----  -------  -------  -------       --------
Total investments.......................................   81,215  7,377    163   10,427   48,405   17,451        (42,076)
Cash....................................................      144      2     --       18       11      365           (136)
Restricted cash.........................................       44     --     --       --       49        2             --
Reinsurance receivables.................................    1,084     81     40       63       --      574             --
Deferred policy acquisition costs and value of
  business acquired.....................................    5,163    108     --      628    1,239      434         (1,736)
Deferred sales inducements..............................      221     --     --       --      380      117           (178)
Income taxes receivable.................................       --     --      1       --       70       --             --
Deferred tax asset......................................       --     --     --       --       --      422             --
Other assets............................................    1,271     88     20      228      469      502           (329)
Separate account assets, at fair value..................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL ASSETS                                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits................................. $ 16,726 $3,024  $  90  $ 4,558  $ 2,992  $   772       $    (23)
 Policyholder contract deposits.........................   50,253  3,434      1    3,128   40,040   13,795        (36,205)
 Policy claims and benefits payable.....................      483    100     14      211        3       11             --
 Other policyholders' funds.............................    1,905     29      5       86       --        1             --
 Income taxes payable...................................    2,540     33     --       12       --      153           (148)
 Deferred income taxes payable..........................       --     --     (8)     467      313       --           (884)
 Derivative liabilities, at fair value..................       39      5     --        2       --      698            (27)
 Other liabilities......................................    1,163     63      9      139      762    1,014           (225)
 Separate account liabilities...........................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES                                          99,170  8,862    111    8,603   44,170   37,483        (61,743)
                                                         -------- ------  -----  -------  -------  -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        1     --     --       --       --       --             --
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................        6      5      3       79        3        6             --
 Additional paid-in capital.............................   12,896  1,005    223    3,358   11,940    4,854         (6,248)
 Retained earnings (Accumulated deficit)................       --   (236)  (119)  (1,324)  (6,326)  (1,532)           504
 Accumulated other comprehensive income.................    3,026    194      6      648      757       95         (1,096)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                             15,929    968    113    2,761    6,374    3,423         (6,840)
                                                         -------- ------  -----  -------  -------  -------       --------
NONCONTROLLING INTERESTS                                      104     --     --       --      139       --           (103)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL EQUITY                                               16,033    968    113    2,761    6,513    3,423         (6,943)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES AND EQUITY                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========

                                                         -------------------------
                                                           Pro Forma     Pro Forma
                                                          Adjustments    Combined
                                                         -----------     ---------

ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................   $   (69)(c)   $ 99,585
 Fixed maturity securities, trading, at fair value......        --            953
 Hybrid securities, at fair value.......................        --            186
 Equity securities, available for sale, at fair
   value................................................        --            155
 Mortgage and other loans receivable....................        --          8,426
 Policy loans...........................................         1(c)       1,642
 Investment real estate.................................        (1)(c)        323
 Partnerships and other invested assets.................       (26)(c)      6,736
 Aircraft...............................................        --          1,095
 Short-term investments.................................        --          3,094
 Derivative assets, at fair value.......................        --            672
                                                           -------       --------
Total investments.......................................       (95)       122,867
Cash....................................................        --            404
Restricted cash.........................................        --             95
Reinsurance receivables.................................        --          1,842
Deferred policy acquisition costs and value of
  business acquired.....................................      (741)(b)      5,095
Deferred sales inducements..............................        15(b)         555
Income taxes receivable.................................       (71)(c)         --
Deferred tax asset......................................      (422)(b,c)       --
Other assets............................................      (191)(c)      2,058
Separate account assets, at fair value..................        --         25,103
                                                           -------       --------
TOTAL ASSETS                                               $(1,505)      $158,019
                                                           =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits.................................   $     9(c)    $ 28,148
 Policyholder contract deposits.........................        (1)(c)     74,445
 Policy claims and benefits payable.....................        (1)(c)        821
 Other policyholders' funds.............................        --          2,026
 Income taxes payable...................................    (2,565)(c)         25
 Deferred income taxes payable..........................     1,819(b,c)     1,707
 Derivative liabilities, at fair value..................        --            717
 Other liabilities......................................       (15)(c)      2,910
 Separate account liabilities...........................        --         25,103
                                                           -------       --------
TOTAL LIABILITIES                                             (754)       135,902
                                                           -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        --              1
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................       (96)(c)          6
 Additional paid-in capital.............................      (778)(c)     27,250
 Retained earnings (Accumulated deficit)................        22(b,c)    (9,011)
 Accumulated other comprehensive income.................        81(b,c)     3,711
                                                           -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                                (771)        21,957
                                                           -------       --------
NONCONTROLLING INTERESTS                                        20(c)         160
                                                           -------       --------
TOTAL EQUITY                                                  (751)        22,117
                                                           -------       --------
TOTAL LIABILITIES AND EQUITY                               $(1,505)      $158,019
                                                           =======       ========

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                                For the year ended December 31, 2011
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,032  $112  $42  $  424  $   20  $  (14)       $    --
 Net investment income (loss)..........................  4,279   415   13     613   2,328     877         (2,164)
 Net realized investment gains (losses)................    396    31   --      44     (41)   (525)          (112)
 Insurance charges.....................................    895   108   --     286      20      64             (9)
 Other.................................................    778    37    2      (1)    111   1,465           (422)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,380   703   57   1,366   2,438   1,867         (2,707)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,561   373   24     616     301      95             (6)
 Interest credited on policyholder contract deposits...  1,856   150   --     132   1,426     468         (1,279)
 Amortization of deferred policy acquisition costs.....    608    12   --     115     378     232           (269)
 Amortization of deferred sales inducements............     23    --   --       3     126      64            (17)
 General and administrative expenses, net of deferrals.    517    76    7     194     146     644           (183)
 Commissions, net of deferrals.........................    159    28   17      71      16     541            (81)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,724   639   48   1,131   2,393   2,044         (1,835)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,656    64    9     235      45    (177)          (872)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................   (196)   22    4      35    (266)    100            153
 Deferred..............................................    198    53   (1)     16     (90)   (305)            30
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................      2    75    3      51    (356)   (205)           183
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,654   (11)   6     184     401      28         (1,055)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................    (29)   --   --      --     (21)     --             29
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,683  $(11) $ 6  $  184  $  422  $   28        $(1,084)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        ----------------------
                                                         Pro Forma   Pro Forma
                                                        Adjustments  Combined
                                                        -----------  ---------

REVENUES:
 Premiums and other considerations.....................    $ (1)(c)   $ 1,615
 Net investment income (loss)..........................      79(c)      6,440
 Net realized investment gains (losses)................     (11)(c)      (218)
 Insurance charges.....................................       1(c)      1,365
 Other.................................................      --         1,970
                                                           ----       -------
TOTAL REVENUES.........................................      68        11,172
                                                           ----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       1(c)      3,965
 Interest credited on policyholder contract deposits...       1(c)      2,754
 Amortization of deferred policy acquisition costs.....     (94)(b)       982
 Amortization of deferred sales inducements............       6(b)        205
 General and administrative expenses, net of deferrals.     127(b,c)    1,528
 Commissions, net of deferrals.........................       7(b,c)      758
                                                           ----       -------
TOTAL BENEFITS AND EXPENSES............................      48        10,192
                                                           ----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......      20           980

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................       1(c)       (147)
 Deferred..............................................     (18)(c)      (117)
                                                           ----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (17)         (264)
                                                           ----       -------
NET INCOME (LOSS)......................................      37         1,244

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................     (14)(c)       (35)
                                                           ----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $ 51       $ 1,279
                                                           ====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2010
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,029  $110  $58  $  438  $   14  $  (16)       $    --
 Net investment income (loss)..........................  4,589   485    9     692   2,604   1,081         (2,253)
 Net realized investment gains (losses)................   (170)   99    2      18      37    (596)           223
 Insurance charges.....................................    962   101   --     268      25      71            (11)
 Other.................................................    775    45    3       1     106   1,310           (380)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,185   840   72   1,417   2,786   1,850         (2,421)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,419   338   22     522      31       5             (7)
 Interest credited on policyholder contract deposits...  1,860   159   --     131   1,471     526         (1,271)
 Amortization of deferred policy acquisition costs.....    642     6    1     142     218     201           (102)
 Amortization of deferred sales inducements............     17    --   --       4      94      75             (8)
 General and administrative expenses, net of deferrals.    519    68   10     195     147     701           (167)
 Commissions, net of deferrals.........................    153    30   23      76      14     474            (79)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,610   601   56   1,070   1,975   1,982         (1,634)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,575   239   16     347     811    (132)          (787)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................    153    15    3     138     (75)   (109)          (141)
 Deferred..............................................   (561)  (79)   4     (72)   (341)   (386)           321
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................   (408)  (64)   7      66    (416)   (495)           180
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,983   303    9     281   1,227     363           (967)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      2    --   --      --      10      --             (2)
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,981  $303  $ 9  $  281  $1,217  $  363        $  (965)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        -----------------------
                                                         Pro Forma    Pro Forma
                                                        Adjustments   Combined
                                                        -----------   ---------

REVENUES:
 Premiums and other considerations.....................    $  (1)(c)   $ 1,632
 Net investment income (loss)..........................        6(c)      7,213
 Net realized investment gains (losses)................      (17)(c)      (404)
 Insurance charges.....................................       --         1,416
 Other.................................................       (1)(c)     1,859
                                                           -----       -------
TOTAL REVENUES.........................................      (13)       11,716
                                                           -----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       (1)(c)     3,329
 Interest credited on policyholder contract deposits...       (1)(c)     2,875
 Amortization of deferred policy acquisition costs.....     (116)(b)       992
 Amortization of deferred sales inducements............       (3)(b)       179
 General and administrative expenses, net of deferrals.      106(b,c)    1,579
 Commissions, net of deferrals.........................        8(b,c)      699
                                                           -----       -------
TOTAL BENEFITS AND EXPENSES............................       (7)        9,653
                                                           -----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       (6)        2,063

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................        1(c)        (15)
 Deferred..............................................        1(c)     (1,113)
                                                           -----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................        2        (1,128)
                                                           -----       -------
NET INCOME (LOSS)......................................       (8)        3,191

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       (3)(c)         7
                                                           -----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $  (5)      $ 3,184
                                                           =====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2009
                                                        -----------------------------------------------------------------
                                                                                                             VALIC
                                                          AGL     AGD  AGAC  AGLA     WNL     SALIC   Deconsolidation (a)
                                                        -------  ----  ---- ------  -------  -------  -------------------
                                                                                             (In Millions)
REVENUES:
 Premiums and other considerations..................... $ 1,038  $111  $67  $  463  $    12  $    (9)       $    --
 Net investment income (loss)..........................   3,841   484   11     621    2,520      866         (2,022)
 Net realized investment gains (losses)................  (1,258)  (30)  (2)    (80)  (1,094)    (463)           906
 Insurance charges.....................................   1,067    98   --     263       73       51             --
 Other.................................................     585    27    3       1      108    1,245           (341)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL REVENUES.........................................   5,273   690   79   1,268    1,619    1,690         (1,457)
                                                        -------  ----  ---  ------  -------  -------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................   2,210   361   20     528       18       64            (12)
 Interest credited on policyholder contract deposits...   1,843   160   --     128    1,529      758         (1,274)
 Amortization of deferred policy acquisition costs.....     517    15    2     120      314      464            (94)
 Amortization of deferred sales inducements............      13    --   --       3      108       25             (3)
 General and administrative expenses, net of deferrals.     535    72   11     203      184      695           (168)
 Commissions, net of deferrals.........................     150    23   30      71       22      472            (82)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL BENEFITS AND EXPENSES............................   5,268   631   63   1,053    2,175    2,478         (1,633)
                                                        -------  ----  ---  ------  -------  -------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       5    59   16     215     (556)    (788)           176

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (14)   57    4     120       (2)    (433)           (49) (c)
 Deferred..............................................     205   (83)  14      61      (63)   1,810            (27) (c)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     191   (26)  18     181      (65)   1,377            (76)
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS)......................................    (186)   85   (2)     34     (491)  (2,165)           252

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      (6)   --   --      --       (3)      --             --
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $  (180) $ 85  $(2) $   34  $  (488) $(2,165)       $   252
                                                        =======  ====  ===  ======  =======  =======        =======

                                                        ---------------------
                                                         Pro Forma  Pro Forma
                                                        Adjustments Combined
                                                        ----------- ---------

REVENUES:
 Premiums and other considerations.....................    $ --      $ 1,682
 Net investment income (loss)..........................      --        6,321
 Net realized investment gains (losses)................      (6)(c)   (2,027)
 Insurance charges.....................................      --        1,552
 Other.................................................      --        1,628
                                                           ----      -------
TOTAL REVENUES.........................................      (6)       9,156
                                                           ----      -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................      --        3,189
 Interest credited on policyholder contract deposits...      --        3,144
 Amortization of deferred policy acquisition costs.....      35(b)     1,373
 Amortization of deferred sales inducements............      --          146
 General and administrative expenses, net of deferrals.      --        1,532
 Commissions, net of deferrals.........................      --          686
                                                           ----      -------
TOTAL BENEFITS AND EXPENSES............................      35       10,070
                                                           ----      -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......     (41)        (914)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (13)(c)     (330)
 Deferred..............................................      --        1,917
                                                           ----      -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (13)       1,587
                                                           ----      -------
NET INCOME (LOSS)......................................     (28)      (2,501)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       2(c)        (7)
                                                           ----      -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $(30)     $(2,494)
                                                           ====      =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. GENERAL

The following notes set forth the assumptions used in preparing the Unaudited Pro Forma Condensed Financial Statements. The pro forma adjustments are based on estimates made by AGL's management using information currently available.

2. PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on total assets $(68,686) million; total liabilities $(61,743) million; equity $(6,943) million.

    (b)Deferred policy acquisition cost adjustments per the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") ASU 2010-26 on January 1, 2012. Impact on total assets $(467) million; total liabilities $5 million; equity $(472) million.

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust and Castle 2003-2 Trust consolidation / elimination adjustments to re-compute the controlling/noncontrolling interests from the deconsolidation of VALIC and merging of WNL.

       .  Intercompany elimination entries.

       . Common stock to additional paid in capital ("APIC") reclasses to cancel the common stock of the Merged Entities.

       .  Current and deferred tax asset / liability reclasses.

       . Impact of various consolidation adjustments on total assets $(1,038) million; total liabilities $(759) million; equity $(279) million.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(872) million

           .  2010 - $(787) million

           .  2009 - $176 million

    (b)Deferred policy acquisition cost adjustments per the adoption of FASB ASU 2010-26 on January 1, 2012. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(48) million

           .  2010 - $3 million

           .  2009 - $(35) million

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust, Castle 2003-2 Trust and intercompany elimination adjustments. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $68 million

           .  2010 - $(9) million

           .  2009 - $(6) million

       .  Income tax expense (benefit) adjustments.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements


The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:



- Audited Financial Statements of Variable Annuity Account Seven of SunAmerica Annuity and Life Assurance Company for the year ended December 31, 2011 are included in Part B of the registration statement.



- Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File Nos. 333-157199) of Variable Separate Account filed on April 26, 2012.



- Audited Statutory Financial Statements of American General Assurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 333-34199) of American General Life Insurance Company of Delaware Separate Account II filed on April 30, 2012.



- Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on April 30, 2012.



- Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2012.



- Audited Statutory Financial Statements of American Home Assurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the registration statement.



- Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011 is included in Part B of the registration statement.


(b) Exhibits


(1)   Resolutions Establishing Separate Account..................................    3
(2)   Custody Agreements.........................................................    Not applicable
(3)   (a)  Form of Distribution Contract.........................................    4
      (b)  Selling Agreement.....................................................    13
(4)   Variable Annuity Contract
      (a)  Variable Annuity Contract.............................................    4
      (b)  Variable Annuity Certificate..........................................    4
      (c)  Tax Sheltered Annuity (403(b)) Endorsement............................    4
      (d)  Optional Income Benefit Endorsement...................................    9
(5)   (a)  Application for Contract..............................................    4
      (b)  Merger Endorsement....................................................    13
(6)   Corporate Documents of Depositor
      (a)  Amended and Restated Articles of Incorporation of American General
           Life Insurance Company, effective December 31, 1991...................    1
      (b)  Amendment to the Amended and Restated Articles of Incorporation of
           American General Life Insurance Company, effective July 13, 1995......    2

      (c)  By-Laws of American General Life Insurance Company, restated as of
           June 8, 2005..........................................................    5
(7)   Reinsurance Contract.......................................................    Not Applicable
(8)   Material Contracts
      (a)  Anchor Series Trust Fund Participation Agreement......................    12
      (b)  SunAmerica Series Trust Fund Participation Agreement..................    12
      (c)  Form of Consents to Assignment of Fund Participation and other
           Agreements............................................................    13
(9)   (a)  Opinion of Counsel and Consent of Depositor...........................    Filed Herewith
      (b)  Opinion of Counsel and Consent of Sullivan & Cromwell LLP, Counsel to
           American Home Assurance Company.......................................    7
(10)  Consents...................................................................    Filed Herewith
(11)  Financial Statements Omitted from Item 23..................................    Not Applicable
(12)  Initial Capitalization Agreement...........................................    Not Applicable
(13)  Other
      (a)  Power of Attorney
           (1) American General Life Insurance Company Directors.................    Not Applicable
           (2) American Home Assurance Company Directors.........................    Filed Herewith
      (b)  General Guarantee Agreement by American Home Assurance Company........    6
      (c)  Notice of Termination of Guarantee as Published in the Wall Street
           Journal on November 24, 2006..........................................    8
      (d)  Notice of Termination of Support Agreement............................    11
      (e)  Unconditional Capital Maintenance Agreement between American
           International Group, Inc. and American General Life Insurance
           Company...............................................................    10
      (f)  Specimen Form of Agreement and Plan of Merger.........................    13



--------


1 Incorporated by reference to Initial Registration Statement, File No. 033-43390 of American General Life Insurance Company Separate Account D, filed on October 16, 1991.



2 Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement, File No. 333-53909, of American General Life Insurance Company Separate Account VL-R, filed on August 19, 1998, Accession No. 0000899243-98-001661.



3 Incorporated by reference to Initial Registration Statement, File Nos. 333-63511 and 811-09003, filed on September 16, 1998, Accession No. 0000950148-
   98-002194.



4 Incorporated by reference to Pre-Effective Amendment No. 2 and Amendment No. 3, File Nos. 333-63511 and 811-09003, filed on December 7, 1998, Accession No. 0000950148-98-002682.



5 Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 46, File Nos. 333-43264 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on August 12, 2005, Accession No. 0001193125-05-165474.



6 Incorporated by reference to Post-Effective Amendment No. 15 and Amendment No. 16, File Nos. 333-63511 and 811-09003, filed on August 29, 2005,
   Accession No. 0000950129-05-008795.



7 Incorporated by reference to Post-Effective Amendment No. 18 and Amendment No. 22, File Nos. 333-67685 and 811-07727, filed on October 21, 2005,
   Accession No. 0000950134-05-019473.



8 Incorporated by reference to Post-Effective Amendment No. 16 and Amendment No. 17, File Nos. 333-66106 and 811-07727, filed on December 12, 2006,
   Accession No. 0000950124-06-007496.



9 Incorporated by reference to Post-Effective Amendment No. 19 and Amendment No. 20, File Nos. 333-63511 and 811-09003, filed on April 30, 2007, Accession No. 0000950124-07-002492.



10 Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No.
   149, File Nos. 333-151576 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on May 2, 2011, Accession No. 0001193125-11-120309.



11 Incorporated by reference to Post-Effective Amendment No. 17 and Amendment
   No. 18, File Nos. 333-137867 and 811-03859, filed on April 27, 2011,
   Accession No. 0000950123-11-040070.



12 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No.
   5, File Nos. 333-172003 and 811-03859, filed on July 13, 2012, Accession No. 0000950123-12-010016.



13 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-12-
   014430.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR




The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.



NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
James A. Mallon                  Director, Acting Chairman, President and Chief
                                 Executive Officer
Curtis W. Olson(1)               President -- Benefit Solutions
Mary Jane B. Fortin              Director, Executive Vice President and Chief
                                 Financial Officer
Jeffrey H. Carlson(9)            Director, Executive Vice President
John B. Deremo                   Executive Vice President
Kyle L. Jennings(10)             Director, Executive Vice President, General
                                 Counsel and Secretary
Steven D. Anderson               Senior Vice President
Erik A. Baden                    Senior Vice President
Wayne A. Barnard                 Senior Vice President and Illustration Actuary
Robert M. Beuerlein(9)           Director, Senior Vice President and Chief and
                                 Appointed Actuary
David Butterfield(1)             Senior Vice President
Don W. Cummings                  Director, Senior Vice President
Terry B. Festervand              Senior Vice President and Treasurer
Brad J. Gabel(4)                 Senior Vice President, Chief Underwriter
John Gatesman                    Senior Vice President
David S. Jorgensen               Senior Vice President
Terry Keiper                     Senior Vice President
Frank A. Kophamel(9)             Senior Vice President
Glen D. Keller(9)                Senior Vice President
Stephen Kennedy(9)               Senior Vice President
Simon J. Leech(9)                Senior Vice President
Edmund D. McClure(9)             Senior Vice President
Richard D. McFarland(9)          Senior Vice President
Laura E. Milazzo(9)              Senior Vice President
Larry Nisenson                   Senior Vice President
John W. Penko(2)                 Senior Vice President
Rodney E. Rishel                 Senior Vice President
Sharon K. Roberson               Senior Vice President
Dale W. Sachtleben(3)            Senior Vice President
Stephen Stone                    Senior Vice President
Carol B. Whaley(1)               Senior Vice President
Chris N. Aiken(9)                Vice President
Chris Ayers(9)                   Vice President
Joan M. Bartel                   Vice President
Robert Beauchamp                 Vice President
Michael B. Boesen                Vice President
Laura J. Borowski(4)             Vice President
David R. Brady(11)               Vice President
Dan Chamberlain(9)               Vice President
Mark E. Childs(9)                Vice President
Robert M. Cicchi(9)              Vice President
Lawrence C. Cox                  Vice President
Julie Cotton Hearne              Vice President and Assistant Secretary
Timothy M. Donovan               Vice President
Jay Drucker                      Vice President
Farideh N. Farrokhi(9)           Vice President and Assistant Secretary

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Royce Fithen(6)                  Vice President
Frederick J. Garland, Jr.        Vice President
Manda Ghaferi                    Vice President
Liza Glass(9)                    Vice President
Leo W. Grace                     Vice President and Assistant Secretary
Richard L. Gravette(9)           Vice President and Assistant Treasurer
Lori S. Guadagno(5)              Vice President
Daniel J. Gutenberger(9)         Vice President and Medical Director
Joel H. Hammer(8)                Vice President
D. Leigh Harrington(9)           Vice President
Tracy Harris                     Vice President
Michael S. Harrison              Vice President
Tim Heslin                       Vice President
Keith C. Honig(7)                Vice President
Stephen D. Howard(2)             Vice President
S. Caitlin Irby(9)               Vice President
Walter P. Irby                   Vice President
Sharla A. Jackson(6)             Vice President
Wesley E. Jarvis(1)              Vice President
Debra H. Kile(9)                 Vice President and Medical Director
Michael J. Krugel(4)             Vice President
Kenneth R. Kiefer                Vice President
Mel McFall(9)                    Vice President
Lochlan O. McNew                 Vice President and Investment Officer (handling
                                 private placement and commercial mortgage loans)
Gwendolyn J. Mallett(9)          Vice President
W. Larry Mask                    Vice President, Real Estate Investment Officer and
                                 Assistant Secretary
Beverly Meyer(4)                 Vice President
Candace A. Michael(9)            Vice President
Michael R. Murphy(4)             Vice President
David Napoli                     Vice President
Deanna D. Osmonson(1)            Vice President
Cathy A. Percival(9)             Vice President and Medical Director
Carin M. Phelan                  Vice President
Glenn H. Plotkin(4)              Vice President
Debbie Runge                     Vice President, Human Resources
Jeanise L. Ryser                 Vice President
Michael Sibley(2)                Vice President
T. Clay Spires                   Vice President and Tax Officer
Gregory R. Thornton(3)           Vice President
Cynthia Wieties                  Vice President
Jeffrey L. Winkelmann(4)         Vice President
Joann K. Brown                   Assistant Vice President
Dori A. Artis                    Administrative Officer
Wayne P. Arzberger               Administrative Officer
Brenda G. Esslinger              Administrative Officer
Beverly Farris                   Administrative Officer
Robin F. Farris                  Administrative Officer
Deborah G. Fewell                Administrative Officer

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Maike M. George                  Administrative Officer
Brandy Harris                    Administrative Officer
Cassandra Hendricks              Administrative Officer
Stephen Johnson                  Administrative Officer
Donna Johnston                   Administrative Officer
Jalen V. Lohman                  Administrative Officer
Beverly Macias                   Administrative Officer
Jody Powers                      Administrative Officer
Donna J. Robertson               Administrative Officer
Phillip W. Schraub               Administrative Officer
Michael A. Sepanski              Administrative Officer
Marie M. Cerligione              Assistant Secretary
Keith Coleman                    Assistant Secretary
Jeffrey P. Conklin               Assistant Secretary
Debra L. Herzog                  Assistant Secretary
Virginia N. Puzon                Assistant Secretary
Mary Carmen Rodriguez            Assistant Secretary
Barbara J. Moore                 Assistant Tax Officer
William P. Hayes(10)             Chief Compliance Officer
Lesli K. Martin                  Anti Money Laundering Officer
Becky L. Strom                   Privacy Officer
Marc Herling                     General Counsel, Benefit Solutions and Assistant
                                 Secretary
Roger E. Hahn                    Investment Officer (Handling Strategic Investment
                                 Allocation and Asset/liability matching)



--------


  (1)  3600 Route 66, Neptune, NJ 07753



  (2)  Walnut Glen Tower, 8141 Walnut Hill Lane, Dallas, TX 75231



  (3)  3051 Hollis Drive, Springfield, IL 62704



  (4)  1200 N. Mayfair Road, Milwaukee, WI 53226



  (5)  599 Lexington Avenue, New York, N 10022



  (6)  205 E. 10th Avenue, Amarillo, TX 79101



  (7)  1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067



  (8)  32 Old Slip, New York, NY 10005



  (9)  2727-A Allen Parkway, Houston, TX 77019



  (10) 2919 Allen Parkway, Houston, TX 77019



  (11) 200 Liberty Street, New York, NY 10281


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of American General Life Insurance Company ("Depositor"). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0001047469-11-001369, filed on
February 23, 2012. Exhibit 21 is incorporated herein by reference.


ITEM 27.  NUMBER OF CONTRACT OWNERS


As of November 30, 2012, the number of Polaris Plus contracts funded by Variable Annuity Account Seven was 7,662 of which 7,656 were qualified contracts and 6 were non-qualified contracts.


ITEM 28.  INDEMNIFICATION




Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



AMERICAN GENERAL LIFE INSURANCE COMPANY



To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.


ITEM 29.  PRINCIPAL UNDERWRITER

(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:


    American General Life Insurance Company -- Variable Separate Account


    American General Life Insurance Company -- Variable Annuity Account One


    American General Life Insurance Company -- Variable Annuity Account Two


    American General Life Insurance Company -- Variable Annuity Account Four


    American General Life Insurance Company -- Variable Annuity Account Five


    American General Life Insurance Company -- Variable Annuity Account Seven


    American General Life Insurance Company -- Variable Annuity Account Nine

    The United States Life Insurance Company in the City of New York -- FS Variable Separate Account
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account One
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Two
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Five
    Anchor Series Trust

    Seasons Series Trust

    SunAmerica Series Trust
    SunAmerica Equity Funds
    SunAmerica Income Funds

    SunAmerica Series, Inc.

    SunAmerica Money Market Funds, Inc.
    SunAmerica Senior Floating Rate Fund, Inc.

    SunAmerica Specialty Series


(b) Directors, Officers and principal place of business:


OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck            Director
James T. Nichols            Director, President & Chief Executive Officer
Stephen A. Maginn(1)        Director, Chief Distribution Officer
Frank Curran                Vice President, Controller, Financial Operation
                            Principal and Chief Financial Officer, Treasurer
Rebecca Snider              Chief Compliance Officer
John T. Genoy               Vice President
Mallary L. Reznik(2)        Vice President
Christine A. Nixon(2)       Secretary
Virginia N. Puzon(2)        Assistant Secretary



     --------

      * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

     (1) Principal business address is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4901.


     (2) Principal business address is 1999 Avenue of the Stars, Los Angeles, California 90067-6121.


(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS


All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Annuity Service Center located at 21650 Oxnard Street, Suite 750, Woodland Hills, California 91367-4901.


ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS




Undertakings of the Registrant

------------------------------


Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.



Undertakings of the Depositor Regarding Guarantor

-------------------------------------------------


During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period") , filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.



These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").



Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent auditors of American Home regarding such financial statements.



During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.


As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the American Home Guarantee was terminated for prospectively issued Contracts. The American Home Guarantee will not cover any Contracts with an issue date later than the Point of Termination. The American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts are satisfied in full.


Effective as of 11:59 p.m. Eastern time, on December 31, 2012, SunAmerica Annuity and Life Assurance Company, an affiliate of American General Life Insurance Company, merged with and into American General Life Insurance Company. Texas law provides for the continuation of guarantees for contracts and certificates issued prior to a merger. Therefore, the American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination.



REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940



American General Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American General Life Insurance Company.

                               POWERS OF ATTORNEY



Each person whose signature appears below hereby appoints Mary Jane B. Fortin, Manda Ghaferi, Steven A. Glover and David S. Jorgensen and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.



                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account Seven, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 28th day of December, 2012.



                                        VARIABLE ANNUITY ACCOUNT SEVEN
                                        (Registrant)



                                        By: AMERICAN GENERAL LIFE INSURANCE
                                            COMPANY
                                            (On behalf of the Registrant and
                                            itself)



                                        By: /s/ MARY JANE B. FORTIN
                                            ------------------------------------
                                            MARY JANE B. FORTIN
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER



As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.




          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----
/s/ JAMES A. MALLON              Director, Acting Chairman,              December 28, 2012
-----------------------------    President
JAMES A. MALLON                  and Chief Executive Officer


/s/ MARY JANE B. FORTIN          Director, Executive Vice President      December 28, 2012
-----------------------------    and Chief Financial Officer
MARY JANE B. FORTIN


/s/ DON W. CUMMINGS              Director and Senior Vice President      December 28, 2012
-----------------------------
DON W. CUMMINGS


/s/ ROBERT M. BEUERLEIN          Director                                December 28, 2012
-----------------------------
ROBERT M. BEUERLEIN


/s/ JEFFREY H. CARLSON           Director                                December 28, 2012
-----------------------------
JEFFREY H. CARLSON


/s/ KYLE L. JENNINGS             Director                                December 28, 2012
-----------------------------
KYLE L. JENNINGS

                                   SIGNATURES



American Home Assurance Company has caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 28th day of December, 2012.



                                        AMERICAN HOME ASSURANCE COMPANY



                                        BY: /s/ SEAN T. LEONARD

                                            ------------------------------------

                                            SEAN T. LEONARD


                                            CHIEF FINANCIAL OFFICER AND SENIOR
                                            VICE PRESIDENT



This amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.





           SIGNATURE                             TITLE                          DATE
           ---------                             -----                          ----

*PETER D. HANCOCK                        Chairman and Director            December 28, 2012
------------------------------
PETER D. HANCOCK


*PETER J. EASTWOOD                      Director, President and          December 28, 2012
------------------------------          Chief Executive Officer
PETER J. EASTWOOD


*SEAN T. LEONARD                   Director, Chief Financial Officer     December 28, 2012
------------------------------         and Senior Vice President
SEAN T. LEONARD


*ALEXANDER R. BAUGH                             Director                 December 28, 2012
------------------------------
ALEXANDER R. BAUGH

*JAMES BRACKEN                                  Director                  December 28, 2012
------------------------------
JAMES BRACKEN


*JOHN Q. DOYLE                                  Director                 December 28, 2012
------------------------------
JOHN Q. DOYLE



*DAVID NEIL FIELDS                              Director                 December 28, 2012
------------------------------
DAVID NEIL FIELDS


*DAVID L. HERZOG                                Director                 December 28, 2012
------------------------------
DAVID L. HERZOG


                                                Director
------------------------------
MONIKA MARIA MACHON


*RALPH W. MUCERINO                              Director                 December 28, 2012
------------------------------
RALPH W. MUCERINO


                                                Director
------------------------------
SID SANKARAN


*CHRISTOPHER L. SPARRO                          Director                  December 28, 2012
------------------------------
CHRISTOPHER L. SPARRO


                                                Director
------------------------------
MARK TIMOTHY WILLIS


*BY:  /s/ SEAN T. LEONARD
      ------------------------
      SEAN T. LEONARD
      ATTORNEY-IN-FACT

                                  EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
 (9)(a)         Opinion of Counsel and Consent of Depositor
 (10)           Consents
 (13)(a)(2)     Power of Attorney -- American Home Assurance Company Directors